micon INTERNATIONAL LIMITED | mineral industry consultants

Effective Date: June 28, 2023

Report Date: July 30, 2023

Prepared By:

William J. Lewis, P.Geo.

Richard Gowans, P.Eng.

Christopher Jacobs, CEng, MIMMM

Andrew Hanson, P.E.

Dr. Deepak Malhotra, Ph.D.

Ralston Pedersen, P.E.

INTEGRA RESOURCES CORP. 400 Burrard Street, Suite 1050 Vancouver, BC Canada, V6C 3A6 Tel: 1.604.416.0576

601 – 90 Eglinton Ave East, Toronto, Ontario, Canada M4P 2Y3
+1 416 362 5135 | www.micon-international.com

Page

Table of Contents

1.0 SUMMARY	1
1.1 INTRODUCTION	1
1.2 PROPERTY DESCRIPTION, LOCATION AND OWNERSHIP	2
1.2.1 Wildcat Project	2
1.2.2 Mountain View Project	2
1.2.3 Wildcat and Mountain View Projects, Ownership 2021 to 2023	3
1.3 ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE	4
1.3.1 Accessibility	4
1.3.2 Climate and Physiography	4
1.3.3 Local Resources and Infrastructure	5
1.4 HISTORY	5
1.4.1 Wildcat Project History	5
1.4.2 Mountain View Project History	7
1.5 GEOLOGICAL SETTING AND MINERALIZATION	8
1.5.1 Regional Geology	8
1.5.2 Wildcat Project Geology	9
1.5.3 Wildcat Project Mineralization	9
1.5.4 Mountain View Project Geology	9
1.5.5 Mountain View Project Mineralization	10
1.6 MILLENNIAL 2021 TO 2022 EXPLORATION PROGRAMS	11
1.6.1 Wildcat and Mountain View Projects Surface Exploration Programs	11
1.6.2 Wildcat and Mountain View Projects Drilling Programs	12
1.7 METALLURGICAL TESTWORK	12
1.7.1 Wildcat Project	12
1.7.2 Mountain View Project	13
1.8 MINERAL RESOURCE ESTIMATE	14
1.8.1 Mineral Resource Estimate for the Wildcat Project	14
1.8.2 Mineral Resource Estimate for the Mountain View Project	19
1.9 MINING, PROCESSING AND INFRASTRUCTURE	25
1.9.1 Mining	25
1.9.2 Processing	29
1.9.3 Infrastructure	32
1.9.4 Capital and Operating Costs	33
1.10 ECONOMIC ANALYSIS	33
1.11 CONCLUSIONS AND RECOMMENDATIONS	35
1.11.1 Mineral Resource Estimate Conclusions	35
1.11.2 Risks and Opportunities	35
1.11.3 Planned Expenditures and Budget Preparation	37
1.11.4 Further Recommendations	39

2.0 INTRODUCTION	41
2.1 TERMS OF REFERENCE	41
2.2 QUALIFIED PERSONS, SITE VISIT AND AREAS OF RESPONSIBILITY	42
2.3 UNITS AND ABBREVIATIONS	42

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2.4 INFORMATION SOURCES	45

3.0 RELIANCE ON OTHER EXPERTS	47

4.0 PROPERTY DESCRIPTION AND LOCATION	48
4.1 GENERAL DESCRIPTION AND LOCATION	48
4.1.1 Wildcat Property Description and Location	48
4.1.2 Mountain View Property Description and Location	48
4.2 LAND TENURE, AGREEMENTS, MINERAL RIGHTS AND OWNERSHIP	48
4.2.1 Wildcat Property Description and Ownership	51
4.2.2 Wildcat Project, Obligations and Encumbrances	51
4.2.3 Wildcat Environmental Liabilities and Permitting	53
4.2.4 Mountain View Property Description and Ownership	55
4.2.5 Mountain View Project Obligations and Encumbrances	57
4.2.6 Mountain View Environmental Liabilities and Permitting	59
4.3 MICON QP COMMENTS	61

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	62
5.1 CLIMATE	62
5.2 WILDCAT PROJECT	62
5.2.1 Accessibility	62
5.2.2 Physiography	63
5.2.3 Local Resources and Infrastructure	63
5.3 MOUNTAIN VIEW PROJECT	64
5.3.1 Accessibility	64
5.3.2 Physiography	64
5.3.3 Local Resources and Infrastructure	65
5.4 MICON QP COMMENTS FOR BOTH WILDCAT AND MOUNTAIN VIEW PROJECTS	65

6.0 HISTORY	66
6.1 WILDCAT PROJECT	66
6.1.1 General Ownership and Exploration History	66
6.1.2 Mining District History and Production	67
6.1.3 Historic Mineral Resource Estimates	69
6.1.4 Differences in Historical Versus Current Resource Classification Definitions	74
6.2 MOUNTAIN VIEW PROJECT	79
6.2.1 Historical Exploration and Mining	79
6.2.2 Historical Mineral Resource Estimates	80

7.0 GEOLOGICAL SETTING AND MINERALIZATION	81
7.1 REGIONAL GREAT BASIN GEOLOGY	81
7.2 WILDCAT PROJECT GEOLOGY	85
7.3 WILDCAT PROJECT MINERALIZATION	88
7.4 MOUNTAIN VIEW PROJECT GEOLOGY	90
7.5 MOUNTAIN VIEW PROJECT MINERALIZATION	92
7.6 MICON QP COMMENTS	93

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8.0 DEPOSIT TYPES	94
8.1 WILDCAT AND MOUNTAIN VIEW PROJECTS	94

9.0 EXPLORATION	96
9.1 WILDCAT PROJECT EXPLORATION PROGRAMS	96
9.1.1 Exploration Programs Pre-2021	96
9.1.2 Millennial Exploration Programs: Post-2021	96
9.1.3 Integra Exploration Programs	97
9.2 MOUNTAIN VIEW PROJECT EXPLORATION PROGRAMS	97
9.2.1 Mountain View Project, Historical Exploration Programs	97
9.3 MICON QP COMMENTS	98

10.0 DRILLING	99
10.1 WILDCAT PROJECT DRILLING PROGRAMS	99
10.1.1 Wildcat Project Historical Drilling Programs	99
10.1.2 Wildcat Project, Millennial Drilling Programs	100
10.1.3 Wildcat Project Integra Drilling Programs	102
10.2 MOUNTAIN VIEW PROJECT DRILLING PROGRAM	102
10.2.1 Mountain View Project Historical Drilling Programs	102
10.2.2 Mountain View, Millennial Drilling Program	107
10.2.3 Integra Drilling Programs	110
10.3 MICON QP COMMENTS	110

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	111
11.1 SAMPLING APPROACH AT THE WILDCAT AND MOUNTAIN VIEW PROJECTS	111
11.1.1 Introduction	111
11.1.2 Sample Handling and Security	111
11.1.3 Assay Laboratories Accreditation and Certification	111
11.2 SAMPLE PREPARATION AND ASSAYING	112
11.2.1 AAL Sample Preparation and Analysis	112
11.3 QUALITY ASSURANCE AND QUALITY CONTROL	112
11.3.1 Wildcat QA/QC Program	112
11.3.2 Mountain View Project QA/QC Program	115
11.4 MICON QP COMMENTS	118

12.0 DATA VERIFICATION	119
12.1 SITE VISIT	119
12.2 DATABASE REVIEW FOR THE WILDCAT AND MOUNTAIN VIEW PROJECTS	123

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	126
13.1 WILDCAT PROJECT	126
13.1.1 Historical Testwork	126
13.1.2 2022/23 McClelland Testwork	127
13.1.3 Wildcat Project, Metallurgical Testing	133
13.2 WILDCAT PROJECT, TESTWORK CONCLUSIONS AND RECOMMENDATIONS	142
13.3 MOUNTAIN VIEW PROJECT	143

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13.3.1 Historical Testwork	143
13.3.2 2022/23 McClelland Testwork	143
13.3.3 Mountain View Project, Metallurgical Testing	149
13.3.4 Mountain View Project, Conclusions and Recommendations	156
13.4 NOTES REGARDING METALLURGICAL LABORATORY CERTIFICATIONS	157

14.0 MINERAL RESOURCE ESTIMATES	158
14.1 INTRODUCTION	158
14.2 CIM RESOURCE DEFINITIONS AND CLASSIFICATIONS	158
14.3 CIM ESTIMATION OF MINERAL RESOURCES BEST PRACTICES GUIDELINES	160
14.4 WILDCAT PROJECT, MINERAL RESOURCE ESTIMATE	160
14.4.1 Methodology	160
14.4.2 Wildcat Resource Database	161
14.4.3 Wildcat Project Geological Modelling	162
14.4.4 Wildcat Project Geostatistical Analysis	163
14.4.5 Wildcat Project, Contact Analysis	164
14.4.6 Wildcat Project, High-Grade Capping	164
14.4.7 Wildcat Project, Density	166
14.4.8 Wildcat Project, Compositing	166
14.4.9 Wildcat Project, Variogram Analysis	168
14.4.10 Wildcat Project, Block Model	168
14.4.11 Wildcat Project, Search Ellipse and Interpolation Parameters	168
14.4.12 Wildcat Project, Model Validation	169
14.4.13 Wildcat Project, Mineral Resource Classification	170
14.4.14 Wildcat Project, Reasonable Prospects for Eventual Economic Extraction	171
14.4.15 Wildcat Project Mineral Resource Estimate	172
14.4.16 Wildcat Project, Mineral Resource Sensitivity Analysis	173
14.4.17 Wildcat Project, 2023 Resource Estimate, Comparison with Previous 2020 Estimate	175
14.5 MOUNTAIN VIEW PROJECT, MINERAL RESOURCE ESTIMATE	176
14.5.1 Mountain View Project Methodology	176
14.5.2 Mountain View Resource Database	176
14.5.3 Mountain View Project, Geological Modelling	177
14.5.4 Mountain View Project, Geostatistical Analysis	179
14.5.5 Mountain View Project Contact Analysis	179
14.5.6 Mountain View Project, High Grade Capping	180
14.5.7 Mountain View Project, Density	180
14.5.8 Mountain View Project Compositing	183
14.5.9 Mountain View Project Block Model	185
14.5.10 Mountain View Search Ellipse and Interpolation Parameters	185
14.5.11 Mountain View Project Model Validation	186
14.5.12 Mountain View Project, Classification	187
14.5.13 Mountain View Project, Reasonable Prospects for Eventual Economic Extraction	188
14.5.14 Mountain View Project, Mineral Resource Estimate	189
14.5.15 Mountain View Project, Mineral Resource Grade Sensitivity Analysis	190
14.5.16 Mountain View Project, 2023 Mineral Resource Estimate Comparison with 2020 Estimate	192

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14.6 FACTORS THAT COULD AFFECT THE WILDCAT AND MOUNTAIN VIEW MINERAL RESOURCE ESTIMATES	193
14.7 RESPONSIBILITY FOR THE WILDCAT AND MOUNTAIN VIEW MINERAL RESOURCE ESTIMATES	193

15.0 MINERAL RESERVE ESTIMATES	194

16.0 MINING METHODS	195
16.1 PIT OPTIMIZATION	195
16.1.1 Pit Optimization Parameters	195
16.1.2 Geometrical Parameters	197
16.1.3 Pit Optimization Results	197
16.2 PIT DESIGNS	201
16.2.1 Pit Design Slope Parameters	201
16.2.2 Bench Height	204
16.2.3 Wildcat Project, Pit Design	205
16.2.4 Mountain View Project, Pit Design	210
16.2.5 Cut-Off Grade	210
16.2.6 Dilution	213
16.2.7 Mineral Resources in the PEA Conceptual Mine Plan	213
16.3 MINE WASTE FACILITIES	215
16.3.1 Wildcat Waste Disposal	215
16.3.2 Mountain View Waste Disposal	215
16.4 MINERALIZED MATERIAL STOCKPILE FACILITIES	218
16.5 PRODUCTION SCHEDULING	218
16.6 MINE EQUIPMENT REQUIREMENTS	221
16.7 MINE OPERATIONS PERSONNEL	221

17.0 RECOVERY METHODS	226
17.1 PROCESS FLOW	226
17.2 PROCESS FACILITIES	226
17.3 ENERGY, WATER AND PROCESS MATERIALS	229
17.4 PROCESS PRODUCTION SCHEDULE	230
17.5 PLANT AND ADMINISTRATIVE OPERATIONS PERSONNEL	230

18.0 PROJECT INFRASTRUCTURE	234
18.1 ACCESS ROADS	234
18.2 BUILDINGS	234
18.3 HEAP LEACH PAD	234
18.3.1 Conceptual HLF, Operation Overview	235
18.3.2 Process Ponds	240
18.3.3 Stormwater Diversion	240
18.4 PROCESS AREA GEOTECHNICAL REVIEW AND ANALYSIS	240
18.5 ANCILLARY AREAS	241
18.5.1 Wash Bay	241
18.5.2 Explosives Magazine	241

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18.5.3 Fuel Island	241
18.6 POWER	241

19.0 MARKET STUDIES AND CONTRACTS	242

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	243
20.1 GENERAL OVERVIEW	243
20.2 WILDCAT PROJECT	244
20.2.1 Environmental Baseline Studies	244
20.2.2 Permitting	245
20.2.3 Social or Community Impacts	246
20.2.4 Mine Closure Requirements and Cost	247
20.3 MOUNTAIN VIEW PROJECT	248
20.3.1 Environmental Baseline Studies	248
20.3.2 Permitting	248
20.3.3 Social or Community Impacts	250
20.3.4 Mine Closure Requirements and Cost	250

21.0 CAPITAL AND OPERATING COSTS	252
21.1 CAPITAL COSTS - INFRASTRUCTURE	252
21.1.1 Quantities and Estimating Methodology	252
21.1.2 Civil (Earthworks and Utilities)	252
21.1.3 Concrete	252
21.1.4 Structural Steel	253
21.1.5 Buildings	253
21.1.6 Mechanical Equipment	253
21.1.7 Electrical	253
21.1.8 Instrumentation and Communication	253
21.1.9 Labour Rates	254
21.1.10 Construction Field Indirect Costs	254
21.1.11 Insurance, Freight and Transportation	254
21.1.12 Sales Tax	254
21.1.13 Procurement	254
21.1.14 Construction Phase Services	254
21.1.15 Vendor Representative Assistance, Start-up and Communication Costs	254
21.1.16 Building Permit Fees	255
21.1.17 Spare Parts	255
21.1.18 Contingency	255
21.1.19 Owner Costs	255
21.1.20 Accuracy	255
21.2 CAPITAL COSTS - HEAP LEACH	256
21.3 MINING CAPITAL COSTS	257
21.4 PLANT OPERATING COSTS	257
21.4.1 Design Criteria	257
21.4.2 Reagents	257
21.5 MINING OPERATING COSTS	259

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22.0 ECONOMIC ANALYSIS	261
22.1 CAUTIONARY STATEMENT	261
22.2 BASIS OF EVALUATION	262
22.3 MACRO-ECONOMIC ASSUMPTIONS	262
22.3.1 Exchange Rate and Inflation	262
22.3.2 Weighted Average Cost of Capital	262
22.3.3 Forecast Gold Price	262
22.3.4 Taxation and Royalty Regime	263
22.4 TECHNICAL ASSUMPTIONS	263
22.4.1 Mining	263
22.4.2 Processing	264
22.5 BASE CASE CASH FLOW	264
22.6 SENSITIVITY STUDY	267
22.6.1 Discount Rate Sensitivity	267

23.0 ADJACENT PROPERTIES	269
23.1 WILDCAT PROJECT	269
23.2 MOUNTAIN VIEW PROJECT	269

24.0 OTHER RELEVANT DATA AND INFORMATION	270

25.0 INTERPRETATION AND CONCLUSIONS	271
25.1 GENERAL INFORMATION	271
25.2 MINERAL RESOURCE ESTIMATE	271
25.2.1 Mineral Resource Estimate for the Wildcat Project	271
25.2.2 Mineral Resource for the Mountain View Project	276
25.3 PEA MINING, PROCESSING AND INFRASTRUCTURE	282
25.3.1 Mining	282
25.3.2 Processing	286
25.3.3 Infrastructure	287
25.3.4 Capital and Operating Costs	288
25.4 PEA ECONOMIC ANALYSIS	288
25.5 CONCLUSIONS	290
25.5.1 Mineral Resource Estimate Conclusions	290
25.5.2 Risks and Opportunities	290

26.0 RECOMMENDATIONS	294
26.1 PLANNED EXPENDITURES AND BUDGET PREPARATION	294
26.2 FURTHER RECOMMENDATIONS	295
26.2.1 Geological and Resource Recommendations	295
26.2.2 Metallurgical Recommendations	295
26.2.3 Geotechnical Recommendations	295
26.2.4 Mining Recommendations	296
26.2.5 Infrastructure Recommendations	296
26.2.6 Permitting Recommendations	296

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27.0 DATE AND SIGNATURE PAGES	297

28.0 REFERENCES	298
28.1 GENERAL REFERENCES	298
28.1.1 Technical Reports, Papers and Other Sources	298
28.1.2 Web Based Sources of Information	299
28.2 WILDCAT PROJECT SPECIFIC REFERENCES	299
28.2.1 Technical Reports, Papers and Other Sources	299
28.2.2 Web Based Sources of Information	300
28.3 MOUNTAIN VIEW PROJECT SPECIFIC REFERENCES	300
28.3.1 Technical Reports, Papers and Other Sources	300
28.3.2 Web Based Sources of Information	301

29.0 CERTIFICATES OF QUALIFIED PERSONS	302

Appendices

Appendix I: Glossary of Mining and Other Related Terms	End of the Report

Appendix II: Wildcat and Mountain View Mineral Claim Details	End of the Report

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List of Tables

Table 1.1	Wildcat Project Mineral Resource Estimate Economic Parameters	17

Table 1.2	Wildcat Deposit June, 2023, Mineral Resource Estimate Statement	17

Table 1.3	Wildcat Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades	18

Table 1.4	Mountain View Project, Mineral Resource Economic Parameters	22

Table 1.5	Mountain View Deposit June, 2023, Mineral Resource Estimate Statement	23

Table 1.6	Mountain View Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades	24

Table 1.7	Mine Production Schedule	30

Table 1.8	Summary LOM Cash Flow, Wildcat and Mountain View Projects	33

Table 1.9	Risks and Opportunities at the Wildcat and Mountain View Projects	36

Table 1.10	Wildcat and Mountain View Projects, Recommended Budget for Further Work	38

Table 2.1	Qualified Persons, Areas of Responsibility and Site Visits	43

Table 2.2	List of the Abbreviations	43

Table 4.1	Summary of the Mineral Claims that Comprise the Wildcat and Mountain View Properties	50

Table 5.1	Average Climatic Data - Gerlach Station	62

Table 6.1	Historical Production from the Seven Troughs District	68

Table 6.2	Production from the Seven Troughs District by Year from 1908 to 1940 (Gold, Silver, Copper, Lead)	68

Table 6.3	Historical Lac Minerals 1993 Wildcat Mineral Resource Estimation*	69

Table 6.4	Summary of the Historical 1998 MDA Wildcat Resource Estimation	71

Table 6.5	Historical 2006 Wildcat Indicated Resource Estimate (0.010 oz/t gold cut-off)	74

Table 6.6	Historical 2006 Wildcat Inferred Resource Estimate (0.010 oz/t gold cut-off)	74

Table 6.7	Historical 2002 Snowden Mineral Resource Estimate, Severance Deposit, Mountain View Project	80

Table 10.1	Summary of the Historical Wildcat Project Drilling Programs	99

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Table 10.2	Comparison between the Core Diamond Drill Holes and the Close-by Reverse Circulation Drill Holes	100

Table 10.3	Summary of the 2022 Millennial Drilling Program for the Wildcat Project	100

Table 10.4	Summary of the Mountain View Project Drilling Programs from 1984-2004	102

Table 10.5	Summary of the Drill Hole Information for the 2003 and 2004 Vista Drill Programs	104

Table 10.6	Summary of the 2003 and 2004 Mineralized Drill Hole Intersections	106

Table 10.7	Summary of the Drill Hole Information for the 2021 to 2022 Millennial Drilling Program	107

Table 11.1	Standards used by Millennial for the 2022 Wildcat Core Drilling Program	112

Table 11.2	AAL Results for the Standards used by Millennial during the 2022 Drilling Program at the Wildcat Project	113

Table 11.3	Summary of Blank Performance at Wildcat	113

Table 11.4	Standards used by Millennial for the 2021-2022 Mountain View Project Core Drilling Program	115

Table 11.5	AAL Results of Standards used by Millennial for the 2021-2022 Drilling Program at Mountain View Program	116

Table 11.6	Summary of Blank Performance at Mountain View Project	117

Table 12.1	Wildcat Project, Drill Hole Samples Chosen for Reassaying	124

Table 12.2	Mountain View Project, Drill Hole Samples Chosen for Reassaying	124

Table 12.3	Comparison of the Original AAL Assay and the BV Re-Assay	125

Table 13.1	Summary of Historical Metallurgical Testwork	126

Table 13.2	Wildcat Project, Metallurgical Composite Selected Analyses	129

Table 13.3	Column Metallurgical Composite Whole Rock Analyses	130

Table 13.4	Column Metallurgical Composite XRD Analyses	130

Table 13.5	Bottle Roll Metallurgical Variability Samples Gold, Silver and Sulphide Analyses	131

Table 13.6	Summary of Column Composite Sample Bottle Roll Leach Test Results	134

Table 13.7	Average Bottle Roll Leach Test Results for Each Mineralization-Type	135

Table 13.8	Summary of Final Column Leach Test Results	137

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Table 13.9	Physical Characteristics of the Wildcat Column Leach Test Samples	140

Table 13.10	Summary of Diagnostic Leach Test Results	141

Table 13.11	Summary of the Wildcat Sample Gravity Test Results	141

Table 13.12	Mountain View Project, Metallurgical Composite Selected Analyses	145

Table 13.13	Mountain View Project, Column Metallurgical Composite Whole Rock Analyses	146

Table 13.14	Mountain View Column Metallurgical Composite XRD Analyses	146

Table 13.15	Mountain View Bottle Roll Metallurgical Variability Samples, Gold, Silver and Sulphide Analyses	147

Table 13.16	Summary of Column Composite Sample Bottle Roll Leach Test Results	150

Table 13.17	Average Bottle Roll Leach Test Results for Each Mineralization-Type	153

Table 13.18	Summary of Final Column Leach Test Results	154

Table 13.19	Physical Characteristics of the Mountain View Column Leach Test Samples	156

Table 14.1	Wildcat Project, Drill Hole Assaying Gold and Silver Statistics	163

Table 14.2	Wildcat Project, Drilling Assays Sensitivity to Capping Value	166

Table 14.3	Wildcat Project, Drilling 4.5m Composites Statistics	167

Table 14.4	Wildcat Project, Block Model Geometry	168

Table 14.5	Wildcat Project, Search Ellipse Parameters	169

Table 14.6	Wildcat Project, Gold Interpolation Comparison at Zero Cut-off	170

Table 14.7	Wildcat Project Mineral Resource Estimate Economic Parameters	172

Table 14.8	Wildcat Deposit June, 2023, Mineral Resource Estimate Statement	172

Table 14.9	Wildcat Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades	173

Table 14.10	Wildcat Project, Comparison of the 2023 Mineral Resource Estimate with Previous 2020 Estimate	175

Table 14.11	Mountain View Project, Drilling Assay Gold and Silver Statistics	179

Table 14.12	Mountain View Project, West Breccia Drilling Assays Sensitivity to Gold Capping Value	183

Table 14.13	Mountain View Project, Selected Capping Value per Domain for Gold and Silver	183

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Table 14.14	Mountain View Project, Drilling, 4.5m Composites Statistics	184

Table 14.15	Mountain View Project, Block Model Geometry	185

Table 14.16	Mountain View Project, Search Ellipse Parameters	185

Table 14.17	Mountain View Project, Interpolation Parameters	186

Table 14.18	Mountain View Project, Gold Interpolation Comparison Cut-Off	187

Table 14.19	Mountain View Project, Mineral Resource Economic Parameters	189

Table 14.20	Mountain View Deposit June, 2023, Mineral Resource Estimate Statement	189

Table 14.21	Mountain View Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades	190

Table 14.22	Mountain View Project, Comparison between the 2023 and the 2020 Mineral Resource Estimates	192

Table 16.1	Pit Optimization Parameters	196

Table 16.2	Wildcat Project, Pit Optimization Results	198

Table 16.3	Mountain View Project, Pit Optimization Results	200

Table 16.4	Combined Wildcat and Mountain View Project Pit Optimization Results	201

Table 16.5	Wildcat Geotechnical Parameters	204

Table 16.6	Mountain View Geotechnical Parameters	204

Table 16.7	Cut-off Grade Estimation	210

Table 16.8	Dilution Factors	213

Table 16.9	Wildcat Project, Mineral Resources within the Conceptual Mine Plan	214

Table 16.10	Mountain View Project, Mineral Resources within the Conceptual Mine Plan	214

Table 16.11	Wildcat Project, Waste Dump Capacity	215

Table 16.12	Mountain View Project, Waste Dump Capacity	215

Table 16.13	Mineralized Material Stockpile Capacity	218

Table 16.14	Mine Production Schedule	222

Table 16.15	Mining Fleet Requirements	224

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Table 16.16	Mine Personnel Requirements	225

Table 17.1	Energy Requirements for the Wildcat and Mountain View Projects	229

Table 17.2	Reagents Requirements for the Wildcat and Mountain View Projects	229

Table 17.3	Process Production Schedule for the Wildcat and Mountain View Projects	231

Table 17.4	Plant Personnel Requirements	232

Table 17.5	General and Administration Personnel Requirements	233

Table 19.1	Average Annual High and Low London PM Fix for Gold and Silver from 2000 to July 30, 2023	242

Table 20.1	Required Permits for the Wildcat Project	245

Table 20.2	Wildcat Project, Reclamation Cost Estimate	247

Table 20.3	Required Permits for the Mountain View Project	249

Table 20.4	Mountain View Project, Reclamation Cost Estimate	251

Table 21.1	General Infrastructure Estimate for the Wildcat Project	255

Table 21.2	General Infrastructure Estimate for Mountain View Project	255

Table 21.3	Heap Leach Estimate for the Wildcat Project	256

Table 21.4	Heap Leach Estimate for Mountain View Project	256

Table 21.5	Plant Operating Costs for the Wildcat Project, 11 Mt/y	258

Table 21.6	Plant Operating Costs for the Wildcat Project, Leaching Only	258

Table 21.7	Plant Operating Costs for the Mountain View Project, 5.5 Mt/y	258

Table 21.8	Plant Operating Costs for the Mountain View Project, Leaching Only	259

Table 21.9	Mining Average Operating Costs for the Wildcat Project	259

Table 21.10	Mining Average Operating Costs for the Mountain View Project	260

Table 22.1	Summary LOM Cash Flow, Wildcat and Mountain View Projects	265

Table 22.2	Annual LOM Cash Flow	266

Table 25.1	Wildcat Project Mineral Resource Estimate Economic Parameters	274

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Table 25.2	Wildcat Deposit June, 2023, Mineral Resource Estimate Statement	275

Table 25.3	Wildcat Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades	275

Table 25.4	Mountain View Project, Mineral Resource Economic Parameters	279

Table 25.5	Mountain View Deposit June, 2023, Mineral Resource Estimate Statement	280

Table 25.6	Mountain View Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades	281

Table 25.7	Summary LOM Cash Flow, Wildcat and Mountain View Projects	288

Table 25.8	Risks and Opportunities at the Wildcat and Mountain View Projects	291

Table 26.1	Wildcat and Mountain View Projects, Recommended Budget for Further Work	294

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List of Figures

Figure 1.1 LOM Cash Flow Chart	35

Figure 4.1 Location Map of the Wildcat and Mountain View Projects in Northwestern Nevada	49

Figure 4.2 Wildcat Project Claims Map	52

Figure 4.3 Mountain View Project Mineral Claims Map	56

Figure 5.1 A Panoramic View of Main Hill (looking North-Northeast) at the Wildcat Project	63

Figure 5.2 A View of the Mountain View Property	64

Figure 6.1 View of the Old Wooden Headframe on the Historical Shaft	69

Figure 7.1 The Bimodal Basalt-Rhyolite Assemblage	82

Figure 7.2 Generalized Geology of the Western North American Cordillera	83

Figure 7.3 Regional Geology Map for Northwest Nevada	84

Figure 7.4 Property Geology Map for the Wildcat Project	86

Figure 7.5 Regional Geology Surrounding the Mountain View Project	91

Figure 8.1 Schematic Model of Mineral Zonation in Low-Sulphidation Epithermal Deposits.	95

Figure 10.1 Location of 2003 and 2004 Vista Drill Holes in Relation to Previous Drill Holes	105

Figure 11.1 Example of AAL Results for Standard OREAS 252b for the Wildcat 2022 Drill Program	114

Figure 11.2 Graph of Blank Performance at Wildcat	114

Figure 11.3 Graph of Field Duplicate Performance at the Wildcat Project	115

Figure 11.4 Example of AAL Results for Standard OREAS 250b for the Mountain View 2021 and 2022 Drill Program	116

Figure 11.5 Graph of Blank Performance at Mountain View Project	117

Figure 11.6 Graph of Duplicate Performance at Mountain View Project	118

Figure 12.1 Drilling WCCD-0012 at the Wildcat Project August, 2022 Site Visit	119

Figure 12.2 Millennial Coreshack at the time of Micon's Site Visit in August, 2022	120

Figure 12.3 Millennial Storage of Pulp Samples	120

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Figure 12.4 Site of Wildcat Drill Hole WCCD-0005	121

Figure 12.5 View of Mountain View Drill Hole MVCD-0021	121

Figure 12.6 View of the Wildcat Project from the Access Road	122

Figure 12.7 View of the Mountain View Project from Drill Hole MVCD-0021	122

Figure 12.8 Comparison between the Original Assay from AAL and the Bureau Veritas Check Re-Assays	125

Figure 13.1 Wildcat Metallurgical Samples Locations	128

Figure 13.2 -1.7 mm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content	134

Figure 13.3 P80 75 µm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content	135

Figure 13.4 Column Leach Gold Recoveries - P80 19 mm	138

Figure 13.5 Column Leach Gold Recoveries - P80 9.5 mm	138

Figure 13.6 Column Leach Gold Recoveries - P80 6.3 mm (HPGR)	139

Figure 13.7 Mountain View Metallurgical Samples Locations	144

Figure 13.8 -1.7 mm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content	150

Figure 13.9 -1.7 mm Oxide Variability Bottle Roll Tests - Au and Ag Extraction versus Head Grade	151

Figure 13.10 P80 75 µm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content	151

Figure 13.11 P80 75 µm Oxide Variability Bottle Roll Tests - Au and Ag Extraction versus Head Grade	152

Figure 13.12 Mountain View Project, Program Column Leach Gold Recoveries - P80 19 mm	155

Figure 13.13 Mountain View Project, Column Leach Gold Recoveries - P80 9.5 mm	155

Figure 14.1 Wildcat Project Drilling Location Plan View	161

Figure 14.2 Wildcat 3D View, Drilling Lithologies at the Main Hill Zone (Looking Northeast)	162

Figure 14.3 Wildcat Project, Volcanoclastic Contact Plot	164

Figure 14.4 Wildcat Project, Logarithmic Probability Plots for Gold	165

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Figure 14.5 Wildcat Project, Logarithmic Probability Plots for Silver	165

Figure 14.6 Wildcat Project, Assays Length Histogram	167

Figure 14.7 Wildcat Project, North-South Block Model Cross Section Visual Checks (Looking West)	169

Figure 14.8 Wildcat Project, Gold Trend Plot: East, North and Elevation	170

Figure 14.9 Wildcat Project, Plan View of the Mineral Resource Classification	171

Figure 14.10 Wildcat Project, Grade Tonnage Curves for the Indicated Mineral Resources at Different Cut-Off Grades	174

Figure 14.11 Wildcat Project, Grade Tonnage Curves for the Inferred Mineral Resources at Different Cut-Off Grades	175

Figure 14.12 Mountain View Project, Plan View of Drilling Locations	177

Figure 14.13 Mountain View Project, 3D View of the Drilling Lithologies at the Main Hill Zone (Looking West)	178

Figure 14.14 Mountain View Project, West Breccia and Rhyolite Contact Plots	181

Figure 14.15 Mountain View Project, Logarithmic Probability Plots for Gold	182

Figure 14.16 Mountain View Project, Assay Length Histogram	184

Figure 14.17 Mountain View Project, North-South Block Model Cross Section Visual Checks (Looking North)	186

Figure 14.18 Mountain View Project, Gold Trend Plot for East, North and Elevation	187

Figure 14.19 Mountain View Project 3D View of the Classification (Looking Northeast)	188

Figure 14.20 Mountain View Project, Grade Tonnage Curves for the Indicated Mineral Resources at Different Cut-Off Grades	191

Figure 14.21 Mountain View Project, Grade Tonnage Curves for the Inferred Mineral Resources at Different Cut-Off Grades	192

Figure 16.1 Wildcat Project Pit-by-Pit Graph	199

Figure 16.2 Mountain View Project, Pit-by-Pit Graph	200

Figure 16.3 Pit Wall Terminology	202

Figure 16.4 Wildcat Geotechnical Sectors: North-Northwest Wall of South Pit Highlighted	203

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Figure 16.5 Wildcat Pit, Phase 1A (North) and Phase 2A (South)	206

Figure 16.6 Wildcat Pit, Phase 1F (North) and Phase 2F (South)	207

Figure 16.7 Wildcat Pit, Phase A (North) and Phase B (South)	208

Figure 16.8 Wildcat Pit all Phases, Satellite Pits A and B	209

Figure 16.9 Mountain View Pit Phase 1	211

Figure 16.10 Mountain View Final Pit Phase 2	212

Figure 16.11 Wildcat Project, Waste Dumps	216

Figure 16.12 Mountain View Project, Waste Dump	217

Figure 16.13 Wildcat Project, Mineralized Material Stockpile Design	219

Figure 16.14 Mountain View Project, Mineralized Material Stockpile Design	220

Figure 17.1 Process Flow for the Wildcat Project	227

Figure 17.2 Process Flow for the Mountain View Project	228

Figure 18.1 Wildcat Project Site Layout	236

Figure 18.2 Mountain View Project Site Layout	237

Figure 18.3 General Arrangement for the Wildcat Project	238

Figure 18.4 General Arrangement for the Mountain View Project	239

Figure 22.1 Historical Gold Price (10 years)	263

Figure 22.2 Wildcat and Mountain View Mining Production Schedule	264

Figure 22.3 Wildcat and Mountain View Production Schedule	264

Figure 22.4 LOM Cash Flow Chart	267

Figure 22.5 NPV Sensitivity Chart	268

Figure 22.6 IRR Sensitivity Chart	268

Figure 25.1 LOM Cash Flow Chart	290

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1.0 SUMMARY

1.1 Introduction

Integra Resources Corp. (Integra) has retained Micon International Limited (Micon) to assist with and compile a Preliminary Economic Assessment (PEA) for its Nevada Projects; the Wildcat Project located in Pershing County and the Mountain View Project located in Washoe County. The two Projects are located approximately 40 miles (65 km) from one another but because Integra plans to combine the two Projects and operate them sequentially as one continuous Project, a single PEA has been prepared to encompass both Projects. Micon has also been retained to compile this Technical Report to disclose the results of the PEA for the combined Project, in accordance with Canadian National Instrument (NI) 43-101 Standards of Disclosure for Mineral Projects.

On May 4, 2023, Integra Resources Corp. (Integra) and Millennial Precious Metals Corp. (Millennial) announced the completion of their previously announced at-market merger by way of a court-approved plan of arrangement. As a result, Integra and Millennial may be used interchangeably in this report.

A PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves, and there is no certainty that the preliminary assessment will be realized. All currency amounts in this report are stated in US dollars (US$).

In this report, the terms Wildcat Project and Mountain View Project refers to the areas within the exploitation or mining concessions upon which historical exploration and mining has been conducted, while the term Wildcat property and Mountain View property refers to the entire land package within the mineral exploitation and exploration concessions.

The information in this report was derived from published material, as well as data, professional opinions and unpublished material submitted by the professional staff of Integra or its consultants, supplemented by the Qualified Person(s) (QPs) independent observations and analysis. Much of the data came from prior reports for the Wildcat and Mountain View Projects updated with information provided by Integra, as well as information researched by the QPs.

Neither the Micon QPs nor the other QPs contributing to this report have or have previously had any material interest in Integra or related entities. The relationship with Integra is solely a professional association between the client and the independent consultants. This report has been prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of the reports.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QPs do not consider them to be material.

This report is intended to be used by Integra subject to the terms and conditions of its agreement with Micon. That agreement permits Integra to file this report as a Technical Report with the Canadian Securities Administrators (CSA) pursuant to provincial securities legislation or with the Securities and Exchange Commission (SEC) in the United States.

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The conclusions and recommendations in this report reflect the QPs' best independent judgment in light of the information available to them at the time of writing. The QPs and Micon reserve the right, but will not be obliged, to revise this report and its conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2 Property Description, Location and Ownership

The Wildcat and Mountain View Projects are both located in northern Nevada, United States of America. Both Projects are northeast of Reno, which is the nearest large city. The Mountain View Project is located roughly 40 miles (65 km) northwest of the Wildcat Project.

1.2.1 Wildcat Project

The Wildcat property is located on the northeastern portion of the Seven Troughs Range, about 35 miles northwest of the town of Lovelock in Pershing County, Nevada.

The property is located in all or portions of: sections 32-36, T32N, R29E; sections 1 and 12 of T31N, R28E; sections 1-36 of T31N, R29E; and sections 4 and 5 of T30N, R29E, Mount Diablo Baseline and Meridian. The latitude and longitude of the Project are 40.5425° N, 118.7550° W and the Project is at an elevation of approximately 6,299 ft.

The Wildcat property consists of 4 patented (Fee Tracts) and 916 unpatented lode claims. The total area is 17,612 acres. The claims are on publicly owned lands administered by the U.S. Bureau of Land Management (BLM). All of the claims are located in Pershing County in northwest-north-central Nevada. Micon noted that the maintenance fee of US$151,140 has been paid, and the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited, as long as filing payments are made each year.

The mineral claims were originally purchased from Clover Nevada Limited Liability Company (Clover Nevada) a subsidiary of Waterton Precious Metals Fund II Cayman, LP (Waterton). On April 29, 2021 all rights were assigned to Millennial NV Limited Liability Company (Millennial NV).

The Wildcat mineral claims are currently owned 100% by Millennial NV, which is a subsidiary of Integra.

1.2.2 Mountain View Project

The Mountain View property is located in northwest Nevada, USA, near the Granite Range, at a latitude and longitude of 40.8314° N and 119.5027° W and at an approximate elevation of 5,000 ft.

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Integra Resources Corp.

The property lies approximately 15 miles northwest of Gerlach, Nevada in Washoe County. The Mountain View property straddles the boundary between the Squaw Valley and Banjo topographic quadrangles.

The Mountain View property currently consists of 284 un-patented lode claims with a total area of approximately 5,476 acres. Millennial NV has provided Micon with copies of the mining claim maintenance fee filings, affidavits and notices of intent to hold mining claims, as filed with the BLM. Micon's QP noted that the maintenance fee of US$46,860 was paid, and that the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year. The land on which the claims are located is administered by the BLM.

The mineral claims were originally purchased from Clover Nevada a subsidiary of Waterton. On April 29, 2021, all rights were assigned to Millennial NV, a subsidiary of Integra.

The ownership of the claims listed in the fee filings is in the name of Millennial NV and Leslie Wittkopp. Currently Millennial NV owns 100% interest in the Mountain View Project.

1.2.3 Wildcat and Mountain View Projects, Ownership 2021 to 2023

On April 28, 2021, Millennial announced the successful completion of the previously announced series of transactions with Millennial Silver Corp. (Millennial Silver) and Clover Nevada a subsidiary of Waterton, resulting in Millennial indirectly acquiring Waterton's interest in the Wildcat property, the Mountain View property and other properties located in Nevada. The transactions were undertaken through an asset purchase agreement dated December 11, 2020 (the Asset Purchase Agreement) between Millennial (as successor to 1246768 B.C. Ltd. (768)), Millennial Silver and Waterton, and an amalgamation agreement dated December 11, 2020 between Millennial Silver and 768.

On May 4, 2023, Integra and Millennial announced the completion of their previously announced at-market merger by way of a court-approved plan of arrangement.

Under the terms of the Transaction, Integra acquired all the issued outstanding common shares of Millennial. Millennial shareholders received 0.23 of a common share of Integra for each Millennial share held. Integra subsequently consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share. In aggregate, 16,872,050 Integra shares (post-consolidation) were issued to former Millennial shareholders as consideration for their Millennial Shares.

As a result of the Transaction, Millennial has become a wholly owned subsidiary of Integra and the Millennial shares were delisted from the TSX Venture Exchange (the TSXV) on May 5, 2023.

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Integra Resources Corp.

1.3 Accessibility, Climate, Physiography, Local Resources and Infrastructure

1.3.1 Accessibility

1.3.1.1 Wildcat Project

The Wildcat Project is accessible from the city of Reno, Nevada, via both paved and dirt roads. Access is primarily via Intestate 80 to the town of Lovelock, at approximately 91 miles from Reno. State Route 398 from Lovelock is followed (1 mile) to the intersection with State Route 399. After 12 miles, Route 399 reaches the intersection with a good-condition dirt road, which runs to the northwest. After approximately 15.6 miles, there is an intersection with a dirt road, in regular driving condition. The Project is located 4.7 miles after the intersection of this dirt road.

1.3.1.2 Mountain View Project

The Mountain View Project is easily accessed from Reno, via 124 miles of paved routes and 2.8 miles of good condition dirt roads. Access is primarily via Intestate Highway 80 up to the intersection with paved state route 447, located 33 miles east of Reno. State route 477 runs north for 75 miles, to the town of Gerlach. At Gerlach, State Route 47 turns to the northeast and at 17.6 miles, once the Squaw Valley Reservoir is reached, there is a junction with a dirt road that runs to the northwest. This dirt road is generally in good driving condition up to the Project, which is located at 2.8 miles from the intersection with the paved route.

The Wildcat and Mountain View Projects are both accessible year-round by vehicle with the only limitation being the condition of dirt roads. Potential drifting winter snow and heavy spring runoff accompanied by flooding could lead to sections of each Project's respective access road being impassible.

1.3.2 Climate and Physiography

Both the Wildcat and Mountain View Projects have semi-arid climates with high temperatures in the summer generally in the 80°F to 90°F range, with winter highs generally in the 40°F to 50°F range. Winter temperatures can be below 0°F. Precipitation at the properties usually totals more than 8 inches per year, divided between winter snow, spring rain and summer thunderstorms. The evaporation potential greatly exceeds the precipitation on an average annual basis, so the area is one with a negative water balance. The closest weather station is at Gerlach, located about 20 miles to the northwest of the Wildcat Project area and 20 miles southeast of the Mountain View Project area. Gerlach is lower in elevation than the Wildcat Project and the weather at the Project is likely to be wetter and cooler. Weather at the Mountain View Project is expected to be similar to that at the Gerlach station.

1.3.2.1 Wildcat Project

The Wildcat Project is located in the high desert of the Basin and Range Physiographic Province. It lies in the Farrell Mining District in the Seven Troughs Range, between 5,000 ft and 7,500 ft above sea level. The area is rugged and generally covered by sagebrush, grasses and a few Juniper and Pinyon trees.

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Integra Resources Corp.

1.3.2.2 Mountain View Project

The physiography of the Mountain View Project is characterized by typical basin and range topography, with north to northwest trending ranges of hills and low mountains with moderate relief, separated by wide, flat bottomed gravel filled basins. Mountain peaks east of the Project are roughly 9,000 ft and valleys are roughly 4,500 ft above sea level. Valleys in the region are typically covered by sagebrush and grasses, with scattered stands of pine trees occurring at higher elevations. The only infrastructure on the property, other than the roads, is an interstate transmission power line.

1.3.3 Local Resources and Infrastructure

1.3.3.1 Wildcat Project

The Wildcat property is located 35 miles from the town of Lovelock, Nevada. Lovelock is a town of about 3,000 people, with the infrastructure to support a mining operation. Water should be available on site, because a former water well was operated on the site by Allied Nevada Gold Corp. (Allied Nevada) and springs were observed near the access road, but power is not currently available at the site.

Claims have been staked, enlarging the Project area, to accommodate the future construction of mining infrastructure, such as heap leach pads, mine offices, equipment storage areas and resource expansion potential.

1.3.3.2 Mountain View Project

The nearest community to the Mountain View Project is Gerlach, with approximately 500 people. There are larger communities in the region that may also be used as regional supply centres should Gerlach not have the necessary supplies. Areas of the Mountain View property have been staked to account for future mine infrastructure, such as heap leach pads, mine offices, equipment storage areas and resource expansion potential.

1.3.3.3 Resources Common to the Projects

Both Projects are located north-northeast of Reno, Nevada which can provide access to international destinations if required. It is presumed that most of the skilled workforce for any operation would come from other parts of Nevada and the surrounding states.

There are larger centres and other communities in the region of both Projects that may also be used as regional supply centres, as mining is a major generator of revenue in Nevada.

1.4 History

1.4.1 Wildcat Project History

The history of the property and district has been taken directly from internal documents belonging to a prior property-holder, Lac Minerals (USA) Limited Liability Company (Lac Minerals). Mining began in the early 1900's and concentrated on epithermal quartz veins hosted within Cretaceous granodiorite. Production was small but high-grade, at less than 100,000 short tons with a grade in excess of one ounce per short ton (oz/st) gold. The patented claims on the Wildcat property were located in 1906 and 1907 and patented in May, 1912 by the Seven Troughs Monarch Mines Company. Surface cuts were taken on three main surface veins: Hero, Hillside and Wildcat. An 1,800 ft tunnel was completed in 1912 to intersect these veins at the 300 ft to 400 ft level. The veins were reported barren, but were wider than projected (Tullar, 1992).

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Integra Resources Corp.

Monex Explorations (Monex) purchased five unpatented lode claims around 1980 and worked the Tag mine intermittently. Homestake Mining Company (Homestake) took an interest in the hydrothermally altered volcanic cap northwest of the Wildcat mine area in 1982 and drilled three core holes in 1983. Based on these holes Homestake retained an interest in the property between 1984 and 1990.

Touchstone Resources Company Inc. (Touchstone), an exploration subsidiary of Cornucopia, leased the property from Homestake in 1983. Touchstone completed a 30-hole, 6,260 ft program of reverse circulation drilling in 1984. Although Touchstone reportedly developed an "inferred reserve" of 21 million short tons grading 0.021 oz/st gold at a 1.1:1 stripping ratio (Tullar, 1992), Touchstone dropped the property in 1985. Homestake drilled one 400 ft core hole to cover the 1986/1987 assessment requirement. Kincaid Exploration and Mining Co. II (Kemco) optioned the claims in 1987 and completed a 35-hole, 6,150 ft reverse circulation drilling program in the same year. Kemco dropped the property in 1988, when the Star Valley Resources/Pactolus Corporation optioned the Homestake ground, along with the Monex ground. During 1989, the Star Valley Resource/Pactolus Corporation partnership completed 12 reverse circulation drill holes totalling 3,280 ft. The partnership dropped its interest in 1989. Homestake sold its interest in the property to Monex in 1990 but retained an underlying NSR interest. Amax optioned the property in 1991 and completed a single 500 ft reverse circulation drill hole.

Lac Minerals acquired the Wildcat Project in 1992 and conducted a significant amount of exploration mapping, sampling, geophysics and the majority of the drilling on the property. In the process, it identified a large, low-grade gold resource. Sagebrush Exploration worked on the Project during the period of 1996-1998 and completed some reverse circulation drilling on the property.

On October 30, 2003, Vista Gold Corp. (Vista) announced that it has signed agreements to acquire a 100% interest in the Wildcat Project.

On July 10, 2006, Vista announced a spin-off of its existing Nevada properties into a new publicly listed company (newco) that, concurrently with the spin-off, would acquire the Nevada mining properties of the Pescio Group. The transaction was completed by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon). Under the transaction, Vista's shareholders exchanged their common shares of Vista for common shares of newco and new common shares of Vista.

On May 10, 2007, Vista and Allied Nevada announced that the plan of arrangement involving Vista, Allied Nevada and the Pescio Group had closed. The transaction resulted in the acquisition by Allied Nevada of Vista's Nevada properties and the Nevada mineral assets of the Pescio Group.

On June 15, 2015, Allied Nevada announced that the United States Bankruptcy Court for the District of Delaware had approved the sale of Allied Nevada's exploration properties and related assets (excluding the Hycroft operation) to Clover Nevada.

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Integra Resources Corp.

1.4.2 Mountain View Project History

The Mountain View Project is located in the Deephole mining district and includes the old Mountain View mine, located approximately 8,000 ft north of the Severance deposit. The Mountain View vein zone averaged about 15 ft in width and cut PermoTriassic metasediments near the contact with the Granite Range batholith. The mine was originally explored from underground by the Anaconda Company in 1938, under option from the original claimants. However, no commercial mineralization was defined.

From 1939 to 1941, the Burm-Ball Co. optioned the property and produced some gold ore from a winze sunk from the main (lower) adit level. Production was said to be 1,480 ounces (oz) of gold, 6,668 oz of silver, 11,000 pounds (lbs) of copper and 6,400 lbs of lead, mostly prior to 1940 (WGM, 1997). This production was followed by intermittent unsuccessful attempts to rework the mine, most recently in 1961 and 1962.

There was little exploration or mining activity from 1940 until 1984, when the Mountain View area became the focus of a significant amount of exploration effort. The property was staked or re-staked in 1979 and there was visible activity at the time of a field examination in 1984 by NBMG staff geologists.

Rejuvenated exploration began with St. Joe in 1984 in the vicinity of the Mountain View mine and was followed by programs from US Borax in 1986, N.A. Degerstrom Inc. (Degerstrom) from 1988 to 1990, Westgold in 1989, Canyon Resources Corp. (Canyon) from 1992 to 1994, Homestake Mining Co. (Homestake) from 1995 to 1996 and, finally, Franco-Nevada Mining Corp. (Franco-Nevada) in 2000 and 2001.

In 1992, the Severance deposit was discovered by Canyon in drill hole MV92-6, which intersected 400 ft of 0.017 oz/t gold. Canyon was in a joint venture with Independence Mining at that time and went on to acquire 100% ownership in 1995. Subsequently, Homestake entered into a joint venture agreement with Canyon, with Homestake as operator.

Newmont acquired the property during the takeover of Franco-Nevada in February, 2002, and then sold the property to Vista Gold Corp. (Vista) in October, 2002.

On July 10, 2006, Vista announced a spin-off of its existing Nevada properties into a new publicly listed company (newco) that, concurrently with the spin-off, would acquire the Nevada mining properties of the Pescio Group. The transaction was completed by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon). Under the transaction, Vista's shareholders exchanged their common shares of Vista for common shares of newco and new common shares of Vista.

As noted above, on June 15, 2015, Allied Nevada announced that the United States Bankruptcy Court for the District of Delaware had approved the sale of Allied Nevada's exploration properties and related assets (excluding the Hycroft operation) to Clover Nevada, a wholly-owned subsidiary of Waterton. A search by Micon could not find any press releases or Technical Reports written on or about the Mountain View Project after a Technical Report by Snowden was published in 2006.

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Integra Resources Corp.

1.5 Geological Setting and Mineralization

1.5.1 Regional Geology

The Wildcat and Mountain View Projects both lie within the Great Basin, a region and geologic province within the North American Cordillera. The Great Basin is bounded by the Colorado Plateau on the east, Sierra Nevada on the west, Snake River Plain on the north, Garlock fault and Mojave block on the south, and is approximately 600 km by 600 km in size. The majority of the Great Basin is occupied by the state of Nevada (Dickinson, 2006). The evolution of geology in the Great Basin spans from the Archean to present and is detailed by Dickinson (2006).

In the Precambrian to early Paleozoic, after the rifting of Rodinia, a miogeocline formed along the western edge of the Cordillera. This event marked the beginning of deposition of a westward thickening sedimentary package that is observed across the Great Basin today. Between Devonian and Cretaceous time, three major orogenic events, the Antler, Sonoma, and Sevier Orogenies, thrust deep-water siliciclastic rocks eastward, typically on top of shallower carbonate shelf rocks. In the Paleocene, Eocene and early-Oligocene, magmatism and volcanism, likely related to intracontinental extension, began in present-day Idaho and swept southwest across the Great Basin. This event formed numerous volcanic and intrusive units and likely had a major metallogenic influence on the Great Basin. In middle Oligocene time an ignimbrite flare up deposited additional extrusive rocks across the Great Basin. Starting at 17 Ma, crustal extension in the Great Basin formed the Northern Nevada Rift, deposited basaltic rocks, led to the formation of numerous normal faults across, and formed epithermal gold deposits across the region. Present day geological topography reflects this most recent extensional event with young basaltic rocks atop older magmatic sedimentary rocks and countless mountain ranges separated by wide basins that are bounded by range-front normal faults.

The present-day surface geology of northwest Nevada, where both the Wildcat and Mountain View Projects are located, is at the intersection of two geologic domains, defined by John (2001) as, 1) the Western andesite assemblage, commonly referred to as the Walker Lane, and 2) the Bimodal basalt-rhyolite assemblage. Underlying these Western andesite assemblage and Bimodal basalt-rhyolite assemblage are Cretaceous granodiorites, Triassic sedimentary rocks, and Paleozoic metavolcanic rocks.

Rocks within the Western andesite assemblage are interpreted to have a tectonic setting related to subduction along the continental margin arc, have a high magmatic oxidation state, and are typified by andesite-dacite, minor rhyolite, and rare basalt. Gold deposits found in the Western andesite assemblage include the Comstock Lode, Goldfield, and Tonopah.

The Bimodal basalt-rhyolite assemblage, the host assemblage of the Wildcat and Mountain View deposits, differs from the Western andesite assemblage in that these rocks are tectonically related to continental rifting, have a low magmatic oxidation state, and the most common rock types are basalt-mafic andesite and rhyolite with minor trachydacite. Aside from Wildcat and Mountain View, other gold deposits found within the Bimodal basalt-rhyolite assemblage are Fire Creek, Sleeper, Midas, Florida Canyon, and Hog Ranch. Located in northwestern Nevada, where the Walker Lane (Western andesite assemblage) and Bimodal basalt-rhyolite assemblages intersect, the Project areas around Wildcat and Mountain View are clearly in a favourable geologic terrain for the formation of economic gold deposits.

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Integra Resources Corp.

1.5.2 Wildcat Project Geology

The Wildcat Project lies in the Seven Troughs Range, which is underlain by Triassic and Jurassic sedimentary rocks and has been intruded by Cretaceous granodiorite. Cenozoic igneous activity emplaced andesite, diorite, trachyte, trachyandesite, rhyolite and basalt domes and plugs. Cenozoic flows, pyroclastic debris, and vitrophyres of rhyolitic, trachytic and andesitic composition blanket much of the area, and these are broadly related to at least four intrusive events that are mappable on the surface at the Wildcat Project. Post-mineral and Late Cenozoic conglomerates, basalt plugs and flows, tuffs, and Quaternary alluvium mask much of the area.

Deformation in the Project area is varied and locally intense. Previous workers interpreted the presence of low-angle normal faults. High-angle normal faults at the deposit and along the range front are interpreted to be related to Basin and Range faulting and regional extension. The relationship between these is uncertain, though the low angle faults have both controlled mineralization and post-dated mineralization.

Cataclastic deformation has been described in the granodiorite and probably played a role in controlling the mineralization.

1.5.3 Wildcat Project Mineralization

Precious metal mineralization at the Wildcat Project occurs with low-temperature silica, chalcedony and pyrite and can be best-described as epithermal precious metal mineralization. The entire known deposit has a footprint approximately 1,500 m long, 1,500 m wide and 150 m deep, with some areas containing significantly higher gold mineralization than others. Principal controls on the mineralization are lithologic, high-angle faults, and the contact between the granodiorite and lapilli tuff breccia.

Precious metal mineralization is identified in two lithologies at Wildcat, the granodiorite and lapilli tuff breccia. Mineralization in the granodiorite is typically limited to discontinuous quartz veins that strike north-northeast, dip steeply (70° to 80°), display localized and intense acid-bleaching (kaolinization) in the adjacent host rock, and appear to occupy a set of faults shown to predate the bulk of magmatic-hydrothermal activity in the district. Typically, these veins range in thickness from 10 cm to 2.5 m.

1.5.4 Mountain View Project Geology

The geology around the Mountain View Project consists of Miocene volcanic and volcaniclastic sedimentary rocks, greenschist facies, Jurassic rocks, and a large granodiorite (99.9 Ma) intrusion just to the east of the property.

Mapping shows that the western portion of the Project area consists of Quaternary alluvium and Miocene rocks, including mafic tuffs, rhyolite tuffs and flows, volcaniclastic sediments and basalts. At the range front, Miocene rocks are in the hanging wall of a structural contact with Cretaceous and Jurassic rocks. The normal range front fault on the western edge of the Granite range runs northwest-southeast, dips steeply southwest, and is has geometry consistent with broader Basin and Range faulting in northwestern Nevada.

Wildcat and Mountain View Projects	9	July 30, 2023

Integra Resources Corp.

Since the late 1980s two mineralized zones, Severance and Buffalo Hills, have been the target of exploration at the Mountain View Project. This report focuses on the Severance area, as that is where drilling during 2021 and 2022 was completed. The Buffalo Hills mineralized zone is not the subject of this Technical Report.

The Severance deposit is hosted in the Severance Rhyolite (15.4 Ma). The deposit is located in the hanging wall of the northwest-striking southwest-dipping range-bounding fault on the western side of the Granite range. Juxtaposed to the deposit, in the footwall side of this fault, is Cretaceous granodiorite. In only a couple of instances, the Severance rhyolite outcrops along the range front and drilling evidence suggests it occupies an area approximately 3,200 ft long and 1,000 ft wide. Much of the Severance deposit is overlain by 500 ft to 700 ft of Quaternary alluvial cover.

A second body of rhyolite (Cañon Rhyolite) crops out near the Squaw Valley reservoir and is interpreted to extend to the northeast toward the Buffalo Hills zone, located approximately 5,000 ft to the west-northwest of Severance. The Cañon and Severance rhyolites are likely the same unit.

Structure on the property is dominated by northwest and northeast trending faults and fracture sets, though a number of north-south lineaments have been identified from aerial photographs. Major dip-slip offsets occur along the range-front fault system and these are, in turn, offset by the northeast trending structures. The latest movement on the range front fault system is interpreted to offset recent alluvium (Homestake, 1996)

1.5.5 Mountain View Project Mineralization

The mineralized zone at the Mountain View Project has a roughly tabular shape, striking towards the northwest and dipping steeply to the southwest. The mineralization occurs beneath unconsolidated alluvium, between approximately 400 ft and 1,000 ft below surface. Two different styles of epithermal gold mineralization are recognized as occurring on the Project:

  Sheeted quartz veins within Permo-Triassic units at the old Mountain View mine.

  Multi-stage hydrothermal breccias and veins cutting Cenozoic rhyolites at the Severance deposit area.

Both styles of mineralization are interpreted to be the same age and are products of the same mineralizing event. Potassium-argon dating indicates that the age of mineralization is approximately 14 Ma to 15 Ma.

Both types of mineralization are geochemically similar, with high arsenic, mercury and antimony levels, low base metal levels, and high silver to gold ratios of approximately 7:1. Petrographic and microprobe work by Homestake on high grade gold samples from the Severance deposit has identified abundant silver selenides and coarse grains of electrum.

The high-grade zones at the Severance zone occur along northwest and east-northeast trending structures.

Low sulphidation epithermal mineralization at the Severance deposit has been interpreted as a somewhat planar zone of low to moderate grade gold mineralization, hosted primarily by the Severance Rhyolite. The zone has a roughly tabular shape striking toward the northwest and dipping steeply toward the southwest, roughly parallel with the interpreted orientation of the range-front fault. The mineralization occurs beneath the unconsolidated alluvium at the top of bedrock. Several small high-grade zones are interpreted as being strongly structurally controlled and are completely encompassed by lower grade mineralization. They are interpreted to have generally northwest trending and northeast trending cross-cutting orientations.

Wildcat and Mountain View Projects	10	July 30, 2023

Integra Resources Corp.

1.6 Millennial 2021 to 2022 Exploration Programs

Millennial, prior to its merger with Integra, undertook the following exploration and drilling programs, summarized below.

1.6.1 Wildcat and Mountain View Projects Surface Exploration Programs

1.6.1.1 Wildcat Surface Exploration

During the 2021 and 2022 field seasons, Millennial undertook a mapping and surface sampling program with the aim of identifying areas of interest for additional exploration drilling and to gain a broader understanding of the mineral potential of the Wildcat Project.

The Millennial surface mapping and rock chip sampling program covered the entire 17,612-acre land position, aside from areas with post-mineral rocks or cover. In areas of particular interest, identified by analysis of historical work and Millennial field mapping, sample density was higher than in areas where rocks that typically do not host the mineralization were located.

When collecting samples, Millennial attempted to take the highest-grade samples to get a complete understanding of the potential for gold mineralization at depth. In addition to trying to collect high-grade samples, Millennial sampled each mapped lithology on the property, thus gaining a comprehensive and representative understanding of which lithologies and areas have the best potential for hosting potentially economic gold mineralization.

In addition to the surface sampling program, a field mapping program of the lithology, alteration and geological structures was carried out by Millennial. Field mapping covered the entire Wildcat Project, but particular attention was given to the main Wildcat deposit area.

Results of the mapping and exploration campaigns indicated that there is good potential for additional mineralization beyond of the areas covered by the PEA discussed in this Technical Report. Mapping and sampling also indicated that, wherever the lapilli tuff breccia is located, it is likely to have gold greater than 0.25 ppm. Interpretations of mapping and sampling data north of the main Wildcat deposit, at the Cross-Roads area, indicate a favourable potential for expanding the gold resource in this area. Moreover, sampling and mapping at the Snow Squall area, south of the main Wildcat deposit, revealed that the andesite can be a viable host for gold mineralization and follow up exploration is warranted at Snow Squall.

1.6.1.2 Mountain View Surface Exploration

Neither Millennial nor Integra has undertaken any surface exploration at Mountain View.

Wildcat and Mountain View Projects	11	July 30, 2023

Integra Resources Corp.

1.6.2 Wildcat and Mountain View Projects Drilling Programs

1.6.2.1 Wildcat Drilling

In 2022, Millennial completed a 12-hole (1,297.99 m) drill program on the Wildcat property, totalling 1,297.99 m.

Historical drilling provided ample evidence for a gold deposit at the Wildcat Project and, thus the 2022 drill holes were designed to primarily collect metallurgical and geotechnical information. Each hole drilled in 2022 intersected mineralization within the planned oxide open pit. Holes WCCD-0005, WCCD-0010 and WCCD-0012, intersected mineralization outside the previous 2020 mineral resource pit shell, suggesting there is additional mineralization that can be added to the resource at the Wildcat deposit and that further exploration is warranted.

1.6.2.2 Mountain View Drilling

The drill program at the Mountain View property consisted of 32 drill holes, totalling 8,107.6 m. Two of the holes, MVRC-0001 and MVRC-0002 were drilled using reverse circulation. These holes were drilled with an RC685 drill rig. Twenty-five of the holes drilled at the Mountain View Project were diamond bit core holes that were all collared using a PQ hole diameter. One hole, MVCD-0015 had to be reduced twice in size while drilling, from PQ to HQ and from HQ to NQ, due to difficult drilling conditions. Five holes (MVCD-0001A, 0011, 0012, 0013 and 0014) were collared with reverse circulation drilling and then transitioned to PQ diamond core drilling closer to the interpreted location of the mineralization. Core holes were drilled with CT14 and CT20 drill rigs.

Throughout the program, drilling conditions were difficult, and nine holes were lost.

Historical drilling provided ample evidence for a gold deposit at the Mountain View Project, and holes for the Millennial drilling campaign were designed primarily to collect metallurgical and geotechnical information, while focusing on minimal environmental disturbance. The program was designed to confirm continuity of the mineralization in a number of areas within the deposit.

Over 50% of the holes drilled at Mountain View in 2021 and 2022 intersected mineralization, suggesting that the mineralization is fairly continuous. Some drill holes intersected economic gold grades outside the area of the pit designed for the PEA and this tends to reinforce the hypothesis that there are areas with the potential to host additional economic mineralization at the Project.

1.7 Metallurgical Testwork

Historical metallurgical testwork has been undertaken on both the Wildcat and Mountain View Projects and Millennial, prior to its merger with Integra, undertook further testwork, summarized below.

1.7.1 Wildcat Project

The composite samples selected by Millennial to represent typical oxide mineralization within the Wildcat mineral resources were amenable to heap leaching. Column leach tests suggest that gold extractions of around 60% to 80% could be achieved for the predominant mineralization-type (oxide rhyolite volcaniclastic) under typical design conditions. Gold recoveries of about 50% from oxide granodiorite were achieved from column leach tests. Corresponding silver extractions of between 20% to 30% would be expected from oxide mineralization. Column test results using sulphide mineralization suggested that this material was not amenable to heap leaching.

Wildcat and Mountain View Projects	12	July 30, 2023

Integra Resources Corp.

Bottle roll tests with both coarse and fine material indicated a significant negative relationship between gold recovery and sulphur content, with a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3%. Silver recoveries also tended to reduce with higher sulphur.

Bottle roll cyanide and lime requirements for oxide rhyolite volcaniclastic samples tested were reasonable, typically about 0.2 kg NaCN /t and 1.4 kg lime /t. However, reagent requirements for the oxide granodiorite samples were significantly higher. Corresponding cyanide consumptions for the column tests were 3 to 5 times higher, primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolitic vocaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. This result suggests that oxidized granodiorite may require cement agglomeration or blending with high permeability material.

During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channelling or fines migration during leaching.

Wildcat samples were classified as "very soft" in terms of crusher work index and "moderate to very abrasive" based on Bond abrasion index tests.

1.7.2 Mountain View Project

The Mountain View composite samples selected by Millennial to represent typical oxide mineralization within the mineral resources were amenable to heap leaching. Column leach tests suggest that high gold extractions (>90%) could be achieved under typical design conditions. Corresponding silver extractions of around 20% would be expected.

Bottle roll and column leach tests on transition mineralization, which would be found at the deposit oxide-sulphide boundaries, suggest that gold extraction from this material will be about 30% lower than gold extraction from oxide mineralization.

Bottle roll cyanide and lime requirements for all samples tested were reasonable, averaging 0.2 kg NaCN/t and 1.82 kg lime/t for the P80 75 µm tests. Cyanide consumptions for the column tests were relatively high (up to 2.14 kg NaCN/t), primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxide samples.

During the column tests, there was very little slumping (typically less than 1%) and there were no issues with solution channeling or fines migration during leaching.

Mountain View samples were classified as "very soft" in terms of crusher work index and "moderately abrasive to abrasive" based on the Bond abrasion index tests.

Wildcat and Mountain View Projects	13	July 30, 2023

Integra Resources Corp.

Preliminary flotation tests on four transition and sulphide variability samples gave gold recoveries between 59% and 78%.

1.8 Mineral Resource Estimate

1.8.1 Mineral Resource Estimate for the Wildcat Project

1.8.1.1 Wildcat Methodology

Modelling for the Wildcat deposit was performed using LeapFrog GEO v2021.2 (LeapFrog) and Isatis NEO mining v2022.12 (Isatis). LeapFrog was used for modelling the lithological, alteration and oxidation profiles. Isatis was used for the grade estimation, which consisted of 3D block modelling and the inverse distance cubed (ID3) interpolation method. Statistical studies, capping and variography were completed using Isatis and Microsoft Excel. Capping and validations were carried out in Isatis and Excel.

1.8.1.2 Wildcat Mineral Resource Database

The close-out date for the Wildcat deposit mineral resource database is December 31, 2022. The database consists of 315 validated diamond drill holes and reverse circulation (RC) holes, totalling 39,143.45 m and including 24,510 sample intervals. The database includes the 12 drill holes, totalling 1,289.80 m of diamond drilling and including 935 sample intervals assayed for gold and silver, completed in 2022.

The database also includes validated location, survey and assay results, as well as geotechnical, lithological, alterations, oxidation and structural descriptions taken from the drill core logs.

The database covers the strike length of each mineralized domain at variable drill hole spacings, ranging from 20 m to 100 m, with an average spacing of approximately 50 m.

The Wildcat deposit is divided into 2 zones, the Main Hill zone, in which most of the drilling was conducted, and the Cross-Road zone (to the north west), which represents the other area of drilling.

In addition to the tables of raw data, the database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

1.8.1.3 Wildcat Geological Modelling

The Integra geological team prepared the geological model of the Wildcat deposit in LeapFrog, using surface mapping, rock or soil samples, and drill holes, all of which were completed by December 31, 2022.

A total of six lithological domains were modelled, with each domain defined based on the lithological logs prepared by the geologists from the core or RC chips.

In addition to the lithological model, an oxidation model was developed for the Wildcat deposit. This model is principally based on the original logs, relogging and geochemical information (ICP and cyanide shakes). During the 2022 drilling and relogging campaign, it was observed that geologists were recording the rocks as 'oxidized' when the sulphur content was low (generally below 0.3% sulphur), which also corresponds to the area in which the ratio of cyanide shakes to fire assays for gold are generally higher. Although the oxidation level varies in depth locally, the geological contact zone was used to build a smoothed 3D surface representing the oxide material compared to the underlying non-oxide material (i.e. transition and fresh rock).

Wildcat and Mountain View Projects	14	July 30, 2023

Integra Resources Corp.

1.8.1.4 Wildcat Geostatistical Analysis

All assays in the Wildcat database were flagged by lithologies and oxidation, allowing further statistical analysis.

1.8.1.5 Wildcat Contact Analysis

To determine the grade continuity between the main lithologies, a contact plot analysis was performed on the raw assays. The contact plot demonstrates that the Volcanoclastic (Rhyolitic Tuff Breccia) has a higher gold grade than other lithologies, but that the grade within the other lithologies close to the contact is, on average, similar to the grade found in the Volcaniclastics. Similar plots were performed for all lithological contacts, and the same conclusion was found. Based on this information, it was decided that no hard boundary would be used during the resource estimation process, although a relatively short distance should be considered when interpolating parallel to the contact zone.

1.8.1.6 Wildcat High-Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. From a statistical and spatial review of the composite data, the QPs are of the opinion that capping is required in order to restrict the influence of high-grade outlier assays at varying ranges.

The log probability plots were used to select a 10 g/t capping value for gold, and a 100 g/t capping value for silver. The 10 g/t capping value on gold represents the 99.9 percentile value and removes approximately 3% of the gold metal in the assays, which is considered reasonable for the type of deposit. Overall, the deposit is not very sensitive to capping values.

1.8.1.7 Wildcat Density

During the 2022 drilling campaign, 245 density measurements were conducted by Millennial's geologists, using the immersion technique. Measurements were taken approximately every 10 m to 20 m across all lithologies and alterations. Based on these measurements and the interpretation of the statistics, a fixed density of 2.6 g/cm3 was selected and used in the resources estimate.

Wildcat and Mountain View Projects	15	July 30, 2023

Integra Resources Corp.

1.8.1.8 Wildcat Compositing

The assay data were flagged and analyzed to determine an appropriate composite length to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.30 m and 3.52 m with a clear mode at 1.52 m. Based on these observations and considering the appropriate bench height, a 4.5 m length composite was selected. All drill holes were composited from collar to toe, using capped and uncapped values for gold and silver. Composites with a length less than 2.25 m were discarded.

1.8.1.9 Wildcat Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis for each mineralized domain. Three dimensional experimental variograms were generated and modelled to assess the grade continuity and perform geostatistical validation tests as well, as comparative Ordinary Kriging interpolation. After review of the variograms and the different interpolation strategies, an Inverse Distance interpolator was selected for the present resources estimate.

1.8.1.10 Wildcat Block Model

The criteria used in the selection of block size for the Wildcat deposit include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 15.24 m x 15.24 m x 9.144 m (50 ft x 50 ft x 30 ft) was used. The block model was coded for each of the lithological and oxidation domains, using the 50% rule. No rotation was applied to the block model.

1.8.1.11 Wildcat Search Ellipse and Interpolation Parameters

To respect the folded aspect of the Main Hill, as well as the 'flatter' orientation of the Cross-Road area, three different search ellipse orientations were selected. These orientations were selected manually in 3D and validated through variography.

Block model was interpolated using an Inverse Distance to the power three (ID3) using a block discretization of 4 x 4 x 4. A minimum of 7 samples (respecting a maximum of 3 samples per hole) with a maximum of 15 samples, was used during both passes. The same interpolation strategy was used for both gold and silver grades.

1.8.1.12 Wildcat Mineral Resource Classification

Mineral resource classification was determined through manual geometric criteria deemed reasonable for the deposit. Only blocks within the Oxide zone were classified. Blocks interpolated within the transition and fresh material were not considered in the resource estimation. Blocks located within the Main Hill zone at a spacing of approximately 50 m x 50 m were classified as indicated, and interpolated blocks within approximately 100 m from an existing hole were classified as inferred. Considering the historical nature of the drilling at the Cross-Road zone, no blocks were classified as indicated. Most of the inferred area in the Main Hill region consists of potential extension zones that will require additional infill drilling.

Wildcat and Mountain View Projects	16	July 30, 2023

Integra Resources Corp.

1.8.1.13 Wildcat Reasonable Prospects for Eventual Economic Extraction

For the Wildcat deposit, a reasonable economic cut-off grade for the resource estimate was determined to be 0.15 g/t Au. This cut-off grade was determined using the parameters presented in Table 1.1. The QP considers the selected cut-off grade of 0.15 g/t Au to be reasonable based on the current knowledge of the Project.

In addition to the cut-off grade, an open pit optimizer program was run on the block model to constrain the mineral resources within a pit shell.

Table 1.1
Wildcat Project Mineral Resource Estimate Economic Parameters

Parameters	Units	Value
Gold price	U$/oz	1,800
Silver price	U$/oz	21.0
Mining costs	US$/t	2.40
Processing costs	US$/t	3.70
G&A costs	US$/t	0.50
Gold Cut-off	g/t Au	0.15
Discount rate	%	5.0
Pit slope	°	51-54
Rhyolite recovery	Au %	73.0
Granodiorite recovery	Au %	52.0
Silver Recovery	Ag %	18.0

1.8.1.14 Wildcat Mineral Resource Estimate

The QPs have classified the Wildcat Project mineral resource estimate as indicated, and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the Mineral Resource Estimate is June 28, 2023. William Lewis P. Geo, of Micon is the QP responsible for the Wildcat mineral resource estimate.

Table 1.2 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

Table 1.2
Wildcat Deposit June, 2023, Mineral Resource Estimate Statement

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

Table Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Wildcat and Mountain View Projects	17	July 30, 2023

Integra Resources Corp.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Wildcat Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

(6) The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon's QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

1.8.1.15 Wildcat Cut-off Grade Sensitivity Analysis

Table 1.3 shows the cut-off grade sensitivity analysis of gold and silver for the updated mineral resource estimate. The reader is cautioned that the figures provided in Table 1.3 should not be interpreted as mineral resource statements. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grades. The QP has reviewed the cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold.

Table 1.3
Wildcat Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Cut-off*	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Indicated	0.05	67,016,721	0.36	770,900	3.16	6,804,827
	0.1	64,761,568	0.37	765,404	3.23	6,716,586
	0.15	59,872,806	0.39	746,297	3.34	6,437,869
	0.2	52,012,138	0.42	702,728	3.53	5,904,258
	0.25	42,440,131	0.47	635,006	3.84	5,236,770
	0.3	33,411,641	0.52	556,692	4.22	4,528,878
	0.35	25,762,514	0.58	478,202	4.62	3,825,142
	0.4	19,392,625	0.65	402,566	5.08	3,164,355
	0.45	15,276,484	0.71	347,188	5.53	2,715,493
	0.5	12,049,761	0.77	298,456	5.98	2,317,021
	0.6	7,755,728	0.90	223,657	6.82	1,700,408
	0.65	6,205,147	0.97	192,787	7.21	1,439,359
	0.7	4,971,819	1.04	166,263	7.69	1,228,962
	0.75	4,069,767	1.11	145,461	8.23	1,076,238
	0.8	3,423,662	1.18	129,489	8.64	950,677
	0.85	2,962,655	1.23	117,374	9.14	870,587
	0.9	2,503,727	1.30	104,537	9.75	784,511
	0.95	2,199,431	1.35	95,528	10.17	718,988

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Integra Resources Corp.

Classification	Cut-off*	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Inferred	0.05	25,515,457	0.27	219,842	2.62	2,150,330
	0.1	24,341,745	0.28	217,068	2.69	2,101,984
	0.15	22,455,848	0.29	209,662	2.74	1,980,129
	0.2	17,615,915	0.32	182,950	2.90	1,643,048
	0.25	12,239,483	0.37	145,178	3.24	1,275,913
	0.3	7,909,184	0.42	107,855	3.52	895,212
	0.35	5,051,117	0.48	78,604	3.74	607,127
	0.4	3,369,700	0.54	58,751	3.96	429,367
	0.45	2,316,862	0.60	44,596	4.21	313,932
	0.5	1,627,724	0.65	34,229	4.66	243,747
	0.6	691,921	0.80	17,839	5.69	126,486
	0.65	467,070	0.89	13,360	6.00	90,072
	0.7	358,293	0.96	11,030	6.26	72,118
	0.75	280,671	1.02	9,246	6.40	57,735
	0.8	229,353	1.08	7,977	6.68	49,250
	0.85	196,386	1.12	7,098	6.82	43,064
	0.9	162,361	1.18	6,148	6.66	34,746
	0.95	154,645	1.19	5,924	6.75	33,539

*Base Case cut-off grades shown in bold.

1.8.2 Mineral Resource Estimate for the Mountain View Project

1.8.2.1 Mountain View Methodology

Modelling for the Mountain View deposit was performed using LeapFrog GEO v2021.2 (LeapFrog) and Isatis NEO mining v2022.12 (Isatis). LeapFrog was used for modelling the lithological, alteration, and oxidation profiles. Isatis was used for the grade estimation, which consisted of 3D block modelling and the inverse distance cubed (ID3) interpolation method. Statistical studies, capping and variography were completed using Isatis and Microsoft Excel. Capping and validations were carried out in Isatis and Excel.

1.8.2.2 Mountain View Mineral Resource Database

The close-out date for the Mountain View deposit mineral resource estimate database is June 28, 2023. The database consists of 260 validated diamond drill holes and RC holes, totalling 55,777.92 m and including 20,839 sample intervals. This database includes Millennial's 27 holes, totalling 5,152.37 m of diamond drilling and including 4,023 sample intervals assayed for gold and silver. One of the Millennial's 2022 holes was drilled and logged, but not sampled, as it has been kept intact for future metallurgical testing.

The database also includes validated location, survey and assay results, along with geotechnical, lithological, alteration, oxidation and structural descriptions taken from drill core logs.

The database covers almost the entire property, but most of the holes are within the main mineralized area. The strike length of each mineralized domain was drilled at variable drill hole spacings, ranging from 20 m to 100 m, with an average spacing of approximately 50 m.

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Integra Resources Corp.

In addition to the tables of raw data, the database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

1.8.2.3 Mountain View Geological Modelling

The Integra geological team prepared the geological model of the Mountain View deposit in LeapFrog, using surface mapping, rock or soil samples and drill holes, all completed by December 31, 2022.

A total of six lithological domains were modelled, with each domain defined based on the lithological logs compiled by the geologists on core or RC chips.

The lithological model at Mountain View is composed of a barren granodiorite to the east, and a basalt basement below the main rhyolitic dome hosting most of the mineralization. Locally, some undifferentiated volcano-sedimentary units are interbedded within the rhyolitic dome. A thin (1 m to 10 m) layer of Tertiary detritic units is generally mineralized. A Quaternary Alluvium unit covers most of the deposit, with a thin layer to the east (1 m) going deeper to the west (up to 200 m). Most of the mineralization is constrained within two hydrothermal breccia domains, the one to the east has a lower brecciation with a lower average grade, while the main western breccia body presents high quartz and adularia brecciation as well as higher grade.

The granodiorite and Quaternary Alluvium domains are considered barren and were not used during interpolation process.

Most of the historical drilling was done using RC, and only limited structural information is present in historical logs. The Range Front Fault comprises the contact zone between the granodiorite to the east and all the other lithologies to the west. During the 2022 drilling, some minor faults were identified, and some north-south (slightly dipping west) structures were modelled; these structures are believed to be controlling a portion of the mineralization and breccias orientation.

In addition to the lithological and breccia domains, an oxidation model was developed for the Mountain View deposit. This model is principally based on the original drill logs and geochemical information (ICP and cyanide shakes). Although the oxidation level varies locally in depth and structure, three smoothed oxidation solids were created: oxidation (where most of the sulphur is oxidized), transitional (with a mix of oxidized and unoxidized sulphur) and fresh material (where no oxidation is observed).

1.8.2.4 Mountain View Geostatistical Analysis

All assays in the database were flagged by domain and oxidation, allowing further statistical analysis.

1.8.2.5 Mountain View Contact Analysis

To determine the grade continuity between the main lithologies, a contact plot analysis was performed on the raw assays. The contact plot demonstrates that the West Breccia domain has a higher gold grade than other lithologies, and that there is a sharp change in the grade at the contact zone. Similar plots were performed for all of the domain contacts, and the same conclusion was found for the East Breccia. However, there was no significant change in grades between the other domains (ie. Rhyolite, Basalts and Volcano-Sedimentary units). Based on this information, it was decided that a hard boundary would be used for estimation of both breccia domains, but that no hard boundary would be used for the other domains.

Wildcat and Mountain View Projects	20	July 30, 2023

Integra Resources Corp.

1.8.2.6 Mountain View High-Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. From a statistical and spatial review of the composite data, the QPs are of the opinion that capping is required in order to restrict the influence of high-grade outlier assays at varying ranges.

The 20 g/t gold capping value used represents the 99.3 percentile value and removes approximately 8% of the gold metal in the assays, which is considered reasonable for the type of deposit; overall, the deposit is not very sensitive to capping values.

1.8.2.7 Mountain View Density

A total of 88 pulps from 14 holes were sent to the Bureau Veritas laboratory for specific gravity determination by pycnometry. The mean result for the rock density was 2.68 g/cm3 and this value was used for the mineral resource estimate. A density of 1.94 g/cm3 was used for the Quaternary Alluvium. This result was derived from density measurements performed by the laboratory during the geotechnical investigations.

1.8.2.8 Mountain View Compositing

The assay data were flagged and analyzed to determine an appropriate composite length to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.30 m and 3.1 m with a clear mode at 1.52 m (5 ft). Based on these observations and considering the appropriate bench heigh, a 3 m length composite was selected. All drill holes were composited by domain, using capped and uncapped values for gold and silver. Composites with a length less than 1.5 m were discarded.

1.8.2.9 Mountain View Block Model

The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 7.62 m x 7.62 m x 6.10 m was used (25 ft x 25 ft x 20 ft). The block model was coded for each of the lithological and oxidation domains using the 50% rule. No rotation was applied to the block model.

1.8.2.10 Mountain View Search Ellipse and Interpolation Parameters

Three different search ellipse orientations were selected. These orientations were selected manually in 3D and validated though variography. The size of the search ellipse was set to be large enough to populate the densely informed area during the first pass and to roughly correspond to 70% of the variance of the variogram: the results of this provided a flat ellipse of 30 m x 20 m x 30 m. To populate most of the block model, a second pass was used.

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Block model was interpolated using an Inverse Distance to the power of three (ID3) using a block discretization of 3 x 3 x 3. A 3-pass interpolation strategy was used, with relaxing parameters for each successive pass.

1.8.2.11 Mountain View Mineral Resource Classification

The mineral resource classification was determined through manual geometric criteria deemed reasonable for the deposit by the QP. Considering the complex 3D shape of the mineralization at the Mountain View Project, a classification based on a number of search passes was used. Blocks interpolated during the first and second passes were classified as Indicated, with blocks that were interpolated during the third pass classified as Inferred.

1.8.2.12 Mountain View Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Mountain View deposit is 0.15 g/t Au. This was determined using the parameters presented in Table 1.4.

In addition to the cut-off grade, an open pit shell optimization was undertaken on the block model to constrain the mineral resources within a conceptual pit shell.

Table 1.4
Mountain View Project, Mineral Resource Economic Parameters

Parameters	Units	Value
Gold price	U$/oz	1,800
Silver price	U$/oz	21.0
Mining costs (QAL)	US$/t	1.67
Mining costs (Rock)	US$/t	2.27
Processing costs	US$/t	3.10
G&A costs	US$/t	0.40
Gold Cut-off	g/t Au	0.15
Discount rate	%	5.0
Pit slope (QLA)	°	44
Pit slope (Rock)	°	44-50
Oxide recovery	Au %	86.0
Transition recovery	Au %	64.0
Fresh recovery	Au %	30.0
Silver Recovery	Ag %	20.0

1.8.2.13 Mountain View Mineral Resource Estimate

The QPs have classified the Mountain View Project mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

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Table 1.5 displays the results of the mineral resource estimate at a gold cut-off grade of 0.15 g/t for the Mountain View deposit. William Lewis, P. Geo. of Micon is the QP responsible for the Mountain View mineral resource estimate.

Table 1.5
Mountain View Deposit June, 2023, Mineral Resource Estimate Statement

Type	Classification	Tonnes	Gold Grade g/t	Ounces Gold	Silver Grade g/t	Ounces Silver	Gold Equivalent g/t	Gold Equivalent Ounces
Oxide	Indicated	22,007,778	0.57	401,398	2.46	1,738,448	0.60	423,772
	Inferred	3,579,490	0.44	50,716	1.43	165,049	0.46	52,840
Transition	Indicated	2,804,723	0.66	59,676	6.56	591,868	0.75	67,293
	Inferred	215,815	0.40	2,750	3.77	26,184	0.44	3,087
Fresh	Indicated	3,938,017	0.92	116,970	8.46	1,071,521	1.03	130,760
	Inferred	360,198	0.58	6,679	4.57	52,955	0.64	7,361
Total	Indicated	28,750,517	0.63	578,044	3.68	3,401,836	0.67	621,826
	Inferred	4,155,502	0.45	60,145	1.83	244,188	0.47	63,288

Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Mountain View Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types.

(6) Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon' QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

1.8.2.14 Mountain View Cut-off Grade Sensitivity Analysis

Table 1.6 summarizes the cut-off grade sensitivity analysis for gold and silver for the mineral resource estimate. The reader is cautioned that the figures provided in Table 1.6 should not be interpreted as a mineral resource statements. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Micon's QP has reviewed the cut-off grades used in the sensitivity analysis and is of the opinion that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold.

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Integra Resources Corp.

Table 1.6
Mountain View Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Cut-off*	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Indicated	0.05	40,403,411	0.47	611,331	2.77	3,603,425
	0.1	33,505,516	0.55	596,279	3.25	3,504,450
	0.15	28,750,517	0.63	578,044	3.68	3,401,836
	0.2	24,655,131	0.70	555,638	4.13	3,273,399
	0.25	20,636,857	0.79	527,273	4.71	3,126,157
	0.3	17,607,873	0.89	501,067	5.30	3,002,439
	0.35	15,040,896	0.98	474,722	5.96	2,884,444
	0.4	12,825,775	1.09	448,438	6.72	2,770,464
	0.45	11,148,152	1.19	425,832	7.44	2,665,760
	0.5	9,921,924	1.28	407,305	8.10	2,585,043
	0.6	8,060,436	1.45	374,797	9.37	2,428,881
	0.65	7,261,650	1.54	358,880	10.06	2,349,158
	0.7	6,605,735	1.62	344,764	10.74	2,280,086
	0.75	6,092,995	1.70	332,892	11.34	2,221,263
	0.8	5,604,020	1.78	320,793	11.99	2,160,136
	0.85	5,141,115	1.87	308,589	12.67	2,094,668
	0.9	4,704,754	1.96	296,388	13.43	2,031,580
	0.95	4,347,878	2.04	285,832	14.17	1,980,755
Inferred	0.05	7,216,472	0.29	68,309	1.23	286,151
	0.1	5,193,523	0.38	64,086	1.58	264,520
	0.15	4,155,502	0.45	60,145	1.83	244,188
	0.2	3,295,489	0.52	55,404	2.01	213,229
	0.25	2,666,150	0.59	50,996	2.23	190,903
	0.3	2,183,919	0.67	46,813	2.42	170,015
	0.35	1,787,425	0.74	42,741	2.68	153,958
	0.4	1,482,411	0.82	39,121	2.95	140,721
	0.45	1,251,206	0.90	36,019	3.20	128,567
	0.5	1,082,894	0.96	33,480	3.38	117,542
	0.6	820,366	1.10	28,925	3.81	100,545
	0.65	731,986	1.15	27,166	4.04	94,982
	0.7	648,315	1.22	25,362	4.30	89,554
	0.75	587,329	1.27	23,954	4.47	84,454
	0.8	520,384	1.33	22,299	4.70	78,600
	0.85	468,262	1.39	20,924	4.92	74,091
	0.9	434,955	1.43	19,995	5.07	70,965
	0.95	396,559	1.48	18,855	5.18	66,060
	1	360,031	1.53	17,717	5.34	61,864

*Base Case cut-off grades shown in bold.

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1.9 Mining, Processing and Infrastructure

1.9.1 Mining

Economic pit limit analysis for both the Projects was carried out using the Lerchs-Grossmann algorithm, incorporating economic and geometrical parameters provided for the Wildcat and Mountain View Projects. Various mining and processing scenarios based on different throughput rates were examined.

1.9.1.1 Pit Optimization Parameters

Technical and economic parameters were established for each scenario, including mining costs, process costs, general and administrative (G&A) costs, dilution and metallurgical recoveries.

All throughput scenarios assumed mine operating costs comparable to similar projects in Nevada. The mining cost was further refined using the mine schedule to reflect specific operational requirements.

For all scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.

Process costs were initially estimated based on processing models and were further refined with the final mine plan.

General and administrative costs were determined based on personnel, supplies, and other expenses required to support the operation.

Recoveries were based on the results of metallurgical testwork conducted.

While pit optimizations considered various metal prices, the base metal prices used in the economic analyses were US$1,700 per ounce of gold and US$21.00 per ounce of silver.

Geometrical parameters typically include property boundaries, royalty boundaries, and pit slope parameters. No royalty factors were directly applied to the optimization; instead, royalties were calculated based on the final schedule, considering all permits that overlap with the properties.

Recent pit slope stability studies conducted by Alius Mine Consulting provided recommendations for the design parameters. These recommendations were incorporated into the optimization work, ensuring that the pit slopes maintain stability and meet the necessary safety standards.

1.9.1.2 Wildcat Pit Optimization

The technical and cost parameters, along with base metal prices of US$1,700 per ounce of gold and US$21.00 per ounce of silver, were utilized in the pit optimization process for the Wildcat deposit. Gold prices were varied from US$500 to US$2,000 per ounce in increments of US$50, to generate the pit optimization results.

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During the optimization, the focus was on the economic potential of the deposit, and as a result, the fresh unoxidized material was excluded from the analysis.

For design purposes the ultimate pit limits used a gold price of US$1,200 per ounce as the base-case pit.

The pit shell chosen for the Wildcat Project represents the maximized discounted operating cash flow, considering a gold price of US$1,700 and a silver price of US$21.00 while minimizing the capital required.

1.9.1.3 Mountain View Pit Optimization

The pit optimization for the Mountain View deposit was conducted using the same parameters as those used for the Wildcat Project, with gold prices ranging from US$500 to US$2,000 per ounce.

Like Wildcat, the ultimate pit limit for design purposes, representing the base-case pit, was selected as the optimized pit at a gold price of $1,200 per ounce.

1.9.1.4 Combined Selected Shell

The US$1,200/oz gold price shell was chosen as the optimal pit configuration to maximize the value of the Projects while minimizing the capital requirement. This selection was made based on a comprehensive evaluation of the pit optimization results, taking into account economic considerations and the need to optimize the balance between profitability and capital expenditure. By selecting the US$1,200/oz shell, the Projects generate value while maintaining an efficient capital utilization strategy.

The pit design was developed using the optimized pit shells. This pit design was created to ensure efficient access to the mineral resources for equipment and personnel involved in the mining operations.

1.9.1.5 Wildcat Pit Design

The Wildcat pit was divided into two main pits, each consisting of two phases, along with the addition of two satellite pits, resulting in a total of six phases in the design. It is planned to mine all six phases simultaneously to achieve a well-blended production.

The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, denoted as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.

The mineral resources within the final pit designs were estimated using a volumetric report. Due to lower recovery rates in the fresh material at the Wildcat Project, only oxide and transition material from the pit was included for processing in the production schedule. Additionally, a dilution factor of 1% was applied to the mineralized tonnes in the production schedule.

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1.9.1.6 Mountain View Pit Design

The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material flows and the cost/revenue streams.

In addition to the determination of resources within the final pit designs, a dilution factor of 5% was applied to the mineralized tonnes during the production scheduling process.

1.9.1.7 Wildcat Waste Disposal

The site at the Wildcat Project has varying topography with very few level areas upon which to locate a waste dump. Two waste storage areas were designed for the Wildcat Project with the south waste dump primarily accommodating material from Phase 2A and Phase 2F, while the north dump is designated for the remaining phases.

The waste dump designs were based on a bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle of 18°. The road to the dump is 30 m wide with a gradient of 10%. This configuration allows for final reclamation at the overall slope. In-pit dumping was also included in the mine plan.

The total dump capacity at Wildcat is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre (t/cm3).

1.9.1.8 Mountain View Waste Disposal

The site at Mountain View slopes to the southwest. The design for the Mountain View Project incorporates a waste dump, based on the same parameters as the Wildcat Project. The dump is situated to the south of the pit, with a 100 m buffer around the pit edge and two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits.

The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of 2.0 t/m3.

1.9.1.9 Mineralized Material Stockpile Facilities

Two mineralized material stockpiles have been designed, one for each Project, utilizing the waste dump design criteria. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle (IRA) of 18°.

In the Wildcat Project, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15%.

At the Mountain View Project, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material during the pre-stripping period before processing commences. The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 t/m3.

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1.9.1.10 Production Scheduling

The mine production schedule was created with a cutoff grade of 0.15 g/t of gold applied to all material across both Projects.

Various scenarios were run to determine the optimal processing rate. The scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The best net present value (NPV) for the Wildcat Project was achieved at a processing rate of 30,000 t/d, while the Mountain View Project showed the highest NPV at a rate of 20,000 t/d.

To minimize capital requirements and maximize NPV, the two Projects have been designed to share resources. Consequently, a processing rate of 30,000 t/d was retained for both Projects. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity at the Mountain View Project is not optimized.

The scheduling process was designed to optimize NPV and internal rate of return (IRR). There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at the Wildcat Project is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate cash to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to the Mountain View Project from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, the Wildcat Project will be completed, and the remaining mining resources will be relocated to the Mountain View Project to increase the mining rate. The processing facilities, including the crusher and plant, will also be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7. Table 1.7 summarizes the mine production schedule for the Wildcat and Mountain View Projects.

1.9.1.11 Mine Equipment Requirements

For the current PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

In addition to the primary mining equipment, provision has been made for support equipment, blasting equipment, and mine maintenance facilities.

1.9.1.12 Mine Operations Personnel

Based on the production schedule and equipment requirements, the estimate for mine operations personnel was performed. The mine is expected to operate 24 h/d, employing three crews of workers who will work 12-hour shifts on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.

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1.9.2 Processing

Run-of-mine (ROM) material will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by secondary and tertiary cone crushers. Material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer prior to the deployment of drip emitters. Dilute cyanide solution (NaCN) will be applied to the mineralization. The cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and recirculated back to the heap. The activated carbon will be advanced counter-current to the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by tanker trailers for acid wash / elution at the Mountain View facility.

After stripping of metals at the Adsorption, Desorption, Recovery (ADR) plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon will be added to account for carbon losses in the system.

Material from the elution circuit will be smelted into doré bars to be sold to a gold refinery.

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Table 1.7 Mine Production Schedule

Project	Phases	Destinations	Units	Year1	Year2	Year3	Year4	Year5	Year6	Year7	Year8	Year9	Year10	Year11	Year12	Total
Wildcat	Wildcat Phase1A	Expit Leach to pad	K Tonnes	4,694	2,626	4,538	-	689	1,055	1,036	-	-	-	-	-	14,638
			Au (g/t	0.38	0.36	0.41	-	0.43	0.46	0.48	-	-	-	-	-	0.40
			Gold (Koz)	57	30	60	-	10	16	16	-	-	-	-	-	188
			Ag(g/t)	2.05	2.19	2.90	-	3.15	3.22	1.30	-	-	-	-	-	2.42
			Ag (Koz)	309	185	423	-	70	109	43	-	-	-	-	-	1,139
		Leach to Stockpile	K Tonnes	73	12	-	-	-	-	-	-	-	-	-	-	85
		Waste to Dump	K Tonnes	859	493	514	-	131	254	390	-	-	-	-	-	2,640
		Total Mined	K Tonnes	5,626	3,131	5,052	-	820	1,308	1,426	-	-	-	-	-	17,363
		Strip Ratio	W:O	0.18	0.19	0.11	-	0.19	0.24	0.38	-	-	-	-	-	0.18
	Wildcat Phase1F	Expit Leach to pad	K Tonnes	5,991	6,967	2,058	782	9,430	552	575	-	-	-	-	-	26,354
			Au (g/t	0.35	0.35	0.34	0.35	0.34	0.33	0.33	-	-	-	-	-	0.35
			Gold (Koz)	68	79	22	9	104	6	6	-	-	-	-	-	293
			Ag(g/t)	2.52	2.61	2.45	2.46	3.51	3.62	5.08	-	-	-	-	-	2.97
			Ag (Koz)	486	584	162	62	1,064	64	94	-	-	-	-	-	2,517
		Leach to Stockpile	K Tonnes	-	0	-	-	-	-	-	-	-	-	-	-	0
		Waste to Dump	K Tonnes	1,880	1,471	260	90	1,225	91	163	-	-	-	-	-	5,181
		Total Mined	K Tonnes	7,871	8,438	2,318	872	10,655	643	738	-	-	-	-	-	31,535
		Strip Rati0	W:O	0.31	0.21	0.13	0.12	0.13	0.16	0.28	-	-	-	-	-	0.20
	Wildcat Phase2A	Expit Leach to pad	K Tonnes	233	1,244	4,354	10,168	776	435	1,219	-	-	-	-	-	18,428
			Au (g/t)	0.45	0.26	0.28	0.54	0.62	0.44	0.44	-	-	-	-	-	0.45
			Gold (Koz)	3	10	39	176	16	6	17	-	-	-	-	-	267
			Ag(g/t)	1.84	1.56	2.14	5.97	6.95	4.84	4.07	-	-	-	-	-	4.61
			Ag (Koz)	14	62	300	1,952	173	68	159	-	-	-	-	-	2,729
		Leach to Stockpile	K Tonnes	49	101	0	-	0	-	-	-	-	-	-	-	150
		Waste to Dump	K Tonnes	123	865	2,276	2,960	178	174	282	-	-	-	-	-	6,858
		Total Mined	K Tonnes	405	2,210	6,630	13,128	954	609	1,501	-	-	-	-	-	25,435
		Strip Ratio	W:O	0.44	0.64	0.52	0.29	0.23	0.40	0.23	-	-	-	-	-	0.37
	Wildcat Phase2F	Expit Leach to pad	K Tonnes	-	-	-	-	55	3,215	-	-	-	-	-	-	3,270
			Au (g/t	-	-	-	-	0.19	0.28	-	-	-	-	-	-	0.28
			Gold (Koz)	-	-	-	-	0	29	-	-	-	-	-	-	30
			Ag(g/t)	-	-	-	-	2.19	3.76	-	-	-	-	-	-	3.74
			Ag (Koz)	-	-	-	-	4	389	-	-	-	-	-	-	393
		Leach to Stockpile	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-
		Waste to Dump	K Tonnes	-	-	-	-	1,249	1,832	-	-	-	-	-	-	3,081
		Total Mined	K Tonnes	-	-	-	-	1,304	5,047	-	-	-	-	-	-	6,351
		Strip Ratio	W:O	-	-	-	-	22.60	0.57	-	-	-	-	-	-	0.94
	Wildcat Phase0A	Expit Leach to pad	K Tonnes	32	114	-	-	-	5,176	914	-	-	-	-	-	6,236
			Au (g/t	0.32	0.34	-	-	-	0.31	0.27	-	-	-	-	-	0.31
			Gold (Koz)	0	1	-	-	-	52	8	-	-	-	-	-	61
			Ag(g/t)	3.07	3.15	-	-	-	2.29	1.50	-	-	-	-	-	2.19
			Ag (Koz)	3	12	-	-	-	381	44	-	-	-	-	-	439
		Leach to Stockpile	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-
		Waste to Dump	K Tonnes	67	8	-	-	-	1,217	75	-	-	-	-	-	1,367
		Total Mined	K Tonnes	99	122	-	-	-	6,393	989	-	-	-	-	-	7,602
		Strip Ratio	W:O	2.07	0.07	-	-	-	0.24	0.08	-	-	-	-	-	0.22
	Wildcat Phase0B	Expit Leach to pad	K Tonnes	-	-	-	-	-	-	814	-	-	-	-	-	814
			Au (g/t	-	-	-	-	-	-	0.36	-	-	-	-	-	0.36
			Gold (Koz)	-	-	-	-	-	-	9	-	-	-	-	-	9
			Ag(g/t)	-	-	-	-	-	-	2.71	-	-	-	-	-	2.71
			Ag (Koz)	-	-	-	-	-	-	71	-	-	-	-	-	71
		Leach to Stockpile	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-
		Waste to Dump	K Tonnes	-	-	-	-	-	-	808	-	-	-	-	-	808
		Total Mined	K Tonnes	-	-	-	-	-	-	1,622	-	-	-	-	-	1,622
		Strip Ratio	W:O	-	-	-	-	-	-	0.99	-	-	-	-	-	0.99

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Project	Phases	Destinations	Units	Year1	Year2	Year3	Year4	Year5	Year6	Year7	Year8	Year9	Year10	Year11	Year12	Total
Mountain view	Mountain view Phase01	Expit Leach to pad	K Tonnes	-	-	-	-	-	-	-	3,983	3,867	5,191	-	-	13,041
			Au (g/t	-	-	-	-	-	-	-	0.34	0.43	0.49	-	-	0.43
			Gold (Koz)	-	-	-	-	-	-	-	44	53	83	-	-	180
			Ag(g/t)	-	-	-	-	-	-	-	0.94	1.07	2.64	-	-	1.65
			Ag (Koz)	-	-	-	-	-	-	-	121	132	441	-	-	694
		Leach to Stockpile	K Tonnes	-	-	-	-	815	669	515	-	-	-	-	-	1,999
		Waste to Dump	K Tonnes	-	-	-	-	10,185	7,179	4,876	15,702	5,021	1,738	-	-	44,701
		Total Mined	K Tonnes	-	-	-	-	11,000	7,848	5,392	19,685	8,888	6,928	-	-	59,740
		Strip Ratio	W:O	-	-	-	-	12.49	10.74	9.47	3.94	1.30	0.33	-	-	2.97
	Mountain view Phase02	Expit Leach to pad	K Tonnes	-	-	-	-	-	-	-	235	1,025	2,603	5,271	4,866	14,000
			Au (g/t	-	-	-	-	-	-	-	0.27	0.28	0.41	0.81	0.97	0.74
			Gold (Koz)	-	-	-	-	-	-	-	2	9	34	137	152	334
			Ag(g/t)	-	-	-	-	-	-	-	0.44	0.47	1.00	5.56	8.49	5.27
			Ag (Koz)	-	-	-	-	-	-	-	3	15	84	942	1,328	2,373
		Leach to Stockpile	K Tonnes	-	-	-	-	-	1	507	-	-	-	-	-	508
		Waste to Dump	K Tonnes	-	-	-	-	-	3,151	13,102	5,080	15,087	12,036	7,013	562	56,031
		Total Mined	K Tonnes	-	-	-	-	-	3,152	13,608	5,315	16,112	14,639	12,284	5,427	70,539
		Strip Ratio	W:O	-	-	-	-	-	3,465.71	25.85	21.61	14.72	4.62	1.33	0.12	3.86
Total Mining	Total	Total Leach to pad	K Tonnes	10,950	10,950	10,950	10,950	10,950	10,667	4,557	6,725	4,892	7,794	5,271	4,866	99,522
			Au (g/t	0.36	0.34	0.34	0.52	0.37	0.32	0.39	0.33	0.40	0.47	0.81	0.97	0.43
			Gold (Koz)	128	121	121	184	129	111	57	72	62	117	137	152	1,390
			Ag(g/t)	2.31	2.39	2.51	5.72	3.72	2.99	2.81	0.91	0.94	2.09	5.56	8.49	3.26
			Ag (Koz)	812	843	885	2,014	1,311	1,027	412	197	148	525	942	1,328	10,443
		Waste to Dump	K Tonnes	2,929	2,838	3,050	3,050	12,968	13,898	19,696	20,782	20,108	13,774	7,013	562	120,666
		Total Mined	K Tonnes	14,000	13,901	14,000	14,000	24,733	25,000	25,275	25,000	25,000	21,568	12,284	5,427	220,188
		Strip Ratio	W:O	0.27	0.26	0.28	0.28	1.18	1.30	4.32	3.09	4.11	1.77	1.33	0.12	1.21

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For each of the Projects, facilities will include a single large leach pad, a single process pond (barren/pregnant pond), an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated facilities.

Energy requirements were estimated at approximately 49,000,000 kWh/y for Wildcat and approximately 40,400,000 kWh/y for Mountain View. Power will be generated on site, using LNG generators, at an estimated cost of US$0.13/kWh.

Reagents and consumables were estimated using the metallurgical testwork performed at McClelland laboratory. Reagent costs were estimated using actual quotes for lime, cyanide and carbon) and benchmark costs for lesser items.

Water will be supplied from wells near the processing facility. The Wildcat Project processing facility will need approximately 800 gpm (600 gpm at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) per year will be required for mining activities (including dust control) per year.

1.9.3 Infrastructure

All buildings at both Projects will be designed using modified shipping containers/conexes on a concrete floor, with a prefabricated roof anchored to the containers. This will allow buildings to accommodate storage, offices, change rooms, and restrooms. The following buildings are planned for both Projects: Maintenance facility, warehouse, process facility, and assay laboratory.

A separate process facility will be installed at each Project. The Wildcat facility will be larger and will include a barren solution tank, a vertical carbon-in-column (VCIC), an elution circuit, a refining circuit, reagent tanks, carbon holding tanks, and a tanker bay. The smaller Mountain View process facility will include a barren solution tank, a VCIC, carbon holding tanks and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be erected on a concrete containment which will drain to the pregnant solution pond.

The preliminary designs for the Wildcat and Mountain View heap leach pads were prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.

Both the Wildcat and Mountain View Projects will use conventional open pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad, with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), (0.93 Mm3) and the Mountain View pad will have a total lined area of approximately 5.9 million ft2 (0.54 Mm3). Mineralized material for both pads is planned to be placed to a maximum height up to 330 ft.

The Wildcat pad will have a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The Mountain View pad will have a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).

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For both the Wildcat and Mountain View Projects, barren leach solution (BLS) is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.

For the purposes of heap sizing and stacking, the recovery cycle for the Wildcat Project was estimated at 45 days, and the recovery cycle for the Mountain View Project was estimated at 35 days.

1.9.4 Capital and Operating Costs

The capital cost estimate was developed using current and historical quotes and bulk materials costs based on similar projects, with allowances for the location of the Wildcat and Mountain View Projects relative to materials manufacturing and delivery, available work force and contractor support resources. Two scenarios have been evaluated for the Mountain View Project. The first scenario starts mining at Mountain View two years after Wildcat and progresses concurrently. The relative proximity of the two Projects allows the carbon from Mountain View to be processed at Wildcat. The second scenario begins mining at the Mountain View Project sequentially, following the completion of mining at the Wildcat Project. This scenario allows the mining fleet at Wildcat and most of the processing equipment to be relocated to Mountain View. This scenario is favourable due to the lower capital expenditures.

An operating cost estimate was developed for both the Wildcat and the Mountain View Projects using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McCelland Laboratories, and operational experience in the local area.

1.10 Economic Analysis

The life-of-mine (LOM) base case cash flow is summarized in Table 1.8.

Table 1.8
Summary LOM Cash Flow, Wildcat and Mountain View Projects

Area	Item	LOM Total	US$/t	US$/oz AuEq
Revenue	Gross sales	1,772,503	17.81	1,700

Cash op. costs	Mining costs	400,385	4.02	384
	Processing costs	357,220	3.59	343
	G&A costs	57,480	0.58	55
	Cash operating costs	815,085	8.19	782
	Selling expenses incl. royalties	63,323	0.64	61
	NV net proceeds of minerals tax	41,150	0.41	39
	Total cash costs	919,558	9.24	882

Net cash operating margin (EBITDA)		852,945	8.57	818

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Area	Item	LOM Total	US$/t	US$/oz AuEq

Capital expenditure	Wildcat	178,518	1.79	171
	Mountain View	81,124	0.82	78
	Closure provision	21,748	0.22	21
	Sustaining capital	36,000	0.36	35
	Residual value	(12,063)	(0.12)	(12)
Net cash flow before tax		547,619	5.50	525
Income tax payable		62,504	0.63	60
Net cash flow after tax		485,114	4.87	465

All-in Sustaining Cost per ounce AuEq (AISC)				973
All-in Cost per ounce AuEq (AIC)				1,175

This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The average annual LOM production at Wildcat and Mountain View is expected to be 80,000 oz AuEq per year which, at the base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total LOM net free cash flow of US$485 million and average annual free cash flow of US$46 million from year 1 to year 13. Corporate office general and administrative costs were not included in the LOM costs for the Projects.

The base case cash flow is equivalent to an after-tax net present value (NPV) of US$309.6 million at a discount rate of 5% and yields an internal rate of return (IRR) of 36.9%. Over the LOM period, the operating margin averages 48.1%.

At the time of announcement (June 27, 2023) spot prices of US$1,920/oz gold and US$22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5 of US$442.1 million at an annual discount rate of 5% and yields an internal rate of return (IRR) of 49.7%.

The Projects are expected to have direct cash costs of US$882/oz gold equivalent (AuEq) an All-in-Sustaining Cost (AISC) of US$973/oz AuEq, and All-in-Costs (AIC) of US$1,175/oz AuEq.

Annual cash flows are shown graphically in Figure 1.1.

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Integra Resources Corp.

Figure 1.1
LOM Cash Flow Chart

The sensitivity of the Projects' NPV and IRR were tested over a range of ±25% around the base case values for gold price, operating costs and capital expenditure. The results show that NPV and IRR remain positive across the ranges tested. The Project is most sensitive to metal price, with NPV5 being reduced to US$52.7M from the base case value of US$309.6M at a 25% reduction in gold price, equivalent to US$1,275/oz, yielding an IRR of 10.5% at that price.

The base case discount rate of 5.0% yields NPV5 of US$309.6M. At discount rates of 7.5% and 10.0%, NPV is reduced to US$249.3M and US$201.2M, respectively.

1.11 Conclusions and Recommendations

1.11.1 Mineral Resource Estimate Conclusions

Micon's QPs believe that the mineral resource estimate reported herein is robust enough that it can be used as the basis of further economic studies, as Integra continues to define the nature and extent of the mineralization at the Wildcat and Mountain View Projects through further exploration programs.

1.11.2 Risks and Opportunities

Table 1.9 identifies the significant internal risks, potential impacts and possible risk mitigation measures that could affect the economic outcome of the Wildcat and Mountain View Projects. This excludes the external risks that apply to all mining projects, (such as changes in metal prices and exchange rates, availability of investment capital, change in government regulations, etc.). Significant opportunities that could improve the economics, timing and permitting of the project are also identified in Table 1.9.

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Table 1.9
Risks and Opportunities at the Wildcat and Mountain View Projects

Risk	Potential Impact	Possible Risk Mitigation
Mineral resource continuity	Widely spaced drilling in some areas	Continue infill drilling to upgrade a larger proportion of the mineral inventory to indicated and measured resources.
Proximity to the local communities	Possibility that the population does not accept the mining project	Maintain a pro-active and transparent strategy to identify all stakeholders and maintain a communication plan. The main stakeholders have been identified, and their needs/concerns understood. Continue to organize information sessions, publish information on the mining project, and meet with host communities.
Difficulty in attracting experienced professionals	The ability to attract and retain competent, experienced professionals is a key success factor.	The early search for professionals will help identify and attract critical people. It may be necessary to provide accommodation for key people (not included in project costs).
Metallurgical recovery	Lower recovery than estimated will negatively impact the project economic	Additional testwork required to improve understanding of the recovery in different lithologies.
Permitting challenges	Delays the permitting timeframe, and increase pre-production costs	Additional biological, geochemical, hydrogeological and archaeological baseline studies and follow-up are required.
Infrastructure construction and equipment	Delays, availability, and costs increase	Pro-actively contact main local suppliers and start negotiating costs and scheduling
Low permeability soil (LPS) source for heap leach facilities has not been identified	Increase of capital costs associated with the heap leach facility construction	Perform LPS borrow source investigations and testing programs; Minimize the use of LPS by using geosynthetic clay liner (GCL) and/or import low permeability material.
Overliner source for heap leach facilities has not been explicitly identified	Poor selection/inadequate testing of overliner material may inhibit effective solution collection or may cause daylighting of solution to heap leach pad(s) side slopes	Identify and test overliner sources for permeability and potential for mechanical/chemical degradation across a range of samples fully representative of each source; if it is determined that native borrow material sources are inadequate to be used as overliner as-is, identify (through additional testing) extent of processing required to achieve nominal overliner characteristics.
Poor foundation (geotechnical) conditions below proposed heap leach facilities and related infrastructure locations	May need to adjust location of heap leach facilities or perform additional work to increase the suitability of the foundation below the facilities; overall stacking height may need to be reduced resulting in an expansion of footprint of facilities for similar capacity	Complete geotechnical and hydrogeological investigations and material testing programs for the heap leach facilities and related infrastructure to define foundation conditions and/or shallow ground water.

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Risk	Potential Impact	Possible Risk Mitigation
Potential for proposed heap leach facilities to be located above extractable resource	May need to adjust location of heap leach facilities	Perform condemnation drilling in proposed footprints of heap leach facilities.
Poor permeability of mineralized material placed on heap leach pad(s)	Potential to cause channeling of solution through, or blind off entire sections of the heap leach pad, thereby preventing nominal/expected precious metal recovery; may affect heap leach stability in extreme cases	Generally, perform additional permeability testing over a broader range of samples to increase overall confidence; perform additional permeability testing to verify feasibility of blending less permeable mineralized material types with more permeable mineralized material types (Wildcat); if poor permeability results persist, reduce heap leach pad height, or agglomerate as required to achieve sufficient permeability
Opportunities	Explanation	Potential Benefit
Surface definition diamond drilling	Potential to upgrade inferred resources to the indicated category	Adding indicated resources increases the economic value of the Project.
Surface exploration drilling	Potential to identify additional inferred resources or additional mineralized zones	Adding inferred resources or additional mineralized zones increases the economic value of the mining project.
Metallurgical recovery	Additional testwork may improve recoveries, mineralization permeability and reduce crushing requirements	Improve recoveries, increase revenue, reduce costs
Geotechnical	Increase pit design slope used	Will reduce the strip-ratio improving the project economic
Partial contract mining	Using contractor to perform pre-stripping early in the Project life	Could improve Project economic by delaying capital costs and reducing maintenance fees.
Permit Wildcat under EA	Wildcat's Mine Plan of Operation might be granted under an EA process (rather than EIS)	Faster permitting process, less cost (pre-production).
Inpit dumping	Optimize inpit dumping sequence	Reduce haulage distance/time, improve productivity, decrease mining unit costs
Power generation conveyor	Down hill conveyor can generate electricity	Produce 'free electricity', reduce power consumption and operating costs

1.11.3 Planned Expenditures and Budget Preparation

A summary of the proposed budget is presented in Table 1.10.

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Integra Resources Corp.

Integra's primary objective is to continue advancing the Wildcat Project towards completion of a pre-feasibility study. Integra plans to continue to conduct additional metallurgical testwork, and to continue to work on designing the heap leach facilities and infrastructure for the Project. Further drilling programs comprised of greenfield, definition, condemnation and metallurgical drill holes will be conducted as needed. In addition, further work towards permitting the Project will be conducted.

Integra also plans to continue engaging with all stakeholders in the areas around the Projects to that they are informed regarding the development of the Projects.

Table 1.10
Wildcat and Mountain View Projects, Recommended Budget for Further Work

Project	Type	Cost (USD/m)	Drilling Quantity (m)	Total (USD)
Wildcat	Greenfield exploration	650	10,000	6,500,000
	Definition drilling	600	4,600	2,760,000
	Condemnation drilling	650	2,000	1,300,000
	Metallurgical testwork		960	1,800,000
	Geotechnical testwork		720	656,000
	Heap Leach designs			1,400,000
	Infrastructure designs			3,200,000
	Pre-feasibility study			1,000,000
	Mine Plan of Operations Permitting			1,700,000
	TOTAL			20,316,000

Mountain View	Geophysics			250,000
	Greenfield exploration	650	5,000	3,250,000
	Infill Drilling	600	2,000	1,200,000
	Metallurgical testwork			150,000
	Resource update			100,000
	Permitting			800,000
	TOTAL			5,750,000

Given the known extent of mineralization on the properties, both the Wildcat and Mountain View Projects have the potential to host further deposits, or lenses of gold, similar to those identified so far at both properties.

Micon's QPs have reviewed the budgets for the Wildcat and Mountain View properties and, in light of the observations made in this report, together with the prospective nature of the properties, the QPs believe that Integra should continue to conduct work programs on both properties to advance the Projects towards a potential production decision at a future date.

Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies advance, and that the final expenditures and results may not be the same as originally proposed.

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1.11.4 Further Recommendations

1.11.4.1 Geological and Resource Recommendations

The following recommendations are suggested by Micon's QPs regarding the geology and mineral resources:

1. Further infill and exploration drilling should be conducted on the main deposits at the Wildcat and Mountain View Projects to increase the confidence of the mineral resource classifications to measured and indicated within the areas of the pits and to extend the known mineralization beyond the current pit limits.

2. Further surface exploration and drilling programs should be conducted on other portions of both the Wildcat and Mountain View properties, with the goal of finding new areas of potentially economic mineralization.

3. Continue to monitor and revise, as needed, the QA/QC programs at both Projects such that these programs continue to meet and potentially exceed best practices standards in the industry.

1.11.4.2 Metallurgical Recommendations

It is recommended that the following program of metallurgical testing be undertaken during the next stage of Project development:

1. Additional column leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.  The effect of coarser crush sizes should be investigated.

2. Samples for the additional column tests should be selected to ensure that all lithologies within the mineral resources are fully represented. The resources should also be fully represented spatially.

3. Geochemical characterization testwork on representative feed and residue samples is recommended.

4. Appropriate additional comminution and hardness testing needs to be considered.

5. Additional variability bottle roll testwork should be undertaken to ensure that all types of mineralization within the mineral resources have been evaluated.

1.11.4.3 Geotechnical Recommendations

For future studies, it is recommended that:

1. Geotechnical and laboratory investigation programs be performed for both the Wildcat and Mountain View Projects to establish baseline foundation conditions and minimum depth to groundwater below the proposed facilities to satisfy permitting requirements.

2. Geotechnical programs should also serve to identify appropriate LPS borrow and overliner sources for each site.

3. As the Projects are advanced, more detailed design studies should be completed.

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Integra Resources Corp.

1.11.4.4 Mining Recommendations

The following recommendations are suggested by the QPs regarding mine engineering:

1. Engineering and baseline studies are ongoing which include facility layout, open-pit design, and infrastructure evaluations. Additional studies may improve value and optimizations including additional geotechnical studies to potentially steepen pit slopes.

a. A study of geotechnical requirements for final pit slope angles to ensure optimal pit slopes are utilized.

b. A study of geotechnical requirements for final waste pad slope angles.

c. Additional trade-off studies for the pit designs and haul road access.

2. Waste Rock Characterization studies to investigate the potential for the development of Acid Rock Drainage and Metal Leaching (ARDML) due to the oxidation of sulphide minerals that are unstable under atmospheric conditions. Upon exposure to oxygen and water, sulphide minerals will oxidize, releasing metals, acidity, and sulphate.

3. Evaluation of the pumping requirements to keep pit dry at all times (surface and underground water management).

4. Drill and blast optimization including powder factor optimization and drilling rate productivity.

5. Optimization of sequencing and fleet size to maximize productivity and decrease unit costs.

1.11.4.5 Infrastructure Recommendations

The following recommendations are suggested by the QPs regarding infrastructure requirements:

1. Optimization of the heap-leach sequencing and designs, taking into consideration the leaching rate and metallurgical kinetics.

2. Geotechnical investigations below the infrastructure (including the Heap Leach pads).

3. Optimization of the crushing facility and ADR plant designs.

4. Surface hydrogeological study covering all the infrastructure areas.

1.11.4.6 Permitting Recommendations

The following recommendations are suggested by the QPs regarding permitting:

1. Initiate a hydrologic baseline characterization program and prepare a numerical groundwater model.

2. Continue the geochemical baseline characterization program and commence humidity cell testing of pit wall rocks and waste rocks.

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2.0 INTRODUCTION

2.1 Terms of Reference

Integra Resources Corp. (Integra) has retained Micon International Limited (Micon) to assist with and compile a Preliminary Economic Assessment (PEA) for its Nevada Projects; the Wildcat Project located in Pershing County and the Mountain View Project located in Washoe County. The two Projects are located approximately 40 km from one another but, because Integra plans to run them both as a single Project, the two have been combined into one PEA. Micon has also been retained to compile this Technical Report to disclose the results of the PEA for the combined Project, in accordance with the requirements of Canadian National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

A preliminary economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

On May 4, 2023, Integra and Millennial Precious Metals Corp. (Millennial) announced the completion of their previously announced at-market merger by way of a court-approved plan of arrangement. As a result, Integra and Millennial may be used interchangeably in this report.

In this report, the terms Wildcat Project or Mountain View Project refers to the area within the exploitation or mining concessions upon which historical mining and exploration has been conducted, while the term Wildcat property or Mountain View property refers to the entire land package of exploitation and exploration concessions.

The information in this report was derived from published material, as well as data, professional opinions and unpublished material submitted by the professional staff of Integra or its consultants, supplemented the Qualified Person(s) (QPs) independent observations and analysis. Much of these data came from prior reports for the Wildcat and Mountain View Projects updated with information provided by Integra, as well as information researched by the QPs.

None of the QPs has or has previously had any material interest in Integra or related entities. The relationship with Integra is solely a professional association between the client and the independent consultants. This report has been prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of the reports.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QPs do not consider them to be material.

This report is intended to be used by Integra subject to the terms and conditions of its agreement with Micon. That agreement permits Integra to file this report as a Technical Report with the Canadian Securities Administrators (CSA) pursuant to provincial securities legislation or with the Securities and Exchange Commission (SEC) in the United States.

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The conclusions and recommendations in this report reflect the QPs best independent judgment in light of the information available to them at the time of writing. The QPs and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

2.2 Qualified Persons, Site Visit and Areas of Responsibility

The authors of this report and QPs are:

  William J. Lewis, B.Sc., P.Geo. a Senior Geologist and Director with Micon.

  Richard Gowans, P.Eng., Principal Metallurgist and Director with Micon.

  Chris Jacobs, CEng, MIMMM, President of Micon

  Andrew Hanson, P.E., Senior Engineer, NewFields Mining Design and Technical Services (NewFields)

  Dr. Deepak Malhotra, Ph.D., Director of Metallurgy, Forte Dynamics, Inc. (Forte Dynamics)

  Ralston Pedersen, P.E., President of Convergent Mining, Limited Liability Company (Convergent).

Table 2.1 summarizes the details for the QPs, their areas of responsibility and dates of site visits.

2.3 Units and Abbreviations

All currency amounts are stated in US dollars (US$). Quantities are generally stated in Imperial units as is customary in the United States. However, some sections of this report state measurements in metric units which is the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, Imperial units have been converted to Système International d'Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. A list of some abbreviations is provided in Table 2.2. Appendix I contains a glossary of mining and other related terms.

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Table 2.1
Qualified Persons, Areas of Responsibility and Site Visits

Qualified Person	Title and Company	Area of Responsibility	Site Visit
William J. Lewis, P.Geo.	Senior Geologist, Micon	Sections 1.1 to 1.6, 1.8, 1.11 to 1.11.4.1, 1.11.4.6, 2 through 12, 14, 19, 20, 23, 24, 25.1, 25.2, 25.5, 26.1, 26.2.1, 26.2.6, 28	August 23 to August 26, 2022
Richard Gowans, P.Eng.	Principal Metallurgist	Section 1.7, 1.11.4.2 and 13, 26.2.2,	None
Christoher Jacobs, CEng, MIMMM	President, Micon	Section 1.10, 22, 25.5	None
Andrew Hanson, P.E.	Senior Engineer, NewFields	Section 1.11.4.3, 18.3, 21.2, 26.2.3	None
Deepak Malhotra	Director of Metallurgy, Forte Dynamics	Section 1.9.2 to 1.9.4, 1.11.4.5, 17, 18 (except 18.3), 21 (except 21.2, 21.3 and 21.5), 25.3.2 to 25.3.4, 26.2.5	None
Ralston Pedersen, P.E.	President, Convergent	Sections 1.9.1, 1.11.4.4, 15, 16, 21.3, 21.5, 25.3.1, 26.2.4	None

Table 2.2
List of the Abbreviations

Name	Abbreviation
Acre(s)	ac
Alius Mine Consulting	Alius
Allied Nevada Gold Corp.	Allied Nevada
American Assay Laboratories	AAL
Barren Leach Solution	BLS
Barringer Laboratories	Barringer
Big Hero-type	BHT
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Canadian Securities Administrators	CSA
Canyon Resources Corp.	Canyon
Carbon in leach	CIL
Centimetre(s)	cm
Clover Nevada LLC	Clover Nevada
Complex resistivity	CRIP
Controlled-Source Audio-Frequency Magnetotellurics	CSAMT
Cubic feet per minute	cfm
Dawson Metallurgical Laboratories	Dawson
Day	d
Degree(s)	°
Degrees Fahrenheit	°F
Digital elevation model	DEM
Diamond Drilling	DD
Dollar(s) US	$ and US$
Elko Mining Group, LLC	Elko Mining
Environmental Assessment	EA
Environmental Impact Statement	EIS

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Name	Abbreviation
Exploration Plan of Operations/Reclamation Permit Applications	ExPO
Foot, feet	ft
Franco-Nevada Mining Corp.	Franco-Nevada
Geosynthetic Clay Liner	GCL
Gram(s)	g
Grams per metric tonne	g/t
Great Basin Environmental Services, LLC	Great Basin
Greater than	>
Heap Leach Pad	HLP
Hectare(s)	ha
Heinen Lindstrom Consultants	Heinen Lindstrom
Homestake Mining Co.	Homestake
Inch(es)	in
Induced polarization	IP
Integra Resources Corp.	Integra
Internal rate of return	IRR
Inverse distance cubed	ID3
Kilogram(s)	kg
Kilometre(s)	km
Leak collection and return system	LCRS
LeapFrog GEO v.5.1.0	LeapFrog
Less than	<
Life-of-mine	LOM
Litre(s)	L
Limited Liability Company	LLC
Low Permeability Soil	LPS
McClelland Laboratories, Inc.	McClelland
Metre(s)	m
Metres above sea level	masl
Micon International Limited	Micon
Mile(s)	mi
Millennial Precious Metals Corp.	Millennial
Millennial Silver Corp.	Millennial Silver
Million tonnes	Mt
Million ounces	Moz
Million years	Ma
Million metric tonnes per year	Mt/y
Milligram(s)	mg
Millimetre(s)	mm
Mine Plan of Operations/ Reclamation Permit Application	MPO
Monex Explorations	Monex
Mountain View Project	Mountain View or Mountain View Project
N.A. Degerstrom Inc.	Degerstrom
Natural source audio magnetotellurics	NSAMT
Nearest Neighbour	NN
Net present value	NPV
Net smelter return	NSR

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Name	Abbreviation
Nevada Division of Environmental Protection	NDEP
NewFields Mining Design and Technical Services	NewFields
National Environmental Policy Act	NEPA
Not available/applicable	n.a.
Ordinary kriging	OK
Ounces	oz
Ounces per ton	oz/t
Ounces per year	oz/y
Parts per billion	ppb
Parts per million	ppm
Percent(age)%
Pound(s)	lb(s)
Preliminary Economic Assessment	PEA
Quality Assurance/Quality Control	QA/QC
Reclamation Cost Estimate	RCE
Record of Decision	ROD
Reverse Circulation drilling	RC
Second	s
Securities and Exchange Commission	SEC
Specific gravity	SG
Standard Reclamation Cost Estimator	SRCE
St. Joe Minerals	St. Joe
System for Electronic Document Analysis and Retrieval	SEDAR
Système International d'Unités	SI
Three-dimension	3D
Tigren Inc.	Tigren
Tonto Drilling Services Inc.	Tonto
Universal Transverse Mercator	UTM
U.S. Bureau of Land Management	BLM
US Tons	t
US Tons per day	t/d
Vertical carbon-in-column	VCIC
Vista Gold Corp.	Vista
Waterton Precious Metals Fund II Cayman, LP	Waterton
Wildcat Project	Wildcat or Wildcat Project
Year	y

2.4 Information Sources

The material in this report was derived from published material, as well as data, professional opinions and unpublished material submitted by the professional staff of Integra or its consultants. Much of these data came from material prepared and provided by Integra, as well as information contained in the previous 2002, 2006 and 2021 Technical Reports. The sources for the information contained in this report are listed in Section 28.0.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various organizations and companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report are based in part on data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Integra. The information provided to Integra was supplied by reputable companies. Micon and the QPs have no reason to doubt its validity and have used the information where it has been verified through their own review and discussions.

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For this Technical Report, a number of sections were partly derived from the 2002, 2006 and 2021 Technical Reports for the Wildcat and Mountain View Projects, updated to reflect any further work or information obtained after the 2021 reports was published.

Micon and the QPs are pleased to acknowledge the helpful cooperation of Integra management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Some of the figures and tables for this report were reproduced or derived from historical reports written on the property by various individuals and/or supplied to Micon by Integra for this report. In the cases where photographs, figures or tables were supplied by others, they are referenced below the inserted item.

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3.0 RELIANCE ON OTHER EXPERTS

In this report, discussions regarding royalties, permitting, taxation, bullion sales agreements and environmental matters are based on material provided by Integra. Micon and the QPs are not qualified to comment on such matters and have relied on the representations and documentation provided by Integra for such discussions.

Environmental considerations for the Wildcat Project and the Mountain View Project were discussed in Technical Memorandums each dated September 30, 2020, by John Young of Great Basin Environmental Services Limited Liability Company (Great Basin).

All data used in this report were originally provided by Integra or its consultants. Micon and the QPs have reviewed and analyzed these data and have drawn their own conclusions therefrom, augmented by the QP's direct field examinations. All of the documentation supplied by Integra, Millennial and other references used by the QPs are noted in Section 28 of this report.

Neither Micon nor its QPs offer a legal opinion as to the validity of the title to the Wildcat mineral concessions claimed by Integra and Millennial NV Limited Liability Company (Millennial NV), as neither Micon nor its QPs are qualified to comment on such matters. However, Millennial NV previously has provided Micon with a title opinion dated November 6, 2020, from the legal firm of Parr Brown Gee & Loveless, Attorneys at Law, located in Salt Lake City, Utah.

Neither Micon nor its QPs offer a legal opinion as to the validity of the title to the Mountain View mineral concessions claimed by Integra and Millennial NV, as Micon and its QPs are not qualified to comment on such matters. However, Millennial NV previously provided Micon and the QPs with a title opinion dated October 29, 2020, from the legal firm of Parr Brown Gee & Loveless, Attorneys at Law, located in Salt Lake City, Utah. Millennial as also provided a reliance letter for the legal opinion.

Updated legal opinions for both the Wildcat and the Mountain View properties, from Dorsey & Whitney LLP, dated June 16, 2022 (effective June 1, 2022) were provided to Micon and its QPs by Integra.

More recent legal opinions for both the Wildcat and the Mountain View properties, from Dorsey & Whitney LLP, dated March 16,2023 (effective January 26, 2023) were again provided to Micon and its QPs by Integra. Micon and its QPs have reviewed the updated legal opinions and have updated Section 4.0 of this Technical Report with the information where relevant.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 General Description and Location

The Wildcat and Mountain View Projects are both located in northern Nevada, United States of America. Both Projects are northeast of Reno, which is the nearest large city. The Mountain View Project is located roughly 40 miles northwest of the Wildcat Project.

4.1.1 Wildcat Property Description and Location

The Wildcat property is located on the northeastern portion of the Seven Troughs Range, about 35 miles northwest of the town of Lovelock in Pershing County, Nevada. Figure 4.1 shows the location of the property.

The property is located in all or portions of sections 32-36, T32N, R29E; sections 1 and 12 of T31N, R28E; sections 1-36 of T31N, R29E; and sections 4 and 5 of T30N, R29E, Mount Diablo Baseline and Meridian. The latitude and longitude for the Project are 40.5425° N, 118.7550° W at an elevation of approximately 6,299 ft.

4.1.2 Mountain View Property Description and Location

The Mountain View property is located in northwest Nevada, near the Granite Range, at a latitude and longitude of 40.8314° N and 119.5027° W and the property is at an approximate elevation of 5,000 ft.

The property lies approximately 15 miles (mi) northwest of Gerlach, Nevada in Washoe County. The Mountain View property straddles the boundary between the Squaw Valley and Banjo topographic quadrangles (Figure 4.1).

4.2 Land Tenure, Agreements, Mineral Rights and Ownership

On April 28, 2021, Millennial Precious Metals Corp. (Millennial) announced the successful completion of the previously announced series of transactions with Millennial Silver Corp. (Millennial Silver) and Clover Nevada Limited Liability Company (Clover Nevada), a subsidiary of Waterton Precious Metals Fund II Cayman, LP (Waterton)resulting in Millennial indirectly acquiring Waterton's interest in each of the Wildcat Property, the Mountain View Property and other properties located in Nevada. The transactions were undertaken through an asset purchase agreement dated December 11, 2020 (the Asset Purchase Agreement) between Millennial (as successor to 1246768 B.C. Ltd. (768)), Millennial Silver and Waterton and an amalgamation agreement dated December 11, 2020, between Millennial Silver and 768. Table 4.1 summarizes the mineral claim information for the Wildcat and Mountain View properties. Appendix 2 at the end of the report summarizes the mineral claim details for both Projects.

On May 4, 2023, Integra and Millennial announced the completion of their previously announced at-market merger, by way of a court-approved plan of arrangement.

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Figure 4.1
Location Map of the Wildcat and Mountain View Projects in Northwestern Nevada

Figure provided by Integra in June, 2023.

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Table 4.1
Summary of the Mineral Claims that Comprise the Wildcat and Mountain View Properties

Project Name	Location	Number of Public land claims	Number of Patented Claims	Total Project Ground Acres	Claim BLM Serial Numbers
Wildcat	Pershing County, Nevada	916	4	17,612

NMC1008648 - NMC1008651,
NMC1027786 - NMC1027829,
NMC1076327 - NMC1076387,
NMC1100165,
NMC1112414 - NMC1112548,
NMC243085 - NMC243122,
NMC247344 - NMC247357,
NMC273999 - NMC274004,
NMC308231 - NMC308234,
NMC667930 - NMC667933,
NMC714994 - NMC714998,
NMC860856,
NMC863212 - NMC863264,
NMC976166 - NMC976276,
NV105297882 - NV105298026,
NV105749635 - NV105749832,
NV105757897 - NV105757985,
NV105778292 - NV105778294.

Mountain View	Washoe County, Nevada	284	0	5,476

NMC142372 - NMC142375,
NMC196207, NMC202456,
NMC203087,

NMC253233 - NMC253247,

NMC253267, NMC253270,

NMC253295 - NMC253297,

NMC253300 - NMC253308,

NMC253310 - NMC253328,

NMC253656, NMC253657,
NMC814670 - NMC814680,

NMC814685 - NMC814687,
NMC822239, NMC822240,

NMC822249, NMC822251,
NMC822252, NMC822254,
NMC822256, NMC822258,
NMC822260, NMC822262,
NMC822264, NMC822266,

NMC822268 - NMC822309,

NV101478323, NV101528216,

NV105248126 - NV105248152,
NV105268771 - NV105268900.

Table provided by Integra in June, 2023.

Under the terms of the Transaction, Integra acquired all of the issued outstanding common shares of Millennial. Millennial shareholders received 0.23 of a common share of Integra for each Millennial share held. Integra subsequently consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share. In aggregate, 16,872,050 Integra shares (post-consolidation) were issued to former Millennial shareholders as consideration for their Millennial shares.

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As a result of the Transaction, Millennial has become a wholly owned subsidiary of Integra and the Millennial shares were to be delisted from the TSX Venture Exchange (the TSXV) at market close on or about May 5, 2023.

4.2.1 Wildcat Property Description and Ownership

The Wildcat property consists of 4 patented (Fee Tracts) and 916 unpatented lode claims (Figure 4.2), covering a total area of 17,612 acres. The claims are on publicly owned lands administered by the U.S. Bureau of Land Management (BLM). All of the claims are located in Pershing County in northwest-north-central Nevada. Micon noted that the maintenance fee of US$151,140 was paid, and the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024. A Listing of the mineral claims which comprise the Wildcat Project is presented in Appendix 2.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year.

The mineral claims were originally purchased from Clover Nevada, a subsidiary of Waterton. On April 29, 2021, all rights were assigned to Millennial NV.

The Wildcat mineral claims are currently owned 100% by Millennial NV, which as of May 4, 2023, is a subsidiary of Integra.

4.2.2 Wildcat Project, Obligations and Encumbrances

4.2.2.1 Wildcat Project, Royalties

According to the Title Opinions, the following royalties apply to the Wildcat property:

  Clover Nevada reserved a net smelter return royalty (Clover Royalty), payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Properties. The amount of the Clover royalty is 0.5%. The Clover royalty runs with the original properties and covers any amendments, relocations, replacements, modifications or conversions of the original properties.

  1% NSR royalty on the SS claims. This royalty is held of record by RG Royalties, LLC.

  Scaled royalty (0% to 2%) on the Fee Tracts. The royalty is held of record by RG Royalties, LLC.

  0.4% NSR royalty on Tag #15 through Tag #18 claims. This royalty is held by Raymond Wittkopp.

  US$500,000 production payment on the SS claims and the Tag and Easter claims. This royalty is held by Monex Explorations.

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Figure 4.2
Wildcat Project Claims Map

Map provided by Integra in June, 2023.

On June 21, 2023, Integra announced that it had received notice from Royalty Consolidation Company, Limited Liability Company (Royalty Consolidation), a private company controlled by Waterton of the sale of 100% of its existing royalty interests in the Nevada Projects (including the Wildcat and Mountain View Projects) to a wholly owned subsidiary of Franco-Nevada Corporation (Franco-Nevada). The transaction closed on June 15, 2023. No new royalties on the Nevada Projects (including the Wildcat and Mountain View Projects) were granted as part of the transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.

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4.2.2.2 Wildcat Project, Other Encumbrances

According to the November 6, 2020, title opinion:

"After the Fee Tracts were conveyed to Clover Nevada in 2015, Hycroft Resources and Development, Inc., which has since converted to an entity named Hycroft Resources & Development, LLC, purported to grant an encumbrance on the Fee Tracts in various instruments..."

"Because Hycroft never owned any interest in the Fee Tracts, it had no way to actually encumber the Fee Tracts by the erroneous filings and, therefore, such filings cannot and do not legally create a title defect. Nevertheless, we understand that Clover Nevada has recently reiterated to Hycroft the need to file correction documents and/or releases to affirmatively remove the cloud on Clover Nevada's title."

Subsequent, 2022 and 2023 title opinions do not mention if these erroneous filings have been addressed, although according to the 2020 legal opinion, they do not affect the property.

4.2.2.3 Wildcat Project, Ownership Status of Mining Claims per BLM

Official ownership of unpatented mining claims is based on the county recorder's records. The BLM also maintains ownership information for its own purposes, but that information is dependent on the actions of claimants to notify the BLM of any ownership changes. The BLM ownership records correctly list Clover Nevada, a subsidiary of Waterton as the current owner of all of the Mining Claims, with the exception of the Tag #15 through Tag #18 claims, which the BLM records currently reflect as being owned by other parties. However, none of those parties currently holds any interest in the Tag #15 through Tag #18 claims. Indeed, there is a note in the BLM files for the Tag #15 through Tag #18 claims dated August 21, 2015, indicating that Clover Nevada is the owner of these claims, but it appears that an official transfer notice, along with supporting documentation, has not yet been filed with the BLM. This is an administrative step that is not essential and does not affect legal title to the Mining Claims.

The next claim maintenance payments for the original claims are due on or before September 1, 2024.

A number of new claims were staked by Millennial NV and as of the effective date of the title opinion on June 1, 2022, the claims status was filed. Once the BLM adjudication process was complete and assuming there are no deficiencies in the mining claim documents the status will be changed to active. The next claim maintenance payments for the new claims are also due on or before September 1, 2024.

4.2.3 Wildcat Environmental Liabilities and Permitting

An environmental review of the Wildcat Project was undertaken by Great Basin Environmental Services, LLC. (Great Basin) in September, 2020. The review was based on a site visit and visual inspection, and information provided in the 2006 MDA Technical Report. The following information is taken from the September review:

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4.2.3.1 Wildcat Summary

Due to the historic mining and exploration activities in the Project area, there are areas of significant disturbance present. Modern exploration activities have been reclaimed and are readily identifiable on imagery. Many of the historic access roads are present and in use by seasonal hunters but need repair to allow safe exploration operations.

There are no identified issues that would prevent the Wildcat property from achieving all permits and authorizations required to commence exploration drilling operations and the potential development of the Project, based on the site visit and data that has been reviewed to date.

4.2.3.2 Wildcat Land Use Authorizations - Notices or Plan of Operations

A search of the LR2000 database administered by the BLM was conducted and data from August, 2020 were used to determine historical, existing, and pending land use decisions that might affect exploration of the Project area. Data from this search determined that exploration first occurred in the area under modern authorizations issued to Homestake Mining Co. in 1982. All previous exploration authorizations before 2010 have been closed.

Waterton's subsidiary Clover Nevada was authorized under a Notice of Operations on October 28, 2016, to disturb 3.97 acres for exploration related disturbance in sections 8 and 17, T31N, R29E. This authorization remains open. No Plans of Operations exceeding 5 acres exist in the search area.

4.2.3.3 Wildcat Reclamation Plan and Bonding

A reclamation plan is only required if proposed new disturbance exceeds 5 acres. Much of the existing disturbance is on private fee lands. Reclaimed disturbance exists in the area that can be re-used for modern exploration operations.

4.2.3.4 Wildcat Reclamation Plan and Mine Closure Liabilities

There are no modern mine features requiring reclamation or closure. All existing disturbances are related to historic mining or modern (post-1980) exploration drilling operations.

4.2.3.5 Wildcat Permit Adequacy Future Operations

There are no permits in hand for future operations on the Wildcat property. Obtaining authorizations to begin drilling on public lands requires filing a Notice of Operations and posting the required reclamation bond. This is usually a 30 to 60-day process. Plans of Operations and Reclamation Permits are required when disturbance exceeds 5 acres, triggering the baseline and environmental assessment processes. The Project does allow immediate exploration on the identified private lands in section 17, assuming that safe access for equipment and crews exists across public lands. The 5-acre disturbance limit is determined by accruing all project related disturbance within a 1-mile radius of the Project.

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4.2.4 Mountain View Property Description and Ownership

The Mountain View property currently consists of 284 un-patented lode claims with a total area of approximately 5,476 acres (Figure 4.3). Millennial NV has provided Micon with copies of the mining claim maintenance fee filings, affidavits and notices of intent to hold mining claims, as filed with the BLM. Micon's QP noted that the maintenance fee of US$46,860 was paid, and that the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024. A listing of the mineral claims which comprise the Mountain View Project is presented in Appendix 2.

The ownership of the claims listed in the fee filings is in the name of Millennial NV and Leslie Wittkopp. However, currently Millennial NV owns 100% interest in the Mountain View Project.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year. The land on which the claims are located is administered by the BLM.

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Figure 4.3
Mountain View Project Mineral Claims Map

Mountain View Claim Block
INTEGRA RESOURCES
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
DATE: 3/14/2023
N
0 0.28 0.55 Mi
0 0.5 1 Km
285000
286000
287000
288000
289000
290000
291000
4528000
4527000
4526000
4525000
4524000
4523000
4522000
4521000

Figure provided by Integra, June, 2023.

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4.2.5 Mountain View Project Obligations and Encumbrances

The following information has been summarized from the Title Opinion dated October 29, 2020, from the legal firm of Parr Brown Gee & Loveless, Attorneys at Law, located in Salt Lake City, Utah.

4.2.5.1 Mountain View Ownership of Subject Claims

According to the Title Opinion, ownership of various claims is as follows:

  Mountain View Claims (7 claims):

Undivided 5% Clover Nevada, a Nevada limited liability company.

Undivided 5% Estate of Raymond W. Wittkopp (which 5% is leased to Clover Nevada under the Wittkopp Lease).

Undivided 90% Bankruptcy successor(s) of Robert L. Helms Construction & Development Co. (Helms Construction) which interest is not leased by Clover Nevada.

  Harlen Claims (16 claims):

Undivided 50% Clover Nevada.

Undivided 50% Leslie A. Wittkopp, as trustee of the Wittkopp Family 1997 Trust (Wittkopp Trust) (which 50% is leased to Clover Nevada under the Wittkopp Lease).

  Jack Claims (52 claims):

Undivided 50% Clover Nevada.

Undivided 50% Wittkopp Trust (which 50% is leased to Clover Nevada under the Wittkopp Lease).

  Rich Claims (52 claims):

100% Clover Nevada, which claims are subject to the terms of the Wittkopp Lease).

4.2.5.2 Mountain View Leased Claims and Wittkopp Lease Royalty

With the exception of the outstanding 90% interest in the Mountain View Claims, all interests in the subject claims that are not owned by Clover Nevada are leased by Clover Nevada for exploration and mining purposes, which lease carries with it certain production royalty obligations.

Specifically, in a lease/option agreement dated June 30, 2000 (Wittkopp Lease), the vendor leased all interest in the Mountain View, Jack (except Jack 67A and Jack 77R) and the Harlen claims to Franco-Nevada Mining Corporation, Inc. (Franco-Nevada). The initial term was for 10 years, with five additional 10-year terms, expiring on June 30, 2060. The Wittkopp Lease requires that the lessee pay a net smelter return royalty (NSR) of 1.0% on minerals produced from the Harlan and the Jack claims and an NSR of 0.1% on minerals produced from the Mountain View claims. The Wittkopp Lease grants the lessee a preferential purchase right if the Wittkopp's wish to sell or otherwise transfer the Wittkopp Lease Royalty (except in the case of the death of Mr. or Mrs. Wittkopp).

The Wittkopp Lease contains an area of interest provision, such that any new mining claims staked by the lessee or lessor within one-half mile of the initial leased claims are subject to the lease agreement, including the NSR at a rate of 1.0.%. However, there is no specific provision for a claim partly inside and partly outside the specified area.

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The Wittkopp Lease:

  Grants the lessee an option to purchase all of the lessor's ownership interest in the leased property for US$250,000 at any time prior to achieving commercial production from the leased property, and

  Obligates the lessee to purchase all of the lessor's ownership interest in the leased property for US$250,000 upon achievement of commercial production from the leased property. In both cases, however, the Wittkopp Lease Royalty expressly survives any such acquisition of the leased property.

  Accordingly, the Wittkopp Lease Royalty applies to all subject claims except Rich 105 (at a royalty rate of 1.0%, except for the Mountain View Claims, where the royalty rate is only 0.1%), but the Wittkopp Lease Royalty will terminate at such time as the Wittkopp Lease terminates (except for termination through the lessee's acquisition of the leased property).

  Clover Nevada is the current lessee under the Wittkopp Lease and it also owns a full or partial interest in all of the mining claims that are subject to the lease.

  Under the lease, Clover Nevada must also pay to the lessor annual advance royalty payments (which can be credited in full against future production royalty obligations) and must pay the annual federal and state filing fees to maintain the leased claims.

4.2.5.3 Mountain View Other Production Royalties

In addition to the Wittkopp Lease Royalty, the following royalty obligations also burden certain of the Mountain View claims.

Franco-Nevada Royalty (Jack Claims):

In 1886, by virtue of a quit claim deed, the Jack Claims became encumbered by a production royalty. In that deed, St. Joe Gold Corporation (St. Joe) reserved to itself a 1.0% NSR on all minerals produced from the Jack Claims. Through a series of off- record corporate name changes and mergers, St. Joe became Lac Minerals (USA) Limited Liability Company (Lac Minerals), which conveyed the royalty to Franco-Nevada US. Corporation (Franco-Nevada) which remains the owner of the royalty.

Maverix Royalty (all subject claims), now Triple Flag Royalty:

All of the subject claims were part of an October, 2002 agreement between Newmont Capital Limited (Newmont), the owner and lessee at that time, and Vista Nevada Corp. The October, 2002 agreement granted to Newmont a perpetual NSR of 1.5% payable on all minerals produced from the subject claims and area of interest. The royalty may be taken in cash or in kind.

On January 19, 2023, Triple Flag Precious Metals Corp. (with its subsidiaries, Triple Flag) and Maverix Metals Inc. (Maverix) announced the successful completion of the previously announced acquisition of Maverix by Triple Flag.

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Clover Nevada Royalty:

Clover Nevada reserved a net smelter returns royalty (the Clover Royalty), payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Claims. The amount of the Clover Nevada royalty is 0.05%, not subject to proportionate reduction as to production from the Mountain View claims and 0.5%, not subject to proportionate reduction, as to production from the Jack Claims, the Harlan claims and the Rich Claims held of record by RG Royalties, LLC.

As with the Wildcat Project, on June 21, 2023, Integra announced that it had received notice from Royalty Consolidation, a private company controlled by Waterton of the sale of 100% of its existing royalty interests in the Nevada Projects to a wholly owned subsidiary of Franco-Nevada. The transaction closed on June 15, 2023. No new royalties on the Nevada Projects were granted as part of the transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.

4.2.5.4 Mountain View Ownership Status of Mining Claims per BLM

Official ownership of unpatented mining claims is based on the county recorder's records. The BLM also maintains ownership information for its own purposes, but that information is dependent on the actions of claimants to notify the BLM of any ownership changes. At the present time, the BLM records some discrepancies with regard to the Mountain View, Harlan and Jack claims. However, for ownership purposes, it is not necessary that the BLM records comport with the official county records.

The legal title opinion did note that there were other issues or defects in some of the paperwork for some of the claims, but these were all explained or dismissed and do not appear to affect the validity of the mineral claims. Micon recommends that Integra reviews the findings in the title opinion report and attempts to resolve any errors and omissions noted therein.

4.2.6 Mountain View Environmental Liabilities and Permitting

An environmental review of the Wildcat Project was undertaken by Great Basin for Tigren Inc. (Tigren) in September, 2020. The review was based on a site visit and visual inspection, and information provided in the 2006 Snowden Technical Report. The following information is taken from the September, 2020 review:

4.2.6.1 Mountain View Summary

Due to previous mining and exploration activities in the Project area, there are small areas of historic disturbance present. Modern exploration activities (post-1980) have been reclaimed and are readily identifiable on imagery. Many of the historic access roads are present and in use by seasonal hunters but need minor repair to allow safe exploration operations.

There are no identified issues that would prevent the Mountain View property from achieving all permits and authorizations required to commence exploration drilling operations and the potential development of the Project, based on the site visit and data that has been reviewed to date.

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4.2.6.2 Mountain View Land Use Authorizations - Notices or Plan of Operations

Tigren searched the LR2000 database administered by the BLM. Data from August, 2020 were used to determine historical, existing and pending land use decisions that might affect exploration of the Project area. Data from this search determined that exploration first occurred in the area under modern authorizations issued to St. Joe America Corp. in 1983. The last exploration authorizations were issued to Newmont in 2003. All previous exploration authorizations by St. Joe, US Borax, Homestake, Canyon Resources, Newmont, and others before 2003 have been closed.

No notice level authorizations remain open. No Plans of Operations exceeding 5 acres exist in the search area.

4.2.6.3 Mountain View Land Use Designations/Uses

BLM land use plans were reviewed to determine if any special land use designations exist in the Project area. The Poodle Mountain Wilderness Study Area (WSA) lies west of the Severance resource area in the Buffalo Hills. There are no special land use designations that prevent an operator from qualifying for a Notice or a Plan of Operations under current surface management rules at 43 CFR 3809.

The Mountain View Project area lies within several wildlife use designations for sage grouse and pronghorn antelope. Wild horse management areas encroach on the eastern margins of the Project area, but do not cover the entire claim block. No special habitat constraints are identified, but future disturbance authorizations will require comparatively more baseline work than other land areas with lower wildlife values.

The Squaw Valley Reservoir, a fishable stream and reservoir, lies about 1.8 miles downgradient and west of the Severance resource area. BLM would likely impose additional attention on erosion controls during exploration operations.

The Project lies within Class 2 Visual Resource Management (VRM) lands. This VRM objective is to retain the existing character of the landscape. Reclamation requirements will be higher than in lower VRM classes but will not significantly affect future exploration or development.

4.2.6.4 Mountain View Reclamation Plan and Bonding

A reclamation plan is only required if proposed new disturbance exceeds 5 acres. Reclaimed disturbance exists in the Severance resource area that can be re-used for modern exploration operations.

4.2.6.5 Mountain View Reclamation Plan and Mine Closure Liabilities

There are no modern mine features requiring reclamation or closure. All existing disturbances are related to historic mining or modern (post-1980) exploration drilling operations.

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4.2.6.6 Mountain View Permit Adequacy Future Operations

There are no permits in hand for future operations. Obtaining authorizations to begin drilling operations on public lands requires filing a Notice of Operations and posting the required reclamation bond. This is usually a 30 to 60-day process. Plans of Operations and Reclamation Permits are required when disturbance exceeds 5 acres, triggering the baseline and environmental assessment processes. The 5-acre disturbance limit is determined by accruing all project related disturbance within a 1-mile radius of the Project.

4.3 Micon QP Comments

Micon and the QPs are not aware of any significant factors or risks, other than those discussed in this section of the report, that may affect access, title or right or ability to perform work on the property by Integra or Millennial NV. It is Micon's and the QPs' understanding that further permitting and environmental studies could be required if sufficient mineralization is discovered on the properties and if further economic studies demonstrate that the mineralization is sufficient to host a mining operation.

Both the Wildcat and Mountain View properties are large enough to be able to locate and accommodate the infrastructure necessary to host any future mining operations, should sufficient economic mineralization be identified on the properties.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Climate

The Wildcat and Mountain View Projects both have semi-arid climates, with high temperatures in the summer generally in the 80°F to 90°F range and winter highs generally in the 40°F to 50°F range. Winter temperatures, however, can be below 0°F. Precipitation at the properties usually totals more than 8 inches per year, divided between winter snow, spring rain and summer thunderstorms. The evaporation potential greatly exceeds the precipitation on an average annual basis, so that the area is one with a negative water balance. Table 5.1 shows the average climatic data for the Gerlach weather station, located about 20 miles to the northwest of the Wildcat Project area and 20 miles southeast of the Mountain View Project area. Gerlach is lower in elevation than the Wildcat Project and the weather at the Project is likely to be wetter and cooler. Weather at the Mountain View Project is expected to be similar to that at the Gerlach station.

The Wildcat and Mountain View Projects are both accessible year-round by vehicle with the only limitation being the condition of dirt roads. Potential drifting winter snow and heavy spring runoff accompanied by flooding could lead sections of each Project's access road becoming impassible.

Table 5.1
Average Climatic Data - Gerlach Station

Item	Jan.	Feb.	Mar.	Apr.	May.	Jun.	Jul.	Aug.	Sept.	Oct.	Nov.	Dec.	Annual
Average Max. Temperature (°F)	40.7	48.0	56.2	63.9	73.0	81.2	91.1	90.2	80.7	68.7	51.7	40.3	65.5
Average Min. Temperature (°F)	21.1	25.7	30.7	35.8	44.1	51.5	57.9	55.9	47.4	36.8	27.4	20.1	37.9
Average Total Precipitation (in)	0.98	0.61	0.65	0.77	1.03	0.82	0.24	0.27	0.34	0.36	0.96	0.88	7.92
Average Total Snow Fall (in)	4.4	2	0.7	0.4	0	0	0	0	0	0	0.6	3.6	11.8

Table taken from the 2006 MDA Technical Report.

5.2 Wildcat Project

5.2.1 Accessibility

The Wildcat Project is accessible from the city of Reno, Nevada, via both paved and dirt roads. Access is primarily via Interstate 80 to the town of Lovelock, at approximately 91 miles from Reno. State Route 398 from Lovelock is followed (1 mile) to the intersection with State Route 399. After 12 miles, Route 399 reaches the intersection with a good-condition dirt road, which runs to the northwest. After approximately 15.6 miles, there is an intersection with a dirt road in regular driving condition. The Project is located 4.7 miles after the intersection of this dirt road.

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5.2.2 Physiography

The Project area is located in the high desert of the Basin and Range Physiographic Province. It lies in the Farrell Mining District in the Seven Troughs Range, between 5,000 and 7,500 ft above sea level. The area is rugged and generally covered by sagebrush, grasses and a few Juniper and Pinyon trees (Figure 5.1).

Figure 5.1
A Panoramic View of Main Hill (looking North-Northeast) at the Wildcat Project

Figure supplied by Integra.

5.2.3 Local Resources and Infrastructure

The Wildcat property is located 35 miles from the town of Lovelock, Nevada. Lovelock is a town of about 3,000 people, with the infrastructure to support a mining operation. Water may be available on site as springs were observed near the access road, however, power is not currently available at the site.

There are larger centres and other communities in the region that may also be used as regional supply centres, should Lovelock not have the needed supplies. Reno is located to the southwest, should access to international destinations be required.

Claims have been staked, enlarging the Project area, to accommodate the potential future construction of mining infrastructure, such as heap leach pads, mine offices and equipment maintenance areas.

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5.3 Mountain View Project

5.3.1 Accessibility

The Mountain View Project is easily accessed from Reno, via 124 miles of paved routes and 2.8 miles of good condition dirt roads. Access is primarily via Intestate Highway 80 up to the intersection with paved state route 447, located 33 miles east of Reno. State route 47 runs north for 75 miles, to the town of Gerlach. At this locality, State Route 47 turns to the northeast and at 17.6 miles, once the Squaw Valley Reservoir is reached, there is a junction with a dirt road that runs to the northwest. This dirt road is generally in good driving condition up to the Project, which is located at 2.8 miles from the intersection with the paved route.

5.3.2 Physiography

The physiography of the Mountain View area is characterized by typical basin and range topography, with north to northwest trending ranges of hills and low mountains with moderate relief, separated by wide, flat bottomed gravel filled basins (Figure 5.2). Mountain peaks east of the Project are roughly at 9,000 ft and valleys are roughly 4,500 ft above sea level. Valleys in the region are typically covered by sagebrush and grasses, with scattered stands of pine trees occurring at higher elevations. The only infrastructure on the property, other than the roads, is a main transmission power line.

Figure 5.2
A View of the Mountain View Property

2020, Micon site visit.

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5.3.3 Local Resources and Infrastructure

The nearest community to the Mountain View Project is Gerlach, with approximately 500 people. There are larger communities in the region that may also be used as regional supply centres, should Gerlach not have the necessary supplies. Reno, located to the southwest, should provide access to international destinations if required. It is presumed that most of the skilled workforce for any operation would come from other parts of Nevada and the surrounding states. Areas of the Mountain View property have been staked to accommodate for future mine infrastructure.

5.4 Micon QP Comments for both Wildcat and Mountain View Projects

Micon and the QPs believe that, to the extent relevant to both the Wildcat and Mountain View Projects, Integra should be able to obtain the surface access, environmental sign-off, power, water and personnel to conduct an exploration program at either Project. Micon and the QPs also believe that exploration programs and any potential mining operations could be conducted on a year-round basis.

Both the Wildcat and Mountain View properties are large enough to be able to locate and accommodate the infrastructure necessary to host any future mining operations, should sufficient economic mineralization be identified on the properties.

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6.0 HISTORY

6.1 Wildcat Project

6.1.1 General Ownership and Exploration History

The majority of the information in the section was taken from the 2006 Technical Report and updated with additional data from Integra and Micon.

The history of the Wildcat property and district was taken directly from internal documents belonging to a prior property-holder, Lac Minerals (USA) Limited Liability Company (Lac Minerals). Mining at Wildcat began in the early 1900's and concentrated on epithermal quartz veins hosted within Cretaceous granodiorite. Production was small but high-grade, at less than 100,000 tons with the grade in excess of one ounce per short ton (oz/st) gold. The patented claims on the Wildcat property were located in 1906 and 1907 and patented in May, 1912 by the Seven Troughs Monarch Mines Company. Surface cuts were taken on three main surface veins: Hero, Hillside, and Wildcat. An 1,800 ft tunnel was completed in 1912 to intersect these veins at the 300 to 400 ft level. The veins were reported barren, but were wider than projected (Tullar, 1992).

Monex Explorations (Monex) purchased 5 unpatented lode claims around 1980 and worked the Tag mine intermittently. Homestake Mining Company (Homestake) took an interest in the hydrothermally altered volcanic cap northwest of the Wildcat mine area in 1982 and drilled three core holes in 1983. Based on these holes, Homestake retained an interest in the property between 1984 and 1990.

Touchstone Resources Company Inc. (Touchstone), an exploration subsidiary of Cornucopia, leased the property from Homestake in 1983. Touchstone completed a 30-hole, 6,260 ft program of reverse circulation drilling in 1984. Although Touchstone reportedly developed an "inferred reserve" of 21 million short tons grading 0.021 oz/st gold at a 1.1:1 stripping ratio (Tullar, 1992), Touchstone dropped the property in 1985. Homestake drilled one 400 ft core hole to cover the 1986/1987 assessment requirement. Kincaid Exploration and Mining Co. II (Kemco) optioned the claims in 1987 and completed a 35-hole, 6,150 ft reverse circulation drilling program in the same year. Kemco dropped the property in 1988 when the Star Valley Resources/Pactolus Corporation optioned the Homestake ground, along with the Monex ground. During 1989, the Star Valley Resource/Pactolus Corporation partnership completed 12 reverse circulation drill holes totalling 3,280 ft. The partnership dropped its interest in 1989. Homestake sold its interest in the property to Monex in 1990 but retained an underlying NSR interest. Amax optioned the property in 1991 and completed a single 500 ft reverse circulation drill hole.

Lac Minerals acquired the Wildcat Project in 1992 and conducted a significant amount of exploration mapping, sampling, geophysics and the majority of the drilling on the property. In the process, it identified a large, low-grade gold resource. Sagebrush Exploration worked on the Project during the period of 1996-1998 and completed some reverse circulation drilling on the property.

On October 30, 2003, Vista Gold Corp. (Vista) announced that it has signed agreements to acquire a 100% interest in the Wildcat Project.

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On July 10, 2006, Vista announced a spin-off of its existing Nevada properties into a new publicly listed company (newco) that, concurrently with the spin-off, would acquire the Nevada mining properties of the Pescio Group. The transaction was completed by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon). Under the transaction, Vista's shareholders exchanged their common shares of Vista for common shares of newco and new common shares of Vista.

On May 10, 2007, Vista and Allied Nevada Gold Corp. (Allied Nevada) announced that the plan of arrangement involving Vista, Allied Nevada and the Pescio Group had closed. The transaction resulted in the acquisition by Allied Nevada of Vista's Nevada properties and the Nevada mineral assets of the Pescio Group.

On March 10, 2015, Reuters noted that U.S.-based gold miner Allied Nevada filed for bankruptcy protection under a heavy debt load and weak metal prices.

On June 15, 2015, Allied Nevada announced that the United States Bankruptcy Court for the District of Delaware had approved the sale of Allied Nevada's exploration properties and related assets (excluding the Hycroft operation) to Clover Nevada, a wholly owned subsidiary of Waterton.

6.1.2 Mining District History and Production

Gold was discovered in Stonehouse Canyon in 1863 near Farrell (Johnson, 1977), although there was no development until 1905. Some of the mines in the district were very rich, with the Wihuja Mine reportedly averaging US$100,000/st (Johnson, 1977). By 1908, twenty-five mining companies were actively developing 117 claims in the district. The district was active between 1907 and 1962, with the years 1908-1916 having the most production.

E. E. Stuart (1909) noted that "The Hero Nevada Mines Company has the most thoroughly developed ground in the Farrell District. It is opened up by means of shafts, tunnels, drifts and crosscuts. On the Wildcat claim the shaft has reached the 200-ft level. The vein has been drifted upon for 250 ft from the 80-ft level. In this drift is ore which shows as high as US$85 per ton."

In 1863, following the original discoveries, the district was known as the Stone House District but, after the discoveries in 1908, the district was re-organized as the Farrell District. However, it is usually grouped into the Seven Troughs District in early publications. According to Francis Church Lincoln "The principal mine was the Wildcat Mine, owned by the estate of P. N. Marker from Lovelock and a shipment of rich ore was made from this mine in 1922."

Table 6.1 summarizes the production from the Seven Troughs District, including the Farrell Mining District in which the Wildcat deposit is located. Production from the Wildcat Mine is unknown; however, it is noted to have increased during the 1940's (Johnson, 1977).

Table 6.2 summarizes the production by year from 1908 to 1940 for the Seven Troughs District, including the Farrell Mining District. However, the values are noted as gross yields and include gold, silver copper and lead with no distinction.

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Table 6.1
Historical Production from the Seven Troughs District

Period	Tons	Gold (oz)	Silver (oz)	Value (US$ x 000's)
1907-1928	77,157	114,611	925,325	2,683.1
1930-1952	75,008	43,704	70,438	1,290.0
1953-1955	174	153	113	5.5
Total	152,339	158,468	995,876	3,978.5

Table taken from the 2006 MDA Technical Report.

Table 6.2
Production from the Seven Troughs District by Year from 1908 to 1940 (Gold, Silver, Copper, Lead)

Production Year	Tons	Gross Yield (US$)
1908	325	75,699
1909	1,616	103,143
1910	1,703	125,647
1911	6,821	683,940
1912	4,579	459,846
1913	809	53,543
1914	3,004	275,809
1915	5,831	474,511
1916	4,497	85,330
1917	4,148	50,236
1918		57
1930	14,034	226,824
1933	537	50,856
1934	1,077	242,783
1935	346	104,077
1936	529	11,177
1937	1,038	10,046
1938	283	9,239
1939	3,217	57,988
1940	2,999	85,085

Table taken from University of Nevada Bulletin Vol. XXXVII, November 1, 1943, No. 4.

Existing mine workings are limited to short-length adits, surface trenches and one shaft, where the ruins of the wood headframe are still partly preserved (Figure 6.1). There is no evidence of recent exploration or mine workings.

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Figure 6.1
View of the Old Wooden Headframe on the Historical Shaft

Photograph taken during the August, 2022, Micon site visit.

6.1.3 Historic Mineral Resource Estimates

6.1.3.1 1993 and 1998 Historical Resource Estimates

The mineral resources were initially estimated by Lac Minerals in 1993 using a cross-sectional method. Table 6.3 summarizes the results of this estimation, although the mineral resources were not classified.

Table 6.3
Historical Lac Minerals 1993 Wildcat Mineral Resource Estimation*

Tons (000's)	Grade (oz/ton gold)	Ounces of Gold (000's)	Grade (oz/ton silver)	Ounces of Silver (000's)
51,904.0	0.020	1,038.1	0.18	9,342.7

Table extracted from the 2006 MDA Technical Report.

The 1993 mineral resource estimate in Table 6.3 is a historical, pre-NI 43-101 mineral resource estimate. The estimate is also un-classified and does not follow the currently accepted 2014 CIM terminology of classifying mineral resources.

The historical 1993 resource estimate, in common with the majority of the historical resource estimates, consists of only the final resource table which summarizes the results but makes no mention of the underlying assumptions and parameters used. The current QPs are unable to conduct sufficient work to classify the 1993 historical estimate as a current mineral resource.

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In 1998, the mineral resources were estimated by MDA using a geologic model developed from cross-sections and 50 x 50 x 20 ft blocks, with the grade estimated using an inverse distance squared methodology and a 0.01 oz/ton gold cut-off grade. The results of the 1998 estimation are summarized in Table 6.4.

It should be noted that the 1998 mineral resource estimate is also a historical, pre-NI 43-101 mineral resource estimate that uses pre-CIM Standards and definitions for classification which do not follow the accepted terminology that is currently ascribed to indicated and inferred mineral resources.

None of Integra, Micon nor the QPs is treating the 1993 and 1998 historical estimates as current mineral resources and they are not being relied upon. All of the historical resource estimates noted in this section have been superseded by the estimates contained in Section 14.0 of this Technical Report.

6.1.3.2 2006 Historical Mineral Resource Estimate

The 2006 Vista Technical Report noted that: "Mineral resource estimation reported for the Wildcat property follows the guidelines of Canadian National Instrument 43-101. The resource estimate was completed in 1998 by MDA for another client. Vista Gold obtained a release for this information and no additional drilling has been completed on the Project since the resource was estimated".

The historical resources stated in the 2006 Technical Report for the Wildcat Project were stated as conforming to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) as of August 20, 2000. However, these definitions have changed and no longer conform to the 2014 CIM definitions.

2006 Methodology

MDA created a model for estimating the gold resource for the Wildcat Project from data provided to it by a number of clients. The drill hole data were checked prior to loading the data into a database; a few minor errors were discovered and corrected prior to importing the data into a Medsystem mining software database. Analytical results that were less than the detection limit were set to zero. All subsequent modelling of the Wildcat resource was performed using Medsystem.

A total of 20 density tests were completed during 2003 by Kappes, Cassiday and Associates from samples supplied by Vista.

The geologic model was based upon the geologic interpretations performed by LAC Minerals and the statistical data. The model was prepared jointly by MDA and LAC Minerals. At Hero/Tag, the Cenozoic volcanic package overlies the Cretaceous granodiorite. The contact is considered structural, though this is not yet definitive. This contact, which is one of three major controls in the Hero/Tag area, strikes northeast and dips gently to the southeast. Subparallel and generally underneath this contact are postulated low-angle faults which control some of the mineralization. A second control on the mineralization is steeply dipping, northeast striking faults/fissures which control high-grade vein material. The principal host rocks are the overlying volcanics (Tv) and the granodiorite (Kg) and, although the style of mineralization is different in these two rock types, they were not segregated for the geologic model (i.e., Zones 2 and 6) as it was beyond the precision of the underlying data.

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Table 6.4
Summary of the Historical 1998 MDA Wildcat Resource Estimation

Zone	Description	Indicated Resources*					Inferred Resources*
		Tons (000's)	Grade (oz/t gold)	Ounces Gold	Grade (oz/t silver)	Ounces Silver	Tons (000's)	Grade (oz/t gold)	Ounces Gold	Grade (oz/t silver)	Ounces Silver
2	LG - Oxide	22,382.5	0.014	313.4	0.12	2,685.9	5,039.7	0.014	70.6	0.12	604.8
3	Granodiorite - Oxide	42.3	0.024	1.0	1.62	68.5	3.9	0.024	0.1	1.62	6.3
4	Contact - Oxide	2,254.3	0.037	83.4	0.20	450.9	804.3	0.037	29.8	0.20	160.9
5	HG Vein - Oxide	7.7	0.331	2.5	0.33	2.5	NA	0.331
6	LG Non - Oxide	17,311.5	0.015	259.7	0.16	2,769.8	22,502.4	0.015	337.5	0.16	3,600.4
7	Contact - Non-Oxide	1,169.2	0.031	36.2	0.20	233.8	746.2	0.031	23.1	0.20	149.2
8	HG Vein - Non-Oxide	3.5	0.025	0.1	0.12	0.4	NA	0.025
Total		43,171.0	0.016	696.3	0.14	6,211.9	29,096.5	0.016	461.1	0.16	4,521.6

Notes:

  The 1998 mineral resource estimate summarized in Table 6.4 is a historical pre-NI 43-101 mineral resource estimate and the classification definitions do not follow the accepted terminology that is currently ascribed to indicated and inferred mineral resources.
  Integra is not treating the 1998 historical estimate as a current mineral resource estimate and is not relying on it.
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The mineral zones used in the 2006 study are summarized below:

  Low-grade disseminated - oxide: Zone 2 - This mineralization is often spatially associated with silicification and probably represents a flooding style of mineralization in Tv and weak stockwork in Kg. Grade cut-offs used to help in defining this zone along with the geology were 0.009 to 0.025 oz Au/ton.

  Structurally-controlled, granodiorite-hosted - non-oxide: Zone 3 - This is a highly restricted mineralized area found in two holes just north of Main Hill. Grade cut-off used to help in defining this zone were 0.009 oz Au/ton.

  Contact mineralization - oxide: Zone 4 - This mineralization is higher-grade than the enclosing disseminated-style of mineralization. Within this unit are discontinuous higher-grade (+0.05 oz Au/ton) breccias that are difficult to project with any confidence. Grade cut-offs used to help in defining this zone along with the geology were 0.025 to 0.05 oz Au/ton.

  High-grade veins - oxide: Zone 5 - The veins are restricted to the granodiorite, strike northeasterly and dip moderately to steeply to the east. Grade cut-offs used to help in defining this zone along with the geology were 0.05 oz Au/ton.

  Low-grade disseminated - non-oxide: Zone 6 - This mineralization is often spatially associated with silicification and probably represents a flooding style of mineralization in Tv and weak stockwork in Kg. Grade cut-offs used to help in defining this zone along with the geology were 0.009 to 0.025 oz Au/ton.

  Contact mineralization - non-oxide: Zone 7 - This mineralization is higher-grade than the enclosing contact-style of mineralization. Within this unit are discontinuous higher-grade breccias that are difficult to project with any confidence. Grade cut-offs used to help in defining this zone along with the geology were 0.025 to 0.05 oz Au/ton.

  High-grade veins - non-oxide: Zone 8 - The veins are restricted to the granodiorite, strike northeasterly and dip moderately to steeply to the east. Grade cut-offs used to help in defining this zone along with the geology were 0.05 oz Au/ton.

  Unmineralized material or country rock - Zone 9 - Scattered, discontinuous and poorly understood mineralization exists in this unit and was modelled separately with a very restricted search range and weighting.

Mineral domains were restricted to the volcanic rocks (Tv) and granodiorite (Kg). The discontinuous scattered mineralization of Zone 9 was treated differently. First, there is some mineralization in the Cenozoic sediments, though it is quite clear that this could be merely incorporation of mineralized material in post-mineral sediments by sedimentary and/or tectonic processes. This is, therefore, considered to be highly localized and unpredictable at this point. There also are scattered areas of mineralization in the volcanic rocks and granodiorite. As these areas are distal to the contact and discontinuous, they were not incorporated in the mineral zones. However, as this does represent part of the in-situ resource, it was modelled unconstrained but with very restrictive ranges and ellipsoids. This latter material was not ever considered inferred because of the lack of geologic understanding.

The sample assay data, generally on five-foot intervals, were composited on twenty-foot benches and the cross sectionally-defined mineral zone definitions were assigned to these composites.

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The Wildcat resource was modelled in Medsystem. Block sizes are 50 ft by 50 ft horizontally and 20 ft vertically. The mineral zones were digitized from cross-sections and modelled into a three-dimensional (3D) volume. These volumes were sliced on 20 ft benches, compared with the composite assay and geology data of the corresponding benches and edited if needed.

Grade modelling was restricted by unit though disregarding the oxide-sulphide boundary. Two models were prepared: one for the Indicated mineralization and a second one for Inferred mineralization. Silver was not re-estimated in the 1998 model update, and is not expected to change much from the 1994 estimate of an average grade around 0.15 oz Ag/t.

Because there was little confidence in the continuity of the higher-grade material in each zone, the higher-grade samples in each zone were not projected as far. All the estimation was done using inverse distance weighting to the third power. Kriging was not performed as the variography was not extremely well defined. Though Zones 5 and 8 (high-grade veins) were modelled, their contribution to the total resource was very small as they were restricted by geologic contacts. These high-grade veins will not have the grade continuity of the lower grade disseminated and structurally controlled mineralization and one must segregate the two. There also exists isolated and discontinuous mineralization outside of the mineral zones that could not be correlated between sections (Zone 9). These were contained in both the granodiorite as well as the clay unit. Within the granodiorite, this mineralization could add to the resource though the mineralization in the clay may not be a real resource as it is apparently made up of clasts of mineralization within a post-mineralization unit. Given the available data, these resources could not be estimated with confidence, therefore a highly restricted search range of 50 ft by 50 ft by 20 ft and a horizontal ellipsoidal projection weighting of 5 (horizontal) to 1 (vertical) was used with the same high-grade and single composite restrictions.

The first model estimated only the Indicated resource, while the second model included Inferred material. The Inferred estimation projected grades further than in the Indicated resource model. It too honoured rock types with grade projections and had the same switches restricting high grade and single sample grade projections to two thirds the range. The inferred resources should be used only to aid in making a decision on furthering the exploration of the deposits. There is geologic confidence in the Inferred model resources, though the confidence in grade is not good because of insufficient sample data to define it.

The resource for the Wildcat deposit was originally estimated based on an assumed average tonnage factor of 13.0 ft3/t, however the testwork in 2006 indicated that the average tonnage factor is 13.37 ft3/t for the volcanic breccia and 12.2 ft3/t for the intrusive. Contact mineralization was assumed to have the tonnage factor of the average of the breccia and the intrusive (12.8 ft3/t).

Table 6.5 and Table 6.6 summarizes the 2006 historical Vista mineral resources for the Indicated and Inferred mineral resources, respectively. These were based on the historical 1998 MDA resource estimate but using updated tonnage factors and a gold cut-off grade of 0.01 oz/t.

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Table 6.5
Historical 2006 Wildcat Indicated Resource Estimate (0.010 oz/t gold cut-off)

Zone	Lithology	Tonnage Factor (ft3/t)	Indicated Resource*
			Tons (000's)	Grade (oz/t gold)	Gold Ounces (000's)
2	LG Diss-oxide	13.37	18,925.4	0.014	265.0
3	Granodiorite-oxide	12.20	NA	NA	NA
4	Contact MZN-oxide	12.80	2,498.1	0.039	97.4
5	HG Vein-oxide	13.37	40.3	0.253	10.2
6	LG Diss-non-oxide	13.37	14,273.7	0.014	199.8
7	Contact MZN-non-oxide	12.80	2,081.6	0.038	79.1
8	HG Vein-non-oxide	13.37	289.2	0.098	28.3
Totals			38,108.3	0.018	679.8

*Based on the 1998 MDA Estimate.

Table 6.6
Historical 2006 Wildcat Inferred Resource Estimate (0.010 oz/t gold cut-off)

Zone	Lithology	Tonnage Factor (ft3/t)	Inferred Resource*
			Tons (000's)	Grade (oz/t gold)	Gold Ounces (000's)
2	LG Diss-oxide	13.37	4,900.2	0.014	68.6
3	Granodiorite-oxide	12.20	NA	NA	NA
4	Contact MZN-oxide	12.80	816.9	0.039	31.9
5	HG Vein-oxide	13.37	NA	NA	NA
6	LG Diss-non-oxide	13.37	21,879.7	0.014	306.3
7	Contact MZN-non-oxide	12.80	757.9	0.038	28.8
8	HG Vein-non-oxide	13.37	NA	NA	NA
Totals:			28,354.6	0.015	435.6

*Based on the 1998 MDA Estimate.

Notes for Table 6.5 and Table 6.6:

  The 2006 mineral resource estimates in Table 6.5 and Table 6.6 are historical. The classification definitions do not follow the accepted 2014 CIM terminology that is currently ascribed to indicated and inferred mineral resources.
  The 2006 mineral resource estimates are historical and the QPs have not done sufficient work to classify the 2006 historical estimates as current mineral resources. The underlying working models, other than the description of the work, which were the basis for the 2006 resource estimates, are not available. Thus, it is impossible for the QPs to say what work would be needed to bring the historical work into a current mineral resource estimate. None of Integra, Micon nor the QPs is treating the 2006 historical estimates as current mineral resources and Integra is not relying on them. The historical 2006 mineral resource estimate for the Wildcat Project has been superseded by the current mineral resource estimate found in Section 14 of this Technical Report.

6.1.4 Differences in Historical Versus Current Resource Classification Definitions

6.1.4.1 Historical Pre - JORC or CIM Definitions

In the period before the current standardization of mineral resource and reserve classification definitions a number of classification definitions could be applied to the mineral resources or reserves. These generally depended upon the professionals training and experience, as well the particular glossary or dictionary being used, for example:

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1. A Glossary of the Mining and Mineral Industry by Albert H. Fay (Fay's Glossary) first published in 1918 and reprinted in 1947 was for the longest time the standard authoritative reference work for technical and specialized terms related to mining and mineral industries. This Glossary defined the terms:

  Prospective Ore: "Ore that cannot be included as proved or probable, nor definitely known or stated in terms of tonnage. See Possible ore, also Ore expectant. (H.C. Hover, p.19)."

  Possible Ore: "Ore which may exist below the lowest workings, or beyond the range of actual vision. (Min. and Met. Soc. Of Am. Bull.64, p. 262)."

  Probable Ore: Any blocked ore not certain to be "in sight" and all ore that is exposed for sampling, but of which the limits and continuity have not been proved by blocking. Also, it includes any undiscovered ore of which there is a strong probability of existence. Ore that is exposed on either two or three sides. Whether two or three sides be taken as the basis will depend on the character of the deposit. (Min. and Met. Soc. Of Am. Bull.64, pp. 258 and 262).

  Positive Ore: "Ore exposed on four sides in blocks of a size variously prescribed. See Ore developed also Proved ore (H.C. Hoover, p. 17). Ore which is exposed and properly sampled on four sides, in blocks of reasonable size, having in view the nature of the deposit as regards uniformity of value per ton and of the third dimension, or thickness. (Min. and Met. Soc. Of Am. Bull.64, p. 262)."

  Proved Ore: "Ore where there is practically no risk of failure of continuity (H.C. Hoover, p. 19). See also Positive ore."

  Ore developed: Ore exposed on four sides in blocks variously prescribed. See Positive ore, also Proved ore. (H.C. Hoover, p. 17).

  Ore developing: Ore exposed on two sides. See Probable ore. (H.C. Hoover, p. 17).

  Ore expectant: The whole or any part of the ore below the lowest level or beyond the range of vision. See Possible ore, also Prospective ore (H.C. Hoover p. 17).

A number of other more archaic terms were also defined in the glossary such as "Ore-in-sight" which will not be described further here.

2. A Dictionary of Mining, Mineral and Related Terms by Paul W. Thrush and the Staff of the Bureau of Mines was first published in 1968. This dictionary started out as an update to Fay's Glossary but the development of new mining and related technologies, as well as the expansion of the mineral industry, resulted in an updated and more comprehensive work of mining terminology. The dictionary defined the terms and, in some cases, where they were derived from as follows:

  Inferred Ore: "a. Ore for which quantitative estimates are largely based on broad knowledge of the geological character of the deposit and for which there are few, if any, samples of measurements. The estimates are based on an assumed continuity or repetition for which there is geologic evidence; this evidence may include comparison with deposits of similar type. Bodies that are completely concealed may be included if there is specific geologic evidence of their presence. Estimates of inferred ore should include a statement of the special limits within which the inferred ore may lie. (Forrester, P.553). b. Used essentially in the same sense as possible ore and extension ore (A.G.I.)"
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  Indicated Ore: "Ore for which tonnage and grade are computed partly from specific measurements, samples, or production data and partly from projection for a reasonable distance on geological evidence. The sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the ore completely or to establish its grade throughout (Forrester, p.553)"

  Measured Ore: "Ore for which tonnage is computed from dimensions revealed in outcrops, trenches, workings and drill holes and for which the grade is computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are so closely spaced and the geologic character is so well defined that the size, shape and mineral content are well established. The computed tonnage and grade are judged to be accurate within limits which are stated, and no such limit is judged to differ from the computed tonnage or grade by more than 20 percent. (Forrester, pp. 552-553)"

  Possible Ore: "a. A class of ore whose existence is a reasonable possibility, as based primarily upon the strength and continuity of geologic-mineralogic relationships and upon the extent of ore bodies already developed, and a measure of whose continuity is therefore available as a criterion of what may be expected as mining excavations progress into further reaches. Because of the comparative absence of mine workings which would reveal assay values, possible ore cannot be assigned a grade with any practicable certainty, nor can the quantity be expressed as a definite absolute amount. Also called extension ore. (Forrester, p. 554). Called future ore by some engineers. b. Ore exposed on only one side, its other dimensions being a matter of reasonable projection. Some engineers use an arbitrary extension of 50 to 100 feet. Others assume extension for half the exposed dimension. (McKinstry, p. 470). c. Ore which may exist below the lowest workings, or beyond the range of actual vision. (Fay)"

  Probable Ore: "a. A class of ore whose occurrence is to all essential purposes reasonably assured but not absolutely certain. A definite grade can be assigned to the tons thus classified, but mining excavations have not progressed to the stage where probable tons are available to current mining, although the tonnage could become ready for withdrawal in a relatively short time. The grade assigned to many probable ore blocks may be the grade determined for continuous developed blocks. Some probable ore thus distinguished may be the essential counterpart of some measured ore as classified under the governmental plan. (Forrester, p. 554). b. Ore partly exposed by development, sampling, driving or drilling, but not fully blocked out (that is, exposed in panels). Usually, such ore ranks as probable when exposed and sampled on two or three sides. (Pryor, 3)."

  Proved Ore: "Ore where there is practically no risk of failure of continuity. See also positive pre. (Fay)."

  Developed Ore: "Ore is so completely exposed that its yield with respect to tonnage and tenor is essentially certain and which, in addition, is available to immediate withdrawal by the mining method being employed. (Forrester, p. 553)"

  Probable Reserves: "Areas of coal or mineral lying beyond the developed reserves but still close enough to be considered proved within ordinary probability. Where the acreage of probable reserves is known from maps and surveys….."

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  Proved Reserves: "Ore Deposit which has been reliably established as to its volume, tonnage and quality by approved sampling, valuing and testing methods supervised by a suitably qualified person. The proved reserve is the over-ridingly important asset of the mine, and by its nature is a wasting one from the start of exploitation save insofar as it is increased by further development. (Pryor, 3). See also developed reserves. (Nelson)."

  Developed Reserves: "a. The tonnage of ore which has been developed, sampled and blocked out, or exposed on at least three sides. In coal mining, the tonnage of coal known to exist by development headings. Also called assured mineral (Nelson). b. Mineral reserves proved by underground penetration. (Truscott, p. 177)."

3. Glossary of Geology edited by Robert L. Bates and Julia A Jackson (Third Edition, 1987) defined the following terms:

  Inferred Ore: "Ore for which there are quantitative estimates of tonnage and grade made only in a general way, based on geologic relationships and on past mining experience, rather than on specific sampling."

  Indicated Ore: "Ore for which there are quantitative estimates of tonnage and grade, made partly from inference and partly from specific sampling. Cf: inferred ore; possible ore; potential ore. Syn: probable ore."

  Probable Ore; a. A syn. Of Indicated ore. b. A mineral deposit adjacent to developed ore but not yet proven by development. Cf: extension ore.

  Proved Ore: "Proved reserves"

  Hypothetical Resources: Undiscovered mineral resources that we may still reasonably expect to find in known mining districts (Brobst & Pratt, 1973, p. 4). Cf: identified resources; speculative resources.

  Speculative Resources: Undiscovered mineral resources that may occur either in known types of deposit in a favourable geologic setting where no discoveries had yet been made, or in as-yet-unknown types of deposit that remain to be recognized (Brobst & Pratt, 1973, p. 2). Cf: hypothetical resources; identified resources.

  Identified Resources: "Specific bodies of mineral bearing rock whose existence and location are known (Brobst & Pratt, 1973, p. 3). They may or may not be evaluated as to extent and grade. Identified resources include reserves and identified subeconomic resources. Cf: hypothetical resources; speculative resources."

  Identified subeconomic resources: "Mineral resources that are not reserves, but that may become reserves as a result of changes in economic or legal conditions (Brobst & Pratt, 1974, p. 2). Syn: conditional resources. See also: identified resources."

  Proved reserves: "Reserves of metallic and nonmetallic minerals, and of oil and gas, for which reliable quantity and quality estimates have been made. Cf: developed reserves; positive ore. Syn. Proved ore.

From the from the three volumes noted above that prior to the implementation of standard resource and reserve classifications as defined by JORC and CIM, among others, there was a wide variety of terms to classify resource and reserve estimations. The various historical nomenclatures have been rendered obsolete now that the Resource and Reserve definitions have been largely standardized across several jurisdictions worldwide.

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6.1.4.2 Differences in the Historical 2000, 2005 and 2010 CIM Resource Definitions Versus Current 2014 CIM Resource Definitions

Differences 2000 to 2005 CIM Definition Standards

On August 20, 2000, the CIM Council approved the CIM Standards on "Mineral Resources and Reserves - Definitions and Guidelines". The CIM Definition Standards established definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. The Mineral Resource and Mineral Reserve definitions were incorporated, by reference, in NI 43-101, which became effective February 1, 2001.

Subsequent to the publishing of the 2000 CIM Definition Standards, various CIM committees compiled and published more extensive documentation on mining industry standard practices for estimating mineral resources and mineral reserves. These standard practices provided more detailed guidance than that contained in the 2000 CIM Definition Standards. In November, 2004 the CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and to effect certain editorial changes required to maintain consistency with the regulations at the time. The new version of the CIM Definition Standards (adopted formally in December, 2005) also included further editorial changes required to maintain compatibility with the new version of NI 43-101 which became effective at the end of 2005. NI 43-101 was subsequently updated as of June 24, 2011.

Differences in Historical 2005 and 2010 CIM Resource Definitions Versus Current 2014 CIM Resource Definitions

The CIM Definition Standards for Mineral Resource and Reserve Estimates were updated in 2014 to harmonize Canadian definitions with other members of the Committee for Mineral Reserve International Reporting Standards (CRIRSCO). The revised Canadian standard also incorporates industry, Canadian Securities Administrators (CSA) and international requests for clarification and guidance.

The previous 2005 and 2010 Canadian definitions of a mineral resource differed from the definitions of other CRIRSCO members in two key aspects: the inclusion of "solid material" and the exclusion of the word "eventual" from the phrase "reasonable prospects for eventual economic extraction".

The Canadian definition always included the word "solid" but, until 2011, other CRIRSCO members omitted it. In 2011, it was adopted by the other CRIRSCO members to address the reporting of lithium brines as mineral resources. In a similar fashion, the CIM definitions historically excluded the word "eventual" from the phrase "reasonable prospects for eventual economic extraction" which the other members of CRIRSCO had adopted. The CIM committee added the word "eventual" to the 2014 Standards with guidance regarding its interpretation.

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6.2 Mountain View Project

6.2.1 Historical Exploration and Mining

The Mountain View Project is located in the Deephole mining district and includes the old Mountain View mine, located approximately 8,000 ft north of the Severance deposit. The Mountain View vein zone averaged about 15 ft in width and cut PermoTriassic metasediments near the contact with the Granite Range batholith. The mine was originally explored from underground by the Anaconda Company in 1938, under option from the original claimants. However, no commercial mineralization was defined.

From 1939 to 1941, the Burm-Ball Co. optioned the property and produced some gold ore from a winze sunk from the main (lower) adit level. Production was said to be 1,480 oz of gold, 6,668 oz of silver, 11,000 pounds (lbs) of copper and 6,400 lbs of lead, mostly prior to 1940 (WGM, 1997). This production was followed by intermittent unsuccessful attempts to rework the mine, most recently in 1961 and 1962.

There was little exploration or mining activity from 1940 until 1984, when the Mountain View area became the focus of a significant exploration effort. The property was staked or re-staked in 1979 and there was visible activity at the time of a field examination in 1984 by Nevada Bureau of Mines and Geology (NBMG) staff geologists.

Rejuvenated exploration in the vicinity of the Mountain View mine began with St. Joe in 1984 and was followed by programs from US Borax in 1986, N.A. Degerstrom Inc. (Degerstrom) from 1988 to 1990, Westgold in 1989, Canyon Resources Corp. (Canyon) from 1992 to 1994, Homestake Mining Co. (Homestake) from 1995 to 1996 and, finally, Franco-Nevada Mining Corp. (Franco-Nevada) in 2000 and 2001.

In 1992, the Severance deposit was discovered by Canyon in drill hole MV92-6, which intersected 400 ft of 0.017 oz/t gold. Canyon was in a joint venture with Independence Mining at that time and went on to acquire 100% ownership in 1995. Subsequently, Homestake entered into a joint venture agreement with Canyon, with Homestake as operator.

Newmont acquired the property during the takeover of Franco-Nevada in February, 2002, and then sold the property to Vista Gold Corp. (Vista) in October, 2002.

As noted previously, on July 10, 2006, Vista announced a spin-off of its existing Nevada properties into a new publicly listed company (newco) that, concurrently with the spin-off, would acquire the Nevada mining properties of the Pescio Group. The transaction was completed by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon).

Also as noted previously, on June 15, 2015, Allied Nevada announced that the United States Bankruptcy Court for the District of Delaware had approved the sale of Allied Nevada's exploration properties and related assets (excluding the Hycroft operation) to Clover Nevada, a wholly owned subsidiary of Waterton.

The detailed exploration and drilling history for the Mountain View Project are discussed in Sections 9.0 and 10.0, respectively.

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Exploration disturbances observed during the 2020 site visit are limited to scarce access roads, partially reclaimed and some drill site footprints from the old drill campaigns. No evidence of recent activity was observed at the area visited.

6.2.2 Historical Mineral Resource Estimates

6.2.2.1 2002 Historical Snowden Mineral Resource Estimate

In 2002, Snowden conducted what is thought to be the initial mineral resource estimate on the Severance deposit at the Mountain View Project for Vista. The estimate involved statistical and geostatistical analyses of the data, 3D solids modelling of mineralization and a geostatistical interpolation of composites into 3D grade block models.

The 2002 mineral resource estimate for the Severance deposit is summarized in Table 6.7, although the economic assumptions used to define the economic parameters for the mineral resource were not specifically stated in the Snowden Technical Report.

Table 6.7
Historical 2002 Snowden Mineral Resource Estimate, Severance Deposit, Mountain View Project

Domain	Indicated		Inferred
	Tonnage (tons*1,000)	Gold Grade (oz/ton)	Tonnage (tons*1,000)	Gold Grade (oz/ton)
Total	12,859	0.017	3,238	0.051

* Above a cut-off grade of 0.010 oz/ton Au.

Table derived from 2002 Snowden Technical Report.

The 2002 Snowden mineral resource estimates are historical, and the QPs have not done sufficient work to classify the estimates as current mineral resources. None of Integra, Micon or the QPs of this report is treating the historical estimates as current mineral resources and is not relying on them. Furthermore, the 2002 Snowden estimates have been superseded by the estimate contained in Section 14.0 of this Technical Report.

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7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Great Basin Geology

The Wildcat and Mountain View Projects both lie within the Great Basin, a region and geologic province within the North American Cordillera. The Great Basin is bounded by the Colorado Plateau on the east, the Sierra Nevada on the west, the Snake River Plain on the north, the Garlock fault and Mojave block on the south, and is approximately 600 km by 600 km. The majority of the Great Basin is occupied by the state of Nevada (Dickinson, 2006). The evolution of geology in the Great Basin spans from the Archean to present and is detailed by Dickinson (2006).

In the Precambrian to early Paleozoic, after the rifting of Rodinia, a miogeocline formed along the western edge of the Cordillera. This event marked the beginning of deposition of a westward thickening sedimentary package that is observed across the Great Basin today. Between the Devonian and Cretaceous time, three major orogenic events, the Antler, Sonoma and Sevier Orogenies, thrust deep-water siliciclastic rocks eastward, typically on top of shallower carbonate shelf rocks. In the Paleocene, Eocene and early-Oligocene, magmatism and volcanism, likely related to intracontinental extension, began in present-day Idaho and swept southwest across the Great Basin. This event formed numerous volcanic and intrusive units and likely had a major metallogenic influence on the Great Basin. In middle Oligocene time, an ignimbrite flare up deposited additional extrusive rocks across the Great Basin. Starting at 17 Ma, crustal extension in the Great Basin formed the Northern Nevada Rift, deposited basaltic rocks, led to the formation of numerous normal faults and formed epithermal gold deposits across the region. Present day topography reflects this most recent extensional event with young basaltic rocks atop older magmatic sedimentary rocks and countless mountain ranges separated by wide basins that are bounded by range-front normal faults.

The present-day surface geology of northwest Nevada, where both the Wildcat and Mountain View Projects are located, is at the intersection of two geologic domains, defined by John (2001) as, 1) the Western andesite assemblage, commonly referred to as the Walker Lane, and 2) the Bimodal basalt-rhyolite assemblage (Figure 7.1). Underlying the Western andesite assemblage and Bimodal basalt-rhyolite assemblage are Cretaceous granodiorites, Triassic sedimentary rocks, and Paleozoic metavolcanic rocks. Figure 7.2 is a generalized geology map of the western North American Cordillera.

Rocks within the Western andesite assemblage are interpreted to have a tectonic setting related to subduction along the continental margin arc, have a high magmatic oxidation state, and are typified by andesite-dacite, minor rhyolite and rare basalt. Gold deposits found in the Western andesite assemblage include the Comstock Lode, Goldfield and Tonopah.

The Bimodal basalt-rhyolite assemblage, the host assemblage of the Wildcat and Mountain View deposits, differs from the Western andesite assemblage in that these rocks are tectonically related to continental rifting, have a low magmatic oxidation state, and the most common rock types are basalt-mafic andesite and rhyolite, with minor trachydacite. Aside from Wildcat and Mountain View, other gold deposits found within the Bimodal basalt-rhyolite assemblage are Fire Creek, Sleeper, Midas, Florida Canyon, and Hog Ranch. Being in northwestern Nevada, where the Walker Lane (Western andesite assemblage) and Bimodal basalt-rhyolite assemblages intersect, the Project areas around Wildcat and Mountain View are clearly in a favourable geologic terrain for the formation of economic gold deposits.

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Figure 7.1
The Bimodal Basalt-Rhyolite Assemblage

Figure supplied by Integra, June, 2023, from John (2001) see inset caption for explanation.

Figure 7.3 is a regional geology map for northwest Nevada which covers the areas of the Wildcat and Mountain View Projects.

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Figure 7.2
Generalized Geology of the Western North American Cordillera

TTJ
130°W
120°W
110°W
Fraser River-Straight Creek fault
Alberta-Montana thrust front
Juan de Fuca Ridge
Juan de Fuca Plate
Vancouver Island
50°N
CANADA
USA
LCZ
KFMS
Laramide Rocky Mountains
GFZ
Gorda Ridge
CRP
Idaho-Montana Segment
Oregon Plateau Segment
Yellowstone hotspot track (SRP)
40°N
Gorda Plate
MTJ
KM
SN
Great Basin Segment
foot of continental slope
40°N
COLORADO
PLATEAU
Rio Grande Rift
LEGEND
subduction zone
volcanic arc stratocones
triple plate junctions
30°N
core complexes
active ridge crest
oceanic crust <5 Ma
boundary of Basin & Range Province
PACIFIC OCEAN
BAJA CALIFORNIA
30°N
Sierra Madre Occidental
Mexican Central Province
Sierra Madre Oriental
Numic subtaphrogen
intrataphrogen sill
Pimian subtaphrogen
Basin and Range taphrogen
N
East Pacific Rise
Rivera Plate
RFZ
RTJ
Trans-Mexico volcanic belt
20°N
0
500
scale in km
120°W
110°W

Overview Geologic Domains of the western North American Cordillera

INTEGRA RESOURCES

Coordinate System:

DATE: 3/17/2023

N

Figure supplied by Integra, June, 2023, from Dickinson (2006).

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Figure 7.3
Regional Geology Map for Northwest Nevada

200000
250000
300000
350000
400000
450000
500000
550000
4650000
4600000
4550000
4500000
4450000
4400000
4350000
4300000
4250000
140
395
Fort McDermitt Indian
XL Ranch Rancheria
Susanville
Pyramid Paiute Reservation
Plumas National Forest
National Forest
Eldorado National Forest
National

Regional NW Nevada Geology

INTEGRA RESOURCES

N

0 15 30 Mi

0 30 60 Km

Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984

DATE: 3/15/2023

Figure supplied by Integra June, 2023, from USGS, Nevada geological Map data, Sta series: 249, USGS Open-File Report 2005-1305, https://mrdata.usgs.gov/geology/state/state.php?state=NV.

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7.2 Wildcat Project Geology

The Wildcat Project lies in the Seven Troughs Range which is underlain by Triassic and Jurassic sedimentary rocks and has been intruded by Cretaceous granodiorite. Cenozoic igneous activity emplaced andesite, diorite, trachyte, trachyandesite, rhyolite and basalt domes and plugs. Cenozoic flows, pyroclastic debris, and vitrophyres of rhyolitic, trachytic and andesitic composition blanket much of the area, and these are broadly related to at least four intrusive events that are mappable on the surface at the Wildcat Project. Post-mineral and Late Cenozoic conglomerates, basalt plugs and flows, tuffs and Quaternary alluvium mask much of the area.

Deformation in the Project area is varied and locally intense. Previous workers interpreted the presence of low-angle normal faults. High-angle normal faults at the deposit and along the range front are interpreted to be related to Basin and Range faulting and regional extension. The relationship between these is uncertain, though the low angle faults have both controlled mineralization and post-dated mineralization. Figure 7.4 illustrates the property geology of the Wildcat Project.

Cataclastic deformation has been described in the granodiorite and probably played a role in controlling the mineralization.

A summary of the rock units in the Wildcat Project area is as follows:

  Quaternary alluvium (Qal): localized occurrences of alluvium containing clasts of nearly all lithologies. Restricted to drainages, washes and alluvial fans in topographic low areas across the Project area.

  Quaternary cover (basalt) (Qc(b)): widespread occurrences of alluvium composed almost entirely of clasts of Cenozoic basalt (Tb).

  Quaternary cover (vitrophyre) (Qc(Tvit)): widespread occurrences of alluvial cover dominantly composed of Cenozoic rhyolite vitorphyre clasts (Trvit) and/or trachyandesite (Tta).

  Quaternary cover (trachyandesite) (Qc(Tta)): widespread occurrences of alluvium composed of clasts of Tta and Tvit, dominantly composed of clasts of Cenozoic trachyandesite/andesite and vitrophyre.

  Quarternary cover (rhyolite) (Qc(Tr)): widespread occurrences of alluvium/cover composed of Tr1 (biotite-hornblende, flow-banded rhyolite).

  Quaternary cover (rhyolite-lithic lapilli tuff) (Qc(Trlt)): widespread occurrences of Quaternary cover/alluvium composed exclusively of clasts of Cenozoic rhyolite lapilli tuff material, blanketing areas adjacent to silicified lapilli tuff vents, some distal occurrences common.

  Basalt (Tb): pyroxene, olivine and plagioclase. Euhedral pyroxene constitutes nearly 100% of the matrix. Typically comprising topographic high areas north and northwest of the Main Hill, locally vesicular and commonly columnar. Basalt flows and domes(?). The basalt is black, locally vesicular, post-mineralization and up to 100 ft thick in the Wildcat area.

  Basaltic lithic tuff (Tblt): locally restricted occurrences of lapilli tuff composed dominantly of clasts of basalt in a scoria matrix. Described as conglomerate by Tullar and Stoeberl (1993), displays graded crossbedding in places.

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Figure 7.4
Property Geology Map for the Wildcat Project

Legend
Property Boundary
Lith_Name
Quaternary Alluvium
Post-mineral Tertiary Basaltic rocks
Tertiary Lapilli Tuff
Tertiary Rhyolitic Rocks
Basement Rocks
Juniper
Canyon
Creek
KBSK Mountain
Shingle Spring
Canyon
Farrell
Burnt
Canyon
Seven
Wildcat Project Geology
N
Mi
Km
INTEGRA RESOURCES
DATE: 8/7/2023

Figure supplied by Integra July, 2023.

  Trachybasalt (Ttb): flows and flow dome complexes of mafic rocks with minor plagioclase.
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  Trachydacite (Ttdc): flow dome complexes of flow-banded hornblende-quartz-sanadine trachydacite.

  Quartz diorite (Tqd): mafic plugs and dikes with sparse plagioclase, fine- to medium-grained.

  Conglomerate (Tcr): described as conglomerate by Tullar and Stoeberl (1993), likely rhyolite-clast (lapilli) ash fall tuff.

  Opaline beds (Top): massive beds of opaline and jasper up to one metre thick in places. Found on the eastern flanks of KSBK mountain in Egbert Basin.

  Rhyolite vitrophyre (Trvit): glassy, flow-banded, pale brown to purple in colour, lithophysae common.

  Basaltic vitrophyre (Tbvt): grey black in colour, flow-banded, typically contains black obsidian (Apache tears), exact timing uncertain.

  Vitrophyre lithic lapilli tuff (Tvlt): isolated outcrops of lapilli tuff composed dominantly of clasts of overlying vitrophyre, typically rhyolitic in composition.

  Lithic lapilli tuff, undifferentiated (Tllt): dominantly clay-altered clasts of rhyolite or other silicic material.

  Trachyandesite (Tta): vertically foliated intrusions and flows of mafic (dark purple to grey) hornblende-plagioclase trachyandesite/andesite.

  Trachyandesite vitrophyre (Ttav): vitrophere in trachyandesite mafic rocks.

  Rhyodacite (Trd): domes and plugs of felsic composition displaying moderate quartz phenocrysts, plagioclase, and weak flow banding in places.

  Rhyolite 1 (Tr1): banded rhyolite flows and domes. Porphyritic rhyolite flows and domes prominently displaying flow-banding and foliation. fine-grained, quartz-feldspar in composition. Composition: subhedral quartz approximately 1-2 mm (approximately 30%), potassium feldspar <1 mm (approximately 40%) and plagioclase up to 1 mm (30%).

  Rhyolite dikes (Tr2): hornblende-biotite rhyolite dikes similar in composition to rhyolite domes. Manifest in places across the district 1 m to 3 m wide. Composition: approximately 40% subhedral quartz <0.1 mm in size, plagioclase <0.1 mm (40%), and orthoclase up to 0.25 mm (15%). Acicular, euhedral hornblende <0.5 mm and fresh, euhedral biotite up to 0.5 mm are sparsely distributed and comprise approximately 5% of the rock.

  Rhyolite 3 (Tr3): foliated, flow-banded rhyolite with euhedral biotite and hornblende. Similar to Tr1, but grey in colour, restricted to isolated outcrops in alluvium east of the main Project area.

  Rhyolite-lapilli tuff vent (Tltv): silicified lapilli tuff with clasts of banded rhyolite, JTr, rarely Kgd, and porphyritic rhyolite. Strongly silicified, brecciated, typically containing moderate to abundant oxidized sulphides. Silica caps typically overlie argillic/clay-altered lapilli tuff. Frequently mineralized. Interpreted to be the same age as the Trlt (see below lithology), but just in vent form, not a widespread tuff layer.

  Rhyolite-lapilli tuff (Trlt): silicified lapilli tuff containing clasts of banded and porphyritic rhyolite, JTr, and locally Kgd. Oxidized sulphides common adjacent to vents, covers the Main Hill and areas northwest towards Cow Creek. UPb in zircon age = 14.8 Ma. Main mineral-hosting lithology at Wildcat.

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  Andesite dikes (Ta): porphyritic, medium-grained with euhedral hornblende up to 2 mm comprising about 10%, biotite 1-2 mm in size up to 10%, and plagioclase phenocrysts up to 2 mm in size comprising about 25% of the rock, quartz <1 mm in size and matrix of very fine-grained plagioclase and biotite comprise 55% of the rock.

  Andesite 2 (Ta2): fine- to coarse-grained porphyritic stocks, plugs, and dikes of intermediate composition containing hornblende and biotite 'clots' altered to chlorite with plagioclase laths up to 3 mm in size. Everywhere altered, chill margins present as fine-grained facies and are mapped as dacite. Locally hosts weak gold mineralization.

  Dacite (Tda): fine-grained, buff tan, porphyritic dikes and small-volume plugs containing hornblende, biotite, and plagioclase. This unit is likely the fine-grained margins of Ta2. Locally hosts weak gold mineralization.

  Granodiorite (altered) (Kgda): generally, clay altered with moderate to abundant oxidized sulphides and accompanying quartz-sulphide veins up to several centimetres in width. Alteration intensifies with proximity to lapilli tuff blanket.

  Granodiorite (Kgd): biotite-granodiorite = approximately 20% mafics, including anhedral to subhedral hornblende 1-5 mm in length (approximately 50%) and euhedral to subhedral biotite 1-2 mm in length (approximately 50%). The remainder of the rock is composed of euhedral to subhedral plagioclase and potassium feldspar (approximately 1.4 mm long), and anhedral quartz (approximately 1 mm to 4 mm long). Rare outcrops of biotite-quartz pegmatite occur in places. UPb in zircon age = 102.2 Ma. Locally hosts mineralization on Main Hill.

  Metasedimentary rocks of the Auld Lang Syne Group (JTr): thinly bedded sandstone and shale deposited in a shallow marine environment as described by Burke and Silberling, 1973. Locally steeply dipping.

7.3 Wildcat Project Mineralization

Precious metal mineralization at Wildcat occurs with low-temperature silica, chalcedony and pyrite and can be best-described as epithermal precious metal mineralization. The entire known deposit has a footprint approximately 1,500 m long, 1,500 m wide and 150 m deep with some areas containing significantly higher Au mineralization than others. Principal controls on the mineralization are lithologic, high-angle faults, and the contact between the granodiorite and lapilli tuff breccia.

Precious metal mineralization is identified in two lithologies at Wildcat, the granodiorite and lapilli tuff breccia. Mineralization in the granodiorite is typically limited to discontinuous quartz veins that strike north-northeast, dip steeply (70° to 80°), display localized and intense acid-bleaching (kaolinization) in the adjacent host rock, and appear to occupy a set of faults shown to predate the bulk of magmatic-hydrothermal activity in the district. Typically, these veins range in thickness from 10 cm to 2.5 m.

The aforementioned veins are most-commonly observed at the southern part of the Project, near the historical patented "Big Hero Claim" and have been dubbed "Big Hero-type (BHT)" veins.

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Alteration associated with the BHT veins and Cenozoic events is abundant on the south- and west-facing slopes of the Project; the northern reaches of the Project are covered by Cenozoic volcanic rocks. Broad zones (up to 50 vertical metres in places) of acid alteration (clay (kaolinite), jarosite, goethite, and hematite) are present in the granodiorite below the contact with the overlying rhyolite/lapilli blanket.

The prominent ridge east of Big Hero ridge hosts several historic prospects located on BHT veins. Where larger BHT veins are present, zones of acid alteration in the granodiorite up to two metres wide are common. One road cut on the southwest slopes of the Main Hill in the granodiorite, referred to as "Road Cut 65" by previous property owner Allied Nevada Gold, produced gold values as high as 3.4 g/t.

Abundant cm-scale (and smaller) veins, mineralization, and alteration across this zone are proposed to be the product of circulating fluids, driven by Cenozoic magmatism and hypabyssal rhyolite intrusions and associated feeder zones at Wildcat. Grus is common in this zone as well, driven by chemical weathering of granodiorite due to alteration from the mineralizing fluids associated with feeder zones at depth.

While the granodiorite does host mineralization at the Wildcat Project, the majority of the potentially economic gold mineralization is hosted in Cenozoic rocks, specifically the 14.8 Ma lapilli tuff breccia lithology. Mineralization largely occurs in rocks that post-date or are contemporaneous with the northeast-striking fault set and associated with the emplacement of rhyolite domes, outflows, eruptive material (lapilli) and hydrothermal breccia zones at the surface and shallow depths (<500 m and approximately 275 °C).

Gold (±Ag) mineralization is relatively continuous within Cenozoic rocks, is present at the surface and is found in fine-grained, dark sulphide (reported as As-rimmed pyrite and electrum inclusions by Ford (1993)) and lesser amounts of free gold in breccia zones near the historical Wildcat Mine headframe (NBMG report: 1810-0002-85-3-272, pg. 41).

Observable Au-bearing sulphides in hand sample are common at silicified vents and breccia zones, though their abundance varies widely. The vents commonly host localized breccia, vein, and disseminated sulphide mineralization. Some of the vents may be marked on the surface by resistant, silicified rocks or buried by subtle depressions representing maars created at the time of eruption. Cleary (1994) and Ford (1993) provide thorough descriptions of mineralization in the rhyolite domes, breccias (vents), and veins at Wildcat. Ford (1993) reports grains of electrum common in sulphide mineralization in samples across the Project area.

Field mapping of the deposit shows that the main alteration types in mineralized-hosting Cenozoic rocks are silicification and clay alteration. One or both of these alteration styles are observed at nearly every outcrop mapped at the Wildcat deposit.

In the southern part of the Wildcat deposit, mineralization is spatially associated with the contact between the Cretaceous (102.2 Ma) granodiorite and the Cenozoic (14.8 Ma) lapilli tuff breccia. Numerous historical adits and shafts target this contact on the property. The principal low-grade zone that essentially encompasses all of the mineralization is tabular and dips gently to the southeast. The northwest and southern ends crop out, while the eastern end appears to weaken and die out or be cut off by post-mineral faulting.

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7.4 Mountain View Project Geology

The geology around the Mountain View Project consists of Miocene volcanic and volcaniclastic sedimentary rocks, greenschist facies, Jurassic rocks, and a large granodiorite (99.9 Ma) intrusion just to the east of the property.

Mapping shows that the western portion of the Project area consists of Quaternary alluvium and Miocene rocks, including mafic tuffs, rhyolite tuffs and flows, volcaniclastic sediments and basalts. At the range front, Miocene rocks are in the hanging wall of a structural contact with Cretaceous and Jurassic rocks. The normal range front fault on the western edge of the Granite range runs northwest-southeast, dips steeply southwest, and has geometry consistent with broader Basin and Range faulting in northwestern Nevada. Figure 7.5 illustrates the regional geology surrounding the Mountain View Project.

A summary of the major rock units at the Mountain View deposit is as follows:

  Late Holocene alluvial fan deposits (Q1a): sand and gravel in active or recently active alluvial fans.

  Latest Pleistocene to middle Holocene alluvial fan deposits (Q1b): sands and gravels that have been deposited since the last Lake Lahontan high stand (approximately 14 ka).

  Late Pleistocene alluvial fan deposits (Q2): sand and gravel deposits pre-Lake Lahontan high stand (approximately 14 ka).

  Middle Pleistocene (?) alluvial fan deposits Qo: alluvial material from the middle Pleistocene.

  Pleistocene-Pliocene grussy alluvial fan deposits (QTgs): sand and gravel.

  Basalt lavas (Tb): late to middle Miocene aphanitic vesicular olivine-bearing basalt flows.

  Tertiary Rhyolite (Tr): locally known as the Severance rhyolite, age dated to 15.4 Ma, hosts the majority of mineralization at Mountain View. Contains approximately 2-5% quartz, 3% feldspar phenocrysts in a >2 mm fine-grained groundmass (Strachan, 1987). Previous reports interpret this rhyolite as being of the same composition as the Cañon rhyolite, found west of the Severance deposit near Squaw reservoir. This report identified the Severance rhyolite and Cañon rhyolite as the same lithology.

  Tuffaceous sedimentary rock (Tts): Late to middle Miocene tuffaceous sedimentary rock. Includes interbedded tuffaceous siltstones, shales, volcaniclastic sandstone, tephras, and conglomerate. Can locally included granitic dominated sandstone and conglomerate.

  Cretaceous Granite (Kgd): Biotite-hornblende granodiorite, age dated at 99.9 Ma.

  Jurassic Metamorphic Rocks (Jmv): Greenschist facies plagioclase-hornblende metavolcanic rocks.

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Figure 7.5
Regional Geology Surrounding the Mountain View Project

Legend
Structures
Normal fault
Strike-slip
Fault Inferred
<all other values>
Geology
Q1a
Q1b
Q2
Qo
QTgs
Tb
Tts
Tr
Kgd
Jmv
<all other values>
285000
286000
287000
288000
289000
290000
291000
4529000
4528000
4527000
4526000
4525000
4524000
4523000
4522000
6800 ft
7618 ft
Wagon Tire Mountain
Wagon Tire Pass
Jmv
Simplified Geology of the Mountain View Project
INTEGRA RESOURCES
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
DATE: 3/17/2023
N
0 0.28 0.55 Mi
0 0.5 1 Km

      Figure supplied by Integra, June, 2023, modified from Faulds, J.E., Ramelli, A.R., 2005.

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Since the late 1980s two mineralized zones, Severance and Buffalo Hills have been the target of exploration at the Mountain View Project. This report will focus on the Severance area, as that is where drilling during 2021 and 2022 was completed. Readers interested in the exploration of the Buffalo Hills zone should read previous 43-101 reports on the Mountain View Project, as the Buffalo Hills mineralized zone is not the subject of this Technical Report.

The Severance deposit is hosted in the Severance Rhyolite (15.4 Ma). The deposit is located in the hanging wall of the northwest-striking southwest-dipping range-bounding fault on the western side of the Granite range. Juxtaposed to the deposit, in the footwall side of this fault, is Cretaceous granodiorite. In only a couple of instances, the Severance rhyolite outcrops along the range front and drilling evidence suggests that it occupies an area approximately 3,200 ft long and 1,000 ft wide. Much of the Severance deposit is overlain by 500 ft to 700 ft of Quaternary alluvial cover.

A second body of rhyolite (Cañon Rhyolite) crops out near the Squaw Valley reservoir and is interpreted to extend to the northeast toward the Buffalo Hills zone, located approximately 5,000 ft to the west-northwest of Severance. The Cañon and Severance rhyolites are likely the same unit.

Structure on the property is dominated by northwest and northeast trending faults and fracture sets, though a number of north-south lineaments have been identified from aerial photographs. Major dip-slip offsets occur along the range-front fault system and these are, in turn, offset by the northeast trending structures. The latest movement on the range front fault system is interpreted to offset recent alluvium (Homestake, 1996).

7.5 Mountain View Project Mineralization

The mineralized zone at Mountain View has a roughly tabular shape striking towards the northwest and dipping steeply to the southwest. The mineralization occurs beneath unconsolidated alluvium, between approximately 400 and 1,000 ft below surface.

Two different styles of epithermal gold mineralization are recognized as occurring on the Project:

  Sheeted quartz veins within Permo-Triassic units at the old Mountain View mine.

  Multi-stage hydrothermal breccias and veins cutting Cenozoic rhyolites at the Severance deposit area.

Both styles of mineralization are interpreted to be the same age and are products of the same mineralizing event. Potassium-argon dating indicates that the age of mineralization is approximately 14 to 15 Ma.

Both types of mineralization are geochemically similar, with high arsenic, mercury and antimony levels, low base metal levels, and high silver to gold ratios of approximately 7:1. Petrographic and microprobe work by Homestake on high grade gold samples from the Severance deposit has identified abundant silver selenides and coarse grains of electrum.

The high-grade zones at the Severance zone occur along northwest and east-northeast trending structures.

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Low sulphidation epithermal mineralization at the Severance deposit has been interpreted as a somewhat planar zone of low to moderate grade gold mineralization hosted primarily by the Severance Rhyolite. The zone has a roughly tabular shape striking toward the northwest and dipping steeply toward the southwest, roughly parallel with the interpreted orientation of the range-front fault. The mineralization occurs beneath the unconsolidated alluvium at the top of bedrock. Several small high-grade zones are interpreted as strongly structurally controlled and are completely encompassed by lower grade mineralization. They are interpreted to have generally northwest trending and northeast trending cross-cutting orientations.

7.6 Micon QP Comments

Micon's QP has reviewed the geological information for both the Wildcat and Mountain View Projects through a review of the existing literature and previous Technical Reports for the Projects. In addition, the QP is familiar with the geological information, having previously co-authored the November, 2020 Technical Reports for both the Wildcat and Mountain View properties as well as observations made and discussions held during the August, 2022 site visit. Micon's QP believes that, given the geological nature of the Project, both expansion of the current mineralization, as well as the discovery of further secondary deposits on the mineral concessions which currently comprise the properties are highly possible. The QP recommends that Integra should continue to conduct further exploration programs that maximize coverage of the mineral concessions, in order to identify further exploration targets.

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8.0 DEPOSIT TYPES

8.1 Wildcat and Mountain View Projects

Epithermal metal deposits are found across the world, are important sources of gold and silver, and typically form at <1.5 km depth and <300°C. These deposits are frequently found where volcanic arcs converge with continental tectonic plates, intra-arc, back-arc, and post-collisional rift settings. Rocks that comprise epithermal Au-Ag deposits commonly are associated with calc-alkaline to alkaline magmatism (Simmons et al., 2005). Broadly, epithermal Au-Ag deposits have two subcategories: 1) high-sulphidation and 2) low-sulphidation.

The Wildcat and Mountain deposits are both low-sulphidation (quartz-calcite-adularia-illite) epithermal gold deposits within the Bimodal basalt-rhyolite assemblage in the northwestern Great Basin. As summarized in item 7.0, epithermal deposits are common economic precious metal producers across the Great Basin and include the Sleeper, Midas, Comstock, and Fire Creek deposits.

Low sulphidation deposits, also known as 'geothermal' epithermal systems do not require a direct magmatic input, rather a deep-seated magma likely drives the circulation of hydrothermal fluids.

In low sulphidation deposits precious metals are typically observed with quartz, chalcedony, and pyrite, which drilling shows is the case at both Wildcat and Mountain View. Figure 8.1 shows the classic low sulphidation epithermal model from Hedenquist et al. (2000). Based on the depth of current drilling, the Wildcat and Mountain View Projects are interpreted to sit in the 'permeable lithology' zone, as both deposits are characterized by disseminated ore, silicification, and clay alteration outboard of mineralization.

Future targeting and drilling are utilizing the model (Figure 8.1) to infer the presence of high-grade vein-hosted ore beneath the deposits.

Research shows structural controls are important to many low-sulphidation epithermal deposits. While drilling shows that Wildcat is predominantly lithologically controlled, Mountain View displays strong structural controls along the range-front fault. Drilling evidence from Mountain View suggests that hydrothermal fluids used the range-front fault as a pathway of ascent, upon boiling, due to lower temperatures and pressures at shallower depths, precious metals were deposited along range-front fault and in permeable lithologies outboard of this fault. Geological models show that Mountain View shares many similarities with the Sleeper deposit.

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Figure 8.1
Schematic Model of Mineral Zonation in Low-Sulphidation Epithermal Deposits.

Figure supplied by Integra, June, 2023 taken from Hedenquist et al., 2000.

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9.0 EXPLORATION

9.1 Wildcat Project Exploration Programs

9.1.1 Exploration Programs Pre-2021

After limited mining on high-grade veins on the property ceased in the 1940s, recent exploration started again in the 1980s. Early exploration was limited to surface mapping, sampling and core and reverse circulation drilling. Lac Minerals acquired the property in 1992 and completed the following exploration programs.

  Mapping: The entire claim block and some areas beyond the boundaries have been mapped for geology. The accessible underground workings have also been mapped, along with the trenches and the roads.

  Sampling: Over 1,500 rock chip samples from both surface and underground have been taken. Over 2,700 soil samples on a 250 ft by 100 ft grid have also been taken. Finally, a regional stream sediment sample program has been carried out in the northern half of the Seven Troughs Range.

  Geophysics: Ground magnetics, VLF, IP and resistivity surveys have been conducted from Cow Creek (northwest of the property) southeast to and below the Hero/Tag area. This included 50,800 ft of IP and resistivity surveys in 1993 by Quantec of Reno, Nevada in the Hero/Tag and Main Hill areas and 35,300 ft of IP and resistivity surveys in the Shingle Springs and Cow Creek areas in 1994 by Bar Geophysics of Denver, Colorado.

Based on coincident IP, resistivity and magnetic anomalies, the geophysics that there is continuity of mineralization and extensions beyond existing drilling. The geophysics may be recognizing the silicified host rock with disseminated pyrite.

9.1.2 Millennial Exploration Programs: Post-2021

During 2021 and 2022 field seasons, Millennial undertook a mapping and surface sampling program with the aim of identifying areas of interest for additional exploration drilling and to promote understanding the broader mineral potential of the Wildcat Project.

The Millennial surface mapping and rock chip sampling program covered the entire 17,612-acre land position, aside from areas with post-mineral rocks or cover, where material has been deposited or transported after mineralization. Over the course of the surface sampling exploration program, 871 surface rock chip samples were collected. In areas of particular interest, identified by analysis of historical work and Millennial field mapping, sample density is higher than in areas where rocks that typically do not host mineralization are located.

When collecting samples, Millennial attempted to take the highest-grade samples, in order to get a complete understanding of the potential for gold mineralization at depth. In addition to trying to collect high-grade samples, Millennial sampled each mapped lithology on the property, thus getting a comprehensive and representative understanding of which lithologies and areas have the best potential for economic gold mineralization.

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Accompanying the surface sampling program, a field mapping program of lithology, alteration, and structures was carried out by Millennial. Field mapping covered the entire Wildcat property, but particular attention was given to the main Wildcat deposit area. Mapping was done with coloured pencils and mylar and was later digitized. Structural data were collected using Brunton compasses.

Results of the mapping and exploration campaigns showed that there is good potential for additional mineralization outside of the area within the current mine design. Mapping and sampling indicate that, wherever the lapilli tuff breccia (Tltv) is located, there is likely to be gold greater than 0.25 ppm. Interpretations of mapping and sampling data north of the main Wildcat deposit, at the Cross-Roads area, show favourable potential for expanding the gold resource in this area. Moreover, sampling and mapping at the Snow Squall area, south of the main Wildcat deposit, revealed that the andesite (Ta2) can be a viable host for gold mineralization and follow up exploration is warranted at Snow Squall.

9.1.3 Integra Exploration Programs

Integra has not undertaken any exploration programs on the Wildcat Project, to date.

9.2 Mountain View Project Exploration Programs

9.2.1 Mountain View Project, Historical Exploration Programs

Before 1984, exploration at Mountain View was sporadic and concentrated around the old Mountain View mine in the late 1930s and early 1940s.

The main form of exploration since 1984 has been drilling conducted from surface.

The various exploration campaigns since the cessation of mining are summarized below.

In 1984, St. Joe undertook geophysics and seven RC drill holes in the vicinity of the Mountain View mine.

In 1986, US Borax found samples of mineralized rhyolite float in the Buffalo Hills area and drilled four short holes. Detailed documentation for this work is not available.

From 1988 to 1990, Degerstrom drilled 22 holes in the Buffalo Hills area, to follow up the discovery of high-grade float.

In 1989, Westgold consolidated ownership of the property. Mapping and sampling resulted in the discovery of mineralized float and a small outcrop of rhyolite near the Severance deposit discovery site. Westgold later merged with Independence Mining.

In the period from 1992 to 1994, Canyon formed a joint venture with Independence and carried out extensive exploration programs, including mapping, sampling, geophysical surveys and drilling. This work resulted in the discovery of the Severance deposit. Over the next two years, Canyon drilled 117 holes and acquired a 100% interest in the property.

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In 1995 and 1996, Homestake formed a joint venture (as operator) with Canyon and conducted mapping, geochemistry, geophysics and trenching, and drilled a total of 69 holes to test various targets, before dissolving the joint venture.

In 2000-2001, Franco-Nevada drilled 13 holes at the Severance deposit to test the mineralization at depth and along strike to the north and south.

Vista completed two programs of RC drilling in 2003 and 2004. Vista's contractors drilled ten RC holes totaling 8,400 ft to in-fill and test the margins of the Severance deposit. The drilling programs both took approximately one month to complete, using the contract drilling companies Layne-Christensen in 2003 and Lang Exploratory Drilling, a subsidiary of Boart-Longyear, in 2004. Geological, sampling and field activities were supervised by Doe & Associates, contracted to Vista.

No surface exploration has been conducted at Mountain View property recently.

9.3 Micon QP Comments

Micon's QP has reviewed the exploration work conducted to date on both the Wildcat and Mountain View Projects and believes that the results of that exploration warrant further work to define and expand upon the existing mineralized zones on the properties.

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10.0 DRILLING

10.1 Wildcat Project Drilling Programs

10.1.1 Wildcat Project Historical Drilling Programs

Table 10.1 summarizes the historical drilling programs conducted on the Wildcat property. The database contains 256 RC and core drill holes and one underground channel sample, totaling 95,466 ft. Seven drill holes are missing collar coordinate information.

Table 10.1
Summary of the Historical Wildcat Project Drilling Programs

Drill Hole Prefix	Company	Year	RC Holes	RC Footage	DD Holes	DD Footage	Total Drill Holes	Total Footage
SS	AMAX	1991	1	500			1	500
TW	Star Valley/Pactolus	1981	12	3,280			12	3,280
WC	Homestake (WC-1C, 2C and 3C)	1983, 1986			4	1,000	4	1,000
WC	Touchstone	1984	30	6,260			31	6,332
WK	Kemco	1987	35	6,150			35	6,150
WN	Sagebrush	1996-1997	29	17,085			29	17,085
WL	Lac	1992-1994	116	52,631			116	52,631
WH	Sagebrush	1996-1997	22	7,490	7	998	29	8,488
Totals			245	93,396	11	1,998	257	95,466

Table extracted from 2006 MDA Technical Report.

10.1.1.1 Reverse Circulation Drilling and Logging

The RC drilling completed prior to 1990 was generally performed dry and was vertical and shallow. RC drilling in the 1990s was generally deeper and inclined. One drill hole (WK-16) was noted as appearing to have been contaminated.

The drill hole logs were completed based on chip trays collected during the drilling process.

10.1.1.2 Underground Adit

A short 72 ft adit was channel sampled and mapped (WC-5-Adit). Various maps found in the files illustrate a number of other underground workings with sample data that are not included in the database.

10.1.1.3 Core Drilling and Logging

A total of 11 HQ to NQ core drill holes have been completed on the Wildcat property. These holes were logged and the core was split for sampling. The core drill holes were completed for metallurgical testing or comparison to reverse circulation drilling.

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10.1.1.4 Twin Hole Comparison

Six of the core holes can be compared to close-by reverse circulation drilling. Although the results of the comparison indicate higher average grades in the reverse circulation drilling, essentially all of the difference is from one comparison (WH-29C versus WL-1). Table 10.2 summarizes the comparison between the core holes and the close-by reverse circulation drilling.

Table 10.2
Comparison between the Core Diamond Drill Holes and the Close-by Reverse Circulation Drill Holes

Core Drill Holes						RC Holes
Hole ID	Length (ft)	Oz Au/t	Oz Ag/t	Au x Length	Ag x Length	Hole ID	Length (ft)	Oz Au/t	Oz Ag/t	Au x Length	Ag x Length
WH-23C	78	0.030	0.36	2.34	28.12	WH-14	80	0.017	0.15	1.38	12.15
WH-24C	92	0.005	0.10	0.43	9.28	WH-12	90	0.009	0.12	0.84	11.00
WH-26C	120	0.025	0.35	3.03	41.78	WH-16	120	0.024	0.30	2.84	35.95
WH-27C	300	0.016	0.26	4.83	78.78	WH-10	300	0.017	0.22	5.15	65.48
WH-29C	325	0.016	0.18	5.15	59.22	WL-1	325	0.030	0.67	9.91	219.30
WC-2C	73	0.032	NA	2.336	NA	WK-6	70	0.008	NA	0.56	NA
Core Total:	988	0.018	0.24	18.116	217.18	RC Total:	985	0.021	0.38	20.68	343.88

Table supplied by Integra, July, 2023.

10.1.2 Wildcat Project, Millennial Drilling Programs

In 2022, Millennial completed a 12-hole (1,297.99 m) drill program on the Wildcat Project. Table 10.3 provides a summary of the locations, bearings, dips and depths of those holes.

Table 10.3
Summary of the 2022 Millennial Drilling Program for the Wildcat Project

Drill Hole ID	Easting (UTM)	Northing (UTM)	Bearing (°)	Dip (°)	Depth (m)
WCCD-0001	351826	4490292	30	45	35.36
WCCD-0002	351826	4490292	210	50	44.81
WCCD-0003	352023	4490255	330	70	97.74
WCCD-0004	352143	4490363	300	65	131.67
WCCD-0005	352288	4490452	330	45	175.56
WCCD-0006	352132	4491049	270	70	155.91
WCCD-0007	351872	4490704	160	75	100.58
WCCD-0008	352099	4490816	90	50	92.05
WCCD-0009	352169	4491243	45	70	130.15
WCCD-0010	352077	4491281	310	45	89.92
WCCD-0011	351996	4491154	350	55	130.45
WCCD-0012	352413	4490652	320	65	119.79

Table supplied by Integra, June, 2023.

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Millennial contracted American Drilling Corp. and InterGeo Drilling LLC for the drill program at Wildcat. Drilling was performed using a CS500 and U20-01 drill rigs. All 2022 holes were drilled using a diamond drill bit with both PQ and HQ sized core. Recovery rates during drilling averaged 90% to 100% and sampling was performed by trained Millennial employees. It is believed that there are no factors that could have materially impacted the accuracy and reliability of the results. Drill holes were reclaimed using standard techniques.

Results of Millennial's 2022 drill program at Wildcat are summarized below:

  WCCD-0001 and WCCD-0002 did not return significant drilling results and were designed to provide material for metallurgical testing.

  WCCD-0003 intersected 39.2 m @ 1.26 g/t Au and was also drilled to provide material for metallurgical testing and to confirm historical drilling and continuity.

  WCCD-0004 intersected 41.4 m @ 0.93 g/t Au and was drilled to provide material metallurgical testing and to confirm historical drilling and continuity.

  WCCD-0005 intersected 17.7m @ 0.36 g/t Au within the 2020 43-101 pit shell and 68.6 m @ 0.55 g/t Au directly below the pit shell used for the 2020 43-101Technical Report. The purpose of this hole was to gather material for metallurgical studies and to test the brecciated oxide material in the eastern part of the 2020 pit shell.

  WCCD-0006 intersected 120.2 m @ 0.39 g/t Au, extending oxide mineralization below the 2020 pit shell, and was drilled for metallurgical testing and to confirm historical drill grades and continuity.

  WCCD-0007 intersected 50.0 m @ 0.51 g/t Au and was drilled for metallurgical testing and to confirm historical grades and continuity.

  WCCD-0008 intersected 51.8 m @ 0.36 g/t Au and was drilled for metallurgical testing in the centre of the north pit, at the highest elevation point at Wildcat.

  WCCD-0009 intersected 30.5 m @ 0.40 g/t Au and was drilled to gather geotechnical data and to test the expected north-eastern highwall of the pit.

  WCCD-0010 intersected 42.7 m @ 0.87 g/t Au approximately 50 m outside the 2020 pit shell. This hole was drilled to gather geotechnical data to test the northern slope of the pit.

  WCCD-0011 intersected 69.5 m @ 0.29 g/t Au and was drilled to gather geotechnical data and to test the expected north-eastern highwall of the pit.

  WCCD-0012 intersected 30.5 m @ 0.34 g/t Au and 54.9 m @ 0.41 g/t Au approximately 150 m outside of the 2020 oxide pit design. This intercept extended the known oxide mineralization at Wildcat.

Drill core was logged by Millennial geologists at the company's core warehouse in Lovelock, NV and data were recorded using MX Deposit.

Historical drilling provides ample evidence for the existence of a gold deposit at the Wildcat Project. Each hole drilled in 2022 intersected mineralization within the planned oxide open pit. Holes WCCD-0005, WCCD-0010 and WCCD-0012, intersected mineralization outside the previous 2020 mineral resource pit shell, suggesting that there is potential to increase the resource at the Wildcat deposit and that further exploration is warranted.

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10.1.3 Wildcat Project Integra Drilling Programs

Integra has not undertaken any drilling programs on the Wildcat Project, to date.

10.2 Mountain View Project Drilling Program

10.2.1 Mountain View Project Historical Drilling Programs

A summary of the historical drilling programs conducted on the Mountain View Project from 1984 to 2004 is provided in Table 10.4.

Table 10.4
Summary of the Mountain View Project Drilling Programs from 1984-2004

Year	Company	Drilling Method/Type	Number of Drill Holes
1984 - 1985	St. Joe	RC	7
1986	US Borax	RC	4
1988 - 1990	Degerstrom	RC	24
1991	Independence	RC	9
1992 - 1994	Canyon	RC	106
		RC/DD	11
1995 - 1996	Homestake	RC	65
		DD	4
2000 - 2001	Franco-Nevada	RC	10
		DD	3
2003 - 2004	Vista	RC	10
Total:			253

Table supplied by Integra, June, 2023 and originally derived from the 2006 Snowden Technical Report.

The 2002 Snowden Technical Report contained information regarding each of the historical drilling programs.

10.2.1.1 1984 to 1994 Drilling Programs

The 2002 Snowden Technical Report noted that, between 1984 and 1994, a total of 161 drill holes were completed during several drilling campaigns on various portions of the Mountain View property. However, no documentation regarding the drilling procedures, interpretation and results of the programs was available.

10.2.1.2 1995 Homestake RC and DD Program

In 1995, Homestake completed a total of 22 RC holes (MV95-118, 120 to 128, 130 to 132, 134 to 136, and 138 to 143) totalling 18,055 ft, and 4 HQ diameter diamond drill (DD) holes (MV95-119, 129, 133, and 137) totalling 3,850 ft (the DD footage included 1,225 ft of RC pre-collar drilling).

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All holes were oriented to the northeast and southwest. RC drilling was completed by Eklund Drilling of Elko, Nevada using a rubber-tired Explorer 1500 drill rig. Diamond drilling was conducted by Tonto Drilling Services Inc. (Tonto) of Salt Lake City, Utah, using a truck mounted Longyear 55 rig. Core recoveries were generally recorded as being better than 95%. Down-hole surveys were conducted on eleven of the holes to check for any deviation. The surveys were completed by Silver State Surveys from Elko, Nevada using a wireline gyroscopic survey tool. All drill hole collars were surveyed at the completion of the program, including some of the holes from previous campaigns (Homestake, 1996).

Homestake reported that drilling progress was marginally acceptable due to several factors, including difficult drilling conditions with swelling clays and hard, broken ground.

10.2.1.3 2000 and 2001 Franco-Nevada RC and DD Program

Casteel (2001) reported that the DD contractor for the 2000 and 2001 drilling programs carried out by Franco Nevada at Mountain View was Inland Pacific Drilling from Yerington, Nevada and that Hackworth Drilling completed the RC program. The objective of the programs was to test the Severance deposit at depth, below the previous drilling campaign intersections, and to test the structure along strike to the north and south.

Three attempts were made to intercept the structure down-dip with diamond drilling, but problems were encountered when drilling the clay below the rhyolite and the target was not reached. The RC drill was successful in testing the structure at depth but the results were not encouraging.

DD involved both HQ and NQ size core drilling sizes. RC rigs used were an Ingersoll-Rand TH-75 and TH-100.

Down-hole gyroscopic surveys were conducted by Silver State Survey on all holes with the collar co-ordinates determined using triangulation surveying from existing drill hole collars.

10.2.1.4 2003 and 2004 Vista RC Programs

Vista completed two programs of RC drilling at Mountain View during the months of October and November in 2003 and 2004. Vista's contractors drilled ten RC holes totaling 8,400 ft, to in-fill and test the margins of the Severance deposit. The drilling programs each took approximately one month to complete, using the contract drilling companies Layne-Christensen in 2003 and Lang Exploratory Drilling, a subsidiary of Boart-Longyear in 2004. Geological, sampling and field activities were supervised by Doe & Associates, contracted to Vista.

Three of the holes were abandoned due to caving and running sand, although measures were taken in 2004 to case and cement the holes to prevent this problem. All drill holes, except for two were oriented approximately perpendicular to the orientation of the mineralized zone.

Based on experiences with caving and running sand in drill holes during the 2003 field season, the first holes in 2004 were started with 40 ft of 6-in surface casing cemented into the hole. Drilling proceeded with tri-cone bits and a cross-over sub. Despite these efforts the first two holes were lost. The final three holes employed conventional mud rotary tools through the alluvial portion of the holes, then casing into bedrock.

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Hole locations were surveyed by Doe & Associates with a hand-held Magellan Meridian Platinum GPS instrument. Snowden estimates that collar positions are known with an accuracy of two feet with this type of instrument and possibly to a greater accuracy. Down-hole surveying was done using a gyroscope at an average of 50 ft intervals. Once completed, hole collars were plugged with cement and labeled with a stamped brass tag.

Drill Hole Locations

The locations, bearings, dips and depths of the 2003 and 2004 Vista holes are summarized in Table 10.5. The locations of 2003 and 2004 Vista drill holes are shown in Figure 10.1, with previous drill holes shown as blue crosses and the Vista drill holes shown as red squares.

Table 10.5
Summary of the Drill Hole Information for the 2003 and 2004 Vista Drill Programs

Year	Drill Hole ID	Easting (UTM)	Northing (UTM)	Bearing (°)	Dip (°)	Depth (ft)
2003	MV03-187	288,968	4,522,643	064	-54	500
2003	MV03-188	289,096	4,522,781	058	-51	1,000
2003	MV03-189	289,110	4,522,649	066	-49	980
2003	MV03-190	289,101	4,522,713	061	-49	940
2003	MV03-191	288,910	4,522,770	065	-54	910
2004	MV04-192	288,964	4,522,658	060	-50	520
2004	MV04-193	288,854	4,522,659	000	-90	380
2004	MV04-194	289,158	4,522,852	000	-90	1,100
2004	MV04-195	288,864	4,522,783	056	-61	1,110
2004	MV04-196	288,853	4,522,658	061	-72	960

Table supplied by Integra, June, 2023 and originally derived from the 2006 Snowden Technical Report.

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Figure 10.1
Location of 2003 and 2004 Vista Drill Holes in Relation to Previous Drill Holes

Figure taken from the 2006, Snowden Technical Report.

2003 and 2004 Drilling Results

Seven of the 2003 and 2004 Vista drill holes intersected mineralization within the Severance rhyolite:

  Holes MV03-188 and MV03-190 confirmed mineralization encountered in previous drilling.

  MV03-190 also extended the area of known mineralization slightly to the east. Drill hole MV03-189 intersected only 25 ft of weakly mineralized rhyolite and closed off the deposit to the south.

  Drill hole MV03-191 confirmed mineralization encountered in previous drilling and extended the area of known mineralization slightly to the north.

  Drill hole MV04-194 was drilled to test the northeast boundary of the mineralized zone, resulting in a slight extension in that direction.

  Drill hole MV04-195 was drilled to confirm results from a previously drilled hole that terminated in significant mineralization. It encountered a deeper but relatively low-grade zone of mineralization.

  Drill hole MV04-196 was drilled to test a previous drill hole that also terminated in the mineralized zone. It intersected the entire mineralized zone and extended the known zone of mineralization to the southwest.

Table 10.6 summarizes the results for Vista's 2003 and 2004 drilling at the Mountain View Project. The various mineralized intercepts are shown for each drill hole. However, areas of high-grade within the mineralized zones were not broken out on an individual basis. The depths shown are feet down-hole and intervals are approximately true widths, except for drill hole MV03-194 which was not drilled perpendicular to the mineralization.

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Table 10.6
Summary of the 2003 and 2004 Mineralized Drill Hole Intersections

Drill Hole ID	Drilling Intersections			Assay Results
	From (ft)	To (ft)	Interval (ft)	Gold (oz/t)	Silver (oz/t)
MV03-188	385	620	235	0.037	0.05
MV03-188	420	465	45	0.081	0.05
MV03-189	630	685	55	0.012	0.03
MV03-190	520	685	165	0.026	0.12
MV03-190	535	570	35	0.058	0.18
MV03-190	730	790	60	0.047	0.20
MV03-190	750	755	5	0.370	2.15
MV03-191	495	705	210	0.039	0.45
MV03-191	545	610	65	0.052	0.58
MV03-191	660	680	20	0.112	0.70
MV04-194	250	325	75	0.053	0.15
MV04-194	270	285	15	0.159	0.33
MV04-194	465	490	25	0.018	0.02
MV04-194	530	690	160	0.024	0.06
MV04-194	600	635	35	0.036	0.07
MV04-195	760	920	160	0.080	1.14
MV04-195	840	920	80	0.140	1.86
MV04-195	970	1,025	55	0.024	0.30
MV04-196	665	730	65	0.031	0.14
MV04-196	700	730	30	0.044	0.20

Source: 2006 Snowden Technical Report.

Procedures

In the 2006 Technical Report, Snowden noted that the following procedures were described by Doe & Associates as applying to the 2000 and 2004 drilling programs:

  The sites selected for drilling were located by the project geological consultant using a hand-held GPS unit with an estimated accuracy of ± two feet.

  Heavy drilling equipment was moved taking care to avoid vegetation damage.

  The Project geological consultant checked the drill rig alignment, positioning and placement of sampling equipment prior to commencement of drilling activities.

  Sample return water run-off and spillage was contained at the drill site.

  Drilling and sampling activities were monitored on a regular basis by the Project geological consultant.

  The drill system used standard RC rotary tri-cone and hammer bits with a crossover sub. Water and drilling muds were injected into the RC system to maintain hole integrity.

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  At the completion of each drill hole, the down-hole trace was surveyed using a gyroscopic instrument.

  The hole collars were marked with a cement plug and brass plate in accordance with BLM requirements.

  A site reclamation and seeding program was followed by Vista and Doe & Associates.

  Sample bags and lithological samples were identified and stored appropriately.

10.2.2 Mountain View, Millennial Drilling Program

Millennial contracted American Drilling Corp for the drill program at the Mountain View Project which began in June, 2021 and finished in mid-April, 2022. Sites selected for drilling at the Project were selected and located by Millennial employees. Drilling equipment was mobilized with care, in order to not create any further land disturbance and not to adversely impact the environment surrounding the Project.

During the drill program, 32 holes were drilled, totalling 8,107.6 m. Two of the holes were drilled, exclusively, with reverse circulation, MVRC-0001 and MVRC-0002. Reverse circulation holes were drilled with an RC685 drill rig. Twenty-five of the holes drilled at the Mountain View Project were diamond bit core holes that all collared using a PQ hole diameter. One hole, MVCD-0015 had to be reduced twice while drilling, from PQ to HQ and HQ to NQ, due to difficult drilling conditions. Five holes (MVCD-0001A, 0011, 0012, 0013, 0014) were collared with reverse circulation drilling and then transitioned to PQ diamond core drilling. Core holes were drilled with CT14 and CT20 drill rigs. Recovery for all holes averaged 73% and sampling was performed by trained Millennial employees. While the recovery of 73% is low and should be improved in any further drilling programs, discussions during the site visit leads Micon's QP to believe that the recovery does not materially impacts the accuracy and reliability of the results, at this time. Drill holes were reclaimed using standard techniques.

A summary table of drill hole information for the Millennial drilling program at Mountain View is shown in Table 10.7.

Throughout the program, drilling conditions were difficult and nine holes (MVCD-0001, -0003, -0011, -0016, -0019, -0019A, -0020, -0025, -0027) were lost.

Table 10.7
Summary of the Drill Hole Information for the 2021 to 2022 Millennial Drilling Program

Year	Drill Hole ID	Easting (UTM)	Northing (UTM)	Bearing (°)	Dip (°)	Depth (m)
2021	MVCD-0001	288677	4522833	70	48	150.80
2021	MVCD-0001A	288677	4522833	70	48	230.12
2021	MVCD-0002	288852	4522791	70	45	56.00
2021	MVCD-0003	288817	4522885	70	90	234.39
2021	MVCD-0004	289121	4522987	70	90	250.54
2021	MVCD-0005	289018	4523159	70	80	269.74
2021	MVCD-0006	289018	4523272	70	80	235.61
2021	MVCD-0007	289068	4523242	70	80	186.84
2021	MVCD-0008	288855	4523271	70	80	270.36

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Year	Drill Hole ID	Easting (UTM)	Northing (UTM)	Bearing (°)	Dip (°)	Depth (m)
2021	MVCD-0009	288818	4523350	70	80	264.26
2021	MVCD-0010	288909	4523239	250	75	291.08
2021	MVCD-0011	288954	4522887	70	80	310.29
2021	MVCD-0012	288993	4523098	70	80	283.77
2021	MVCD-0013	288873	4523070	70	80	289.56
2021	MVCD-0014	288642	4522927	70	45	264.57
2021	MVCD-0015	288993	4523098	230	65	393.80
2021	MVCD-0016	289036	4523101	220	60	178.92
2021	MVCD-0016A	289030	4523089	225	60	343.92
2022	MVCD-0017	289068	4523243	230	77	199.34
2022	MVCD-0018	289121	4523123	90	70	103.63
2022	MVCD-0019	289121	4523123	225	83	71.02
2022	MVCD-0019A	289121	4523123	225	83	237.13
2022	MVCD-0020	289061	4523039	280	77	107.29
2022	MVCD-0021	288981	4523028	50	80	396.24
2022	MVCD-0022	288988	4522911	0	85	407.52
2022	MVCD-0023	288981	4523028	190	80	305.71
2022	MVCD-0024	288877	4523065	295	75	332.23
2022	MVCD-0025	288898	4523222	240	70	290.47
2022	MVCD-0026	288993	4523098	225	65	339.24
2022	MVCD-0027	288877	4523065	220	75	292.91
2021	MVRC-0001	288985	4522916	70	80	326.14
2021	MVRC-0002	289141	4523054	70	80	194.16

Table supplied by Integra June, 2023.

Historical drilling provided ample evidence for the existence of a gold deposit at the Mountain View Project, thus holes for the Millennial drilling campaign were designed to primarily collect metallurgical and geotechnical information while ensuring minimal environmental disturbance. The program was designed to confirm continuity of the mineralization in a number of areas within the deposit.

The results of Millennial's drill program at the Mountain View Project are summarized below:

  MVCD-0001 intersected 32.0 m @ 0.54 g/t Au.

  MVCD-0001A had significant deviation during pre-collaring and no core was drilled.

  MVCD-0002 was lost in Quaternary alluvium and was not sampled.

  MVCD-0003 intersected 20.5 m @ 2.31 g/t Au and intersected mineralization in the rhyolite below the designed oxide pit. This hole was designed to convert resources within the current block model from inferred to indicated, in support of an updated mineral resource.

  MVCD-0004 intersected 128.3 m @ 1.73 g/t Au and confirmed mineralization within the designed oxide pit. This drill hole was designed to convert resources within the current block model from inferred to indicated and to target the feeder zone in the epithermal system in support of an updated mineral resource.

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  MVCD-0005 intersected 137.6 m @0.21 g/t Au and confirmed mineralization within the designed oxide pit. This hole was designed to test the lower grade portion of the pit an to test the overburden at depth on the eastern margin.

  MVCD-0006 intersected 10.3 m @ 0.44 g/t Au and confirmed mineralization within the designed oxide pit. This hole was designed to test the lower grade portion of the pit and to test the overburden at depth on the eastern margin.

  MVCD-0007 was designed to test the eastern extent of mineralization and complete geotechnical logging and testing for the pit wall design.

  MVCD-0008 intersected 7.6 m @ 0.16 g/t Au and was drilled in the northeastern, lower grade portion, of the current pit shell. This hole successfully infilled the block model to aid in resource conversion.

  MVCD-0009 was designed to test the eastern extent of mineralization and complete geotechnical logging and testing for the pit wall design.

  MVCD-0010 intersected 82.6 m @ 0.13 g/t Au and was drilled in the northeastern, lower grade portion, of the current pit shell. This hole successfully infilled the block model to aid in resource conversion. Also, this hole extended mineralization 24 m beyond the current pit shell.

  MVCD-0011 intersected 22.9 m @ 0.58 g/t Au and was drilled in the northeastern, lower grade portion, of the current pit shell. This hole successfully infilled the block model to aid in resource conversion.

  MVCD-0012 intersected 213.1 m @ 0.17 g/t Au and was drilled in the northeastern, lower grade portion, of the current pit shell. This hole successfully infilled the block model to aid in resource conversion. Also, this hole extended mineralization 92 m beyond the current pit shell.

  MVCD-0013 intersected 164.6 m @ 0.32 g/t Au and was designed to convert resources within the current block model from inferred to indicated.

  MVCD-0014 did not have any significant drill results.

  MVCD-0015 intersected 275.5 m @ 0.49 g/t Au in a subvertical hydrothermal breccia dike altered by silica, illite, and oxidized fine-grained sulphides. This drill hole was designed to convert resources within the current block model from inferred to indicated and to target the feeder zone in the epithermal system in support of an updated mineral resource.

  MVCD-0016 was abandoned and lost due to intense clays.

  MVCD-0016A intersected 232.5 m @ 0.91 g/t Au and was designed to convert high-grade resources at the bottom of the current pit shell from inferred to indicated in support of an updated mineral resource.

  MVCD-0017 did not have any significant results.

  MVCD-0018 intersected 6.6 m @ 0.24 g/t Au.

  MVCD-0019 had significant deviation (3° over 30.48 m) and was lost when attempting to retrieve circulation.

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  MVCD-0019A intersected 36.6 m @ 0.29 g/t Au. Eventually this hole was lost before reaching targeted depth.

  MVCD-0020 intersected 13.3 m @ 0.97 g/t Au. Eventually this hole was lost before reaching its targeted depth.

  MVCD-0021 intersected 189.0 m @ 0.46 g/t Au and was designed to target a poorly defined area between the two primary high-grade breccia bodies in the centre of the Severance deposit. The results of this hole demonstrated grade continuity within the rhyolite outside of the breccia zones.

  MVCD-0022 intersected 7.6 m @ 0.45 g/t Au.

  MVCD-0023 intersected 125.0 m @ 0.19 g/t Au.

  MVCD-0024 intersected 185.5 m @ 1.48 g/t Au and was designed as a step out hole to test the continuity and strike extent of the breccia body toward the expected feeder zone.

  MVCD-0025 intersected 19.8 m @ 0.42 g/t, 15.9 m @ 0.53 g/t, and 17.1 m @ 0.61 g/t Au. This hole was drilled to collect environmental data from the proposed northwest pit wall. It unexpectedly intersected numerous large, mineralized structures.

  MVCD-0026 was drilled, but the core was kept intact for future metallurgical samples.

  MVCD-0027 was lost.

  MVRC-0001 and MVRC-0002 were both lost due to significant amounts of water in the hole.

Upon completion of drilling, drill collar locations were surveyed with a global positioning system (GPS) unit. Drill collars were tagged with a hole identification number and cut below grade to avoid creating a hazard on the surface. Once dry, open sumps were either backfilled or left in a safe condition with wildlife exclusion fencing. No regrading or reseeding of the pads and roads was conducted in areas that are anticipated for future drilling activities.

Over 50% of the holes drilled by Millennial in 2021 and 2022 intersected mineralization, indicating a fairly continuous mineralized system. That some drill holes intersected economic gold grades outside the area of the current planned pit tends to reinforce the hypothesis that there is potential for the discovery of additional economic mineralization at the Mountain View Project.

10.2.3 Integra Drilling Programs

Integra has not undertaken any drilling programs on the Mountain View Project since merging with Millennial.

10.3 Micon QP Comments

For both the Wildcat and Mountain View Projects, Micon's QP has reviewed the information available for the previous drilling programs prior to Millennial's and Integra's involvement in the properties, as well as the information from the 2021 to 2022 Millennial drilling. Micon's QP also reviewed and discussed the drilling programs during the August, 2022 site visit. Micon's QP believes that, based on the historic and 2022 Millennial drilling programs, both the Wildcat and Mountain View properties warrant further drilling to upgrade the classification of the known resources within the main deposits and to identify further mineralized zones on the properties.

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11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 Sampling Approach at the Wildcat and Mountain View Projects

11.1.1 Introduction

The following section describes the preparation, analytical and security procedures used for drill core samples collected during 2022 at Wildcat and during 2021 and 2022 at Mountain View. This sampling was used to support the current 2023 resource estimate. Samples collected prior to 2021 were validated earlier in Micon's mineral resource estimates published in the Technical Report "Resource Estimate for the Wildcat Project Persing County, Nevada United States", November 2020 and the Technical Report for the Mountain View Project Washoe County, Nevada, USA, November 2020.

11.1.2 Sample Handling and Security

The current sample handling and security procedures described below are managed by qualified personnel.

Following extraction from the core tube, diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes are labelled with the drill hole number, the box number, and the depth interval, and then are lidded and stacked. Boxes are picked up on a regular basis and delivered to the core logging facilities. Wildcat samples are delivered to the core logging facility in Lovelock and Mountain View samples are delivered to a core logging facility in Gerlach.

At the core logging facility, drill core is marked with footage depths and recovery and rock quality are measured and recorded using MX Deposit database. Geological logs (lithology, alteration, oxidation, structures) and sample intervals are marked with aluminum tags and unique sample identification numbers, and input into MX Deposit. Drill core is then photographed and sent to the core cutting facility. Core cutters cut the drill core in half, using a Corewise Automatic Core Saw. Half the core is placed back in the core box and the other half is placed in a sample bag, labelled with the corresponding sample identification number. Boxes of half cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to American Assay Laboratories (AAL).

During staging for dispatch, standard and blank samples are inserted into the sample sequence for quality assurance and quality control (QA/QC). Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering. A sample list and sample submittal form are inserted into the first bag for each shipment. All samples are delivered to AAL by Millennial staff. Chain of custody forms are signed by Millennial and AAL staff.

11.1.3 Assay Laboratories Accreditation and Certification

All of the samples have been prepared and analyzed at AAL in Sparks, Nevada. AAL is an independent commercial laboratory accredited effective December 1, 2020 to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.

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11.2 Sample Preparation and Assaying

11.2.1 AAL Sample Preparation and Analysis

Samples are dried and crushed to a size of -6 mesh and then roll-crushed to -10 mesh. Two-kilogram splits of the -10-mesh materials are pulverized to 95% passing -150 mesh. 30-gram aliquots are then analyzed for gold by fire-assay fusion with ICP finish. Silver and 38 major, minor and trace elements are determined by ICP and ICP-MS, following a 5-acid digestion of 0.50-gram aliquots. Samples that assay greater than 10 g Au/t are re-analyzed by fire-assay fusion of 30-gm aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t are also re-analyzed by fire-assay fusion with a gravimetric finish.

11.3 Quality Assurance and Quality Control

This section summarizes the 2022 QA/QC program for samples from Wildcat and Mountain View.

Calibration and repeatability of measurements are monitored by the use of Certified Reference Materials (CRM or Standards). This part of the QA/QC program allows for verification of the proper calibration of the laboratory analytical equipment (AA, ICP or ICP-MS), the possible analytical drift of equipment, and the accuracy and precision of the measurements. It assists in the detection of any potential systematic errors and identifies the need for implementation of corrective actions.

Contamination during preparation is monitored by the routine insertion of coarse barren material (a "blank"), that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure or sample solution carry-over during instrumental finish. The blank samples used at both Wildcat and Mountain View were white pebbles or coarse marble chips purchased from a hardware store.

Samples variability and representativeness of the sampling is assessed using duplicate samples. The duplicate samples are prepared by the laboratory after the crushing of original samples. The duplicates assay informs on the repeatability of the grade, providing useful information on the nugget effect and sampling error related to the homogeneity present in the samples.

11.3.1 Wildcat QA/QC Program

11.3.1.1 Wildcat Certified Reference Materials (Standards)

A total of 54 standards were analyzed at AAL, for an insertion rate of 5.9%, in the 2022 Wildcat core drilling program. Five different Certified Reference Material (CRM) samples from Ore Research and Exploration Pty Ltd. (OREAS) were used (Table 11.1). OREAS is an independent Australian based supplier of certified reference materials for the global mining industry. OREAS is ISO 17034 accredited.

Table 11.1
Standards used by Millennial for the 2022 Wildcat Core Drilling Program

Certified Reference Material Identity	Number of Samples Used
OREAS 250b	14
OREAS 252b	14
OREAS 254b	8
OREAS 602b	6
OREAS 603b	12
Total:	54

Table supplied by Integra, June, 2023.

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The 2022 Wildcat average CRM results are all within ±1.5% of the expected values (Table 11.2). All assays were within ±3 standard deviations (SD) of the accepted value with three out of five having all samples within ±2SD of the accepted value. OREAS 250b and OREAS 252b each had one CRM fall above 2SD and below 3SD (Figure11.1).

Table 11.2
AAL Results for the Standards used by Millennial during the 2022 Drilling Program at the Wildcat Project

CRM	Count	Expected Gold Grade (ppm)		Observed Gold Grade (ppm)		Percent of Expected (%)
		Average	SD	Average	SD
OREAS 250b	14	0.332	0.011	0.33	0.006	99.4%
OREAS 252b	14	0.837	0.028	0.835	0.012	99.8%
OREAS 254b	8	2.53	0.061	2.533	0.036	100.1%
OREAS 602b	6	2.29	0.094	2.298	0.033	100.3%
OREAS 603b	12	5.21	0.209	5.288	0.111	101.5%
Total	54	Weighted Average				100.2%

Table supplied by Integra, June, 2023.

11.3.1.2 Wildcat Blank Samples Performance at AAL

In 2022, 24 blanks were submitted to AAL with the Wildcat drilling samples, for an insertion rate of 2.6%. One of the blanks assayed above the maximum error limit at 0.021 g/t Au. This batch was rerun with acceptable results before being imported into the database. A summary of blank performance at Wildcat is provided in Table 11.3 and Figure 11.2.

Table 11.3
Summary of Blank Performance at Wildcat

Description	Results
Total Blanks	24
Maximum Au g/t	0.021
Minimum Au g/t	0.0015
QC Failures (# and %)	1 and 4.2%

Table supplied by Integra, June, 2023.

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Figure 11.1
Example of AAL Results for Standard OREAS 252b for the Wildcat 2022 Drill Program

Figure supplied by Integra, June, 2023.

Figure 11.2
Graph of Blank Performance at Wildcat

Figure supplied by Integra, June, 2023.

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11.3.1.3 Wildcat Duplicate Field Samples

A total of 107 duplicate field samples were assayed at AAL for the Wildcat Project. A duplicate field sample for the 2022 core drilling programed is defined as a split of the large crush or reject sample. Figure 11.3 shows the performance of the field duplicate samples at the Wildcat Project graphically, with a high correlation between the original and duplicate sample. The mean of the duplicates (0.35317 Au g/t) is nearly identical to that of the original samples (0.35305 Au g/t).

Figure 11.3
Graph of Field Duplicate Performance at the Wildcat Project

Figure supplied by Integra, June, 2023.

11.3.2 Mountain View Project QA/QC Program

11.3.2.1 Mountain View Project, Certified Reference Materials (Standards)

For the Mountain View Project, a total of 212 standards were analyzed at AAL for an insertion rate of 5.8% in the 2022 Mountain View core drilling program. Seven different CRMs from OREAS were used (Table 11.4).

Table 11.4
Standards used by Millennial for the 2021-2022 Mountain View Project Core Drilling Program

Certified Reference Material Identity	Number of Samples Used
OREAS 231	9
OREAS 250b	70
OREAS 252b	48
OREAS 254b	32
OREAS 262	1
OREAS 602b	32
OREAS 603b	20
Total:	212

Table supplied by Integra, June, 2023.

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The 2022 average results of the standards for the Mountain View Project are all within ±2.1% of the expected values (Table 11.5). One standard fell outside of -3SD of the accepted value, OREAS 250b (Figure 11.4). The standard that was outside ±3SD was rerun along with all samples on that assay certificate and the rerun assays were imported into the database.

Table 11.5
AAL Results of Standards used by Millennial for the 2021-2022 Drilling Program at Mountain View Program

CRM	Count	Expected Gold (ppm)		Observed Gold (ppm)		Percent of Expected (%)
		Average	SD	Average	SD
OREAS 231	9	0.542	0.015	0.541	0.541	99.8%
OREAS 250b	70	0.332	0.011	0.325	0.325	97.9%
OREAS 252b	48	0.837	0.028	0.829	0.829	99.0%
OREAS 254b	32	2.53	0.061	2.494	2.494	98.6%
OREAS 262	1	0.099	0.004	0.103	N/A	N/A
OREAS 602b	32	2.29	0.094	2.285	2.285	99.8%
OREAS 603b	20	5.21	0.209	5.182	5.182	99.5%
Total:	212	Weighted Average:				98.3%

Table supplied by Integra, June, 2023.

Figure 11.4
Example of AAL Results for Standard OREAS 250b for the Mountain View 2021 and 2022 Drill Program

Figure supplied by Integra, June, 2023.

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11.3.2.2 Mountain View Project, Blank Samples Performance at AAL

A total of 101 blanks were submitted to AAL with the Mountain View Project drilling samples, for an insertion rate of 2.8%. Table 11.6 summarizes the performance of the blanks at Mountain View and Figure 11.5 shows the results graphically. Eight samples, or 7.9% of blanks, fell outside the overlimit of 0.01 g/t Au. Batches with blanks over the limit were rerun and deemed acceptable before being imported into the database.

Table 11.6
Summary of Blank Performance at Mountain View Project

Description	Results
Total Blanks	101
Maximum Au g/t	0.074
Minimum Au g/t	0.0015
QC Failures (# and %)	8 and 7.9%

Table supplied by Integra, June, 2023.

Figure 11.5
Graph of Blank Performance at Mountain View Project

Figure supplied by Integra, June, 2023.

11.3.2.3 Mountain View Project, Duplicate Field Samples

A total of 200 duplicate field samples were assayed at AAL for the Mountain View Project. Figure 12.7 shows the performance of these field duplicate samples at graphically, with an acceptable correlation between the original and duplicate assays. The mean of the duplicates (0.215 Au g/t) is very close to that of the original sample (0.229 Au g/t).

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Figure 11.6
Graph of Duplicate Performance at Mountain View Project

Figure supplied by Integra, June, 2023.

11.4 Micon QP Comments

Micon's QP reviewed the QA/QC programs prior to the 2022 site visit and again during the site visit. Micon's QP believes that the QA/QC programs were performed according to the best practices for exploration programs as outlined by CIM standards. Therefore, Micon's QP believes that the QA/QC program has produced results which can be used to support the mineral resource estimate that is contained in Section 14 of this report and that the mineral resource estimate can be used as the basis of the PEA which is disclosed in this Technical Report.

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12.0 DATA VERIFICATION

12.1 Site Visit

The most recent site visit by Micon's QP to the Wildcat and Mountain View properties was completed between August 23 and August 26, 2022. The Wildcat Project was visited on August 24, 2022, and the Mountain View Project was visited on August 25, 2022. The site visit was conducted by William Lewis who is a Senior Geologist for Micon and an independent QP for the purposes of NI 43-101. During the site visit, Mr. Lewis was accompanied by Aaron Hagglof, a representative of Millennial.

During the site visit, Mr. Lewis focussed his inspection on the verification of drilling methodology and procedures, drill logging and sampling procedures and the QA/QC procedures. Logging procedures and sampling of the core were discussed along with the insertion of standards, blanks and duplicate samples. A number of samples from the Wildcat and Mountain View Projects were chosen for independent reassaying, under Micon's control.

Drilling was on going at the Wildcat Project at the time of the site visit and the drilling progress at Hole WCCD-0012 was observed (Figure 12.1). In addition, discussions were held regarding the general exploration program on the Wildcat property and the results that were being obtained from the wider mapping and sampling programs. The drilling at the Mountain View Project had ceased by the time of the site visit, but the locations of the drill holes were observed, along with the general conditions of the drill sites.

Figure 12.1
Drilling WCCD-0012 at the Wildcat Project August, 2022 Site Visit

Micon August, 2022 site visit.

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During the 2022 site visit, Mr. Lewis spent part of the time at Millennial's coreshack facilities (Figure 12.2), where core logging and sampling procedures were reviewed. The facilities are well laid out with ample room for logging sampling and storage of core boxes and reject/pulp samples (Figure 12.3).

Figure 12.2
Millennial Coreshack at the time of Micon's Site Visit in August, 2022

    Micon August, 2022 site visit.

Figure 12.3
Millennial Storage of Pulp Samples

      Micon August, 2022 site visit.

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Figure 12.4 is a view of Wildcat drill hole WCCD-0005, which still had to be surveyed and rehabilitated at the time of the site visit.

Figure 12.4
Site of Wildcat Drill Hole WCCD-0005

Micon August, 2022 site visit.

Figure 12.5 is a view of drill hole MVCD-0021 at the Mountain View Project.

Figure 12.5
View of Mountain View Drill Hole MVCD-0021

Micon August, 2022 site visit.

Figure 12.6 is a view of the Wildcat Project from the approach on its access road and Figure 12.7 is a view of the Mountain View Project from drill hole MVCD-0021.

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Figure 12.6
View of the Wildcat Project from the Access Road

Micon August, 2022 site visit.

Figure 12.7
View of the Mountain View Project from Drill Hole MVCD-0021

Micon August, 2022 site visit.

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During the 2022 site visit, Mr. Lewis reviewed the drill hole sampling results for the Wildcat and Mountain View Projects. He chose a total of 21 pulp and reject samples distributed between both Projects to be sent from the original laboratory AAL to Bureau Veritas for check sampling.

Tables 12.1 and Table 12.2 identify the Wildcat and Mountain View Project drill samples chosen by Mr. Lewis for check assaying. However, during the collection of the Mountain View samples, it was found that two samples from among those chosen had already been sent for metallurgical testing and these were replaced by two other samples, as indicated in Table 12.2.

Table 12.3 summarizes the comparison between the original assay from AAL and the Bureau Veritas check reassays. The comparison is also graphically shown in Figure 12.8.

In general, except for two reassay samples which resulted in much higher grades during the run for screen metallics, the grade trends are similar. The similarity in grade trends allows the QP to conclude that the original assays derived from the drilling programs are of sufficient accuracy to be used in a mineral resource estimate upon which to base further economic studies for the Wildcat and Mountain View Projects.

12.2 Database Review for the Wildcat and Mountain View Projects

Micon's QP has reviewed the database for both the Wildcat and Mountain View Projects, with the review limited to the essential information required for undertaking a mineral resource estimate such as the collar, survey, assay, lithology and composites. In general, there were no issues found with the database and it is deemed sufficient to be used as the basis of a mineral resource estimate.

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Table 12.1
Wildcat Project, Drill Hole Samples Chosen for Reassaying

Drill Hole ID	From (m)	To (m)	Sample Number	Original Gold Assay (ppm)	Sample Type	QA/QC Re-Assaying
WCCD-0004	104.24	105.77	174949	0.023	Pulp	Re-Run
WCCD-0003	41.45	42.98	170663	0.029	Reject	Re-Run
WCCD-0003	12.5	14.02	170585	0.133	Reject	Re-Run
WCCD-0004	16.03	16.72	170721	0.183	Pulp	Re-Run
WCCD-0003	26.21	27.74	170598	0.304	Reject	Re-Run
WCCD-0004	57	58.52	174911	0.487	Pulp	Re-Run
WCCD-0004	3.66	5.18	170705	0.579	Reject	Re-Run
WCCD-0004	23.47	24.99	170730	0.611	Pulp	Re-Run
WCCD-0003	17.07	17.84	170588	0.996	Reject	Re-run/Screen Metallics
WCCD-0004	18.9	20.27	170725	1.49	Pulp	Re-Run
WCCD-0004	40.23	41.76	170748	5.77	Reject	Re-run/Screen Metallics
WCCD-0003	1.83	3.35	170575	7.56	Reject	Re-run/Screen Metallics

Table 12.2
Mountain View Project, Drill Hole Samples Chosen for Reassaying

Drill Hole ID	From (m)	To (m)	Sample Number	Original Gold Assay (ppm)	Grouped Lithology	Oxidation Type	Notes	QA/QC Re-Assaying	Notes 2
MVCD-0004	108.81	110.34	609259	0.018	Qal	Oxidized	Pulp	Re-Run
MVCD-0015	296.57	298.09	346090	0.08	Andesite	Fresh	Reject	Re-Run
MVCD-0015	264.57	266.09	346060	0.165	Clastic Sediments	Fresh	Reject	Re-Run
MVCD-0004	153.77	155.14	609296	0.299	Rhyolite	Oxidized	Pulp	Re-Run
MVCD-0004	129.84	131.37	609275	0.633	Rhyolite	Oxidized	Pulp	Re-Run
MVCD-0004	166.27	167.64	609308	0.965	Rhyolite	Oxidized	Reject	Re-Run	Sent for Metallurgical
MVCD-0015	241.71	243.23	346043	1.19	Clastic Sediments	Fresh	Reject	Re-run/Screen Metallics
MVCD-0004	124.05	125.58	609272	3.59	Rhyolite	Oxidized	Reject	Re-run/Screen Metallics	Sent for Metallurgical
MVCD-0015	284.38	285.6	346079	6.4	Rhyolite	Fresh	Reject	Re-run/Screen Metallics
MVCD-0004	184.5	185.32	609326	141.733	Rhyolite	Oxidized	Reject	Re-run/Screen Metallics
MVCD-0004	178.92	179.83	609321	0.985	Rhyolite	Oxidized	Reject	Re-run	Replacement Sample
MVCD-0024	144.78	145.69	172780	4.04	Rhyolite	Oxidized	Reject	Re-run/Screen Metallics	Replacement Sample

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Table 12.3
Comparison of the Original AAL Assay and the BV Re-Assay

Project	Drill Hole Number	Sample ID	From (m)	To (m)	AAL FA* (ppm)	BV FA* (ppm)	BV Screening** (ppm)	Type
Wildcat	WCCD-0003	170575	1.83	3.35	7.56	9.138	9.73	Reject
Wildcat	WCCD-0003	170585	12.5	14.02	0.133	0.198	0	Reject
Wildcat	WCCD-0003	170588	17.07	17.84	0.996	1.125	1.14	Reject
Wildcat	WCCD-0003	170598	26.21	27.74	0.304	0.27	0	Reject
Wildcat	WCCD-0003	170663	41.45	42.98	0.029	0.044	0	Reject
Wildcat	WCCD-0004	170721	16.03	16.72	0.183	0.206	0	Pulp
Wildcat	WCCD-0004	170725	18.9	20.27	1.49	1.662	0	Pulp
Wildcat	WCCD-0004	170730	23.47	24.99	0.611	0.643	0	Pulp
Wildcat	WCCD-0004	170748	40.23	41.76	5.77	5.128	4.36	Reject
Wildcat	WCCD-0004	174911	57	58.52	0.487	0.555	0	Pulp
Wildcat	WCCD-0004	174949	104.24	105.77	0.023	0.022	0	Pulp
Mountain View	MVCD-0024	172780	144.78	145.69	4.04	4.629	2.7	Reject
Mountain View	MVCD-0015	346043	241.71	243.23	1.19	1.082	643.62	Reject
Mountain View	MVCD-0015	346060	264.57	266.09	0.165	0.17	0	Reject
Mountain View	MVCD-0015	346090	296.57	298.09	0.08	0.066	0	Reject
Mountain View	MVCD-0015	346179	390.45	391.52	0.005	<0.005	0	Pulp
Mountain View	MVCD-0004	609259	108.81	110.34	0.018	0.018	0	Pulp
Mountain View	MVCD-0004	609275	129.84	131.37	0.633	0.598	0	Pulp
Mountain View	MVCD-0004	609296	153.77	155.14	0.299	0.283	0	Pulp
Mountain View	MVCD-0004	609321	178.92	179.83	0.985	0.537	0	Pulp
Mountain View	MVCD-0004	609326	184.5	185.32	141.733	0.587	428.04	Reject

Notes:

*FA = Fire Assay.

**Screening = Screen Metallic Assays.

Figure 12.8
Comparison between the Original Assay from AAL and the Bureau Veritas Check Re-Assays

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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

This section summarizes the metallurgical testing performed on samples obtained from the Wildcat and Mountain View Projects prior to Millennial's merger with Integra. Recent testwork programs have been completed using various samples of mineralization selected from both Projects. The test programs, which were undertaken by McClelland Laboratories, Inc. (McClelland), of Sparks, Nevada, were designed to provide metallurgical design criteria for the PEA.

The QP for this section of the report is Richard Gowans, P.Eng., Principal Metallurgist at Micon. Mr. Gowans has reviewed the available historical data and Millennial's selection of metallurgical samples used for the metallurgical testwork programs. The QP oversaw the metallurgical testwork completed by McClelland.

13.1 Wildcat Project

13.1.1 Historical Testwork

Cyanide leach amenability shaker tests, bottle rolls and column cyanide leach tests were conducted on mineralized samples from the Wildcat Project by Dawson Metallurgical Laboratories (Dawson) of Utah, Heinen Lindstrom Consultants (Heinen Lindstrom), McClelland and Bondar-Clegg Laboratories. A description of these testwork programs, which was derived mainly from the 2006 MDA Technical Report, is summarized in Table 13.1.

Table 13.1
Summary of Historical Metallurgical Testwork

Laboratory	Method	Duration	Sample Type	Rock Type	Redox	Number of Samples	Material Size
							Weight	Particle Size
Dawson, 1983	bottle roll	48 hrs	drill core composite	unknown	unknown	1	100 g	-200-mesh
Heinen-Lindstrom. 1985	bottle roll	48 hrs	surface	Tv	oxide	1	1,000 g	-6.5 mm -35 mesh -100 mesh
	column test	34 days	surface	Tv	oxide	1	86 kg	-16 mm
Bondar-Clegg, 1993	cold shaker leach	24 hrs	RC drill intervals	Tv, Kg	oxide & sulphide	276	30 g	-150-mesh
McClelland, 1993	bottle roll	96 hrs	RC drill composite	Tv, Kg	oxide and sulphide	8	1,000 g	-140-mesh
Hycroft 2013	column test	197 days	drill core composite	unknown	unknown	1	unknown	-25 mm -9.5 mm

Note: Tv= tertiary volcanics, Kg = granodiorite.

The cold shaker cyanide tests indicated that the oxidized mineralization is generally amenable to cyanide leaching, with about 80% of gold extraction in 24 hours. The sulphide dissolution of gold was about half that of the oxide.

Bottle roll tests tended to show higher gold extraction with finer grinding. The bottle roll tests completed by McClelland in 1993 used "as received" RC drill cuttings (nominally -140 mesh (0.105 mm)). The results from 96-hour gold leach extractions for granodiorite and volcanics oxide, and granodiorite sulphide cuttings composites, ranged from 56% to 75%. Silver recoveries ranged from 30% to 56%. The sulphide volcanics samples tended to be less amenable to cyanidation, with gold leach extractions of between 8% and 46%, and silver recoveries between 18% and 29%.

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In general, all of the bottle roll tests exhibited rapid gold extractions, with most of the recovery occurring within the first 12 hours of the tests. Silver recoveries were slower. Cyanide consumptions were low for all composites tested, ranging between 0.05 and 0.20 kg/t of NaCN, while lime consumption was 4 to 18 kg/t of lime.

The 1985 Heinen-Lindstrom column test using a mineralized surface sample and a nominal 16 mm crush size recovered between 50% and 69% of the gold in 34 days.

A more recent column test undertaken by Hycroft Resources & Development Group (a subsidiary of Allied Nevada Gold Corp), showed total gold extractions after 197 leach days of 66% and 45%, for -9.5 mm and -25 mm crushed material, respectively.

13.1.2 2022/23 McClelland Testwork

The PEA testwork program completed by McClelland in 2023 comprised column leach tests using four drill core composites, variability bottle roll leach tests on 43 drill core samples, standard crusher work index and abrasion index tests and preliminary gravity separation tests. The program also included multi-element chemical analyses and mineralogical characterization of the test column composites.

13.1.2.1 Sample Provenance and Characterization

Samples for metallurgical testing were selected by Millennial personnel. The selection criteria included main mineralization-types, oxidation, location and gold grade. These samples included broken mineralized drill core used for the column leach tests, assay rejects used for variability bottle roll leach tests and broken drill core for crusher index testing. The locations of the Wildcat metallurgical samples are provided in Figure 13.1.

Column Leach Test Composite Samples

The four heap leach composite samples included the following:

  Composite 4832-001, high gold grade oxide granodiorite, average direct assay 1.94 g/t Au, 17 g/t Ag, 0.06% S (sulphide). Thirty-five samples from drill hole WCCD-0003 weighing 238 kg.

  Composite 4832-002, medium gold grade oxide rhyolitic volcaniclastics, average direct assay 0.75 g/t Au, 8 g/t Ag, 0.02% S (sulphide). Thirty-eight samples from drill hole WCCD-0004 weighing 249 kg.

  Composite 4832-003, low gold grade oxide rhyolitic volcaniclastics, average direct assay 0.36 g/t Au, 2 g/t Ag, 0.12% S (sulphide). Fouty-seven samples from drill hole WCCD-0006 weighing 368 kg.

  Composite 4832-004, sulphide granodiorite, average direct assay 0.64 g/t Au, 5 g/t Ag, 1.07% S (sulphide). Thirty-four samples from drill hole WCCD-0004 weighing 298 kg.

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Figure 13.1
Wildcat Metallurgical Samples Locations

351600
351800
352000
352200
352400
352600
4491300
4491100
4490900
4490700
4490500
4490300
4490100
Legend
Property Boundary
Pit Boundary
Bottle Roll
Column Testing Composites
N
Mi
Km
Scale: 1:6,600
Wildcat Bottle Rolls and
Column Testing Composites
DATE:
2023-07-24
INTEGRA RESOURCES

Figure supplied by Integra, June, 2023.

The composites were selected to encompass the main mineralized ore-types that make up the Wildcat mineral resources and a range of gold grades. Micon's QP understands that oxide rhyolite volcaniclastic makes up approximately 90% of the mineralization, while the remaining 10% comprises mainly oxide granodiorite.

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The four composites that were prepared for the column tests were selected by the geology team from continuous drill hole samples. Two oxide composites were prepared for the rhyolite (both within the oxide material) and two composites were prepared for the granodiorite (one oxide, one fresh).

Multi-element analyses of the four composite head samples are presented in Table 13.2 and the whole rock analyses in Table 13.3.

The results of the XRD results on the four samples are summarized in Table 13.4.

Table 13.2
Wildcat Project, Metallurgical Composite Selected Analyses

Analyte	Units	4832-001	4832-002	4832-003	4832-004
As	mg/kg	631	150.5	328	573
Bi	mg/kg	0.87	0.17	0.17	0.50
C(organic)%		0.03	0.05	0.04	0.06
Cd	mg/kg	<0.02	0.03	0.03	0.09
Co	mg/kg	1.0	1.1	0.4	9.8
Cr	mg/kg	45	12	13	44
Cu	mg/kg	11.9	10.6	5.1	25.6
Fe	%	1.86	0.69	1.04	2.62
Hg	mg/kg	1.47	0.93	0.93	0.84
Mo	mg/kg	8.48	18.10	4.79	5.23
Ni	mg/kg	1.4	0.9	1.4	12.9
Pb	mg/kg	8.6	14.0	19.6	7.7
S(total)%		0.51	0.13	0.46	1.32
S(sulphide)%		0.06	0.02	0.12	1.07
S(sulphate)%		0.46	0.11	0.34	0.25
Sb	mg/kg	44.0	36.2	26.6	44.4
Se	mg/kg	2	1	1	3
Sr	mg/kg	101.0	110.5	75.5	203
Te	mg/kg	0.12	0.07	<0.05	<0.05
V	mg/kg	60	11	5	83
W	mg/kg	46.2	6.5	5.6	24.3
Zn	mg/kg	6	7	12	47

Source: McClelland Labs, Heap Leach Testing Report.

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Table 13.3
Column Metallurgical Composite Whole Rock Analyses

Analyte	4832-001 (%)	4832-002 (%)	4832-003 (%)	4832-004 (%)
SiO2	73.00	84.52	78.59	64.82
Al2O3	11.82	7.54	9.84	14.84
Fe2O3	2.61	1.02	1.44	3.64
CaO	0.10	0.08	0.05	2.03
MgO	0.55	0.16	0.09	1.54
Na2O	0.32	0.16	0.39	1.41
K2O	4.06	4.66	6.54	3.27
TiO2	0.43	0.11	0.14	0.54
MnO	<0.01	<0.01	0.01	0.05
SrO	<0.01	<0.01	0.01	0.02
BaO	0.08	0.07	0.11	0.09
Cr2O3	0.01	<0.01	<0.01	<0.01
P2O5	0.142	0.037	0.022	0.182
Loss on ignition (LOI)	5.55	1.55	2.33	6.14
SUM	98.67	99.91	99.56	98.57

Source: McClelland Labs, Heap Leach Testing Report.

Table 13.4
Column Metallurgical Composite XRD Analyses

XRD Analysis (%)
Mineral Name	4832-001	4832-002	4832-003	4832-004
Jarosite	6	<3	5	----
Kaolinite	15	<3?	----	7
K-feldspar	20	24	35	17
Mica/Illite	8	<3?	<5	7
Plagioclase Feldspar	<5	<3	----	18
Pyrite			----	<2
Quartz	40	65	53	26
Smectite	<5?	-----	----	20
"Unidentified"	<5	<5	<5	<5
XRD Clay Analysis
-2µm Material	9.4	3.4	14	19
Kaolinite	25	<3	----	14
K-feldspar	11	36	10	<3
Mica/Illite	18	<3	85	5
Quartz	5	57	<5	<5
Sepiolite	<5?	-----
Plagioclase Feldspar			----	<3
Smectite	36	-----	----	73
"Unidentified"	<5	<5	<5	<5

Source: McClelland Labs, Heap Leach Testing Report, Mineral Lab Report No.222191.

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XRD analyses showed that the column composites comprised mainly quartz and feldspar. Significant amounts of clays were detected, including illite, kaolinite and smectite. Composite 4832-004 contained about 20% smectite which suggests a high risk of permeability problems and ponding during column tests.

Bottle Roll Variability Samples

A total of 43 assay rejects samples weighing approximately 7 to 21 kg each, were selected by Millennial geologists to test the leaching amenability variability of the mineralization at Wildcat. These samples were prepared by McClelland to obtain triplicate head assay samples, 1 kg of as-received material (approximately -1.7 mm) and 1 kg of ground sample (80% passing 75µm) for bottle roll tests.

The forty-three bottle roll test samples (31 from 2022 drilling and 12 from historical drilling) were selected to represent a range of gold grades and to represent two lithologies; the rhyolite (35 samples) and Cretaceous granodiorite (8 samples). The volcaniclastic rhyolite-lapilli tuff is variably silicified, can have local sepiolite, illite, kaolinite, and smectite clay alteration, and is frequently brecciated. Granodiorite mineralization is equi-granular and composed of biotite, hornblende, plagioclase, potassium feldspar and anhedral quartz. The granodiorite can be silicified and can have clay alteration. A total of 31 samples were described as oxides, 5 as transitional and 7 as fresh (sulphide).

A summary of the variability sample average gold, silver and sulphide-sulphur analyses is included in Table 13.5. This table also describes the oxidation state and lithology of the samples, which were provided by Millennial geologists.

Table 13.5
Bottle Roll Metallurgical Variability Samples Gold, Silver and Sulphide Analyses

Sample	Oxidation	Lithology[1]	Average Gold Assay (g/t)	Average Silver Assay (g/t)	Sulphide Sulphur (%)
WC22-BR-003	Oxidized	RV	0.71	2.93	0.04
WC22-BR-004	Oxidized	RV	0.52	1.40	0.73
WC22-BR-005	Oxidized	RV	0.75	4.93	0.03
WC22-BR-006	Oxidized	RV	0.48	2.20	0.02
WC22-BR-007	Oxidized	RV	0.51	22.00	0.03
WC22-BR-008	Oxidized	G	0.51	3.20	0.06
WC22-BR-009	Sulphide	RV	0.79	3.67	0.24
WC22-BR-010	Sulphide	RV	0.76	2.23	1.01
WC22-BR-011	Oxidized	RV	0.73	13.33	0.24
WC22-BR-012	Sulphide	G	0.15	1.07	0.44
WC22-BR-013	Oxidized	RV	0.23	3.07	0.03
WC22-BR-014	Oxidized	RV	0.14	0.93	0.78
WC22-BR-015	Oxidized	G	1.29	21.67	0.03
WC22-BR-016	Oxidized	G	0.74	14.33	0.03
WC22-BR-017	Sulphide	RV	0.19	1.17	0.68
WC22-BR-018	Oxidized	RV	0.30	3.13	0.01
WC22-BR-019	Oxidized	RV	1.73	7.43	0.17
WC22-BR-020	Transitional	G	1.09	12.00	0.96

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Sample	Oxidation	Lithology[1]	Average Gold Assay (g/t)	Average Silver Assay (g/t)	Sulphide Sulphur (%)
WC22-BR-021	Sulphide	G	1.02	4.37	1.11
WC22-BR-022	Sulphide	G	0.16	2.00	0.84
WC22-BR-023	Oxidized	RV	0.54	4.97	0.04
WC22-BR-024	Oxidized	RV	0.45	3.63	0.05
WC22-BR-025	Oxidized	RV	0.77	2.87	0.01
WC22-BR-026	Transitional	RV	1.51	16.00	2.85
WC22-BR-027	Sulphide	R	0.27	2.80	0.93
WC22-BR-028	Oxidized	RV	0.49	5.40	0.09
WC22-BR-029	Oxidized	RV	1.39	2.37	0.11
WC22-BR-030	Oxidized	RV	0.32	1.67	0.01
WC22-BR-031	Transitional	RV	0.23	1.20	0.45
WC22-BR-032	Oxidized	RV	0.23	2.07	0.01
WC22-BR-033	Oxidized	RV	0.74	5.43	0.01
WC22-BR-034	Oxidized	G	0.46	4.23	1.07
WC22-BR-035	Oxidized	RV	0.75	8.03	0.20
WC22-BR-036	Oxidized	RV	0.37	3.50	0.01
WC22-BR-037	Oxidized	RV	0.20	1.03	0.32
WC22-BR-038	Transitional	RV	1.12	5.00	1.16
WC22-BR-039	Oxidized	RV	0.42	4.10	0.01
WC22-BR-040	Oxidized	RV	0.91	10.33	0.26
WC22-BR-041	Oxidized	RV	0.20	2.03	0.01
WC22-BR-042	Oxidized	RV	0.31	2.77	0.14
WC22-BR-043	Oxidized	RV	0.48	4.03	0.01
WC22-BR-044	Oxidized	RV	0.69	4.97	0.26
WC22-BR-045	Sulphide	RV	0.78	7.40	0.98

1 Lithology: R=Rhyolite, RV=Rhyolite Volcanoclastic and G=Granodiorite.

Gold and silver head grades of the variability samples varied from 0.14 to 1.79 g/t Au (average 0.61 g/t) and 1.0 to 23 g/t Ag (average 5.4 g/t).

Sulphide sulphur content varied between <0.01% to 2.85%, with the highest values tending to be in the transitional ore type samples. Three samples categorized as oxidized (WC22-BR-004, 014 and 034) had relatively high sulphide sulphur contents (>0.5%) and may have been mistakenly classified.

The variability sample assays also included total and organic carbon, total sulphur, multi-element and classic whole rock analysis.

Carbon content was generally low for all samples, which suggests a low risk of preg-robbing, although one transitional sample (WC-BR-28) had a relatively high inorganic carbon content (2.5%) and one oxide sample had an elevated organic carbon content (1.2%).

The ICP multi-element scan showed that copper content was typically low, averaging 10 g/t, mercury between 0.05 and 20 g/t, and arsenic typically below 500 g/t, although two sulphide samples were above 1,000 g/t.

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A total of 61 pieces of broken drill core comprising different ore-types found within the deposit were selected by Millennial for crusher work index determinations.

The QP considers that the metallurgical samples are representative of the mineralization occurring at the Wildcat deposit.

13.1.3 Wildcat Project, Metallurgical Testing

13.1.3.1 Comminution Tests

The average Bond crusher work index test results using 61 drill core samples was approximately 7.8 kWh/t (metric). The average results for the four categorized ore-types ranged from 6.5 to 9.4 kWh/t. All ore-types were classified as "very soft".

The standard Bond abrasion index was determined for each of the four column composite samples. Granodiorite composites 4832-001 and 004 were classed as "moderately abrasive" with abrasive index values about 0.2 g, while the rhyolite volcanoclastic samples (4832-002 and 003) were classified as "very abrasive" with abrasive index values around 0.4 g.

13.1.3.2 Bottle Roll Leach Testing

Standard bottle roll leach tests were completed on each of the four column test composites, at feed sizes of 80% passing (P80) 9.5 mm and 75 µm, as well as each of the 43 variability samples at as-received sizing (about -1.7 mm) and a P80 of 75 µm. Tests were undertaken by McClelland to obtain preliminary information on the cyanide heap and agitation leach amenability of a range of different ore-types, and the influence of crush/grind size and leach residence time.

The conditions for the kinetic leach tests included pulp density of 40 wt.% solids, pH of 11.0 with hydrated lime addition and sodium cyanide concentration of 1.0 g/L NaCN. All samples with a P80 of 75 µm were operated continuously for 72 hours, with brief stoppages at predetermined intervals for sampling, while the coarse samples were leached for 96 hours, with intermittent 1 minute rolling per hour to minimize sample breakage.

These leach test results for the column test composite samples are summarized in Table 13.6. As expected, gold and silver extractions were significantly higher for the fine grind tests, compared to the P80 19.5 mm tests, although 77% gold extraction was achieved for coarse crush sample 4832-002. The sulphide sample (4832-004) tests gave low gold extractions, even with fine grinding, suggesting that the gold in this sample was "refractory".

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Table 13.6
Summary of Column Composite Sample Bottle Roll Leach Test Results

Sample	Target P80 Size, mm	Gold Head Grade (g/t)		Silver Head Grade (g/t)		Final Extraction		NaCN Consumption	Lime Addition
		Calc.	Assay	Calc.	Assay	Au (%)	Ag (%)	kg/t	Kg.t
4832-001	9.5	1.45	1.94	17	17	30.3	17.8	<0.07	4.6
4832-001	0.075	1.31	1.94	13	17	85.5	75.4	0.97	4.7
4832-002	9.5	0.61	0.75	8.9	8.1	77.0	22.5	<0.07	0.8
4832-002	0.075	0.72	0.75	9.3	8.1	91.7	61.3	0.27	1.5
4832-003	9.5	0.39	0.36	2.3	2.3	51.3	13.0	<0.07	1.1
4832-003	0.075	0.24	0.36	1.4	2.3	70.8	50.0	0.40	1.4
4832-004	9.5	0.54	0.60	3.8	4.7	13.0	13.2	0.10	1.6
4832-004	0.075	0.41	0.60	3.1	4.7	26.8	35.5	0.42	2.2

The gold and silver extractions for the variability bottle roll tests are presented in Figure 13.2 for the 43 as-received -1.7 mm samples and Figure 13.3 for the P80 75 µm ground samples.

Figure 13.2
-1.7 mm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content

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Figure 13.3
P80 75 µm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content

The bottle roll results presented in Figure 13.2 and Figure 13.3 show a negative trend of gold recovery with sulphide sulphur content. Both the coarse and fine-grained bottle roll tests indicated a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3% S. Silver recoveries also tended to reduce with higher sulphur, although this trend was more pronounced with the P80 75 µm tests.

Table 13.7 presents the average bottle roll test results for each mineralization-type.

Table 13.7
Average Bottle Roll Leach Test Results for Each Mineralization-Type

Sample	Size	Average Head Grade			Average Extraction
		Au g/t	Ag g/t	Sulphide %	Au (%)	Ag (%)
All Samples	P100 -1.7mm	0.61	5.42	0.38	49.5	32.1
	P80 75µm	0.61	5.42	0.38	57.7	51.7
All Sample <0.3%S	P100 -1.7mm	0.64	6.07	0.08	66.4	35.7
	P80 75µm	0.64	6.07	0.08	76.7	62.2
All Samples >0.3% S	P100 -1.7mm	0.57	4.19	0.95	18.1	25.4
	P80 75µm	0.57	4.19	0.95	22.1	32.1
All Oxide	P100 -1.7mm	0.59	5.61	0.16	61.2	35.7
	P80 75µm	0.59	5.61	0.16	69.9	59.3
Oxide - G	P100 -1.7mm	0.75	10.9	0.30	52.6	40.3
	P80 75µm	0.75	10.9	0.30	71.8	64.8

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Sample	Size	Average Head Grade			Average Extraction
		Au g/t	Ag g/t	Sulphide %	Au (%)	Ag (%)
Oxide - RV	P100 -1.7mm	0.57	4.84	0.13	62.4	35.0
	P80 75µm	0.57	4.84	0.13	69.6	58.5
Sulphide	P100 -1.7mm	0.51	3.09	0.78	18.7	21.7
	P80 75µm	0.51	3.09	0.78	26.6	29.9
Transition	P100 -1.7mm	0.99	8.55	1.36	21.2	24.6
	P80 75µm	0.99	8.55	1.36	25.1	36.1

The average results for the predominant mineralization types (oxide RV and oxide G) gave average gold extractions of 62% and 53% for -1.7 mm tests and 70% and 72% for the P80 75 µm tests, respectively. Discounting the oxide samples containing 0.3% sulphide sulphur, the average gold recoveries increased about 5% for the rhyolite samples and approximately 13% for the granodiorite material.

The classified sulphide and transition samples give average gold recoveries of around 20% for the -1.7 mm tests and about 25% for the P80 75 µm bottle rolls.

13.1.3.3 Column Leach Testing

Column leach tests were completed by McClelland on each of the four composite samples. Three crush sizes (P80 19 mm, 9.5 mm and 6.3 mm) were tested for each composite, with two additional high pressure grinding roll (HPGR) crushed tests (P80 3.4 mm and 1.7 mm) for composite 4832-003. There were 14 column tests in total. The P80 6.3 mm test samples were also produced using laboratory high pressure grinding rolls (HPGR), while conventional laboratory jaw crushers were used to prepare the two coarser test samples.

The objective of this preliminary column leach test program was to assess the amenability of the mineralization to potential heap leach technology to recovery gold and silver. The tests were prepared and operated so that data could be obtained to assess extraction rates, overall recoveries and reagent requirements.

The tests used 100 mm diameter by 3 m high columns which typically contained about 33 kg of sample, although three P80 19.5 mm tests (4832-002, 003 and 004) used 150 mm diameter columns each containing around 73 kg of sample.

Dry hydrated lime was added to all column feeds based on the bottle roll requirements and, where required, agglomeration was conducted by adding cement and water while mechanically tumbling. Aggregates were cured for 3-days in the columns prior to applying leach solution.

Leach solution, typically containing 0.5 g/l NaCN, was continuously fed to the columns at a rate of 0.20 L/min/m2 (0.005 gpm/ft2). Daily samples of pregnant solution were analyzed for Au and Ag content, cyanide concentration and pH. Pregnant solution was pumped through carbon columns to recover precious metals and the resultant barren solution was analyzed, adjusted with appropriate reagents, and recycled. Nearing the end of the leach cycle, rest periods were used to maintain higher pregnant solution tenors.

Leach solution cyanide concentration was increased on specific leach days from 0.5 to 1.0 g/L NaCN for P80 19 mm (leach day 36) and 9.5 mm (leach day 46) tests for composite 4832-003. The purpose of this adjustment was to investigate the potential of increasing recovery rates with increased cyanide solution strength.

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A summary of the final column test results is presented in Table 13.8.

Table 13.8
Summary of Final Column Leach Test Results

Sample	Size (P80)	Leach/Rinse Days	Solution Applied, T sol. / t ore	Au		Ag		NaCN kg/t	Lime kg/t	Cement kg/t
				Calc. Head. g/t	Rec. %	Calc. Head g/t	Rec. %
4832-001	19mm	120	8.3	1.43	45.5	16.2	21.0	2.22	4.6	-
4832-001	9.5mm	115	7.9	1.34	52.2	15.4	29.9	2.32	4.6	-
4832-001	6.3mm (HPGR)	99	7.0	1.50	48.7	13.2	36.4	1.56	-	10

4832-002	19mm	120	6.8	0.84	81.0	7.8	30.8	1.38	0.8	-
4832-002	9.5mm	110	6.6	0.84	85.7	7.9	32.9	1.65	0.8	-
4832-002	6.3mm (HPGR)	99	5.5	0.87	83.9	8.5	31.8	1.04	-	4

4832-003	19mm	105	4.6	0.35	57.1	2.2	13.6	0.91	1.1	-
4832-003	9.5mm	95	3.5	0.37	59.5	2.7	14.8	1.09	1.1	-
4832-003	6.3mm (HPGR)	84	3.7	0.35	65.7	2.5	20.0	0.8	1.1	-
4832-003	3.4mm (HPGR)	70	2.6	0.41	58.5	2.7	18.5	0.48	-	8
4832-003	1.7mm (HPGR)	71	2.7	0.41	58.5	2.5	24.0	0.51	-	10

4832-004	19mm	92	3.4	0.60	11.7	5.2	15.4	0.31	-	8
4832-004	9.5mm	92	3.4	0.67	13.4	5.2	17.3	0.44	-	8
4832-004	6.3mm (HPGR)	76	3.3	0.65	16.9	5.4	18.5	0.32	-	12

The kinetic gold recovery curves for the P80 19 mm, 9.5 mm and 6.3 mm column tests are presented in Figure 13.4, Figure 13.5 and Figure 13.6, respectively.

Gold recoveries for Composite 4832-001 (oxidized granodiorite) ranged from 46% to 52% in 99 to 120 days of leaching and rinsing. The composite was not highly sensitive to crush size and the best performance was the P80 9.5 mm test. However, there was a consistent improvement in silver extraction with smaller feed size. Compared to the other composite samples, 4832-001 had the highest cyanide consumption (1.56 to 2.32 kg/t) and required the highest lime addition (4.6 kg/t) to maintain a pH of around 10.

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Figure 13.4
Column Leach Gold Recoveries - P80 19 mm

Figure 13.5
Column Leach Gold Recoveries - P80 9.5 mm

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Figure 13.6
Column Leach Gold Recoveries - P80 6.3 mm (HPGR)

Gold recoveries for Composite 4832-002 (oxidized rhyolite volcaniclastic) ranged from 81% to 86% in 99 to 120 days of leaching and rinsing. The composite was not highly sensitive to crush size, although the best gold performance was the P80 9.5 mm test, while the silver recoveries were almost the same for all tests. Leaching was relatively rapid with about 80% gold extraction achieved in 40 days for the two smaller crush sizes, although the P80 19 mm test was slower. Compared to the other composite samples, 4832-002 had the second highest cyanide consumption (1.04 to 1.65 kg/t) but required the least lime addition (0.8 kg/t).

Gold recoveries for Composite 4832-003 (oxidized rhyolite volcaniclastic) ranged from 57% to 66% in 70 to 105 days of leaching and rinsing. The composite was not highly sensitive to crush size with respect to gold recovery, all tests from P80 19 mm to 1.7 mm achieved gold extractions of around 59%, with exception of the P80 6.3 mm test, which was 66%. Silver recoveries ranged from 14% to 24%, with better performance for P80 6.3 mm material or smaller. Leaching was relatively rapid with gold extraction essential complete after 20 days. Compared to the other composite samples, 4832-003 had the second lowest cyanide consumption (0.48 to 1.09 kg/t), lime addition was 1.1 kg/t.

Gold and silver recoveries for Composite 4832-004 (sulphide granodiorite) were low, less than 17% for Au and 19% Ag for all three tests.

Recovery by size analysis by McClelland on all column tests suggested that the oxidized samples (4832-001 to 003) would not substantially benefit from finer crushing, size fraction recoveries larger than 75 µm were all similar.

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McClelland noted that there was very little slumping (typically less than 1%) during leaching for all column tests and there were no issues with solution channeling or fines migration during leaching.

Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolite vocaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. These results suggest oxidized granodiorite may require cement agglomeration or blending with high permeability material.

The physical characteristics of the column leach test samples are summarized in Table 13.9.

Table 13.9
Physical Characteristics of the Wildcat Column Leach Test Samples

Composite Sample	Test No.	Feed Size	Weight (kg)	Moisture				Bulk Density (t/m3)
				initial	Agglom.	Saturate	Retained	Initial	Final
4832-001	CL-1	80%-19mm	32.4	1.3	NA	15.9	12.1	1.41	1.42
4832-001	CL-2	80%-9.5mm	33.2	1.7	na	21.4	15	1.47	1.48
4832-001	CL-8	80%-6.3mm (HPGR)	31.7	1.6	12.6	22.8	16.4	1.19	1.2

4832-002	CL-4	80%-19mm	73	0.3	NA	9.1	7.2	1.43	1.45
4832-002	CL-3	80%-9.5mm	33.5	0.3	NA	11.3	8.2	1.41	1.42
4832-002	CL-9	80%-6.3mm (HPGR)	32	,4	9.9	16.7	12.2	1.35	1.36

4832-003	CL-5	80%-19mm	71.6	0.8	NA	7.8	6.3	1.41	1.42
4832-003	CL-7	80%-9.5mm	34.5	0.6	NA	10.6	7.5	1.5	1.5
4832-003	CL-11	80%-6.3mm (HPGR)	33.2	0.5	NA	14.5	10.7	1.57	1.58
4832-003	CL-13	80%-3.4mm (HPGR)	34.8	0.6	12.8			1.21	1.22
4832-003	CL-14	80%-1.7mm (HPGR)	34.8	0.7	15.4			1.12	1.14

4832-004	CL-6	80%-19mm	71	2.5	11.1	18.8	13.7	1.34	1.36
4832-004	CL-10	80%-9.5mm	33	2.3	12.8	20	14.5	1.26	1.27
4832-004	CL-12	80%-6.3mm (HPGR)	31.5	2.2	12.8	18.8	13.5	1.22	1.23

Source: McClelland Final Report.

The physical characteristics data showed that there was very little slumping (typically less than 1%) during leaching for all column tests and there were no issues with solution channeling or fines migration during leaching.

13.1.3.4 Other Metallurgical Tests

Additional tests completed by McClelland during this phase of metallurgical testwork included diagnostic leaching, preliminary gravity separation amenability tests and pressure oxidation tests.

Precious Metals Deportment - Diagnostic Leach Test

McClelland completed a diagnostic leach test for gold and silver deportment of composite samples 4832-001 and 003. This procedure identifies the mineral associations via wet-chemical analytical methods for gold and silver and provides an indication of potential methods for their extraction. The results for the two composite samples ground to 106 microns are shown in Table 13.10.

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Table 13.10
Summary of Diagnostic Leach Test Results

Mineral Association	4832-001		4832-003
	Au (%)	Ag (%)	Au (%)	Ag (%)
Direct cyanide soluble	90.9	85.6	80.8	65.3
Calcite, dolomite, sulphates, pyrrhotite, iron oxides	4.5	1.3	7.7	2.1
Pyrite, marcasite, arsenopyrite	0.0	0.4	3.8	0.8
Carbonaceous material	0.9	1.0	0.0	5.0
Locked in gangue	3.6	11.7	7.7	26.8
Total	100.0	100.0	100.0	100.0
The 4832-001 (oxidized granodiorite) composite contained nearly 91% directly cyanide soluble gold, with minor constituents associated with other minerals. Silver was 85% cyanide soluble with significant associations with gangue mineralization.

For the 4832-003 (oxidized rhyolite volcaniclastic) composite, 81% of gold was directly cyanide soluble, with significant gold associated (about 8%) with carbonates, sulphates, iron oxides and readily oxidized sulphides. Silver was 65% cyanide soluble and about 27% associated with gangue minerals.

Gravity Separation Tests

In order to determine the potential of gravity concentration to recover gold, gravity separation tests were completed using all four column composite samples. Samples were ground to P80 150 µm and fed to a laboratory 3-inch Knelson fixed bed centrifugally enhanced concentrator (MD3), the concentrate from which was cleaned using hand panning. A summary of the gravity test results is presented in Table 13.11.

Table 13.11
Summary of the Wildcat Sample Gravity Test Results

Sample	Gravity Conc. Wt.%	Cleaner Conc. Grade		Cleaner Recovery
		Au g/t	Ag g/t	Au %	Ag %
4832-001	0.08	216	870	13.0	5.7
4832-002	0.14	26.2	120	5.4	2.0
4832-003	0.07	554	228	48.8	7.3
4832-004	0.08	25.7	77	3.2	1.5

Test results showed that composite 4832-003 responded reasonably well to gravity separation with 52% of the gold reporting to the Knelson rougher concentrate and 49% to the cleaner concentrate. McClelland noted that, despite the encouraging test result, no coarse particulate gold was identified during microscopic examination of the cleaner concentrate. The other three composites responded poorly to gravity concentration treatment.

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Pressure Oxidation and Cyanidation

Pressure oxidation (POX) tests were undertaken by McClelland using column composites 4832-001 and 003 to determine if the relatively low gold extractions of these two samples were due to locking in sulphides. Samples were ground to P80 75 µm, diluted to 15 wt.% solids in acid solution (pH<2) and treated in an autoclave with oxygen for two hours at 225 °C. POX discharge solids were filtered then leached with cyanide for 72 hours.

Results for composite 4832-001 (oxidized granodiorite) gave higher gold recoveries compared to comparative untreated bottle roll tests (93% versus 85%) but lower silver recoveries, possibly due to the formation of non-soluble silver jarosite. This test suggests that about 8% of the gold is associated with carbonate or sulphide minerals.

POX tests using composite 4832-003 (oxidized rhyolite volcaniclastic) also improved the gold recovery compared to the untreated bottle roll test (87% versus 71%) but had lower silver recovery. This test infers that about 16% of the gold is locked in carbonates or sulphides.

13.2 Wildcat Project, Testwork Conclusions and Recommendations

The composite samples selected by Millennial to represent typical oxide mineralization within the Wildcat mineral resources were amenable to heap leaching. Column leach tests suggest that gold extractions of around 60% to 80% could be achieved for the predominate ore-type (oxide rhyolite volcaniclastic) under typical design conditions. Gold recoveries of about 50% from oxide granodiorite were achieved from column leach tests. Corresponding silver extractions of between 20% to 30% would be expected from oxide mineralization. Column test results using sulphide mineralization suggested that this material was not amenable to heap leaching.

Both the coarse and fine-grained bottle roll tests indicated a significant negative gold recovery versus sulphur content relationship, with a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3%. Silver recoveries also tended to reduce with higher sulphur, although this trend was more pronounced with the fine grained P80 75 µm tests.

Bottle roll cyanide and lime requirements for oxide rhyolite volcaniclastic samples tested were reasonable, typically about 0.2 kg NaCN /t and 1.4 kg lime /t. However, reagent requirements for the oxide granodiorite samples were significantly higher. Corresponding cyanide consumptions for the column tests were 3 to 5 times higher, primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolitic vocaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. This result suggest oxidized granodiorite may require cement agglomeration or blending with high permeability material.

During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channelling or fines migration during leaching.

Wildcat samples were classified as "very soft" in terms of crusher work index and "moderate to very abrasive" based on Bond abrasion index.

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It is recommended that the following program of testing be undertaken during the next stage of Project development:

  Additional column leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.

  Samples for the additional column tests should be selected to ensure that all lithologies within the mineral resources are fully represented. The known resources should also be fully spatially represented.

  Further agglomeration and/or blending testwork with associated load/permeability tests should be conducted on representative samples of oxidized granodiorite.

  Geochemical characterization testwork is recommended on representative feed and residue samples.

  Appropriate additional comminution and hardness testing needs to be considered.

  Additional variability bottle roll testwork should be undertaken to ensure that all types of mineralization within the mineral resources have been evaluated.

13.3 Mountain View Project

13.3.1 Historical Testwork

The following notes are taken from the 2002 Technical Report by Snowden:

  In 1994, Canyon carried out bottle-roll tests on twenty-two samples at Barringer Laboratories in Reno, Nevada. The samples were collected from drill holes MV93-53 as ten 20 ft composite samples from "high-grade" intercepts, and from hole MV94-54 as twelve 20 ft composites from "low-grade" intercepts. These tests were undertaken to determine the amenability of the mineralization to cyanide leaching. According to WGM (1997) the test results varied considerably, with gold recoveries ranging from about 20 to over 90%.
  In 1995, Homestake completed preliminary wet screen analyses at Kappes, Cassidy and Associates (KCA) on selected intervals from drill hole MV94-77. This testwork was completed to check for gold distribution within the sample and to test for coarse gold. The results indicated that gold reports disproportionately to the -200-mesh fraction, and that nugget effects were negligible in the samples reviewed (assaying 2.7 to 3.4 g/t Au).

13.3.2 2022/23 McClelland Testwork

The PEA testwork program completed by McClelland in 2023 for the Mountain View Project comprised column leach tests using four drill core composites, variability bottle roll leach tests on forty-three drill core samples, standard crusher work index and abrasion index tests, gravity separations tests and preliminary flotation tests using four selected sulphide variability samples. The program also included multi-element chemical analyses and mineralogical characterization of the test column composites.

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13.3.2.1 Sample Provenance and Characterization

Samples for metallurgical testing were selected by Millennial geologists. The selection criteria included main ore-types, oxidation, location, and gold grade. These samples included broken mineralized drill core used for the column leach tests, assay rejects used for variability bottle roll leach tests, and broken drill core for crusher index testing. The locations of the Mountain View metallurgical samples are provided in Figure 13.7.

Figure 13.7
Mountain View Metallurgical Samples Locations

Figure supplied by Integra, June, 2023.

Mountain View Column Leach Test Composite Samples

The four heap leach composite samples included the following:

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  Composite 4776-001, low gold grade oxide mineralization, average direct assay 0.28 g/t Au, 3.2 g/t Ag, 0.02% S (sulphide). Forty-two samples from drill holes MVCD-0010, 0013, 0016A, 0004, 0012, 0005 and 0015, weighing 265 kg.

  Composite 4776-002, medium gold grade oxide mineralization, average direct assay 0.44 g/t Au, 4.4 g/t Ag, 0.02% S (sulphide). Forty-seven samples from drill holes MVCD-0016A, 0015, 0005, 0010, 0012 and 0004, weighing 270 kg.

  Composite 4776-003, high gold grade oxide mineralization, average direct assay 1.77 g/t Au, 7.6 g/t Ag, 0.02% S (sulphide). Forty-two samples from drill holes MVCD-0013, 0010, 0006, 0005, 0004, 0012, 0015, 0003 and 0008, weighing 265 kg.

  Composite 4776-004, medium grade transition mineralization, average direct assay 1.18 g/t Au, 18 g/t Ag, 0.04% S (sulphide). Forty-two samples from drill holes MVCD-0015, 0016A, 0012, 0005 and 0013, weighing 260 kg.

The oxide composites were selected to provide a range of gold grades and the transition composite was selected to evaluate the metallurgical performance of material found near the oxide-sulphide boundary within the deposit. The column test material was composed mostly of rhyolitic material and tertiary alluvium (Tal).

Multi-element analyses of the four composite head samples are presented in Table 13.12and the whole rock analysis in Table 13.13.

Table 13.12
Mountain View Project, Metallurgical Composite Selected Analyses

Analyte	Units	4776-001	4776-002	4776-003	4776-004
As	mg/kg	64.4	82	219	431
Bi	mg/kg	0.05	0.03	0.04	0.21
C(organic)%		0.04	0.03	0.04	0.03
Cd	mg/kg	0.08	0.13	0.15	0.47
Co	mg/kg	3.5	2.9	2.2	4.9
Cr	mg/kg	11	10	12	21
Cu	mg/kg	17.4	15	12	13.7
Fe	%	1.19	1.18	1.24	2.24
Hg	mg/kg	0.309	0.338	0.599	2.4
Mo	mg/kg	1.98	2.69	4.57	5.58
Ni	mg/kg	5.3	4	3.2	6.8
Pb	mg/kg	26	23.7	23.7	31
S(total)%		0.03	0.03	0.04	0.59
S(sulphide)%		0.02	0.02	0.02	0.41
S(sulphate)%		0.01	0.01	0.02	0.18
Sb	mg/kg	16.15	13.5	29.3	83
Se	mg/kg	<1	1	1	4
Sr	mg/kg	35.6	28.8	21.5	51.3
Te	mg/kg	<0.05	<0.05	<0.05	<0.05
V	mg/kg	19	17	15	43
W	mg/kg	3.5	6.7	3.7	13.6
Zr	mg/kg	132	126	121	149.5
Zn	mg/kg	35	38	41	70

Source: McClelland Labs, Heap Leach Testing Report.

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Table 13.13
Mountain View Project, Column Metallurgical Composite Whole Rock Analyses

Analyte	4776-001 (%)	4776-002 (%)	4776-003 (%)	4776-004 (%)
SiO2	75.10	76.22	77.07	74.12
Al2O3	12.50	12.00	11.30	11.50
Fe2O3	1.79	1.77	1.82	3.27
CaO	0.27	0.21	0.14	0.26
MgO	0.21	0.18	0.13	0.39
Na2O	0.67	0.62	0.57	0.51
K2O	5.69	5.70	5.93	6.76
TiO2	0.16	0.15	0.11	0.28
MnO	0.02	0.03	0.04	0.03
SrO	<0.01	<0.01	<0.01	<0.01
BaO	0.01	0.01	0.01	0.03
Cr2O3	<0.01	<0.01	<0.01	<0.01
P2O5	0.025	0.022	0.028	0.082
Loss on ignition (LOI)	3.06	2.87	2.38	2.56
SUM	99.50	99.78	99.53	99.79

Source: McClelland Labs, Heap Leach Testing Report.

The XRD results on the four samples are summarized in Table 13.14.

Table 13.14
Mountain View Column Metallurgical Composite XRD Analyses

XRD Analysis (%)
Mineral Name	4832-001	4832-002	4832-003	4832-004
Kaolinite	17	17	13	12
K-feldspar	37	38	38	41
Plagioclase Feldspar	7	7	6	<5
Pyrite	----	----	----	<2
Quartz	35	35	40	39
"Unidentified"	<5	<5	<5	<5
XRD Clay Analysis
-2µm Material	11	10	15	8
Chlorite	----	----	----	<3?
Kaolinite	42	40	33	26
K-feldspar	33	40	54	43
Mica/Illite	<5	----	----	10
Plagioclase Feldspar	----	<3?	----	----
Quartz	10	<5	<5	<5
Smectite	8	14	6	13
"Unidentified"	<5	<5	<5	<5

Source: McClelland Labs, Heap Leach Testing Report, Mineral Lab Report No.222125.

XRD analyses showed that the column composites comprised mainly quartz and feldspar. Significant amounts of clays were present in all composites, mainly kaolinite but also minor smectite.

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Mountain View Bottle Roll Variability Samples

A total of forty-three assay rejects samples weighing approximately 7 to 21 kg each were selected by Millennial to test the leaching amenability variability of the mineralization at Mountain View. McClelland prepared these samples to obtain triplicate head assay samples, 1 kg of as-received material (approximately -1.7 mm) and 1 kg of ground sample (80% passing 75µm) for bottle roll tests.

Millennial geologists selected the variability samples based on grade, oxidation and lithologies. Four samples were selected in the tertiary volcaniclastic alluvium (Tal) rocks described as conglomeratic and containing bomb-sized clasts of rhyolite, mafic andesitic to basaltic rocks, and other dark grey to brown sediments. Thirty-one samples were selected in the rhyolite that is variably silicified, can have local white clay alteration, and is frequently brecciated. Seven samples were selected within the volcano-sedimentary rocks (Kvs), which are estimated to be older than tertiary, medium to dark grey, can have graded bedding, matrix supported, and compositionally are andesitic to balsaltic.

The samples selected comprised 20 representing oxide mineralization, 16 in the transition zone, and six in the fresh (sulphide) rocks.

A summary of the variability sample average gold, silver and sulphide sulphur analyses is included in Table 13.15. This table also provides a description of the samples, which were provided by Millennial geologists.

Table 13.15
Mountain View Bottle Roll Metallurgical Variability Samples, Gold, Silver and Sulphide Analyses

Sample	Description[1]	Average Gold Assay (g/t)	Average Silver Assay (g/t)	Sulphide Sulphur (%)
4776-005	LGOX-01	0.41	3.20	< 0.01
4776-006	LGOX-02	0.24	2.80	< 0.01
4776-007	LGOX-03	0.21	1.20	< 0.01
4776-008	LGOX-04	0.15	0.90	< 0.01
4776-009	LGOX-05	0.28	2.00	< 0.01
Average	LGOX	0.26	2.02	0.00
4776-010	LGSU-01	0.16	2.60	1.73
4776-011	LGSU-02	0.25	2.80	0.66
Average	LGSU	0.21	2.70	1.20
4776-012	LGTR-01	0.36	5.50	0.12
4776-013	LGTR-02	0.22	6.60	< 0.01
4776-014	LGTR-03	0.17	1.90	1.10
Average	LGTR	0.25	4.67	0.61
4776-015	MGOX-01	0.43	2.50	< 0.01
4776-016	MGOX-02	0.49	1.40	< 0.01
4776-017	MGOX-03	0.53	3.30	< 0.01
4776-018	MGOX-04	0.70	4.80	< 0.01
4776-019	MGOX-05	0.36	4.00	< 0.01
4776-020	MGOX-06	0.80	2.50	< 0.01
4776-021	MGOX-07	0.50	8.10	< 0.01
Average	MGOX	0.54	3.80	0.00
4776-022	MGSU-01	0.48	3.90	1.94
4776-023	MGSU-02	5.30	12.00	3.50

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Sample	Description[1]	Average Gold Assay (g/t)	Average Silver Assay (g/t)	Sulphide Sulphur (%)
Average	MGSU	2.89	7.95	2.72
4776-024	MGTR-01	0.45	6.30	0.13
4776-025	MGTR-02	0.49	3.20	< 0.01
4776-026	MGTR-03	1.12	6.70	0.55
4776-027	MGTR-04	0.29	1.50	< 0.01
4776-028	MGTR-05	0.65	11.70	0.04
4776-029	MGTR-06	6.96	6.30	< 0.01
Average	MGTR	1.66	5.95	0.24
4776-030	HGOX-01	0.62	1.80	< 0.01
4776-031	HGOX-02	0.70	3.30	< 0.01
4776-032	HGOX-03	0.82	4.40	< 0.01
4776-033	HGOX-04	1.31	14.00	< 0.01
4776-034	HGOX-05	1.23	9.70	< 0.01
Average	HGOX	0.94	6.64	0.00
4776-035	HGSU-01	1.99	53.00	0.04
4776-036	HGSU-02	1.40	9.60	3.02
Average	HGSU	1.70	31.30	1.53
4776-037	HGTR-01	0.76	54.00	0.02
4776-038	HGTR-02	0.48	31.30	1.55
4776-039	HGTR-03	2.26	17.30	1.08
4776-040	HGTR-04	1.09	5.30	0.52
Average	HGTR	1.15	26.98	0.79
4776-041	SHGOX-01	1.40	14.00	< 0.01
4776-042	SHGOX-02	1.54	14.00	< 0.01
4776-043	SHGOX-03	0.48	65.30	2.79
Average	SHGOX	1.14	31.10	2.79
4776-044	SHGTR-01	1.65	40.00	0.31
4776-045	SHGTR-02	2.91	25.70	0.60
4776-046	SHGTR-03	2.41	17.70	0.36
Average	SHGTR	2.32	27.80	0.42

1, OX = oxide, TR = transition, s=sulphide, LG- low grade, MG=medium grade, HG=high grade, SHG=super high grade.

Gold and silver head grades of the variability samples varied from 0.15 to 6.96 g/t Au (average 1.07 g/t) and 0.9 to 65 g/t Ag (average 11.6 g/t).

Sulphide sulphur content varied between <0.01% to 3.50%, with the highest values tending to be in the sulphide (fresh) ore type samples.

The variability sample assays also include total and organic carbon, total sulphur, multi-element and classic whole rock analysis.

Carbon content was generally low for all samples, which suggests a minimal risk of preg-robbing, although one transitional sample (SHGTR-03) had a relatively high inorganic carbon content (4.0%).

The ICP multi-element scan showed that copper content was typically low averaging 18 g/t, mercury between 0.05 g/t and 8 g/t, and arsenic typically below 500 g/t, although five samples were above 1,000 g/t.

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A total of forty-six pieces of broken drill core comprising three different ore-types found within the deposit were selected by Millennial for crusher work index determinations. These were identified as shallow rhyolite (SR), deep rhyolite (DR) and basalt/volcano sedimentary (B/VCS).

The QP considers that the metallurgical samples are representative of mineralization occurring at the Mountain View deposit.

13.3.3 Mountain View Project, Metallurgical Testing

13.3.3.1 Comminution Tests

The average Bond crusher work index test results using 46 drill core samples was approximately 5.8 kWh/t (metric). The average results for the four categorized ore-types ranged from 5.5 to 8.0 kWh/t. All ore-types were classified as "very soft."

The standard Bond abrasion index was determined for each of the four column composite samples. The oxide medium grade composite sample (4776-002) was classified as "moderately abrasive" with an index of 0.17 g while all the other three composites were classified as "abrasive", with values ranging from 0.20 to 0.30 g.

13.3.3.2 Bottle Roll Leach Testing

Standard bottle roll leach tests were completed on each of the four column test composites at feed sizes of 80% passing (P80) 9.5 mm and 75 µm, as well as each of the 42 variability samples at as-received sizing (about -1.7 mm) and a P80 of 75 µm. Tests were undertaken by McClelland to obtain preliminary information on the cyanide heap and agitation leach amenability of a range of different ore-types and the influence of crush/grind size and leach residence time.

The conditions for the kinetic leach tests included pulp density of 40 wt.% solids, pH of 11.0 with hydrated lime addition and sodium cyanide concentration of 1.0 g/L NaCN. All P80 75 µm were operated continuously for 72 hours with brief stoppages at predetermined intervals for sampling, while the coarse samples were leached for 96 hours, with intermittent 1 minute rolling per hour to minimize sample breakage.

These leach test results for the column test composite samples are summarized in Table 13.16. As expected, gold and silver extractions were significantly higher for the fine grind tests compared to the P80 19.5 mm tests. The transition sample (4776-004) tests gave lower gold extractions than the oxide composites, although the fine grind test resulted in about 88% gold extraction which suggests that the gold in this sample was not "refractory".

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Table 13.16
Summary of Column Composite Sample Bottle Roll Leach Test Results

Sample	Target P80 Size, mm	Gold Head Grade (g/t)		Silver Head Grade (g/t)		Final Extraction		NaCN Consumption	Lime Addition
		Calc.	Assay	Calc.	Assay	Au (%)	Ag (%)	kg/t	Kg.t
4776-001	9.5	0.31	0.27	3.10	3.20	87.1	12.9	0.07	1.40
4776-001	0.075	0.27	0.27	3.30	3.20	92.6	33.3	0.08	0.70
4776-002	9.5	0.44	0.41	4.00	4.27	90.9	20.0	0.07	1.40
4776-002	0.075	0.47	0.41	4.40	4.27	95.7	36.4	0.07	1.10
4776-003	9.5	1.63	1.49	7.60	7.63	71.8	14.5	0.07	1.30
4776-003	0.075	1.91	1.49	7.30	7.63	97.9	39.7	0.60	0.60
4776-004	9.5	1.11	1.27	20.00	14.67	52.3	18.5	0.07	1.40
4776-004	0.075	1.11	1.27	16.60	14.67	88.3	78.3	0.26	1.00

The gold and silver extractions for the variability bottle roll tests are presented Figure 13.8 and Figure 13.9 for the as-received -1.7 mm samples and Figure 13.10 and Figure 13.11 for the P80 75 µm ground samples.

Figure 13.8
-1.7 mm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content

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Figure 13.9
-1.7 mm Oxide Variability Bottle Roll Tests - Au and Ag Extraction versus Head Grade

Figure 13.10
P80 75 µm Variability Bottle Roll Tests - Au and Ag Recovery versus Sulphide Sulphur Content

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Figure 13.11
P80 75 µm Oxide Variability Bottle Roll Tests - Au and Ag Extraction versus Head Grade

The bottle roll results presented in Figure 13.8 and Figure 13.10 show a negative trend of gold recovery with sulphide sulphur content. This relationship was more pronounced for the coarse-grained bottle roll tests than for the P80 75 µm tests. There appears to be no significant trend between silver recoveries and sulphide content.

Figure 13.9 and Figure 13.11 present the bottle roll oxide variability test gold and silver grade-recovery relationships. The gold extraction tended to reduce with higher grade for the -1.7 mm samples, while there was no significant trend for silver for coarse and fine grind tests or gold the fine ground gold tests.

Table 13.17 presents the average bottle roll test results for each mineralization-type.

The average results for the predominant oxide mineralization gave average gold and silver extractions of 89% and 15% for -1.7 mm tests and 95% and 34% for P80 75 µm tests, respectively.

The samples classified as transition give average gold recoveries of around 55% for the -1.7 mm tests and about 78% for the P80 75 µm bottle rolls. Sulphide samples give average gold recoveries of around 31% for the -1.7 mm tests and about 59% for the P80 75 µm bottle rolls.

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Table 13.17
Average Bottle Roll Leach Test Results for Each Mineralization-Type

Sample	Size	Average Head Grade			Average Extraction
		Au g/t	Ag g/t	Sulphide %	Au (%)	Ag (%)
All Samples	P100 -1.7mm	1.07	11.6	0.48	66.7	24.1
	P80 75µm	1.07	11.6	0.48	82.6	46.1
All Oxide[1]	P100 -1.7mm	0.67	5.2	<0.01	88.8	14.8
	P80 75µm	0.67	5.2	<0.01	94.9	33.5
LGOX	P100 -1.7mm	0.26	2.0	<0.01	93.5	12.2
	P80 75µm2	0.26	2.0	<0.01	95.5	32.2
MGOX	P100 -1.7mm	0.54	3.8	<0.01	89.9	14.2
	P80 75µm	0.54	3.8	<0.01	97.2	31.0
HGOX	P100 -1.7mm	0.94	6.6	<0.01	86.1	18.0
	P80 75µm	0.94	6.6	<0.01	96.2	45.0
All Transition	P100 -1.7mm	1.88	15.1	0.40	55.4	30.2
	P80 75µm	1.88	15.1	0.40	77.7	59.0
All Sulphide	P100 -1.7mm	1.60	14.0	1.82	31.5	32.6
	P80 75µm	1.60	14.0	1.82	58.7	50.1

Notes: 1 Excludes SHGOX-03 with anomalous sulphide grade of 2.79% S.

 2 Excludes P80 75µm test LGOX-05 due to unusually low gold recovery of 61.1%.

13.3.3.3 Column Leach Testing

Column leach tests were completed by McClelland on each of the four composite samples. Two crush sizes (P80 19 mm and 9.5 mm) were tested for each composite. There were eight column tests in total.

The objective of this preliminary column leach test program was to assess the amenability of the mineralization to potential heap leach technology to recover gold and silver. The tests were prepared and operated so that data could be obtained to assess extraction rates, overall recoveries and reagent requirements.

The tests used 150 mm diameter by 3 m high columns containing about 75 kg for the P80 19 mm tests and used 100 mm diameter by 3 m high columns containing about 35 kg for the P80 9.5 mm tests.

Dry hydrated lime was added to all column feeds based on the bottle roll requirements and where required, agglomeration was conducted by adding cement and water, while mechanically tumbling to achieve agglomeration. Aggregates were cured for 3-days in the columns prior to applying leach solution.

Leach solution, typically containing 0.5 g/l NaCN, was continuously fed to the columns at a rate of 0.20 L/min/m2 (0.005 gpm/ft2). Daily samples of pregnant solution were analyzed for Au and Ag content, cyanide concentration and pH. Pregnant solution was pumped through carbon columns to recover precious metals and the resultant barren solution was analyzed, adjusted with appropriate reagents, and recycled. Nearing the end of the leach cycle, rest periods were used to maintain higher pregnant solution tenors.

A summary of the final column test results is presented in Table 13.18.

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Table 13.18
Summary of Final Column Leach Test Results

Sample	Size (P80)	Leach/Rinse Days	Solution Applied, T sol. / t ore	Au		Ag		NaCN kg/t	Lime kg/t	Cement kg/t
				Calc. Head. g/t	Rec. %	Calc. Head g/t	Rec. %
4776-001	19mm	74	3.1	0.29	97.0	3	10.0	0.69	1.4	-
4776-001	9.5mm	82	3.4	0.29	93.1	3.2	9.4	0.87	1.4	-

4776-002	19mm	125	5.0	0.58	91.4	4.5	22.2	1.01	1.4	-
4776-002	9.5mm	111	3.9	0.46	95.7	4.3	20.9	0.93	1.4	-

4776-003	19mm	164	9.1	2.56	71.5	8	16.3	1.68	1.3	-
4776-003	9.5mm	171	9.1	1.72	87.2	6.5	18.5	2.14	1.3	-

4776-004	19mm	164	9.5	1.25	65.6	22	22.7	1.55	1.4	8
4776-004	9.5mm	171	8.7	1.27	63.0	21	28.6	1.88	1.4	8

The kinetic gold recovery curves for the P80 19 mm and 9.5 mm column tests are presented in Figure 13.12 and Figure 13.13, respectively.

Gold recoveries for Composites 4776-001 and 002 (low and medium grade oxidize mineralization) ranged from 91% to 97% in 74 to 125 days of leaching and rinsing. Gold leach rate kinetics were rapid for these two samples, with both 9.5 mm tests and the 19 mm low grade oxide test reaching 90% gold extraction in less than 15 days or less than 1 m3 of leach solution per t of mineralized sample. The medium grade oxide 19 mm test was slower but still reached over 90% gold extraction. Final silver recoveries were around 10% for both low grade oxide column tests and about 20% for both medium grade oxide tests. Compared to the other column tests, the low-grade oxide had the lowest cyanide consumption (0.69 - 0.87 kg/t) and the medium grade sample had the second lowest consumption (0.93 - 1.01 kg/t. Lime addition was 1.4 kg/t for all tests. The final column test results for these two composites were comparable to the P80 -75 µm bottle roll tests.

The gold leach kinetics for the high-grade oxide (4776-003) column tests were initially rapid, with about 70% of the final gold extraction recovered in the first 10 days and 80% in 20 days. Final gold recoveries were 72% for the 19 mm sample and 87% for the 9.5 mm test column. These results suggest that the high-grade oxide material is sensitive to crush size. Final silver extractions for this sample were less than 20%. The high-grade oxide sample had the highest cyanide consumption of the four samples (1.68 - 2.14 kg/t). Lime addition was 1.3 kg/t.

The transition mineralized composite sample tests had the lowest gold extractions with both column tests (19 mm and 9.5 mm) achieving 65% gold recovery in about 170 days. Again, gold leach kinetics were initial fast for the first 20 days (between 75% and 80% of ultimate extraction). Final silver recoveries were between 23% and 29%. This sample was not sensitive to crush size.

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Figure 13.12
Mountain View Project, Program Column Leach Gold Recoveries - P80 19 mm

Figure 13.13
Mountain View Project, Column Leach Gold Recoveries - P80 9.5 mm

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Recovery by size analysis by McClelland on all column tests suggested that the oxidized samples (4776-001 to 003) would not substantially benefit from finer crushing, size fraction recoveries larger than 75 µm were all similar.

The physical characteristics, in terms of moisture retention and bulk density, for the column tests are summarized in Table 13.19. McClelland noted that there was very little slumping (typically less than 1%) during all column tests and there were no issues with solution channeling or fines migration during leaching.

Table 13.19
Physical Characteristics of the Mountain View Column Leach Test Samples

Composite Sample	Test No.	Feed Size	Weight (kg)	Moisture (wt.% )				Bulk Density m3/t
				Initial	Agglomerates.	Saturate	Retained	Initial	Final
4776-001	CL-1	80%-19mm	71.0	0.5	9.3	16.2	11.7	1.22	1.23
4776-001	CL-5	80%-9.5mm	33.1	0.6	9.9	20.6	15.4	1.16	1.17

4776-002	CL-2	80%-19mm	75.0	0.5	9.1	19.9	14.5	1.14	1.15
4776-002	CL-6	80%-9.5mm	33.5	0.5	10.7	19.2	14.5	1.15	1.16

4776-003	CL-3	80%-19mm	74.9	0.3	7.3	16.3	13.0	1.25	1.26
4776-003	CL-7	80%-9.5mm	35.2	0.3	9.3	19.7	14.5	1.25	1.26

4776-004	CL-4	80%-19mm	71.5	0.7	8.8	21.0	16.1	1.2	1.22
4776-004	CL-8	80%-9.5mm	33.4	0.6	10.1	28.9	21.9	1.14	1.15

Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxidize samples (4776-001, 002 and 003), although it was lower for 4776-004, the transition composite.

13.3.3.4 Other Metallurgical Tests

Bench scale open circuit rougher/cleaner bulk sulphide flotation tests were completed by McClelland during this phase of metallurgical testwork, using four samples classified as medium and high-grade transition or sulphide mineralization.

Rougher concentrate gold recoveries ranged between 59% and 78% and cleaner concentrate grades 9 to 44 g/t. Rougher silver recoveries ranged between 43% and 76% and rougher sulphide sulphur recoveries ranged between 74% and 88%.

13.3.4 Mountain View Project, Conclusions and Recommendations

The composite samples selected by Millennial to represent typical oxide mineralization within the Mountain View mineral resources were amenable to heap leaching. Column leach tests suggest that high gold extractions (>90%) could be achieved under typical design conditions. Corresponding silver extractions of around 20% would be expected.

Bottle roll and column leach tests on transition mineralization, which would be found at the deposit oxide-sulphide boundaries, suggest that gold extraction from this material will be about 30% lower than oxide mineralization.

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Bottle roll cyanide and lime requirements for all samples tested were reasonable, averaging 0.2 kg NaCN/t and 1.82 kg lime/t for the P80 75 µm tests. Cyanide consumptions for the column tests were relatively high (up to 2.14 kg NaCN/t), primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxidize samples.

During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channeling or fines migration during leaching.

Mountain View samples were classified as "very soft" in terms of crusher work index and "moderately abrasive to abrasive" based on the Bond abrasion index.

Preliminary flotation tests on four transition and sulphide variability samples gave gold recoveries between 59% and 78%.

It is recommended that the following program of testing be undertaken during the next stage of Project development:

  Additional column leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs. The effect of coarser crush sizes should be investigated.

  Samples for the additional column tests should be selected to ensure that all lithologies within the mineral resources are fully represented. The resources should also be fully represented spatially.

  Geochemical characterization testwork on representative feed and residue samples is recommended.

  Appropriate additional comminution and hardness testing needs to be considered.

  Additional variability bottle roll testwork should be undertaken to ensure that all types of mineralization within the mineral resources have been evaluated.

13.4 Notes Regarding Metallurgical Laboratory Certifications

All of the relevant metallurgical testwork reported in this section was conducted by McClelland Laboratories, Inc. located in Reno, Nevada. McClelland is highly respected in the mining industry and has been providing quality laboratory and consulting services to the minerals industry for over 33 years. It is fully equipped to offer metallurgical testwork service, environmental and mine characterization services, and analytical services.

McClelland is Nevada State Certified -NV-00933- for MWMP and HC Testing Procedures and Wastewater Certification on select analytes associated with MWMP and HCT. The McClelland Analytical Services Laboratory is an ISO 17025 accredited facility.

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14.0 MINERAL RESOURCE ESTIMATES

14.1 Introduction

In November, 2020, Micon carried out the initial resources estimates for both the Wildcat and Mountain View Projects. This current report discusses updated mineral resource estimates for both Projects, incorporating Millennial's 2021-2022 drilling campaign. The updated resource estimates were prepared, using all available information, by Millennial's geology team which was then reviewed and verified by William J. Lewis, P.Geo., of Micon, who is an independent QP as this term is defined in NI 43-101.

This Section of the report describes the technical aspects of the June, 2023 updated resource estimate including the methodology used and key assumptions considered during the estimation process.

14.2 CIM Resource Definitions and Classifications

The mineral resources and reserves presented in this Technical Report follow the current CIM Definitions and Standards for mineral resources and reserves which were adopted by the CIM council on May 10, 2014, and includes the following resource definitions:

"Mineral Resources are sub--divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource."

"A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crus in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction."

"The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling."

"Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals."

"The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors."

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"Inferred Mineral Resource"

"An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity."

"An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration."

"An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life-of-mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101."

"Indicated Mineral Resource"

"An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit."

"Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation."

"An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve."

"Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions."

"Measured Mineral Resource"

"A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit."

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"Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve."

"Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit."

14.3 CIM Estimation of Mineral Resources Best Practices Guidelines

When reviewing and verifying Integra's mineral resource estimate for Wildcat and Mountain View deposits, Micon QPs have used the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines which were adopted by the CIM Council on November 29, 2019.

14.4 Wildcat Project, Mineral Resource Estimate

14.4.1 Methodology

The geological and resource models for the Wildcat deposit were prepared using LeapFrog GEO v2021.2 (LeapFrog) and Isatis NEO mining v2022.12 (Isatis). LeapFrog was used for modelling the lithological, alteration and oxidation profiles. Isatis was used for the grade estimation, which consisted of 3D block modelling and the inverse distance cubed (ID3) interpolation method. Statistical studies, capping and variography were completed using Isatis and Microsoft Excel. Capping and validations were carried out in Isatis and Excel.

The main steps in the methodology were as follows:

  Compile and validate the drill hole databases used for mineral resource estimation.

  Validate the geological model and interpretation of the mineralized zones guided primarily by lithologies, honouring the geometrical orientation of the granodiorite contact with pyroclastic rocks, in addition to the local geometric influence of faults/folds.

  Validate the drill hole intercepts database, compositing database and gold and silver capping values for the purposes of geostatistical analysis.

  Validate the block model and grade interpolation.

  Decide on and validate the criteria for mineral resource classification.

  Assess the resources with "reasonable prospects for economic extraction" via open shell pit optimization.

  Generate a mineral resource statement.

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  Assess the factors that could affect the mineral resource estimate.

14.4.2 Wildcat Resource Database

The close-out date for the Wildcat deposit mineral resource database is December 31, 2022. The database consists of 315 validated diamond drill holes and RC holes, totalling 39,143.45 m and including 24,510 sample intervals. The database includes the 12 drill holes totalling 1,289.80 m of diamond drilling and including 935 sample intervals assayed for gold and silver, completed in 2022. Figure 14.1 shows the traces of the holes drilled at the Wildcat Project.

Figure 14.1
Wildcat Project Drilling Location Plan View

Figure supplied by Integra, June, 2023.

Figure Notes: North is up towards the top of the page and the scale bar is in metres.

The database includes validated location, survey and assay results. It also includes geotechnical, lithological, alteration, oxidation and structural descriptions taken from drill core logs.

The database covers the strike length of each mineralized domain at variable drill hole spacings, ranging from 20 m to 100 m, with an average spacing of approximately 50 m.

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The Wildcat deposit is divided into 2 zones, the Main Hill zone in which most of the drilling was done, and the Cross-Road zone (to the northwest), which represents the other area of drilling.

In addition to the tables of raw data, the database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

14.4.3 Wildcat Project Geological Modelling

The Integra geological team prepared the geological model of the Wildcat deposit in LeapFrog, using surface mapping, rock or soil samples and drill holes, all completed by December 31, 2022.

A total of six lithological domains were modelled (Figure 14.2). Each domain was defined based on the lithological logs prepared by the geologist from the core or RC chips.

Figure 14.2
Wildcat 3D View, Drilling Lithologies at the Main Hill Zone (Looking Northeast)

Figure supplied by Integra, June, 2023.

Most of the mineralization at Wildcat is located within the Main Hill zone and is constrained within a permeable Volcanoclastic Rhyolitic tuff breccia, in the form of disseminated pyrite or very fine quartz-pyrite veinlets. Most of the remainder of the mineralization at Wildcat is found within a granodiorite basement, where the mineralization is mostly associated with veins (from 1 mm to 10 cm). Rhyolite is generally covered by thin Quaternary alluvium layers (from 10 cm to 2 m thick), or post mineralization basalt to the north (5 m to 50 m thick). In the inner part of the deposit, Rhyolitic intrusion (domes 15 m to 100 m radius) are present, and are generally mineralized, with similar grade/mineralization style as the Rhyolitic tuffs. A late-barren Andesitic dyke (~north-south) cross-cuts the eastern part of the resources estimate.

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Most of the historical drilling was performed using RC, and only limited structural information is present in historical logs. During the 2022 drilling, some minor faults were identified, but the drill density has not allowed 3D modelling of these structures. Nevertheless, a dome shape (or antiform) can be observed on Main Hill, and this could be due either to a large fold, a relationship with the paleo-surface topography during the deposition of the Volcanoclastic Rhyolitic tuff breccia, or to the late Rhyolitic intrusions. No significant structures were found at the Cross-Road area.

In addition to the lithological model, an oxidation model was developed for the Wildcat deposit. This model is principally based on the original logs, relogging and geochemical information (ICP and cyanide shakes). During the 2022 drilling and relogging campaign, it was observed that geologists were recording the rocks as 'oxidized' when the sulphur content was low (generally below 0.3% sulphur), and this also corresponds to the area where the ratio of cyanide shakes to fire assay gold results is generally higher. Although the oxidation level varies locally in depth, the geological contact zone was used to build a smoothed 3D surface representing the oxide material compared to the underlying non-oxide material (i.e. transition and fresh rock).

14.4.4 Wildcat Project Geostatistical Analysis

All assays in the Wildcat database were flagged by lithologies and oxidation, allowing further statistical analysis. Table 14.1 presents the statistics for both gold and silver within the main lithologies; note that a few exploration holes, too far from the main area, were not included in the present resources estimate.

Table 14.1
Wildcat Project, Drill Hole Assaying Gold and Silver Statistics

Commodity	Lithology	Defined Count	Mean	Variance	Standard Deviation	Coefficient of Variation	Minimum	Maximum
Gold	Andesite	407	0.05	0.02	0.14	2.583	0.00	1.41
	Basalt	184	0.01	0.01	0.03	2.118	0.00	0.21
	Granodiorite	10,559	0.21	0.57	0.75	3.605	0.00	32.23
	Qal	130	0.19	0.45	0.67	3.494	0.00	7.56
	Rhyolite	1,770	0.16	0.06	0.24	1.465	0.00	3.59
	Volcaniclastic	10,659	0.32	0.75	0.87	2.664	0.00	56.09
Silver	Andesite	407	0.88	5.20	2.28	2.593	0.00	21.74
	Basalt	184	0.22	0.58	0.76	3.434	0.00	5.90
	Granodiorite	10,552	2.44	69.37	8.33	3.416	0.00	320.37
	Qal	130	1.45	18.81	4.34	2.999	0.00	46.50
	Rhyolite	1,769	1.06	3.36	1.83	1.731	0.00	22.80
	Volcaniclastic	10,650	3.08	72.14	8.49	2.757	0.00	368.23

Table supplied by Integra, June, 2023.

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14.4.5 Wildcat Project, Contact Analysis

To determine the grade continuity between the main lithologies, contact plot analyses were performed on the raw assays. The contact plot in Figure 14.3 demonstrates that the Volcanoclastic (Rhyolitic Tuff Breccia) has a higher gold grade than other lithologies (0.32 g/t versus 0.20 g/t), but that the grade within the other lithologies close to the contact is, on average, similar to the grade found in the Volcaniclastics. Similar plots were performed for all the lithological contacts, and the same conclusion was found. Based on this information, it was decided that no hard boundary would be used during the resource estimation process, although a relatively short distance should be considered when interpolating parallel to the contact zone.

Figure 14.3
Wildcat Project, Volcanoclastic Contact Plot

Figure supplied by Integra, June, 2023.

14.4.6 Wildcat Project, High-Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. From a statistical and spatial review of the composite data, the QPs are of the opinion that capping is required in order to restrict the influence of high-grade outlier assays at varying ranges.

Figure 14.4 and Figure 14.5 present the log probability plots used to select a 10 g/t capping value for gold, and a 100 g/t capping value for silver. The gold assays sensitivity to capping value are presented in Table 14.2. The 10 g/t capping value for gold represents the 99.9 percentile value and removes approximately 3% of the gold metal in the assays, which is considered reasonable for the type of deposit. Overall, the deposit is not very sensitive to capping value.

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Figure 14.4
Wildcat Project, Logarithmic Probability Plots for Gold

Figure supplied by Integra, June, 2023.

Figure 14.5
Wildcat Project, Logarithmic Probability Plots for Silver

Figure supplied by Integra, June, 2023.

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Table 14.2
Wildcat Project, Drilling Assays Sensitivity to Capping Value

Cutoff [g/t]	Percentile [%]	Mean [g/t]	Standard Deviation [g/t]	Coeff. of Variation	Metal Loss [%]
2.00	98.87	0.22	0.33	1.487	12.45
4.00	99.62	0.23	0.42	1.792	7.27
6.00	99.80	0.24	0.47	1.982	5.18
8.00	99.86	0.24	0.52	2.139	3.86
10.00	99.92	0.25	0.56	2.265	2.99
12.00	99.94	0.25	0.58	2.359	2.43
14.00	99.95	0.25	0.60	2.443	2.01
16.00	99.96	0.25	0.63	2.526	1.63
18.00	99.96	0.25	0.65	2.601	1.31
20.00	99.97	0.25	0.67	2.671	1.05
22.00	99.98	0.25	0.68	2.722	0.87
24.00	99.98	0.25	0.69	2.764	0.73
26.00	99.99	0.25	0.70	2.798	0.62
28.00	99.99	0.25	0.71	2.833	0.53
30.00	99.99	0.25	0.72	2.858	0.46

Table supplied by Integra, June, 2023.

14.4.7 Wildcat Project, Density

During the 2022 drilling campaign, 245 density measurements were conducted on the rock by Millennial's geologists, using the immersion technique. Measurements were taken approximately every 10 m to 20 m across all lithologies and alterations. From the 245 measurements, a total of 194 were considered as acceptable, (the others failed the QA/QC process). Based on these measurements and the interpretation of the statistics, a fixed density of 2.6 g/cm3 was selected and used in the resources estimate.

14.4.8 Wildcat Project, Compositing

The assay data were flagged and analyzed to determine an appropriate composite length, in order to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.30 m and 3.52 m with a clear mode at 1.52 m (5 ft); see Figure 14.6. Based on these observations and considering the future bench heigh (estimated approximately 9 m), a 4.5 m length composite was selected. All drill holes were composited from top to toe, for gold and silver, using capped and uncapped values, any composites with a length less than 2.25 m (50% rule) were discarded (statistics are presented in Table 14.3).

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Figure 14.6
Wildcat Project, Assays Length Histogram

Figure supplied by Integra, June, 2023.

Table 14.3
Wildcat Project, Drilling 4.5m Composites Statistics

Variable	Table	Defined Count	Mean	Coefficient of Variation	Minimum	Maximum
Ag ppm	Raw	23,101	2.47	3.12	0.00	368.23
	Composite	8,156	2.48	2.38	0.00	178.46
	Residual	181	1.82	1.42	0.00	15.30
Ag ppm Cap 100	Raw	23,101	2.40	2.47	0.00	100.00
	Composite	8,156	2.41	1.94	0.00	96.55
	Residual	181	1.82	1.42	0.00	15.30
Au_ppm	Raw	23,118	0.24	3.05	0.00	56.09
	Composite	8,156	0.24	2.22	0.00	27.94
	Residual	181	0.17	1.35	0.00	1.89
Au_ppm Cap 10	Raw	23,118	0.24	2.16	0.00	10.00
	Composite	8,156	0.24	1.61	0.00	8.47
	Residual	181	0.17	1.35	0.00	1.89
Length [m]	Raw	23,151	1.53	0.05	0.002	4.58
	Composite	8,166	4.48	0.04	2.28	4.5
	Residual	182	3.41	0.19	2.28	4.49

Table supplied by Integra, June, 2023.

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14.4.9 Wildcat Project, Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis for each mineralized domain. 3D experimental variograms were generated and modelled to assess the grade continuity and to perform geostatistical validation tests (such as Discrete Gaussian Global Change of Support, Kriging Neighbourhood Analysis), as well as comparative Ordinary Kriging interpolation. After review of the variograms and the different interpolation strategies, an Inverse Distance interpolator was selected for the present resources estimate.

14.4.10 Wildcat Project, Block Model

The criteria used in the selection of block size for the Wildcat deposit include drill hole spacing, composite length, the geometry of the modelled zone and the anticipated mining methods. A block size of 15.24 m x 15.24 m x 9.144 m was used (50 ft x 50 ft x 30 ft). The block model was coded for each lithological and oxidation domains using the 50% rule. Considering the 'soft boundary' strategy, this rule does not introduce dilution, nor does it create any complication for the mine planning. No rotation was applied to the block model. The characteristics of the block model are summarized in Table 14.4.

Table 14.4
Wildcat Project, Block Model Geometry

Description	X	Y	Z
Number of nodes	176	190	74
Mesh size	15.24 m	15.24 m	9.144 m
Grid origin (center)	350,222.82 m	4,489,406.82 m	1,528.57 m
Grid origin (corner)	350,215.20 m	4,489,399.20 m	1,524.00 m
Min	350,215.20 m	4,489,399.20 m	1,524.00 m
Max	352,897.44 m	4,492,294.80 m	2,200.66 m

Table supplied by Integra, June, 2023.

14.4.11 Wildcat Project, Search Ellipse and Interpolation Parameters

To respect the folded aspect of the Main Hill, as well as the 'flatter' orientation of the Cross-Road area, three different search ellipse orientations were selected. These orientations were selected manually in 3D and validated though variography (maximum range). The size of the search ellipse was set to be large enough to populate the densely informed area during the first pass and to roughly correspond to 70% of the variance of the variogram: the results of this provided a flat ellipse of 35 x 35 x 20m (Table 14.5). To populate most of the block model, a second pass with ratios equal to 2, 2 and 1.5 for X, Y and Z was used.

The block model was interpolated using an Inverse Distance to the power three (ID3), using a block discretization of 4 x 4 x 4. A minimum of 7 samples (respecting a maximum of 3 samples per hole) with a maximum of 15 samples, was used during both passes. The same interpolation strategy was used for both gold and silver grades.

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Table 14.5
Wildcat Project, Search Ellipse Parameters

Domain	X (m)	Y (m)	Z (m)	Dip	Dip Az	Pitch
South	35	35	20	25°	130°	270°
North	35	35	20	20°	300°	270°
Cross-Road	35	35	20	0°	90°	90°

Table supplied by Integra, June, 2023.

14.4.12 Wildcat Project, Model Validation

Mineralized domain models were validated using a variety of methods, including visual inspection of the model grades and grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model, for local and global bias and reconciliation comparing the model to observed grades from underground development.

All analyses indicated that the model follows the grade distribution of the informing composites, so that the accuracy of the model is considered to have been demonstrated. The total global comparison for each resource classification is within a 20% tolerance for bias and reconciliation. The QP considers the model to be a reasonable representation of the Wildcat mineralization, based on the current level of sampling.

14.4.12.1 Visual Inspection

Figure 14.7 provides a sectional view of the model compared with the raw informing sample data. The visual validation confirms that the block model honours the drill hole and chip sample data and justifies the capping grades.

Figure 14.7
Wildcat Project, North-South Block Model Cross Section Visual Checks (Looking West)

Figure supplied by Integra, June, 2023.

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14.4.12.2 Statistical Comparisons

Ordinary kriging (OK) and Nearest Neighbour (NN) interpolations were performed to check for local and global bias in the model. In the global bias analysis at zero cut-off (Table 14.6), the ID3 interpolations matched well with the ID2 and OK interpolations. The NN mean estimate grade shows a lower average grade but, considering the block size versus composite size, the NN grade is probably not a good estimator of the declustered grade.

The trend and local variation of the estimated ID3 models were compared with a cell declustered composite data, using swath plots in three directions (north, east and elevation). The ID3 models show similar trends in grades, with the expected smoothing for the method when compared to the composite data. Figure 14.8 shows the swath plot in the three principal directions for the Main Hill area, as an example. In the area with good data density, the gold grade from the cell desclustering composites fit well the grade from the ID3 model.

Table 14.6
Wildcat Project, Gold Interpolation Comparison at Zero Cut-off

	Number of blocks	Mean	Coefficient of Variation	Minimum	Maximum
ID2	2,474,560	0.15	1.075	0.00	3.86
ID3	2,474,560	0.15	0.991	0.00	3.62
OK	2,474,560	0.14	1.129	0.00	4.36
NN	2,474,560	0.11	1.887	0.00	8.47

Table supplied by Integra, June, 2023.

Figure 14.8
Wildcat Project, Gold Trend Plot: East, North and Elevation

Figure supplied by Integra, June, 2023.

14.4.13 Wildcat Project, Mineral Resource Classification

The mineral resource classification was determined through manual geometric criteria deemed reasonable for the deposit by the QP. Only blocks within the Oxide zone were classified, blocks interpolated within the transition and fresh material were not considered in the resource estimation. Blocks located within the Main Hill area at a spacing of approximately 50 m x 50 m were classified as indicated, and interpolated blocks within approximately 100 m from an existing hole were classified as inferred. Considering the historical nature of the drilling at Cross-Road, no blocks were classified as indicated; although it is believed that, with additional drilling, the area could be classified as indicated. Most of the Inferred area in the Main Hill region consists of potential extension zones that will require additional infill drilling. Figure 14.9 shows a plan view the resource classification for the Wildcat Project.

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Figure 14.9
Wildcat Project, Plan View of the Mineral Resource Classification

Figure supplied by Integra, June, 2023.

14.4.14 Wildcat Project, Reasonable Prospects for Eventual Economic Extraction

For the Wildcat deposit, a reasonable economic cut-off grade for the resource estimate was determined to be 0.15 g/t Au. This cut-off grade was determined using the parameters presented in Table 14.7. Micon's QP considers the selected cut-off grade of 0.15 g/t Au to be reasonable, based on the current knowledge of the Project.

In addition to the cut-off grade, an open pit shell optimizer program was run on the block model to constrain the mineral resources within a pit shell.

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Table 14.7
Wildcat Project Mineral Resource Estimate Economic Parameters

Parameters	Units	Value
Gold price	US$/oz	1,800
Silver price	US$/oz	21.0
Mining costs	US$/t	2.4
Processing costs	US$/t	3.7
G&A costs	US$/t	0.5
Gold Cut-off	g/t Au	0.15
Discount rate	%	5.0
Pit slope	°	51-54
Rhyolite recovery	Au %	73.0
Granodiorite recovery	Au %	52.0
Silver Recovery	Ag %	18.0

14.4.15 Wildcat Project Mineral Resource Estimate

The QP has classified the Wildcat Project mineral resource estimate as indicated and inferred mineral resources based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the Mineral Resource Estimate is June 28, 2023.

Table 14.8 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

Table 14.8
Wildcat Deposit June, 2023, Mineral Resource Estimate Statement

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

Table Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Wildcat Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

(6) The Inverse Distance cubed interpolation method was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

(7) Rounding, as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades and contained metal content.

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(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon's QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

14.4.16 Wildcat Project, Mineral Resource Sensitivity Analysis

Table 14.9 shows the cut-off grade sensitivity analysis of gold and silver for the updated Wildcat resource estimate. The reader should be cautioned that the figures provided in Table 14.9 should not be interpreted as mineral resource statements. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of different reporting cut-off grades. Figure 14.10 and Figure 14.11 presents the grade tonnage curves built on the cut-off grade sensitivity data presented in Table 14.9. Micon's QP has reviewed the cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold or other underlying parameters used to calculate the cut-off grade.

Table 14.9
Wildcat Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Cut-off	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Indicated	0.05	67,016,721	0.36	770,900	3.16	6,804,827
	0.1	64,761,568	0.37	765,404	3.23	6,716,586
	0.15	59,872,806	0.39	746,297	3.34	6,437,869
	0.2	52,012,138	0.42	702,728	3.53	5,904,258
	0.25	42,440,131	0.47	635,006	3.84	5,236,770
	0.3	33,411,641	0.52	556,692	4.22	4,528,878
	0.35	25,762,514	0.58	478,202	4.62	3,825,142
	0.4	19,392,625	0.65	402,566	5.08	3,164,355
	0.45	15,276,484	0.71	347,188	5.53	2,715,493
	0.5	12,049,761	0.77	298,456	5.98	2,317,021
	0.6	7,755,728	0.90	223,657	6.82	1,700,408
	0.65	6,205,147	0.97	192,787	7.21	1,439,359
	0.7	4,971,819	1.04	166,263	7.69	1,228,962
	0.75	4,069,767	1.11	145,461	8.23	1,076,238
	0.8	3,423,662	1.18	129,489	8.64	950,677
	0.85	2,962,655	1.23	117,374	9.14	870,587
	0.9	2,503,727	1.30	104,537	9.75	784,511
	0.95	2,199,431	1.35	95,528	10.17	718,988

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Classification	Cut-off	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Inferred	0.05	25,515,457	0.27	219,842	2.62	2,150,330
	0.1	24,341,745	0.28	217,068	2.69	2,101,984
	0.15	22,455,848	0.29	209,662	2.74	1,980,129
	0.2	17,615,915	0.32	182,950	2.90	1,643,048
	0.25	12,239,483	0.37	145,178	3.24	1,275,913
	0.3	7,909,184	0.42	107,855	3.52	895,212
	0.35	5,051,117	0.48	78,604	3.74	607,127
	0.4	3,369,700	0.54	58,751	3.96	429,367
	0.45	2,316,862	0.60	44,596	4.21	313,932
	0.5	1,627,724	0.65	34,229	4.66	243,747
	0.6	691,921	0.80	17,839	5.69	126,486
	0.65	467,070	0.89	13,360	6.00	90,072
	0.7	358,293	0.96	11,030	6.26	72,118
	0.75	280,671	1.02	9,246	6.40	57,735
	0.8	229,353	1.08	7,977	6.68	49,250
	0.85	196,386	1.12	7,098	6.82	43,064
	0.9	162,361	1.18	6,148	6.66	34,746
	0.95	154,645	1.19	5,924	6.75	33,539

Table supplied by Integra, June, 2023.

Figure 14.10
Wildcat Project, Grade Tonnage Curves for the Indicated Mineral Resources at Different Cut-Off Grades

Figure supplied by Integra, June, 2023.

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Figure 14.11
Wildcat Project, Grade Tonnage Curves for the Inferred Mineral Resources at Different Cut-Off Grades

Figure supplied by Integra, June, 2023.

14.4.17 Wildcat Project, 2023 Resource Estimate, Comparison with Previous 2020 Estimate

In November, 2020, Micon conducted an NI43-101 compliant resource estimate for the Wildcat Project. Table 14.10 presents a comparison of both estimates based upon gold only. The present June, 2023 estimate represents a significant increase in the indicated category over that contained in the 2020 estimation. The increase in material classified as indicated was achieved through the 2022 Integra drilling program which demonstrated the validity of the historical data within the Main Hill area. The additional increase in mineral resources is primarily based on the new geological and oxidation models, as well as the increase in gold price used and other changes to the technical and economic assumptions.

Table 14.10
Wildcat Project, Comparison of the 2023 Mineral Resource Estimate with Previous 2020 Estimate

Classification	November, 2020, Resource Estimate (@ US$1,500/oz)			June, 2023, Resource Estimate (@ US$1,800/oz)
	Tonnes (Mt)	g/t Au (g/t)	oz Au (x 1,000)	Tonnes (Mt)	g/t Au (g/t)	oz Au (x 1,000)
Indicated	-	-	-	59,9	0.39	746
Inferred	60.8	0.40	776	22,5	0.29	210

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14.5 Mountain View Project, Mineral Resource Estimate

14.5.1 Mountain View Project Methodology

The geological and resource models for the Mountain View deposit were prepared using LeapFrog GEO v2021.2 (LeapFrog) and Isatis NEO mining v2022.12 (Isatis). LeapFrog was used for modelling the lithological, alteration, and oxidation profiles. Isatis was used for the grade estimation, which consisted of 3D block modelling and the inverse distance cubed (ID3) interpolation method. Statistical studies, capping and variography were completed using Isatis and Microsoft Excel. Capping and validations were carried out in Isatis and Excel.

The main steps in the methodology were as follows:

  Compile and validate the drill hole databases used for mineral resource estimation.

  Validate the geological model and interpretation of the mineralized zones, guided primarily by lithologies, honouring the geometrical orientation of the granodiorite contact with pyroclastic rocks (mainly), in addition to the local geometric influence of faults/folds.

  Validate the drill hole intercepts database, compositing database and gold and silver capping values for the purposes of geostatistical analysis.

  Validate the block model and grade interpolation.

  Decide on and validate the classification criteria for mineral resource classification.

  Assess the resources with "reasonable prospects for economic extraction" via open shell pit optimisation.

  Generate a Mineral Resource Estimate statement.

  Assess the factors that could affect the mineral resource estimate.

14.5.2 Mountain View Resource Database

The close-out date for the Mountain View deposit mineral resource estimate database is June 28, 2023. The database consists of 260 validated diamond drill holes and RC holes, totalling 55,777.92 m and including 20,839 sample intervals. This database includes 27 2021-2022 holes, totalling 5,152.37 m of diamond drilling and including 4,023 sample intervals assayed for gold and silver, (Figure 14.12) Note: one of the 2022 holes was drilled and logged, but not sampled as it has been kept intact for future metallurgical testing.

The database also includes validated location, survey and assay results. It also includes geotechnical, lithological, alteration, oxidation and structural descriptions taken from drill core logs.

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Figure 14.12
Mountain View Project, Plan View of Drilling Locations

Figure supplied by Integra, June, 2023.

Figure Notes: North is up towards the top of the page and the scale bar is in metres.

The database covers almost the entire property (covering approximately 5.3 km x 2.6 km), but most of the holes are within the main mineralized area (700 m x 500 m). The strike length of each mineralized domain was drilled at variable hole spacings, ranging from 20 m to 100 m, with an average spacing of approximately 50 m.

In addition to the tables of raw data, the database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

14.5.3 Mountain View Project, Geological Modelling

The Integra geological team prepared the geological model of the Mountain View deposit in LeapFrog, using surface mapping, rock or soil samples, and drill holes, all completed by December 31, 2022.

A total of six lithological domains were modelled (Figure 14.13). Each domain was defined based on the lithological logs compiled by geologists on core or RC chips.

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Figure 14.13
Mountain View Project, 3D View of the Drilling Lithologies at the Main Hill Zone (Looking West)

Figure supplied by Integra, June, 2023.

The lithological model at Mountain View is composed of a barren Granodiorite to the East, and a basalt basement below the main Rhyolitic dome hosting most of the resources. Locally, some undifferentiated volcano-sedimentary units (Intermediate tuffs, altered andesite vulcanite, and possibly mud lake sediments) are interbedded within the Rhyolitic dome. A thin (1 m to 10 m) layer of Tertiary detritic units (TAL) is generally mineralized (conglomerates, with mineralized rhyolitic clasts). A Quaternary Alluvium (QAL) unit (mostly unconsolidated sand) covers most of the deposit, with a thin layer to the east (1 m) going deeper to the west (up to 200 m). Most of the mineralization is constrained within 2 hydrothermal breccia domains; the one to the east has a lower brecciation with a lower average grade, while the main western breccia body presents high quartz and adularia brecciation, as well as higher grade.

The granodiorite and Quaternary Alluviums (QAL) domains are considered barren and were not used during interpolation process.

Most of the historical drilling was done using RC, and only limited structural information is present in historical logs. The Range Front Fault is the contact between the Granodiorite to the east and all the other lithologies to the west. During 2022 drilling, some minor faults were identified, and some north-south (slightly dipping west) structures were modelled; these structures are believed to be controlling some part of the mineralization and breccia orientation.

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In addition to the lithological and breccia domains, an oxidation model was developed at Mountain View. This model is principally based on the original logs and geochemical information (ICP and cyanide shakes). Although the oxidation level varies locally in depth and structures, three smoothed oxidation solids were created: oxidation (where most of the sulphur is oxidized), transitional (with a mix of oxidized and unoxidized sulphur) and fresh material (where no oxidation is observed).

14.5.4 Mountain View Project, Geostatistical Analysis

All assays in the database were flagged by domains and oxidation, allowing further statistical analysis. Table 14.11 presents the statistics for both gold and silver within the main lithologies and domains; note that a few exploration holes, too far from the main area, were not included in the present resources estimate.

Table 14.11
Mountain View Project, Drilling Assay Gold and Silver Statistics

Commodity	Lithology	Defined Count	Mean	Variance	Standard Deviation	Coefficient of Variation	Minimum	Maximum
Gold	East Breccia	3,455	0.52	6.71	2.59	4.99	0	141.73
	West Breccia	1,639	1.9	32.82	5.73	3.01	0	188.12
	Granodiorite	145	0.01	0.01	0.02	2.61	0	0.2
	QAL	960	0.07	0.03	0.17	2.63	0	2.2
	TAL	352	0.26	0.35	0.59	2.24	0	7.59
	Basalts	800	0.15	0.33	0.57	3.7	0	12.69
	Rhyolite	7,001	0.1	0.2	0.45	4.28	0	26.6
	Volcano-Sedimentary	2,452	0.05	0.17	0.42	7.66	0	17.86
Silver	East Breccia	2,711	1.42	14.38	3.79	2.66	0.01	120.00
	West Breccia	1,582	17.81	1,481	38.48	2.16	0.05	760.00
	Granodiorite	97	0.41	0.78	0.89	2.16	0.05	6.20
	QAL	605	0.41	0.33	0.57	1.39	0.01	7.10
	TAL	285	0.78	0.75	0.86	1.11	0.01	5.40
	Basalts	766	2.07	39.30	6.27	3.02	0.01	122.00
	Rhyolite	5,635	0.71	4.016	2.00	2.83	0.01	51.30
	Volcano-Sedimentary	1,977	0.70	5.737	2.40	3.44	0.01	57.30

Table supplied by Integra, June, 2023.

14.5.5 Mountain View Project Contact Analysis

To determine the grade continuity between the main lithologies, contact plot analyses were performed on the raw assays. The contact plot in Figure 14.14 (upper figure) demonstrates that the West Breccia domain has a higher gold grade than other lithologies (1.9 g/t versus 0.19 g/t), and that there is a sharp change in the grade at the contact zone. Similar plots were assessed for all the domains contacts, and the same conclusion was found for the East Breccia. On the other hand, there was no significant change in grades in between the other domains (ie. Rhyolite, Basalts and Volcano-Sedimentary units) as can be seen in Figure 14.14 (bottom figure). Based on this information, it was decided that hard boundary would be used for estimation of both breccia domains, but that no hard boundary would be used for the other domains.

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14.5.6 Mountain View Project, High Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. From a statistical and spatial review of the composite data, the QP is of the opinion that capping is required in order to restrict the influence of high-grade outlier assays at varying ranges.

Figure 14.15 presents the log probability plots used to select gold capping values for each interpolation domains. The gold assay's sensitivity to capping value for the Western Breccia is presented in Table 14.12. The 20 g/t gold capping value represents the 99.3 percentile value and removes approximately 8% of the gold metal in the assays, which is considered reasonable for the type of deposit; overall, the deposit is not very sensitive to capping values. Table 14.13 presents the different capping value for both gold and silver.

14.5.7 Mountain View Project, Density

A total of 88 pulps from 14 holes were sent to the Bureau Veritas laboratory for specific gravity measurement by pycnometry. The mean result for the rock density was 2.68 g/cm3 and this number was used for the mineral resource estimate. A density of 1.94 g/cm3 was used in the QAL. This result was derived from density measurements performed by the laboratory during the geotechnical investigations.

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Figure 14.14
Mountain View Project, West Breccia and Rhyolite Contact Plots

Figure supplied by Integra, June, 2023.

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Figure 14.15
Mountain View Project, Logarithmic Probability Plots for Gold

Figure supplied by Integra, June, 2023.

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Table 14.12
Mountain View Project, West Breccia Drilling Assays Sensitivity to Gold Capping Value

Cut-off [ Au g/t]	Percentile [%]	Mean [ Au g/t]	Standard Deviation [g/t]	Coefficient of Variation	Metal Loss [%]
5.00	91.15	1.32	1.55	1.181	30.78
6.00	93.11	1.39	1.75	1.254	26.67
7.00	94.39	1.46	1.92	1.318	23.42
8.00	95.06	1.51	2.08	1.377	20.64
9.00	96.22	1.55	2.22	1.429	18.38
10.00	96.71	1.59	2.34	1.475	16.49
15.00	98.47	1.70	2.79	1.644	10.77
20.00	99.33	1.75	3.07	1.752	8.01
25.00	99.57	1.78	3.24	1.825	6.59
30.00	99.76	1.79	3.38	1.885	5.63
188.12	100.00	1.90	5.73	3.012	0.00

Table supplied by Integra, June, 2023.

Table 14.13
Mountain View Project, Selected Capping Value per Domain for Gold and Silver

Commodity	Domain	Gold Capping (g/t)	Raw Mean [g/t]	Capping Mean [g/t]	Raw Standard Déviation [g/t]	Capped Standard Déviation [g/t]
Gold	East Breccia	10	0.52	0.47	2.59	1.76
	West Breccia	20	1.90	1.75	5.73	1.75
	TAL	1	0.26	0.21	0.59	0.23
	Basalts	10	0.15	0.15	0.57	0.50
	Rhyolite	10	0.10	0.10	0.45	0.33
	Volcano-Sedimentary	10	0.05	0.05	0.42	0.29
Silver	East Breccia	15	1.42	1.29	2.66	1.36
	West Breccia	200	17.81	16.83	2.16	1.72
	TAL	3	0.78	0.74	1.11	0.95
	Basalts	60	2.07	1.99	3.02	2.51
	Rhyolite	60	0.71	0.71	2.83	2.83
	Volcano-Sedimentary	60	0.70	0.70	3.45	3.45

Table supplied by Integra, June, 2023.

14.5.8 Mountain View Project Compositing

The assay data were flagged and analyzed to determine an appropriate composite length, to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.30 m and 3.1 m with a clear mode at 1.52 m (5 ft); see Figure 14.16. Based on these observations and considering the future bench heigh (estimated at approximately 6 m), a 3 m length composite was selected. All drill holes were composited by domain for gold and silver using capped and uncapped values, any composites with a length of less than 1.5 m (50% rule) were discarded (statistics are presented in Table 14.14)

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Figure 14.16
Mountain View Project, Assay Length Histogram

Figure supplied by Integra, June, 2023.

Table 14.14
Mountain View Project, Drilling, 4.5m Composites Statistics

Variable	Table	Defined Count	Mean	Coefficient of Variation	Minimum	Maximum
Ag ppm Cap	Raw	16,578	2.12	9.66	0.01	200.00
	Composite	8,822	2.12	8.15	0.01	139.92
	Residual	130	2.25	6.03	0.05	42.15
Ag ppm	Raw	16,578	2.21	11.76	0.01	760.00
	Composite	8,822	2.21	9.16	0.01	217.30
	Residual	130	2.25	6.03	0.05	42.15
Au_ppm Cap	Raw	16,578	0.24	4.068	0.00	20.00
	Composite	8,822	0.24	3.394	0.00	16.48
	Residual	130	0.17	2.615	0.00	3.68
Au_ppm	Raw	16,578	0.26	6.990	0.00	188.12
	Composite	8,822	0.26	5.140	0.00	95.91
	Residual	130	0.17	2.615	0.00	3.68
Length [m]	Raw	16,578	1.58	0.37	0.1	6.1
	Composite	8,822	2.99	0.04	1.52	3.00
	Residual	130	1.44	0.57	0.01	3.00

Table supplied by Integra, June, 2023.

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14.5.9 Mountain View Project Block Model

The criteria used in the selection of block size for the Mountain View resource estimate include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 7.62 m x 7.62 m x 6.10 m was used (25 ft x 25 ft x 20 ft). The block model was coded for each lithological and oxidation domains using the 50% rule. Considering that a hard boundary has been used for both breccia domains and that a soft boundary would be used for the other domains, this rule does not introduce dilution or create any complications for the mine planning. No rotation was applied to the block model. The characteristics of the block model are summarized in Table 14.15.

Table 14.15
Mountain View Project, Block Model Geometry

Description	X	Y	Z
Number of nodes	224	204	120
Mesh size	7.62 m	7.62 m	6.096 m
Grid origin (center)	288,004.42 m	4,522,204.27 m	1,095.32 m
Grid origin (corner)	288,000.61 m	4,522,200.46 m	1,092.27 m
Min	288,000.61 m	4,522,200.46 m	1,092.27 m
Max	289,707.49 m	4,523,754.94 m	1,823.79 m

Table supplied by Integra, June, 2023.

14.5.10 Mountain View Search Ellipse and Interpolation Parameters

Two different search ellipse orientations were selected. These orientations were selected manually in 3D and validated though variography (maximum range). The size of the search ellipse was set as a mix of to be large enough to populate the densely informed area during the first pass and to roughly correspond to 70% of the variance of the variogram: the results of this provided a flat ellipse of 30 m x 20 m x 30 m (Table 14.16). To populate most of the block model, a second pass with ratios equal to 2, 2 and 1.5 for X, Y and Z was used.

Table 14.16
Mountain View Project, Search Ellipse Parameters

Domain	X (m)	Y (m)	Z (m)	Dip (°)	Dip Azimuth (°)	Pitch (°)
East Breccia	30	20	30	65	55	0
Others	30	20	30	85	230	160

Table supplied by Integra, June, 2023.

Block model was interpolated using an Inverse Distance cubed (ID3) using a block discretization of 3 x 3 x 3. A 3-pass interpolation strategy was used, with relaxing parameters for each pass; the parameters used for each successive pass are presented in Table 14.17.

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Table 14.17
Mountain View Project, Interpolation Parameters

Pass	Number of Octants used	Maximum Samples per Octant	Minimum Samples Used	Increase Search Ellipse Ratio
1	4	4	9	1.0
2	4	4	5	2.0
3	4	4	5	3.0

Table supplied by Integra, June, 2023.

14.5.11 Mountain View Project Model Validation

Mineralized domain models for Mountain View were validated using a variety of methods, including visual inspection of the model grades and grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development.

All analyses indicate that the model follows the grade distribution of the informing composites and the accuracy of the model is considered to have been demonstrated. The total global comparison for each resource classification is within a 20% tolerance for bias and reconciliation. The QP considers the model to be a reasonable representation of the Mountain View mineralization, based on the current level of sampling.

14.5.11.1 Visual Inspection

Figure 14.17 represents a sectional view of the model compared with the raw informing sample data. The visual validation confirms that the block model honours the drill hole and chip sample data and justifies the multiple capping grades.

Figure 14.17
Mountain View Project, North-South Block Model Cross Section Visual Checks (Looking North)

Figure supplied by Integra, June, 2023.

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14.5.11.2 Statistical Comparisons

Ordinary kriging (OK) and Nearest Neighbour (NN) interpolations were performed to check for local and global bias in the models. In the global bias analysis at zero cut-off (Table 14.18), the ID3 interpolations matched well with the ID2 and OK interpolations. The NN estimated mean grade shows lower average grade but, considering the block size versus composite size, the NN grade is probably not a good estimator of the declustered grade.

The trend and local variation of the estimated ID3 models were compared with cell declustered composite data, using swath plots in three directions (north, east and elevation). The ID3 models show similar trends in grades, with the expected smoothing for the method when compared to the composite data. It must be noted that the cell declustering size has a significant impact on the weights at Mountain View, and these results should be interpreted with caution. Figure 14.18 shows the swath plot in the three principal directions. In the area with good data density, the gold grades from the cell desclustering composites fit well with the grades from the ID3 model.

Table 14.18
Mountain View Project, Gold Interpolation Comparison Cut-Off

Interpolation Methodology	Number of blocks	Mean	Coefficient of Variation	Minimum	Maximum
ID2	5,483,520	0.13	2.64	0.00	8.17
NN	5,483,520	0.11	4.12	0.00	15.49
ID3	5,483,520	0.13	2.71	0.00	8.98
OK	5,483,520	0.09	2.94	0.00	7.54

Table supplied by Integra, June, 2023.

Figure 14.18
Mountain View Project, Gold Trend Plot for East, North and Elevation

Figure supplied by Integra, June, 2023.

14.5.12 Mountain View Project, Classification

Mineral resource classification was determined through manual geometric criteria deemed reasonable for the deposit by the QP. Considering the complex 3D shape of the mineralization at the Mountain View Project, a classification based on a number of search passes was used. Blocks interpolated during the first and second passes were classified as Indicated, with blocks that were interpolated during the third pass classified as Inferred (Figure 14.19).

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Figure 14.19
Mountain View Project 3D View of the Classification (Looking Northeast)

Figure supplied by Integra, June, 2023.

14.5.13 Mountain View Project, Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Mountain View deposit is 0.15 g/t Au. This was determined using the parameters presented in Table 14.19. The QP considers the selected cut-off grade of 0.15 g/t Au to be adequate, based on the current knowledge of the Project.

In addition to the cut-off grade, an open pit shell optimizer was undertaken on the block model to constrain the mineral resources within a conceptual pit shell. In addition to a gold price of US$1,800/oz, mining, processing and metallurgical recoveries among other parameters were used to create the conceptual pit. These parameters are summarized in Table 14.19.

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Table 14.19
Mountain View Project, Mineral Resource Economic Parameters

Parameters	Units	Value
Gold price	US$/oz	1,800
Silver price	US$/oz	21.0
Mining costs (QAL)	US$/t	1.67
Mining costs (Rock)	US$/t	2.27
Processing costs	US$/t	3.1
G&A costs	US$/t	0.4
Gold Cut-off	g/t Au	0.15
Discount rate	%	5.0
Pit slope (QLA)	°	44
Pit slope (Rock)	°	44-50
Oxide recovery	Au %	86.0
Transition recovery	Au %	64.0
Fresh recovery	Au %	30.0
Silver Recovery	Ag %	20.0

Table supplied by Integra, June, 2023.

14.5.14 Mountain View Project, Mineral Resource Estimate

The QP has classified the Mountain View Project mineral resource estimate as indicated and inferred mineral resources based on data density, search ellipse criteria and interpolation parameters. The estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Table 14.20 displays the results of the mineral resource estimate at a gold cut-off grade of 0.15 g/t for the Mountain View deposit.

Table 14.20
Mountain View Deposit June, 2023, Mineral Resource Estimate Statement

Type	Classification	Tonnes	Gold Grade g/t	Ounces Gold	Silver Grade g/t	Ounces Silver	Gold Equivalent g/t	Gold Equivalent Ounces
Oxide	Indicated	22,007,778	0.57	401,398	2.46	1,738,448	0.60	423,772
	Inferred	3,579,490	0.44	50,716	1.43	165,049	0.46	52,840
Transition	Indicated	2,804,723	0.66	59,676	6.56	591,868	0.75	67,293
	Inferred	215,815	0.40	2,750	3.77	26,184	0.44	3,087
Fresh	Indicated	3,938,017	0.92	116,970	8.46	1,071,521	1.03	130,760
	Inferred	360,198	0.58	6,679	4.57	52,955	0.64	7,361
Total	Indicated	28,750,517	0.63	578,044	3.68	3,401,836	0.67	621,826
	Inferred	4,155,502	0.45	60,145	1.83	244,188	0.47	63,288

Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Mountain View Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 t/cm3 was assigned to all rock types.

(6) Inverse Distance cubed interpolation method was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon's QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate, other than those disclosed in this report.

14.5.15 Mountain View Project, Mineral Resource Grade Sensitivity Analysis

Table 14.21 summarizes the cut-off grade sensitivity analysis for gold and silver for the Mountain View mineral resource estimate. The reader should be cautioned that the figures provided in Table 14.21 should not be interpreted as mineral resource statements. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Figure 14.20 and Figure 14.21 present the grade tonnage curves built on the cut-off grade sensitivity data presented in Table 14.21. Micon's QP has reviewed the cut-off grades used in the sensitivity analysis and is of the opinion that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold.

Table 14.21
Mountain View Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Cut-off	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Indicated	0.05	40,403,411	0.47	611,331	2.77	3,603,425
	0.1	33,505,516	0.55	596,279	3.25	3,504,450
	0.15	28,750,517	0.63	578,044	3.68	3,401,836
	0.2	24,655,131	0.70	555,638	4.13	3,273,399
	0.25	20,636,857	0.79	527,273	4.71	3,126,157
	0.3	17,607,873	0.89	501,067	5.30	3,002,439
	0.35	15,040,896	0.98	474,722	5.96	2,884,444
	0.4	12,825,775	1.09	448,438	6.72	2,770,464
	0.45	11,148,152	1.19	425,832	7.44	2,665,760
	0.5	9,921,924	1.28	407,305	8.10	2,585,043
	0.6	8,060,436	1.45	374,797	9.37	2,428,881
	0.65	7,261,650	1.54	358,880	10.06	2,349,158
	0.7	6,605,735	1.62	344,764	10.74	2,280,086
	0.75	6,092,995	1.70	332,892	11.34	2,221,263
	0.8	5,604,020	1.78	320,793	11.99	2,160,136
	0.85	5,141,115	1.87	308,589	12.67	2,094,668
	0.9	4,704,754	1.96	296,388	13.43	2,031,580
	0.95	4,347,878	2.04	285,832	14.17	1,980,755

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Classification	Cut-off	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Inferred	0.05	7,216,472	0.29	68,309	1.23	286,151
	0.1	5,193,523	0.38	64,086	1.58	264,520
	0.15	4,155,502	0.45	60,145	1.83	244,188
	0.2	3,295,489	0.52	55,404	2.01	213,229
	0.25	2,666,150	0.59	50,996	2.23	190,903
	0.3	2,183,919	0.67	46,813	2.42	170,015
	0.35	1,787,425	0.74	42,741	2.68	153,958
	0.4	1,482,411	0.82	39,121	2.95	140,721
	0.45	1,251,206	0.90	36,019	3.20	128,567
	0.5	1,082,894	0.96	33,480	3.38	117,542
	0.6	820,366	1.10	28,925	3.81	100,545
	0.65	731,986	1.15	27,166	4.04	94,982
	0.7	648,315	1.22	25,362	4.30	89,554
	0.75	587,329	1.27	23,954	4.47	84,454
	0.8	520,384	1.33	22,299	4.70	78,600
	0.85	468,262	1.39	20,924	4.92	74,091
	0.9	434,955	1.43	19,995	5.07	70,965
	0.95	396,559	1.48	18,855	5.18	66,060

Table supplied by Integra, June, 2023.

Figure 14.20
Mountain View Project, Grade Tonnage Curves for the Indicated Mineral Resources at Different Cut-Off Grades

Figure supplied by Integra, June, 2023.

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Figure 14.21
Mountain View Project, Grade Tonnage Curves for the Inferred Mineral Resources at Different Cut-Off Grades

Figure supplied by Integra, June, 2023.

14.5.16 Mountain View Project, 2023 Mineral Resource Estimate Comparison with 2020 Estimate

In November, 2020, Micon conducted a NI43-101 compliant resource estimate for the Mountain View Project. Table 14.22 presents a comparison of the 2023 and 2020 estimations for gold only. The present June, 2023, mineral resource estimate represents a significant increase in the indicated category. The increase in the indicated classification was achieved due to the 2021-2022 Integra drilling program which demonstrated the validity of the historical data at the Mountain View Project. The additional resource increase was primarily driven by the new geological interpretation (definition of the high-grade Breccia domains), as well as an increased gold price and changes to the other technical and economical assumptions.

Table 14.22
Mountain View Project, Comparison between the 2023 and the 2020 Mineral Resource Estimates

Classification	November, 2020, Mineral Resource Estimate (@ US$1,500/oz)			June, 2023, Mineral Resource Estimate (@ US$1,800/oz)
	Tonnes (Mt)	Gold Grade (g/t)	Gold Ounces (x 1,000)	Tonnes (Mt)	Gold Grade (g/t)	Gold Ounces (x 1,000)
Indicated	-	-	-	28.8	0.63	578
Inferred	23.2	0.57	427	4.2	0.45	60

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14.6 Factors that could Affect the Wildcat and Mountain View Mineral Resource Estimates

It is the QP's opinion that the factors set out below could affect the mineral resource estimate:

  The geological interpretations and assumptions used to generate the estimation domains.

  The mineralization and geologic geometry and continuity of mineralized zones.

  The estimates of mineralization and grade continuity.

  The treatment of high-grade gold and silver values.

  The grade interpolation methods and estimation parameter assumptions.

  The confidence in assumptions and methods used in the mineral resource classification.

  The density and the methods used in the estimation of density.

  The metal price and other economic assumptions used in the cut-off grade determination.

  The input and design parameter assumptions that pertain to the open-pit mining constraints.

  The assumptions as to the continued ability to access property, retain mineral and surface rights titles, maintain the operation within environmental and other regulatory permits, and maintain the social license to operate.

As of the completion of this Technical Report, no environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors are known to the QP that would materially affect the estimation of Wildcat or Mountain View Projects mineral resource estimates, other than those not discussed in this report.

14.7 Responsibility for the Wildcat and Mountain View Mineral Resource Estimates

The geologic modelling for the Wildcat and Mountain View deposits and the initial mineral resource estimate was completed by Integra's Vice President Exploration Raphael Dutaut Ph.D. P.Geo. The geological modelling and the mineral resource estimate were then reviewed and validated by William Lewis, P.Geo. of Micon. Mr. Lewis is responsible for the resource estimates discussed herein, by virtue of his independent review and verified of the work performed by Integra.

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15.0 MINERAL RESERVE ESTIMATES

There are presently no mineral reserves at either the Wildcat Project or the Mountain View Project. Integra will need to conduct further work at both properties prior to undertaking a mineral reserve estimate.

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16.0 MINING METHODS

The mining plan for this PEA, includes inferred mineral resources. Inferred resources are viewed as being too geologically speculative to have economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that PEA results will be realized.

The PEA for the Wildcat and Mountain View deposits, as described in this report, uses conventional open pit truck and loader mining methods. Waste material will be loaded into 91-tonne haul trucks and transported to waste rock storage facilities. The mineralized material will be extracted from the pit, crushed and placed on a heap leach pad. Ultimate pit limits were determined through pit optimization techniques, and preliminary pit designs have been established. Production schedules have been formulated based on the resources derived from these pit designs. The following sections elaborate on the methodology employed to define the pit designs, waste dump designs, and production schedule used in this PEA.

16.1 Pit Optimization

Economic pit limit analysis was carried out using the Lerchs-Grossmann algorithm and incorporated economic and geometrical parameters estimated for the Wildcat and Mountain View Projects.

The processing methods considered included run-of-mine ROM leaching, where trucks would transport mineralized material to the leach pads, and crushed leaching, where trucks would deliver mineralized material to a crushing circuit for crushing before being transferred to the leach pad by conveyors.

Various mining and processing scenarios based on throughput rates ranging from 10,000 to 30,000 t/d, were examined to determine the optimal processing rate. Pit shells for different metal prices were generated to identify pit phases and ultimate pits for each scenario. Subsequently, the Hexagon Mine Plan Schedule Optimizer was utilized to develop production schedules and preliminary cash flows for each scenario.

16.1.1 Pit Optimization Parameters

Economic parameters were established for each production scenario, including mining costs, process costs, general and administrative (G&A) costs, dilution, and metallurgical recoveries. These parameters are summarized in Table 16.1.

Operating mining costs comparable to similar projects in Nevada were applied to all scenarios. The mining cost was further refined using the mine schedule to reflect the specific operational requirements.

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Table 16.1
Pit Optimization Parameters

Parameters	Units	Wildcat Project	Mountain View Project
Gold price	US$/oz	1,700	1,700
Silver price	US$/oz	21	21
Processing cost, alluvium	US$/tonne treated	3.7	3.1
Processing cost, oxide material	US$/tonne treated	3.7	3.1
Processing cost, fresh material	US$/tonne treated	3.7	3.1
WC Metallurgical recovery, gold in oxide	%	73	'-----
WC Metallurgical recovery, gold in granodiorite	%	52	'-----
WC Metallurgical recovery, gold in fresh	%	10	'-----
MV Metallurgical recovery, gold in oxide	%	'-----	86
MV Metallurgical recovery, gold in transition	%	'-----	64
MV Metallurgical recovery, gold in fresh	%	'-----	30
Metallurgical recovery, silver	%	18	20
Mine dilution	%	1	10
Mine recovery	%	100	100
G&A	US$/tonne treated	0.5	0.4
Mining cost in Alluvium	US$/tonne mined	1.8	1.67
Mining cost in oxide	US$/tonne mined	2.4	2.27
Mining cost in fresh	US$/tonne mined	2.4	2.27
Annual discount rate	%	5	5
WC Pit slope angle, overall	Degrees (°)	54	'-----
WC Pit slope angle, Phase 2 north wall	Degrees (°)	51	'-----
MV Pit slope angle, alluvium	Degrees (°)	'-----	44
MV Pit slope angle, granodiorite	Degrees (°)	'-----	50
MV Pit slope angle, rhyolite	Degrees (°)	'-----	50
MV Pit slope angle, volcanics	Degrees (°)	'-----	44

Table supplied by Integra, June, 2023.

For all pit optimization scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.

Process costs were initially estimated based on processing models provided by the QP's estimation services and were further refined for the final mine plan.

General and administrative costs were determined based on the personnel, supplies and other expenses required to support the operation.

Recoveries were estimated based on the results of current metallurgical testwork.

While pit optimizations considered a range of metal prices, the base metal prices used were US$1,700 per ounce of gold and US$21.00 per ounce of silver.

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16.1.2 Geometrical Parameters

Since the mineral resources are contained within the current property boundaries, they were not considered as restrictions during the pit optimization process. No royalty factors were directly applied to the optimization; instead, the royalties were calculated based on the final schedule, considering all permits that overlap with the properties.

Recent pit slope stability studies conducted by Alius Mine Consulting provided recommendations for the design parameters. These recommendations are discussed in Section 16.2.1.

16.1.3 Pit Optimization Results

Pit optimizations were performed utilizing both Indicated and Inferred resources.

Pit optimization using the Lerchs-Grossmann algorithm defines an excavation limit at a specific metal price. Metal prices are increased incrementally, and excavation limits or pit shells are created for each metal price. The inputs provided included the resource block model, and appropriate economic, geotechnical, and recovery parameters. Each deposit was analyzed separately, and ultimate pit shells were selected for the final designs. Additional pit shells were considered for guidance on the interior pit phases of the Wildcat and Mountain View deposits.

The selection of ultimate pits and pit phases involved a two-step process. In the first step, a set of pit shells was optimized by varying a revenue factor. The revenue factors for each deposit were varied from 0.29 to 1.18 in increments of 0.029. This resulted in a range of nested pit shells representing gold prices from US$500 to US$2,000 per ounce in increments of US$50. This process generated 31 pit shells for further analysis.

In the second step, the pit-by-pit analysis tool was employed to generate discounted operating cash flows, without including capital expenditure. Three different discounted values were developed: best, worst, and specified. The best-case value utilized each pit shell as a pit phase or pushback, taking advantage of mining more valuable material as soon as possible to enhance the discounted value. The worst case evaluated each pit shell as if mining a single pit from top to bottom, without the advantage of prioritizing higher-value material. The specified case allowed for user-specified pit shells to be used as pushbacks, providing a more realistic assessment of the discounted cash flow considering mining width constraints.

Pit optimizations were performed to determine appropriate pit phasing and ultimate limits. It should be noted that capital expenditure was not included in the optimization process, and the calculated net present value (NPV) is purely a notional value, representing only revenues and operating costs.

16.1.3.1 Wildcat Pit Optimization

The previously mentioned parameters, along with base metal prices of US$1,700 per ounce of gold and US$21.00 per ounce of silver, were utilized in the pit optimization process for the Wildcat deposit. Gold prices were varied from US$500 to US$2,000 per ounce in increments of $50 to generate the pit optimization results. Table 16.2 presents these results, showing the changes in pit parameters corresponding to each gold price increment.

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Table 16.2
Wildcat Project, Pit Optimization Results

Pit Shell	Revenu Factor	Gold Price (USD/oz)	Total (Tonne)	Waste (Tonne)	Ore (Tonne)	Strip Ratio	AU In Situ Grade (g/t)	AG In Situ Grade (g/t)	Gold In Situ (oz)	AG In Situ (oz)	Best Case Disc.@ 5%	Worst Case Disc.@ 5%
1	0.29	500	6,024,905	596,748	5,428,157	0.11	0.76	5.99	132,638	1,044,796	114,933,032	114,933,032
2	0.32	550	10,190,641	884,836	9,305,805	0.10	0.66	5.26	198,536	1,573,024	164,120,580	164,119,895
3	0.35	600	13,685,934	1,274,034	12,411,900	0.10	0.63	4.91	250,360	1,960,802	201,415,534	200,729,573
4	0.38	650	18,688,014	1,561,719	17,126,295	0.09	0.58	4.60	319,626	2,534,834	248,581,714	247,011,730
5	0.41	700	22,404,573	1,767,513	20,637,060	0.09	0.56	4.40	368,353	2,920,545	279,416,923	276,674,252
6	0.44	750	28,373,507	2,200,517	26,172,990	0.08	0.52	4.14	438,314	3,482,121	320,589,241	314,979,865
7	0.47	800	32,470,872	2,370,058	30,100,814	0.08	0.50	4.03	485,209	3,896,301	346,626,142	339,702,676
8	0.50	850	36,724,580	2,647,935	34,076,645	0.08	0.48	3.92	529,857	4,297,830	368,922,121	359,006,839
9	0.53	900	42,539,072	2,953,203	39,585,869	0.07	0.46	3.72	588,957	4,738,874	395,959,726	383,157,479
10	0.56	950	47,943,876	3,254,086	44,689,790	0.07	0.45	3.59	640,422	5,162,231	417,335,298	399,812,386
11	0.59	1,000	52,667,105	3,610,022	49,057,083	0.07	0.43	3.53	682,697	5,562,403	433,475,977	413,438,047
12	0.62	1,050	60,600,821	4,898,241	55,702,580	0.09	0.42	3.47	744,070	6,210,911	454,329,693	429,139,689
13	0.65	1,100	63,820,760	5,116,321	58,704,439	0.09	0.41	3.44	770,564	6,491,191	462,520,110	435,523,339
14	0.68	1,150	67,184,748	5,474,888	61,709,860	0.09	0.40	3.40	796,641	6,740,197	469,723,596	440,007,618
15	0.71	1,200	71,181,830	5,866,002	65,315,828	0.09	0.39	3.37	825,805	7,084,930	477,221,500	444,538,272
16	0.74	1,250	74,274,338	6,161,998	68,112,340	0.09	0.39	3.34	847,889	7,310,439	482,270,289	447,449,195
17	0.76	1,300	77,802,742	6,504,465	71,298,277	0.09	0.38	3.30	872,133	7,566,152	487,008,139	448,842,541
18	0.79	1,350	81,335,082	7,026,710	74,308,372	0.09	0.37	3.26	894,161	7,785,111	490,788,624	449,096,243
19	0.82	1,400	83,013,477	7,202,561	75,810,916	0.10	0.37	3.24	905,130	7,900,058	492,401,921	449,349,660
20	0.85	1,450	87,214,312	7,855,983	79,358,329	0.10	0.36	3.21	929,834	8,198,327	495,469,190	449,111,680
21	0.88	1,500	89,492,746	8,153,301	81,339,445	0.10	0.36	3.19	943,239	8,329,448	496,741,994	447,796,391
22	0.91	1,550	91,594,938	8,401,199	83,193,739	0.10	0.36	3.17	955,387	8,473,940	497,652,572	446,564,967
23	0.94	1,600	93,553,796	8,752,431	84,801,365	0.10	0.35	3.15	966,264	8,594,783	498,236,936	445,863,991
24	0.97	1,650	95,221,652	9,004,598	86,217,054	0.10	0.35	3.13	974,942	8,678,760	498,519,121	444,673,066
25	1.00	1,700	97,008,868	9,269,494	87,739,374	0.11	0.35	3.11	984,327	8,784,488	498,610,137	442,857,139
26	1.03	1,750	98,840,242	9,523,691	89,316,551	0.11	0.35	3.10	993,513	8,888,186	498,479,325	440,619,130
27	1.06	1,800	100,549,520	9,939,866	90,609,654	0.11	0.34	3.08	1,001,361	8,977,666	498,206,581	438,150,352
28	1.09	1,850	102,108,483	10,144,606	91,963,877	0.11	0.34	3.07	1,008,887	9,071,621	497,797,949	435,968,086
29	1.12	1,900	103,521,687	10,301,176	93,220,511	0.11	0.34	3.05	1,015,740	9,146,028	497,307,863	433,949,680
30	1.15	1,950	105,001,301	10,652,387	94,348,914	0.11	0.34	3.04	1,022,080	9,213,053	496,716,662	431,991,644
31	1.18	2,000	106,347,318	10,841,383	95,505,935	0.11	0.33	3.02	1,028,171	9,275,021	496,041,840	430,045,759

Table supplied by Integra, June, 2023.

During the optimization, the focus was on the economic potential of the deposit, and as a result, the fresh unoxidized material was excluded from the analysis.

To determine the ultimate pit limits for design purposes, the US$1,200 per ounce of gold result, highlighted in Table 16.2 was selected as the best-case pit.

Figure 16.1 provides a graphical representation of the pit-by-pit analysis. The highlighted pit shell represents the maximized discounted operating cash flow, considering a gold price of US$1,700 and a silver price of US$21.00 while minimizing the capital expenditure required. This pit serves as the foundation for the ultimate pit design of the Wildcat deposit.

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Figure 16.1
Wildcat Project Pit-by-Pit Graph

Figure supplied by Integra, June, 2023.

16.1.3.2 Mountain View Pit Optimization

The pit optimization for the Mountain View deposit was conducted using the aforementioned parameters, with gold prices ranging from US$500 to US$2,000 per ounce. The results of these optimizations are presented in Table 16.3, which displays the changes in pit parameters for each US$50 increment in gold price.

As was the case with Wildcat. the ultimate pit limit for design purposes at Mountain View, was selected as the US$1,200 per ounce of gold pit, highlighted in Table 16.3.

Figure 16.2 provides a graphical representation of the pit-by-pit analysis for the Mountain View deposit. It offers a visual depiction of the optimized pits and their corresponding discounted operating cash flows, at various gold prices.

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Table 16.3
Mountain View Project, Pit Optimization Results

Pit Shell	Revenu Factor	Gold Price (USD/oz)	Total (Tonne)	Waste (Tonne)	Ore (Tonne)	Strip Ratio	AU In Situ Grade (g/t)	AG In Situ Grade (g/t)	Gold In Situ (oz)	AG In Situ (oz)	Best Case Disc.@ 5%	Worst Case Disc.@ 5%
1	0.29	500	186,879	53,871	133,008	0.41	0.55	1.15	2,349	4,934	2,582,662	2,582,662
2	0.32	550	41,815,949	30,710,602	11,105,347	2.77	0.65	3.44	232,865	1,228,191	201,213,707	201,213,707
3	0.35	600	44,634,122	31,845,766	12,788,356	2.49	0.62	3.19	255,142	1,310,278	217,241,390	218,301,659
4	0.38	650	46,406,969	32,464,189	13,942,780	2.33	0.60	3.06	269,054	1,369,501	226,530,593	227,366,185
5	0.41	700	49,383,810	34,039,096	15,344,714	2.22	0.58	2.94	287,271	1,450,462	239,562,858	239,013,396
6	0.44	750	57,321,648	38,609,621	18,712,027	2.06	0.56	3.13	337,229	1,880,985	266,907,370	263,413,716
7	0.47	800	60,975,174	40,076,177	20,898,997	1.92	0.54	3.01	362,682	2,025,440	280,678,583	273,874,818
8	0.50	850	66,291,072	42,086,043	24,205,029	1.74	0.52	2.92	401,806	2,273,566	299,111,750	288,227,072
9	0.53	900	71,154,028	44,126,954	27,027,074	1.63	0.50	2.87	435,608	2,497,435	312,679,752	297,519,639
10	0.56	950	82,324,192	53,345,161	28,979,031	1.84	0.51	2.98	477,606	2,773,783	330,025,604	310,512,271
11	0.59	1,000	85,910,994	55,625,236	30,285,758	1.84	0.51	2.93	493,785	2,854,663	336,146,155	314,407,869
12	0.62	1,050	87,326,567	56,301,844	31,024,723	1.81	0.50	2.89	500,991	2,884,670	338,738,058	315,884,645
13	0.65	1,100	91,980,219	59,695,509	32,284,710	1.85	0.50	2.87	518,637	2,981,289	344,259,485	317,729,442
14	0.68	1,150	92,954,846	59,913,526	33,041,320	1.81	0.50	2.84	527,705	3,013,277	345,909,165	318,863,507
15	0.71	1,200	96,149,134	62,151,602	33,997,532	1.83	0.49	2.84	540,941	3,104,831	348,876,226	319,328,993
16	0.74	1,250	106,331,492	69,604,846	36,726,646	1.90	0.48	2.68	572,565	3,158,879	357,296,909	317,659,116
17	0.76	1,300	107,909,352	70,766,478	37,142,874	1.91	0.48	2.66	577,088	3,177,900	358,294,441	317,501,297
18	0.79	1,350	111,437,438	73,715,200	37,722,238	1.95	0.48	2.68	586,291	3,245,880	359,855,192	317,249,340
19	0.82	1,400	113,542,471	75,319,449	38,223,022	1.97	0.48	2.65	592,129	3,259,830	360,827,907	316,322,613
20	0.85	1,450	114,806,289	76,237,736	38,568,553	1.98	0.48	2.65	596,684	3,280,992	361,305,134	315,916,999
21	0.88	1,500	115,595,879	76,715,200	38,880,679	1.97	0.48	2.64	599,839	3,303,987	361,564,967	315,413,830
22	0.91	1,550	116,037,588	76,981,534	39,056,054	1.97	0.48	2.64	601,406	3,315,028	361,672,737	315,224,561
23	0.94	1,600	121,176,921	80,804,509	40,372,412	2.00	0.48	2.72	623,556	3,531,959	362,433,168	312,915,554
24	0.97	1,650	124,024,363	82,959,845	41,064,518	2.02	0.48	2.74	633,733	3,612,401	362,614,702	311,651,971
25	1.00	1,700	126,291,247	84,532,536	41,758,711	2.02	0.48	2.71	641,932	3,640,941	362,593,173	310,326,220
26	1.03	1,750	127,500,833	85,474,883	42,025,950	2.03	0.48	2.71	645,057	3,658,819	362,515,458	309,507,305
27	1.06	1,800	129,489,559	86,722,440	42,767,119	2.03	0.48	2.72	655,328	3,742,575	362,320,337	308,304,521
28	1.09	1,850	132,678,256	89,140,739	43,537,517	2.05	0.47	2.69	663,216	3,765,356	361,838,175	304,976,786
29	1.12	1,900	134,646,272	90,626,473	44,019,799	2.06	0.47	2.68	668,838	3,794,796	361,488,981	303,118,994
30	1.15	1,950	136,234,111	91,812,411	44,421,700	2.07	0.47	2.68	672,688	3,824,161	361,097,840	301,416,845
31	1.18	2,000	139,457,627	94,207,070	45,250,557	2.08	0.47	2.65	681,340	3,858,820	360,183,674	298,395,398

Table supplied by Integra, June, 2023.

Figure 16.2
Mountain View Project, Pit-by-Pit Graph

    Figure supplied by Integra, June, 2023.

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16.1.3.3 Combined Selected Shell

The US$1,200/oz gold price shell was chosen as the optimal pit configuration to maximize the value of the Projects, while minimizing the capital requirement. This selection was made based on a comprehensive evaluation of the pit optimization results, taking into account economic considerations and the need to optimize the balance between profitability and capital expenditure. By selecting the US$1,200/oz shell, the Projects generate value, while maintaining an efficient capital utilization strategy. Table 16.4 summarizes the combined pit optimization results.

Table 16.4
Combined Wildcat and Mountain View Project Pit Optimization Results

SHELL SELECTION FINAL PIT	Units	Wildcat	Mountain view	Total
Gold Price for optimization	(US$/oz)	1,700	1,700	-
Shell Number		15	15	-
Shell Revenue Factor		0.71	0.71	0.71
Total Tonnage	(Ktonne)	71,182	96,149	167,331
Selected Shell Gold price	(US$/oz)	1,200	1,200	1,200
Waste Tonnage	(Ktonne)	5,866	62,152	68,018
Ore Tonnage	(Ktonne)	65,316	33,998	99,313
Stripping Ratio		0.09	1.83	0.68
AU Grade	(g/t)	0.39	0.49	0.43
In-Situ Gold	Koz	826	541	1,367
Recovered Gold	Koz	570	415	985
Ag Grade	(g/t)	3.37	2.84	3.19
In-Situ Silver	oz	7,085	3,105	10,190
Recovered Silver	Koz	1,275	621	1,896
In situ Gold Oxide	Koz	826	416	1,242
In situ Gold Transition	Koz	-	59	59
In situ Gold Fresh	Koz	-	66	66
Recovered Gold Oxide	Koz	570	358	928
Recovered Gold Transition	Koz	-	38	38
Recovered Gold Fresh	Koz	-	20	20
Best case NPV DCF @ 5%	(M$)	477	349	826

Table supplied by Integra, June, 2023.

16.2 Pit Designs

The pit designs were developed using the optimized pit shells and the designs was developed to ensure efficient access to the mineral resources for equipment and personnel involved in the mining operations. By aligning the pit design with the optimized pit shell, the Projects aim to optimize resource extraction, maximize productivity, and facilitate smooth operations within the pit area.

16.2.1 Pit Design Slope Parameters

While not definitive, a geotechnical study was conducted by Alius Mine Consulting for both the Wildcat and Mountain View Projects.

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This study aimed to ensure that appropriate design parameters and guidelines were incorporated into the pit optimization and pit design processes at both Projects.

Figure 16.3 illustrates pit wall terminology.

Figure 16.3
Pit Wall Terminology

Figure supplied by Integra (modified from Read & Stacey, 2009), June, 2023.

16.2.1.1 Wildcat Slope Parameters

Based on the technical memorandum prepared by Alius Mine Consulting, the open pit wall angles for the Wildcat Project have been assessed.

The pit design involves the use of double benches, with each double bench having a height of 18.28 m. To enhance stability and safety, every other bench includes a catch bench, 8.1 m wide. A bench face angle of 75° has been assumed, resulting in an inter-ramp slope angle of 54°.

A specific critical sector was located in the north-northwest wall of the Wildcat south pit (Phase 2). In this sector, the bench face angle was reduced to 70°, and this resulted in a slightly shallower inter-ramp slope of 51°. This adjustment was made to address geotechnical concerns specific to that area. Figure 16.4 illustrates the geotechnical sectors of the Wildcat Project, highlighting the area of the north-northwest wall of the south pit.

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The geomechanical slope design guidelines for the Wildcat Project are aligned with the optimization of safety, stability and the operational requirements of open pit mining. These guidelines provide a framework for the design and management of pit slopes to ensure the overall stability of the Project. The geotechnical parameters for the Wildcat deposit are summarized in Table 16.5.

Figure 16.4
Wildcat Geotechnical Sectors: North-Northwest Wall of South Pit Highlighted

Figure supplied by Integra, July, 2023.

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Table 16.5
Wildcat Geotechnical Parameters

Final Slope Design Guidelines	Units	North-Northwest Wall of South Pit	Remaining
Benching		Double	Double
Bench Height	metre	2 x 9.14	2 x 9.14
Bench Width	metre	8.10	8.10
Bench Face Angle	degree	70	75
Inter-Ramp Angle	degree	51	54
Table supplied by Integra, June, 2023.

16.2.1.2 Mountain View Pit Slope Parameters

As with the Wildcat Project, Alius Mine Consulting (Alius) has prepared a technical memorandum to assess the open pit wall angles of the Mountain View Project. The Mountain View Project geotechnical parameters are primarily dependent on rock type.

The recommendations for the Mountain View Project geotechnical parameters are summarized in Table 16.6.

Table 16.6
Mountain View Geotechnical Parameters

Final Slope Design Guidelines	Units	Lithology
		Alluvium	Granodiorite	Rhyolite	Volcanics
Benching		Double	Double	Double	Double
Bench Height	metre	2 x 6.1	2 x 6.1	2 x 6.1	2 x 6.1
Bench Width	metre	6.90	6.90	6.90	6.90
Bench Face Angle	degree	65	75	75	65
Inter-Ramp Angle	degree	44	50	50	44

Table supplied by Integra, June, 2023.

16.2.2 Bench Height

In the pit design process, the bench height was aligned with both the block model elevation and the specific mining equipment to be utilized. This alignment ensures operational efficiency and allows for reasonable selectivity during the mining activities.

For the Wildcat deposit, a bench height of 9.14 m was employed. This particular height was chosen to suit the geological characteristics of the deposit and to accommodate the equipment used in the mining operations effectively.

In the case of the Mountain View deposit, a bench height of 6.1 m was utilized. This height selection was based on similar considerations, taking into account the geological attributes and the equipment specifications necessary for efficient mining.

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By aligning the bench height with the block model elevation and the equipment requirements, the pit design aims to optimize productivity, selectivity and operational performance during the mining process.

The in-pit ramps and haul roads for both the Wildcat and Mountain View Projects were designed to ensure safe operation of haul trucks and to accommodate two-way traffic. A ramp width of 30 m was utilized within the pits. This width allows for approximately 3.5 times the running width of a 90-t truck, ensuring ample space for safe passage.

In-pit ramps and surface roads were designed with a maximum gradient of 10%, although some steeper sections may exist on the inside of curves for short distances.

16.2.3 Wildcat Project, Pit Design

The Wildcat pit was divided into two main pits, each consisting of two phases and two satellite pits, resulting in a total of six phases in the design. Pit designs were engineered to ensure optimal resource extraction and maximize recovery by simultaneously mining all phases and achieving a well-blended production schedule.

The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, denoted as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.

Figure 16.5 outlines the design of Phase 1A and Phase 2A for the Wildcat pit, while Figure 16.6 illustrates the design of Phase 1F and Phase 2F. The satellite pits are outlined in Figure 16.7.

The ultimate pit design for the Wildcat deposit, encompassing all phases and the satellite pits, is outlined in Figure 16.8. This design represents the culmination of the pit optimization process and provides for the extraction of mineral resources in an efficient and coordinated manner.

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Figure 16.5
Wildcat Pit, Phase 1A (North) and Phase 2A (South)

351600
351800
352000
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352600
4491400
4491200
4491000
4490800
4490600
4490400
4490200
4490000
Legend
Property Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Wildcat Phase 1A (North)
and Phase 2A (South)
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
Source: ESRI, Maxar, Earthstar Geographics, CNES/Airbus DS
DATE:
2023-07-19
N
0 0.05 0.1 Mi
0 0.1 0.2 Km
Scale: 1:7,200
INTEGRA
RESOURCES

Figure supplied by Integra, July, 2023.

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Figure 16.6
Wildcat Pit, Phase 1F (North) and Phase 2F (South)

351600
351800
352000
352200
352400
352600
4491400
4491200
4491000
4490800
4490600
4490400
4490200
4490000
Legend
Property Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Wildcat Phase 1F (North)
and Phase 2F (South)
Datum: WGS 1984
Source: ESRI, Maxar, Earthstar Geographics, CNES/Airbus DS
DATE:
2023-07-19
N
0 0.05 0.1 Mi
0 0.1 0.2 Km
Scale: 1:7,200
INTEGRA RESOURCES

Figure supplied by Integra, July, 2023.

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Figure 16.7
Wildcat Pit, Phase A (North) and Phase B (South)

350600
350800
351000
351200
351400
351600
351800
4492400
4492200
4492000
4491800
4491600
4491400
4491200
4491000
Legend
Property Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Wildcat Phase A (North)
and Phase B (South)
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
DATE:
2023-07-19
N
0 0.05 0.1 Mi
0 0.1 0.2 Km
Scale: 1:7,200
INTEGRA
RESOURCES

Figure supplied by Integra, July, 2023.

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Figure 16.8
Wildcat Pit all Phases, Satellite Pits A and B

350600
350800
351000
351200
351400
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351800
352000
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352400
352600
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4492200
4492000
4491800
4491600
4491400
4491200
4491000
4490800
4490600
4490400
4490200
4490000
4489800
Legend
Property Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
N
0
0.1
0.2
Mi
Km
0.17
0.35
Scale: 1:12,000
Wildcat All Phases,
Satellite Pits A and B
DATE:
2023-07-20
INTEGRA
RESOURCES

Figure supplied by Integra, July, 2023.

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16.2.4 Mountain View Project, Pit Design

The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material movement flows and the cost/revenue streams.

Figure 16.9 depicts the design of Phase 1 for the Mountain View pit, showing the layout and configuration of this initial phase. Figure 16.10 displays the final design for Phase 2, representing the subsequent stage of mining activities in the pit.

By carefully sequencing the mining operations and considering bench elevation priorities, the pit design for the Mountain View deposit aims to optimize the extraction of the mineral resources while efficiently managing stripping activities. The ultimate goal is to enhance the economic viability of the Project.

16.2.5 Cut-Off Grade

The Lerchs-Grossmann pit optimization was driven by value, rather than by cut-off grades, however for scheduling purposes a cut-off grade was estimated.

Cut-off grade calculations were performed based on gold value, and for the different material types present, in order to account for varying recoveries.

The calculated cut-off grade varies from 0.09 to 0.15 g/t gold; however, due to the potential for misclassification errors at low cut-off grades, a minimum cut-off grade of 0.15 g/t of gold was used for the production scheduling. Table 16.7 summarizes the data used for the different calculated cut-off grades and the selected cut-off grade.

Table 16.7
Cut-off Grade Estimation

Description	Units	Wildcat Project		Mountain View Project
		Oxide	Oxide Granodiorite	Oxide	Transition
Processing cost	US$/tonne	3.70	4.00	3.10	3.10
G&A	US$/tonne	0.5	1.00	0.4	0.4
Gold price	US$/oz	1,700	1,700	1,700	1,700
Recovery	%	73	52	86	64
Selling cost	US$/oz	5.00	5.00	5.00	5.00
Royalties	%	2.00	2.00	4.00	4.00
Royalties	US$/oz	34.00	34.00	68.00	68.00
Insitu COG	g/t	0.11	0.15	0.08	0.10
Dilution	%	1.00	1.00	10.00	10.00
Diluted COG	g/t	0.11	0.15	0.09	0.12
Final COG	g/t	0.15	0.15	0.15	0.15

Table supplied by Integra, June, 2023.

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Figure 16.9
Mountain View Pit Phase 1

288600
288700
288800
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289000
289100
289200
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289400
4523500
4523400
4523300
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4523100
4523000
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4522800
4522700
4522600
4522500
Legend
Property Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Mountain View
Pit Phase 1
DATE:
2023-07-24
N
INTEGRA
RESOURCES

Figure supplied by Integra, July, 2023.

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Figure 16.10
Mountain View Final Pit Phase 2

288600
288700
288800
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289000
289100
289200
289300
289400
4523500
4523400
4523300
4523200
4523100
4523000
4522900
4522800
4522700
4522600
4522500
Legend
Property Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Mountain View
Pit Phase 2
DATE:
2023-07-26
N
0 0.04 0.08
Mi
Km
0 0.07 0.15
Scale: 1:4,800
INTEGRA
RESOURCES

Figure supplied by Integra, June, 2023.

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Integra Resources Corp.

16.2.6 Dilution

The current cut-off grade for mine planning is 0.15 g/t gold.

The same gold cut-off grade of 0.15 g/t was used for the dilution estimation process. A dilution factor is applied in mine planning to allow for the inadvertent mining of some uneconomic waste along with the profitable mineralized material.

A grade shell for mineralization above 0.15 g/t gold inside the pit design was generated for each Project. The solid was then extruded by 0.5 m, 1 m and 2 m to simulate mining outside the mineralization boundary.

The extruded solids inventory was reported and used with a qualitative assessment to estimate the dilution for each Project. Table 16.8 shows the final dilution factors used for the mine plan.

Equipment for the Projects has been selected to provide selectivity with respect to the selected block sizes. The resource estimate has been diluted to reflect losses from mining.

Table 16.8
Dilution Factors

Project	Tonnes	Gold Grade	Gold Ounces
Wildcat	1%	-1%	0%
Mountain View	5%	-5%	0%

Table supplied by Integra, June, 2023.

16.2.7 Mineral Resources in the PEA Conceptual Mine Plan

16.2.7.1 Wildcat Project, Mineral Resources in the Conceptual Mine Plan

The mineral resources within the final PEA pit designs for Wildcat were estimated using a volumetric report. Due to lower recovery rates in the fresh unoxidized material at the Wildcat Project, only oxidized material from the pit was included for processing in the production schedule. Additionally, a dilution factor of 1% was applied to the mineralized tonnes in the production schedule. Detailed information regarding the in-pit resources at Wildcat is provided in Table 16.9.

16.2.7.2 Mountain View Project, Mineral Resources in the Conceptual Mine Plan

The determination of resources within the final PEA pit designs for Mountain View was also estimated using a volumetric report. Additionally, a dilution factor of 5% was applied to the mineralized tonnes during the production scheduling process.

The Mountain View in-pit resources are presented in Table 16.10.

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Integra Resources Corp.

Table 16.9
Wildcat Project, Mineral Resources within the Conceptual Mine Plan

	Indicated					Inferred					Waste (K tonne)	Total (K tonne)	Strip Ratio
Phases	K Tonnes	Au Grade (g/t)	Gold (Koz)	Ag Grade (g/t)	Silver (Koz)	K Tonnes	Au Grade (g/t)	Gold (Koz)	Ag grade (g/t)	Silver (Koz)
WC Phase 01A	13,905	0.40	181	2.44	1,092	672	0.39	8	214.04	57	2,786	17,363	0.19
WC Phase 01F	21,637	0.36	247	2.80	1,951	4,457	0.32	46	383.68	566	5,442	31,535	0.21
WC Phase 02A	16,742	0.46	249	4.86	2,617	1,652	0.34	18	199.66	117	7,042	25,435	0.38
WC Phase 02F	2,457	0.29	23	3.97	313	780	0.26	6	381.51	80	3,114	6,351	0.96
WC Phase A	-		-		-	6,174	0.31	61	222.37	439	1,428	7,602	0.23
WC Phase B	-		-		-	806	0.37	9	232.90	71	816	1,622	1.01
Total	54,741	0.40	701	3.39	5,973	14,540	0.32	150	2.85	1,331	20,627	89,909	0.30

Notes:

1. Wildcat Project, mineral resources in the mine plan are reported using a 0.15 g/t Au cut-off.

2. Numbers may not reconcile due to rounding.

Table 16.10
Mountain View Project, Mineral Resources within the Conceptual Mine Plan

	Indicated					Inferred					Waste (K tonne)	Total (K tonne)	Strip Ratio
Phases	K Tonnes	Au grade (g/t)	Gold (Koz)	Ag grade (g/t)	Silver (Koz)	K Tonnes	Au grade (g/t)	Gold (Koz)	Ag grade (g/t)	Silver (Koz)
MV Phase 01	12,464	0.45	182	1.73	693	1,859	0.31	18	97.18	58	45,417	59,740	3.17
MV Phase 02	12,402	0.79	317	5.71	2,277	1,415	0.48	22	158.79	112	56,722	70,539	4.11
Total	24,866	0.62	499	3.71	2,970	3,275	0.38	40	1.61	170	102,138	130,279	3.63

Notes:

1. Mountain View Project, mineral resources in the mine plan are reported using a 0.15 g/t Au cut-off.

2. Numbers may not reconcile due to rounding.

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Integra Resources Corp.

16.3 Mine Waste Facilities

16.3.1 Wildcat Waste Disposal

The site at the Wildcat Project has varying topography with very few level areas upon which to locate a waste storage dump. Two waste dumps were designed for waste disposal in the Wildcat Project, as depicted in Figure 16.11. The south waste dump primarily accommodates material from Phase 2A and Phase 2F, while the north dump is designated for the remaining phases.

The waste dump designs were based on an assumed bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle (IRA) of 18°. Dump road width is 30 m with a maximum gradient of 10%.

In-pit dumping was also included in the mine plan.

The total dump capacity is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre (t/m3). The capacities of the two waste dumps are outlined in Table 16.11.

Table 16.11
Wildcat Project, Waste Dump Capacity

Waste Dump	Cubic Metres (Millions)	Tonnage (Millions)
South Dump	1.3	2.8
North Dump	9.1	19.7
Total:	10.4	22.5

Table supplied by Integra, June, 2023.

16.3.2 Mountain View Waste Disposal

The site at Mountain View has generally slight slopes dipping to the southwest. The Mountain View Project also incorporates a waste dump, employing the same parameters as the Wildcat Project. The dump is situated south of the pit, including a 100 m buffer around the pit edge and features two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits (Figure 16.12).

The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of two tonnes per cubic metre. The capacity of the waste dump is summarized in Table 16.12.

Table 16.12
Mountain View Project, Waste Dump Capacity

Waste Dump	Cubic Metres (Millions)	Tonnage (Millions)
Waste Dump	54.9	105.4

Table supplied by Integra, June, 2023.

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Integra Resources Corp.

Figure 16.11
Wildcat Project, Waste Dumps

350600
350800
351000
351200
351400
351600
351800
352000
352200
352400
352600
352800
353000
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4492100
4491900
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4489900
Legend
Property Boundary
Pit Boundary
Waste Dump Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Wildcat Waste Dumps
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
Source: ESRI, Maxar, Earthstar Geographics, CNES/Airbus DS
DATE:
2023-07-21
N
0 0.1 0.2 Mi
0 0.23 0.45 Km
Scale: 1:14,400
INTEGRA
RESOURCES

Figure supplied by Integra, July, 2023.

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Integra Resources Corp.

Figure 16.12
Mountain View Project, Waste Dump

287800
288000
288200
288400
288600
288800
289000
289200
289400
289600
4524000
4523800
4523600
4523400
4523200
4523000
4522800
4522600
4522400
4522200
4522000
4521800
4521600
Legend
Property Boundary
Pit Boundary
Waste Dump Boundary
40 ft Contour Interval
Index Contour
Contour
Pit Ramp
Pit Toe
Pit Crest
Mountain View Waste Dump
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
Source: ESRI, Maxar, Earthstar Geographics, CNES/Airbus DS
DATE:
2023-07-26
N
0 0.07 0.15 Mi
0 0.15 0.3 Km
Scale: 1:10,800
INTEGRA
RESOURCES

Figure supplied by Integra, June, 2023.

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16.4 Mineralized Material Stockpile Facilities

Two mineralized material stockpiles have been designed, one for each Project, utilizing the waste dump design criteria. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle of 18°.

For the Wildcat Project, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15% (Figure 16.13).

For the Mountain View Project, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material mined during the pre-stripping period before processing commences (Figure 16.14).

The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre. The specific capacities of the stockpiles are summarized in Table 16.13.

Table 16.13
Mineralized Material Stockpile Capacity

Project	Cubic Metres (Millions)	Tonnage (Millions)
Wildcat stockpile	0.2	0.5
Mountain View Stockpile	4.3	9.2

Table supplied by Integra, June, 2023.

16.5 Production Scheduling

The mine production schedule was created with a cutoff grade of 0.15 g/t of gold applied to all material across both Projects.

During the initial stages, various scenarios were run to determine the optimal processing rate. Scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The best net present value (NPV) for the Wildcat Project was achieved at a processing rate of 30,000 t/d, while the Mountain View Project showed the highest NPV at a rate of 20,000 t/d.

To minimize capital requirements and maximize NPV, the two Projects have been designed to share resources and capacity. Consequently, a processing rate of 30,000 t/d was retained for both Projects. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity in the Mountain View Project is not optimized.

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Integra Resources Corp.

Figure 16.13
Wildcat Project, Mineralized Material Stockpile Design

350600
350800
351000
351200
351400
351600
351800
352000
352200
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352600
4492400
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4491000
4490800
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4489800
Legend
Property Boundary
Stockpile Boundary
Pit Boundary
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Wildcat Stockpile Design
Coordinate System: WGS 1984 UTM Zone 11N
Datum: WGS 1984
Source: ESRI, Maxar, Earthstar Geographics, CNES/Airbus DS
DATE:
2023-07-20
N
0 0.1 0.2 Mi
0 0.17 0.35 Km
Scale 1:12,000
INTEGRA
RESOURCES

Figure supplied by Integra, June, 2023.

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Integra Resources Corp.

Figure 16.14
Mountain View Project, Mineralized Material Stockpile Design

287600
287800
288000
288200
288400
288600
288800
289000
289200
289400
4524200
4524000
4523800
4523600
4523400
4523200
4523000
4522800
4522600
4522400
4522200
4522000
Legend
Property Boundary
Pit Boundary
Stockpile Boundary
40 ft Contour Interval
Index Contour
Contour
Pit Ramp
Pit Toe
Pit Crest
Mountain View Stockpile Design
DATE:
2023-07-28
N
0 0.07 0.15 Mi
0 0.15 0.3 Km
INTEGRA
RESOURCES

Figure supplied by Integra, June, 2023.

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The scheduling process, aimed to optimize net present value (NPV) and internal rate of return (IRR). There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at the Wildcat Project is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate value to fund the expansion of the leach pad. Additional mining equipment and personnel will be acquired and allocated to the Mountain View Project from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, the Wildcat Project will conclude, and the remaining mining resources will be relocated to the Mountain View Project to increase the mining rate. The processing facilities, including the crusher and plant, will be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7. Table 16.14 summarizes the combined Wildcat and Mountain View mine production schedule.

16.6 Mine Equipment Requirements

In this PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment, in order to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

In addition to the primary mining equipment, support equipment, blasting equipment, and mine maintenance equipment will also be necessary. Table 16.15 provides an overview of the yearly equipment requirements.

16.7 Mine Operations Personnel

Based on the production schedule and equipment requirements, an estimate was prepared of the required number of mine personnel. The mine is expected to operate 24 h/d, employing three crews of workers who will work on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.

The daily shift schedule will consist of two 12-hour shifts, accounting for standby time that includes startup/shutdown, lunch breaks, and operational delays. The total number of personnel required to support the mining activities is summarized in Table 16.16.

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Table 16.14 Mine Production Schedule
Project	Phases	Destinations	Units	Year1	Year2	Year3	Year4	Year5	Year6	Year7	Year8	Year9	Year10	Year11	Year12	Total
Wildcat	Wildcat Phase1A	Expit Leach to pad	K Tonnes	4,694	2,626	4,538	-	689	1,055	1,036	-	-	-	-	-	14,638
			Au (g/t)	0.38	0.36	0.41	-	0.43	0.46	0.48	-	-	-	-	-	0.40
			Gold (Koz)	57	30	60	-	10	16	16	-	-	-	-	-	188
			Ag(g/t)	2.05	2.19	2.90	-	3.15	3.22	1.30	-	-	-	-	-	2.42
			Ag (Koz)	309	185	423	-	70	109	43	-	-	-	-	-	1,139
		Leach to Stockpile	K Tonnes	73	12	-	-	-	-	-	-	-	-	-	-	85
		Waste to Dump	K Tonnes	859	493	514	-	131	254	390	-	-	-	-	-	2,640
		Total Mined	K Tonnes	5,626	3,131	5,052	-	820	1,308	1,426	-	-	-	-	-	17,363
		Strip Ratio	W:O	0.18	0.19	0.11	-	0.19	0.24	0.38	-	-	-	-	-	0.18
	Wildcat Phase1F	Expit Leach to pad	K Tonnes	5,991	6,967	2,058	782	9,430	552	575	-	-	-	-	-	26,354
			Au (g/t)	0.35	0.35	0.34	0.35	0.34	0.33	0.33	-	-	-	-	-	0.35
			Gold (Koz)	68	79	22	9	104	6	6	-	-	-	-	-	293
			Ag(g/t)	2.52	2.61	2.45	2.46	3.51	3.62	5.08	-	-	-	-	-	2.97
			Ag (Koz)	486	584	162	62	1,064	64	94	-	-	-	-	-	2,517
		Leach to Stockpile	K Tonnes	-	0	-	-	-	-	-	-	-	-	-	-	0
		Waste to Dump	K Tonnes	1,880	1,471	260	90	1,225	91	163	-	-	-	-	-	5,181
		Total Mined	K Tonnes	7,871	8,438	2,318	872	10,655	643	738	-	-	-	-	-	31,535
		Strip Rati0	W:O	0.31	0.21	0.13	0.12	0.13	0.16	0.28	-	-	-	-	-	0.20
	Wildcat Phase2A	Expit Leach to pad	K Tonnes	233	1,244	4,354	10,168	776	435	1,219	-	-	-	-	-	18,428
			Au (g/t)	0.45	0.26	0.28	0.54	0.62	0.44	0.44	-	-	-	-	-	0.45
			Gold (Koz)	3	10	39	176	16	6	17	-	-	-	-	-	267
			Ag(g/t)	1.84	1.56	2.14	5.97	6.95	4.84	4.07	-	-	-	-	-	4.61
			Ag (Koz)	14	62	300	1,952	173	68	159	-	-	-	-	-	2,729
		Leach to Stockpile	K Tonnes	49	101	0	-	0	-	-	-	-	-	-	-	150
		Waste to Dump	K Tonnes	123	865	2,276	2,960	178	174	282	-	-	-	-	-	6,858
		Total Mined	K Tonnes	405	2,210	6,630	13,128	954	609	1,501	-	-	-	-	-	25,435
		Strip Ratio	W:O	0.44	0.64	0.52	0.29	0.23	0.40	0.23	-	-	-	-	-	0.37
	Wildcat Phase2F	Expit Leach to pad	K Tonnes	-	-	-	-	55	3,215	-	-	-	-	-	-	3,270
			Au (g/t)	-	-	-	-	0.19	0.28	-	-	-	-	-	-	0.28
			Gold (Koz)	-	-	-	-	0	29	-	-	-	-	-	-	30
			Ag(g/t)	-	-	-	-	2.19	3.76	-	-	-	-	-	-	3.74
			Ag (Koz)	-	-	-	-	4	389	-	-	-	-	-	-	393
		Leach to Stockpile	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-
		Waste to Dump	K Tonnes	-	-	-	-	1,249	1,832	-	-	-	-	-	-	3,081
		Total Mined	K Tonnes	-	-	-	-	1,304	5,047	-	-	-	-	-	-	6,351
		Strip Ratio	W:O	-	-	-	-	22.60	0.57	-	-	-	-	-	-	0.94
	Wildcat Phase0A	Expit Leach to pad	K Tonnes	32	114	-	-	-	5,176	914	-	-	-	-	-	6,236
			Au (g/t)	0.32	0.34	-	-	-	0.31	0.27	-	-	-	-	-	0.31
			Gold (Koz)	0	1	-	-	-	52	8	-	-	-	-	-	61
			Ag(g/t)	3.07	3.15	-	-	-	2.29	1.50	-	-	-	-	-	2.19
			Ag (Koz)	3	12	-	-	-	381	44	-	-	-	-	-	439
		Leach to Stockpile	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-
		Waste to Dump	K Tonnes	67	8	-	-	-	1,217	75	-	-	-	-	-	1,367
		Total Mined	K Tonnes	99	122	-	-	-	6,393	989	-	-	-	-	-	7,602
		Strip Ratio	W:O	2.07	0.07	-	-	-	0.24	0.08	-	-	-	-	-	0.22
	Wildcat Phase0B	Expit Leach to pad	K Tonnes	-	-	-	-	-	-	814	-	-	-	-	-	814
			Au (g/t	-	-	-	-	-	-	0.36	-	-	-	-	-	0.36
			Gold (Koz)	-	-	-	-	-	-	9	-	-	-	-	-	9
			Ag(g/t)	-	-	-	-	-	-	2.71	-	-	-	-	-	2.71
			Ag (Koz)	-	-	-	-	-	-	71	-	-	-	-	-	71
		Leach to Stockpile	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-
		Waste to Dump	K Tonnes	-	-	-	-	-	-	808	-	-	-	-	-	808
		Total Mined	K Tonnes	-	-	-	-	-	-	1,622	-	-	-	-	-	1,622
		Strip Ratio	W:O	-	-	-	-	-	-	0.99	-	-	-	-	-	0.99

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Project	Phases	Destinations	Units	Year1	Year2	Year3	Year4	Year5	Year6	Year7	Year8	Year9	Year10	Year11	Year12	Total
Mountain view	Mountain view Phase01	Expit Leach to pad	K Tonnes	-	-	-	-	-	-	-	3,983	3,867	5,191	-	-	13,041
			Au (g/t)	-	-	-	-	-	-	-	0.34	0.43	0.49	-	-	0.43
			Gold (Koz)	-	-	-	-	-	-	-	44	53	83	-	-	180
			Ag(g/t)	-	-	-	-	-	-	-	0.94	1.07	2.64	-	-	1.65
			Ag (Koz)	-	-	-	-	-	-	-	121	132	441	-	-	694
		Leach to Stockpile	K Tonnes	-	-	-	-	815	669	515	-	-	-	-	-	1,999
		Waste to Dump	K Tonnes	-	-	-	-	10,185	7,179	4,876	15,702	5,021	1,738	-	-	44,701
		Total Mined	K Tonnes	-	-	-	-	11,000	7,848	5,392	19,685	8,888	6,928	-	-	59,740
		Strip Ratio	W:O	-	-	-	-	12.49	10.74	9.47	3.94	1.30	0.33	-	-	2.97
	Mountain view Phase02	Expit Leach to pad	K Tonnes	-	-	-	-	-	-	-	235	1,025	2,603	5,271	4,866	14,000
			Au (g/t)	-	-	-	-	-	-	-	0.27	0.28	0.41	0.81	0.97	0.74
			Gold (Koz)	-	-	-	-	-	-	-	2	9	34	137	152	334
			Ag(g/t)	-	-	-	-	-	-	-	0.44	0.47	1.00	5.56	8.49	5.27
			Ag (Koz)	-	-	-	-	-	-	-	3	15	84	942	1,328	2,373
		Leach to Stockpile	K Tonnes	-	-	-	-	-	1	507	-	-	-	-	-	508
		Waste to Dump	K Tonnes	-	-	-	-	-	3,151	13,102	5,080	15,087	12,036	7,013	562	56,031
		Total Mined	K Tonnes	-	-	-	-	-	3,152	13,608	5,315	16,112	14,639	12,284	5,427	70,539
		Strip Ratio	W:O	-	-	-	-	-	3,465.71	25.85	21.61	14.72	4.62	1.33	0.12	3.86
Total Mining	Total	Total Leach to pad	K Tonnes	10,950	10,950	10,950	10,950	10,950	10,667	4,557	6,725	4,892	7,794	5,271	4,866	99,522
			Au (g/t)	0.36	0.34	0.34	0.52	0.37	0.32	0.39	0.33	0.40	0.47	0.81	0.97	0.43
			Gold (Koz)	128	121	121	184	129	111	57	72	62	117	137	152	1,390
			Ag(g/t)	2.31	2.39	2.51	5.72	3.72	2.99	2.81	0.91	0.94	2.09	5.56	8.49	3.26
			Ag (Koz)	812	843	885	2,014	1,311	1,027	412	197	148	525	942	1,328	10,443
		Waste to Dump	K Tonnes	2,929	2,838	3,050	3,050	12,968	13,898	19,696	20,782	20,108	13,774	7,013	562	120,666
		Total Mined	K Tonnes	14,000	13,901	14,000	14,000	24,733	25,000	25,275	25,000	25,000	21,568	12,284	5,427	220,188
		Strip Ratio	W:O	0.27	0.26	0.28	0.28	1.18	1.30	4.32	3.09	4.11	1.77	1.33	0.12	1.21

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	223	July 30, 2023

Integra Resources Corp.

Table 16.15
Mining Fleet Requirements

Primary Equipment	Type	Units	Year1	Year2	Year3	Year4	Year5	Year6	Year7	Year8	Year9	Year10	Year11	Year12	Max
Production Drills	CAT md6290	#	3	3	3	3	4	4	3	2	3	4	3	2	4
Hydraulic Shovel	200t shovel-PC3000	#	-	-	-	-	1	1	1	1	1	1	1	1	1
Hydraulic Shovel	200t shovel-PC2000	#	2	2	2	2	2	2	2	2	2	2	1	-	2
Loader	WA900-8	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Haul Trucks	90T truck HD785	#	5	5	6	7	9	9	9	9	10	10	6	3	10
Support Equipment
Dozer Dump	D375A-8	#	1	1	1	1	2	2	2	2	2	2	1	1	2
Dozer Ancillary	D71PXi-24	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Motor Grader	GD655	#	1	1	1	1	2	2	2	2	2	2	2	1	2
Wheel Dozer	Cat 834k	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Water Truck	HD758/H20	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Pit pumps	2,000 GPM Centrifugal Pumps	#	2	2	2	2	2	2	2	2	2	2	2	2	2
Tow Haul	Cat Tow haul	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Maintenance
Lube / Fuel truck	HM400/FUEL	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Mechanic service truck	Peterbilt 537 Service Truck w/crane	#	2	2	2	2	2	2	2	2	2	2	2	2	2
Tire truck	Off-Road Tire Service Truck	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Blasting
Explosive truck	MMU	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Stemming loader	Cat 914G Stemmer	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Other Mine Equipment			-	-	-	-	-	-	-	-	-	-	-	-	-
Light Plants	MLT4080MMH	#	4	4	4	4	4	4	4	4	4	4	4	4	4
Light vehicle	F150 Pickup	#	6	6	6	6	6	6	6	6	6	6	6	6	6
45 t Backhoe excavator	PC200-8	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Crane	100T crane	#	1	1	1	1	1	1	1	1	1	1	1	1	1

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	224	July 30, 2023

Integra Resources Corp.

Table 16.16
Mine Personnel Requirements

Positions	Headcount (FTE)	Year1	Year2	Year3	Year4	Year5	Year6	Year7	Year8	Year9	Year10	Year11	Year12	Max.
Loading Units Operators	#	9	9	9	9	12	12	12	12	12	12	9	6	12
Truck Operators	#	15	15	18	21	27	27	27	27	30	30	18	9	30
Drills Operators	#	9	9	9	9	12	12	10	6	9	12	9	6	12
Dozers Operator	#	3	3	3	3	6	6	6	6	6	6	3	3	6
Grader Operators	#	3	3	3	3	6	6	6	6	6	6	6	3	6
Water Truck Operators		3	3	3	3	3	3	3	3	3	3	3	3	3
Wheel Dozer Operators	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Loader Operators	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Dozer Operators	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Fuel truck Operators	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Tow haul Operators	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Explosives truck Operators	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Mining Helpers	#	15	15	16	17	21	21	21	20	21	22	17	12	22
Mechanics		23	23	24	25	32	32	32	30	32	34	25	18	34
Mine and Maintenance Supervisors	#	4	4	4	4	4	4	4	4	4	4	4	4	4
Mine and Maintenance foreman	#	3	3	3	3	3	3	3	3	3	3	3	3	3
Mine superintendent	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine engineers		3	3	3	3	3	3	3	3	3	3	3	3	3
Surveyors	#	4	4	4	4	4	4	4	4	4	4	4	4	4
Geologist	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Total	#	114	114	119	124	153	153	151	144	153	159	124	94	159

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	225	July 30, 2023

Integra Resources Corp.

17.0 RECOVERY METHODS

The overall method for the recovery of precious metals from the Wildcat and Mountain View deposits, is the same. The process will include crushing, screening to an optimal size, conveyor stacking on a heap leach pad, extraction with cyanide solution, carbon column collection, elution and refining.

17.1 Process Flow

The process flow is illustrated in Figures 17.1 and 17.2 for the Wildcat and Mountain View Projects, respectively.

The ROM ore will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize being further crushed by secondary and tertiary cone crushers. The material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer, prior to the deployment of drip emitters. A dilute cyanide solution (NaCN) will be applied to the mineralization. The dilute cyanide solution will flow by gravity through the heap and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and re-circulated back to the heap. The activated carbon will be advanced counter current with the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon is then re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by road tankers for acid wash and elution at the Mountain View facility (approximately once or twice per week).

After stripping of metals at the adsorption-desorption-recovery (ADR) plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon is added to account for carbon losses in the system.

Material from the elution circuit will be refined into doré bars to be sold to a gold refinery.

17.2 Process Facilities

For each Project, the process facilities will include a single large leach pad, pregnant and barren solution ponds, an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated buildings. Preliminary designs of these facilities are discussed in Section 18 of this report.

Wildcat and Mountain View Projects	226	July 30, 2023

Integra Resources Corp.

Figure 17.1
Process Flow for the Wildcat Project

ROCK BREAKER
HAUL TRUCKS
DUMP HOPPER
VIBRATING GRIZZLY
PRIMARY CRUSHER
METAL DETECTOR
CONVEYOR
SCREEN
SECONDARY CRUSHER
OVERLAND CONVEYOR
SURGE BINS
SCREEN
TERTIARY CRUSHER
BELT SAMPLER
LIME SILO
OVERLAND CONVEYOR
RADIAL STACKER
80 MIL HDPE LINER
PREGNANT SOLUTION POND
DOUBLE LINED HDPE
CARBON ADSORPTION COLUMN No.1
CARBON ADSORPTION COLUMN No.2
CARBON ADSORPTION COLUMN No.3
CARBON ADSORPTION COLUMN No.4
CARBON ADSORPTION COLUMN No.5
CARBON MEASURING TANK
NaCN TANK
ANTI-SCALANT
SCREEN
BY-PRODUCT FINES
ACID WASH
BARREN SOLUTION TANK
POSSIBLE CARBON SHIPMENT
HEAT EXCHANGER
BOILER
PRESSURE STRIP VESSEL
VENT
PREGNANT HOLDING TANK
ELECTROWINNING CELL
BARREN TANK
ELECTROWINNING CELL
CATHODES
NaCN TANK
NaOH TANK
VENT
DORE FURNACE
AU (DORE)

NOTE:
ALL INFORMATION SUBJECT TO CHANGE BASED ON RECEIPT AND INCORPORATION OF FINAL VENDOR INFORMATION.

EXTERNAL REFERENCES	
DRAWING NO.	DESCRIPTION

CONFIDENTIAL MATERIAL: THIS DRAWING IS THE PROPERTY OF HANLON ENGINEERING & ASSOCIATES, INC. (HEA) AND IS ISSUED WITH THE UNDERSTANDING THAT IT SHALL NOT BE COPIED, REPRODUCED, LENT OR GIVEN DIRECTLY OR INDIRECTLY TO A THIRD PARTY, OR USED FOR ANY PURPOSE OTHER THAN THAT FOR WHICH IT IS SPECIFICALLY FURNISHED. HEA IS RESPONSIBLE FOR ALL ELEMENTS DESIGNED BY HEA. DISCREPANCIES SHALL BE COORDINATED WITH HEA. **"IF IN DOUBT, ASK".** DO NOT SCALE DRAWING.

REVISIONS

NO	DATE	BY	DESCRIPTION
A	HOLD	???	ISSUED FOR REVIEW AND COMMENT

Hanlon Engineering & Associates, Inc.

GR Engineering Services

TUCSON, ARIZONA
CORPORATE OFFICE
2502 N. HUACHUCA DR.
TUCSON, ARIZONA 85745
(520) 326-0062

ELKO, NEVADA OFFICE

DRAWN: PEB	CHECKED:
DESIGNED:	PROJ MGR:

MILLENNIAL PRECIOUS METALS CORP.
350 BAY STREET, SUITE 400

MILLENNIAL WILDCAT PROJECT STUDIES

PIPING
WILDCAT PROCESS FLOW DIAGRAM

PRELIMINARY
NOT FOR CONSTRUCTION

SCALE	AS SHOWN	REVISION
JOB NO.	422085	A
DOCUMENT NUMBER	422085-PFD-0001

Figure supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	227	July 30, 2023

Integra Resources Corp.

Figure 17.2
Process Flow for the Mountain View Project

HAUL TRUCKS
ROCK BREAKER
DUMP HOPPER
VIBRATING GRIZZLY
PRIMARY CRUSHER
METAL DECTECTOR
CONVEYOR
SCREEN
SECONDARY CRUSHER
OVERLAND CONVEYOR
SURGE BINS
SCREEN
TERTIARY CRUSHER
BELT SAMPLER
LIME SILO
OVERLAND CONVEYOR
RADIAL STACKER
80 MIL HDPE LINER
PREGNANT SOLUTION POND
DOUBLE LINED HDPE
RETURN CARBON SHIPMENTS
CARBON ADSORPTION COLUMN No.1
CARBON ADSORPTION COLUMN No.2
CARBON ADSORPTION COLUMN No.3
CARBON ADSORPTION COLUMN No.4
CARBON ADSORPTION COLUMN No.5
CARBON MEASURING TANK
CARBON SHIPMENTS
NaCN TANK
ANTI-SCALANT
BARREN SOLUTION TANK

NOTE:
ALL INFORMATION SUBJECT TO CHANGE BASED ON RECEIPT AND INCORPORATION OF FINAL VENDOR INFORMATION.

EXTERNAL REFERENCES	
DRAWING NO.	DESCRIPTION

CONFIDENTIAL MATERIAL: THIS DRAWING IS THE PROPERTY OF HANLON ENGINEERING & ASSOCIATES, INC. (HEA) AND IS ISSUED WITH THE UNDERSTANDING THAT IT SHALL NOT BE COPIED, REPRODUCED, LENT OR GIVEN DIRECTLY OR INDIRECTLY TO A THIRD PARTY, OR USED FOR ANY PURPOSE OTHER THAN THAT FOR WHICH IT IS SPECIFICALLY FURNISHED. HEA IS RESPONSIBLE FOR ALL ELEMENTS DESIGNED BY HEA. DISCREPANCIES SHALL BE COORDINATED WITH HEA. **"IF IN DOUBT, ASK"**. DO NOT SCALE DRAWING.

REVISIONS

NO	DATE	BY	DESCRIPTION
A	HOLD	???	ISSUED FOR REVIEW AND COMMENT

Hanlon Engineering & Associates, inc.
TUCSON, ARIZONA
CORPORATE OFFICE
2502 N. HUACHUCA DR.
TUCSON, ARIZONA 85745
(520) 326-0062
GR ENGINEERING SERVICES
ELKO, NEVADA OFFICE

DRAWN: | CHECKED:
DESIGNED: | PROJ MGR:

MILLENNIAL PRECIOUS METALS CORP.
350 BAY STREET, SUITE 400

MILLENNIAL WILDCAT PROJECT STUDIES

PIPING
MOUNTAIN VIEW PROCESS FLOW DIAGRAM

PRELIMINARY
NOT FOR CONSTRUCTION

SCALE: AS SHOWN
JOB NO. 422085
REVISION: A
DOCUMENT NUMBER: 422085-PFD-1001

Figure supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	228	July 30, 2023

Integra Resources Corp.

17.3 Energy, Water and Process Materials

Energy requirements were estimated for both Projects and are summarized in Table 17.1. A total of approximately 49,000,000 kWh/y and 40,400,000 kWh/y were estimated for the Wildcat and Mountain View Projects, respectively. Power will be generated on site, using LNG generators at an operating unit cost of approximately 0.13 US$/kWh.

Table 17.1
Energy Requirements for the Wildcat and Mountain View Projects

Electrical Power	Wildcat Project		Mountain View Project
	Connected (Kw)	Ave. Draw (Kw)	Connected (Kw)	Ave. Draw (Kw)
Electrical Generation Leased Equipment	650	455	650	455
Primary Crushing	650	455	650	455
Secondary crushing and screening	1,080	756	1,080	648
Tertiary crushing and screening	2,420	1,694	2,420	1,452
Lime and cement systems	200	170	200	170
Conveying and stacking	1,500	1,275	450	383
Pads and Ponds	600	510	600	510
ADR Plant	200	120	150	90
Cyanide System	100	85	100	85
Air and water systems	500	250	400	200
Other	400	163	50	33
TOTAL POWER	8,300	6,060	6,750	4,480

Table supplied by Integra, June, 2023.

Reagents and consumables (Table 17.2) were estimated using the metallurgical testwork performed at McClelland laboratory. Costs were estimated using actual quotes for all major reagents (lime, cyanide, carbon) and benchmark costs were used for other, more minor, items.

Water will be supplied from wells near the processing facility. The Wildcat Project processing facility will need approximately 800 US gallons per minute (gpm) (600 gpm at Mountain View) of make-up water to saturate new ore stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 of water per year (approximately 80 acre-feet) will be required for mining activities (including dust control).

Table 17.2
Reagents Requirements for the Wildcat and Mountain View Projects

Operating Supplies	Wildcat Project		Mountain View Project
	Consumption (t/y)	Cost (US$/t)	Consumption (t/y)	Cost (US$/t)
Lime - CaO - for agglomeration/pH control	24,200	180	8,260	180
Cyanide Consumption	3,850	3,300	1,357	3,300
Carbon	248	3,637	266	3,637
Others	-	0.08	-	0.05
Total Unit Cost (US$/t Process)	1.71		1.23

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	229	July 30, 2023

Integra Resources Corp.

17.4 Process Production Schedule

The process production schedule (Table 17.3) was developed on a yearly basis from the mine schedule detailed in Section 16. The detailed schedule was used to apply lag time for recoveries to model the time it takes to produce gold and silver after it is placed. The lagging delays includes the construction of the pipe line, the cyanide leach cycle and the assume process lockup (in solution, on carbon, in electrowinning). A lagging of the recoveries over a period of two and a half months, or about 75 days, was applied to the total leach cycles.

During the mining operation at the Wildcat Project, the crushing capacity (tertiary cone crushing) will be the limiting production factor. The mining sequence has been designed to provide a feed rate of approximately 90% of the crushing circuit availability with an average total crushing rate at 30,000 t/d. During year 7 to 8 the facilities at Wildcat will be dismantled, refurbished, and moved to the Mountain View Project, where mining will be the limiting production factor. The average daily production at the Mountain View Project is estimated at 16,000 t/day, varying from 30,000 t/d (during Mountain View first year of production) to 13,000 t/d during the last year of production.

17.5 Plant and Administrative Operations Personnel

Based on the production schedule and equipment requirements, an estimation of the required operations personnel for the heap-leach, crushing and plant operations was performed. The plant is expected to operate 24 hours per day and these crews will alternate between day shift and night shift.

The daily shift schedule will consist of two shifts of 12 hours per day, accounting for standby time that includes startup/shutdown, lunch breaks, and operational delays. The total number of personnel required to support the mining and processing activities is summarized in Table 17.4.

The general and administrative (G&A) labour requirements have been evaluated and are presented in Table 17.5.

Wildcat and Mountain View Projects	230	July 30, 2023

Integra Resources Corp.

Table 17.3
Process Production Schedule for the Wildcat and Mountain View Projects

Project	Items	Yr1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10	Yr11	Yr12	Yr13
Wildcat Project	Ore Placed on Pad (kt)	10,950	10,950	10,950	10,950	10,950	10,667	4,557
	Rec. Gold Grade Placed on Pad (g/t)	0.26	0.24	0.24	0.36	0.26	0.22	0.23
	Rec. Silver Grade Placed on Pad (g/t)	0.42	0.43	0.45	1.03	0.67	0.54	0.51
	Gold Recoverable (%)	72%	70%	69%	68%	70%	69%	59%
	Silver Recoverable (%)	18%	18%	18%	18%	18%	18%	18%
	Recoverable Gold Heaped (Oz)	92,103	84,943	83,603	126,218	89,975	75,975	33,285	13,235	7,941
	Recoverable Silver Heaped (Oz)	146,244	151,743	159,329	362,502	235,985	184,774	74,084	-	-
	Gold Production (Oz)	73,177	86,414	83,878	117,461	97,422	78,852	42,057	20,074	7,941
	Silver Production (Oz)	116,193	150,613	157,770	320,754	261,982	195,297	96,828	15,223	-
Mountain View Project	Ore Placed on Pad (kt)								6,725	4,892	7,794	5,271	4,866
	Rec. Gold Grade Placed on Pad (g/t)								0.29	0.34	0.40	0.66	0.53
	Rec. Silver Grade Placed on Pad (g/t)								0.18	0.19	0.42	1.11	1.70
	Gold Recoverable (%)								86%	86%	86%	81%	55%
	Silver Recoverable (%)								20%	20%	20%	20%	20%
	Recoverable Gold Heaped (Oz)								61,630	53,555	99,774	111,125	83,467	6,492
	Recoverable Silver Heaped (Oz)								39,334	29,595	104,920	188,420	265,624	-
	Gold Production (Oz)								48,966	55,215	90,277	108,793	89,150	23,642
	Silver Production (Oz)								31,252	31,596	89,442	171,263	249,761	54,580
TOTAL	Gold Sales (Oz)	72,811	85,982	83,459	116,874	96,935	78,458	41,846	68,695	62,840	89,826	108,249	88,705	23,524
	Silver Sales (Oz)	115,613	149,860	156,981	319,150	260,672	194,320	96,344	46,242	31,438	88,995	170,407	248,512	54,307

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	231	July 30, 2023

Integra Resources Corp.

Table 17.4
Plant Personnel Requirements

Type	Personnel	Number
Plant Administration	Plant Superintendent	1
	Metallurgist	1
	Total	2
Plant Operations	Plant General Foremen	1
	Operations Shift Foremen	4
	Crushing Plant Operators	4
	Crusher Operator Labourers	4
	Leach Operators	4
	Leach Operator labourers	4
	ADR Operators	4
	Refinery Operators	2
	Total:	27
	Maintenance Foreman	1
	Mechanics (Plant & Leach)	1
	Mechanics (Crushing)	1
	Plant Maintenance Planners / Clerk	1
	Welders (Crushers)	2
	Electricians (Plant & Leach)	1
	Electricians (Crushers)	1
	Artisan Labourers (Plant & Leach)	1
	Artisan Labourers (Crushers)	1
	Instrumentation Technicians	1
	Total:	11
Chemical Laboratory	Assay Laboratory Supervisor	1
	Assay Laboratory Technician (day only)	2
	Lab Technicians	4
	Sample courier	4
	Assay Laboratory Supervisor	1
	Total:	11

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	232	July 30, 2023

Integra Resources Corp.

Table 17.5
General and Administration Personnel Requirements

Type	Personnel	Number
Plant Administration	General Manager	1
	Administrative Manager (Controller)	1
	Office Administrator	1
	H, S and S Manager	1
	HR Manager	1
	HR Clerk	1
	Accountant	1
	Warehouse Foreman	1
	Warehouse Clerk	1
	Safety Officer	1
	Environmental Coordinator	1
	Buyer	1
	Total:	12

Table supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	233	July 30, 2023

Integra Resources Corp.

18.0 PROJECT INFRASTRUCTURE

A general arrangement drawing for the Wildcat Project infrastructure is provided in Figure 18.1 and for the Mountain View Project in Figure 18.2.

18.1 Access Roads

Primary access to the Wildcat Project is from Interstate 80 (I-80); exit I-80 at the downtown Lovelock exit and head west onto Main Street. From Main Street, turn north on Central Ave (NV-398); turn west on Pitt Road (NV-399) and continue approximately 12 miles; turn north on Seven Troughs Road and continue for about 5 miles and stay right (north) at the fork in the road; continue for approximately 11 miles and turn west (left) onto Stonehouse Canyon Road. The Wildcat Project can also be accessed by traveling southwest from Winnemucca on Jungo Road for approximately 60 miles, then traveling south on Seven Troughs Road for approximately 20 miles.

Primary access to the Mountain View Project is from Gerlach, Nevada. Take NV-447 north from Gerlach for approximately 16 miles. Turn right (east) onto the access road and continue for approximately two miles on dirt roads to reach the Project Area.

18.2 Buildings

All buildings in the Wildcat and Mountain View Projects will be designed using modified shipping containers / conexes on a concrete floor, with a prefabricated roof anchored to the containers. This will allow the buildings to accommodate storage, offices, change rooms and restrooms. The following buildings are planned for each Project: maintenance facility, warehouse, process facility, and assay laboratory. Additional personnel not accommodated within these buildings will have conex offices.

The maintenance facility will be sized to accommodate the maintenance of two CAT 777 haul trucks and will include a welding bay and lubricant storage.

The warehouse building will utilize the walls for office space, allowing the interior to be dedicated to storage.

The process facility will differ between the Projects. The Wildcat facility will be larger and will include a barren solution tank, a vertical carbon-in-column (VCIC), an elution circuit, a refining circuit, reagent tanks, carbon holding tanks and a tanker bay. The smaller Mountain View process facility will include room for a barren solution tank, a VCIC, carbon holding tanks and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be placed on a concrete containment which will drain to the pregnant solution pond.

18.3 Heap Leach Pad

Integra commissioned NewFields Mining Design and Technical Services (NewFields) to complete the preliminary design of the heap leach facilities (HLF) and associated infrastructure for the Wildcat and Mountain View Projects. The preliminary design of the referenced facilities was prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.

Wildcat and Mountain View Projects	234	July 30, 2023

Integra Resources Corp.

Both the Wildcat and Mountain View Projects will use conventional open-pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), and the Mountain View pad will have a total lined area of approximately 5.9 million ft2. Mineralized material for both pads is planned to be placed to a maximum height up to 330 feet, measured vertically from the liner to the top of the heap.

The Wildcat pad has a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material, based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The Mountain View pad has a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material, also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).

For both the Wildcat and Mountain View Projects, barren leach solution is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.

For the purposes of heap sizing and stacking, the recovery cycle for the Wildcat Project was estimated at 45 days, and the recovery cycle for the Mountain View Project was estimated at 35 days.

18.3.1 Conceptual HLF, Operation Overview

The selected location for the heap leach pad (HLP) for the Wildcat Project, is shown on Figure 18.1 and the location of the HLP for the Mountain View Project is shown on Figure 18.2. Layouts of the facilities are included on Figures 18.3 and 18.4 for Wildcat and Mountain View, respectively. Both HLP sites were selected at a PEA level of design for proximity to ancillary facilities, ease of access, stormwater diversion requirements, geotechnical considerations, and to optimize both capital and operational expenditures.

For both Projects, the mineralized material will be transported to crushing facilities using haul trucks and conveyed from the crushing circuits via a series of overland and portable conveyors to radial stackers which will deposit crushed material onto the HLPs.

Both HLPs will be constructed with an initial phase allowing for two full years of mineralized material stacking, with one or more subsequent phases to achieve the ultimate capacities.

For the PEA level designs, individual lift heights were assumed to be 30 feet stacked at the angle of repose of the mineralization, with setbacks sufficient to allow for overall side slopes of three to one (3 horizontal:1 vertical).

Wildcat and Mountain View Projects	235	July 30, 2023

Integra Resources Corp.

Figure 18.1
Wildcat Project Site Layout

Figure supplied by Integra, June, 2023.

Wildcat and Mountain View Projects	236	July 30, 2023

Integra Resources Corp.

Figure 18.2
Mountain View Project Site Layout

North HLP
Edge of Pad: 5,755,700 SF (534,719 m²)
Capacity: 34,000,000 tons (31,000,000 metric tons)
Process Ponds
Proposed Pit
Proposed Waste Rock Storage Facility
Legend
Property Boundary
Pit Boundary
Waste Dump Boundary
Heap Leach Facility
Heap Leach Features
Pit Ramp
Pit Toe
Pit Crest
40 ft Contour Interval
Index Contour
Contour
Mountain View Project Site Layout
DATE:
2023-07-27
N
0 0.1 0.2 Mi
0 0.17 0.35 Km
Scale: 1:12,000
INTEGRA RESOURCES

Figure supplied by Integra, June, 2023.

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Figure 18.3
General Arrangement for the Wildcat Project

350500
351000
351500
352000
352500
353000
353500
354000
354500
4494500
4494000
4493500
4493000
4492500
4492000
4491500
4491000
4490500
4490000
4489500
VCIC Plant
Explosives Magazine
Facilities
Secondary Crushing Area
Primary Crushing Area
Lime Silo
Tertiary Crushing Area
Legend
Property Boundary
Stockpile Boundary
Waste Dump Boundary
Heap Leach Facility
Heap Leach Features
Pit Ramp
Pit Toe
Pit Crest
Infrastructure
40 ft Contour Interval
Index Contour
Contour
N
0
0.2
0.4
Mi
0
0.38
0.75
Km
Scale: 1:24,000
General Arrangement for the Wildcat Project
DATE:
2023-07-29
INTEGRA
RESOURCES

Figure supplied by Integra, June, 2023.

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Figure 18.4
General Arrangement for the Mountain View Project

Tertiary Crushing Area
Lime Silo
Facilities
Secondary Crushing Area
Primary Crushing Area
Explosives Magazine
VCIC Plant
Legend
Property Boundary
Pit Boundary
Waste Dump Boundary
Heap Leach Facility
Heap Leach Features
Pit Ramp
Pit Toe
Pit Crest
Infrastructure
40 ft Contour Interval
Index Contour
Contour
N
Scale: 1:12,000
General Arrangement for the Mountain View Project
DATE:
2023-07-29
INTEGRA RESOURCES

Figure supplied by Integra, June, 2023.

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Current design assumptions are that both pads will use a composite lining system with an 80-mil HDPE or LLDPE liner underlain by either 12 inches of Low Permeability Soil (LPS) or a Geosynthetic Clay Liner (GCL) (if a nearby LPS source at each site cannot be established), on top of prepared subgrade.

A network of perforated collection pipes will be placed directly on the geomembrane liner and covered with overliner material comprised of crushed waste or low-grade ore to serve as a pipe and geomembrane cushion against construction and operational traffic, a filtration layer to prevent egress of soil fines through the facility, and a drainage layer to promote fluid flow into the collection pipes. Overliner depth will generally be 24 to 40 inches (thicker near the toe of the pad) but may vary and will be dependent on minimum depth requirements to allow for construction and stacking equipment utilized for the Project. Based on the site topography, the Wildcat Project will generally include collection piping in the buttress zone and along major drainages. The Mountain View Project will utilize collection piping and overliner across the entire pad surface, since the topography is relatively flat when compared to the Wildcat site.

18.3.2 Process Ponds

Process ponds for both sites are sized for 24-hour draindown of the respective HLF, plus direct precipitation falling on the pond surface, plus 10% of the 24-hour draindown for operating inventory. Event ponds are sized to contain direct precipitation on the pond surface in addition to the runoff from the respective HLP due to the 100-year, 24-hour storm event. Both ponds will be double-lined with HDPE geomembrane with a layer of geonet in between to facilitate the effective operation of the leak collection and return system (LCRS) in accordance with Nevada regulatory requirements and per industry standard best practices.

18.3.3 Stormwater Diversion

Stormwater diversions were designed to divert runoff from the upgradient watersheds around the HLFs for both sites to discharge locations for the runoff to return to natural drainage pathways. Channel sizing was based on PEA level stormwater analyses or sizing was conservatively assumed based on the local terrain and design storm event.

18.4 Process Area Geotechnical Review and Analysis

For the PEA, no geotechnical investigations were performed for either of the Project sites. Desktop studies were completed to establish general material types and bedrock outcrop frequency to aid in earthwork estimates and to identify appropriate material properties for stability analyses. It is anticipated that the soils at the Wildcat HLP site will be predominantly granular colluvium and bedrock is relatively shallow. The soils at the Mountain View HLP site are expected to be predominantly granular alluvial sediments with varying amounts of fines.

Preliminary stability analyses were performed for both facilities using Rocscience Slide2, a 2D limit equilibrium slope stability modelling software. Based on the material types assumed from the desktop studies, both the Wildcat and Mountain View HLPs achieved factors of safety greater than or equal to 1.3 and 1.05 for static and pseudostatic conditions, respectively.

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For the Wildcat HLP site, a relatively flat toe buttress zone was needed due to the underlying topography. This zone will be a structural fill approximately 60 feet thick, that will consist of a flattened area at the toe of the pad to increase stability and achieve minimum factors of safety. The topography at the Mountain View HLP site is more favourable and a toe buttress is not needed.

Mineralized material samples from both Projects, obtained during exploratory drilling campaigns, were provided by Integra and tested for permeability using the Rigid Wall Constant Head Permeability test (USBR 5600). Results indicate that the material provided for testing from both sites is generally suitable for stack heights up to 330 ft. The results for some of the material from the Wildcat Project suggest that precautions such as blending or select placement within the HLP may be necessary to mitigate the lower percolation characteristics of that specific mineralized material sub-type.

18.5 Ancillary Areas

18.5.1 Wash Bay

The wash bay is designed to accommodate both heavy and light duty vehicles. The wash water is contained using a settling containment linked to the recirculating pumps. The water will have sediment settled out and oil skimmed off prior to recirculation.

18.5.2 Explosives Magazine

The explosives magazine will be built in accordance with the requirements of the Bureau of Alcohol, Tobacco, and Firearms and the Department of Homeland Security.

18.5.3 Fuel Island

The fuel island will consist of 2-40,000-gallon off-road diesel fuel tanks, 1-5,000 gallon on-road diesel fuel tank, and 1-gasoline fuel tank. These tanks will be placed in a concrete containment.

18.6 Power

The power for both Projects will be supplied by LNG generators.

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19.0 MARKET STUDIES AND CONTRACTS

At the present time there is no commercial mineral production taking place on the either the Wildcat or Mountain View properties.

The primary minerals, gold and silver, identified at the Wildcat or Mountain View properties are readily traded on the world market, with benchmark prices generally based on the London market (London fix). Due to the size of the commodities market for gold and silver, any production activity from Integra's Wildcat or Mountain View Projects will not influence the commodity prices. Table 19.1 summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to July 30, 2023.

In the future, Integra will need to negotiate contracts to sell any precious metals that it produces.

Table 19.1
Average Annual High and Low London PM Fix for Gold and Silver from 2000 to July 30, 2023

(Prices expressed in USD/oz)

Year	Gold Price (USD)			Silver Price (USD)
	High	Low	Cumulative Average	High	Low	Cumulative Average
2000	312.70	263.80	279.11	5.45	4.57	4.95
2001	278.85	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.73	4.85	4.20	4.60
2003	416.25	319.90	363.38	5.96	4.37	4.88
2004	454.20	375.00	409.72	7.83	5.49	6.67
2005	536.50	411.10	444.74	9.23	6.39	7.32
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.30	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.0	972.35	10.51	19.18	14.67
2010	1,421.00	1,058.00	1,224.53	15.14	28.55	20.19
2011	1,895.00	1,319.00	1,571.52	26.68	48.70	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	1,192.00	1,411.23	31.11	18.61	23.79
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08
2015	1,295.75	1,049.40	1,160.06	18.23	13.71	15.68
2016	1,366.25	1,077.00	1,250.74	20.71	13.58	17.14
2017	1,346.25	1,151.00	1,257.12	18.21	15.22	17.04
2018	1,354.95	1,178.40	1,268.49	17.52	13.97	15.71
2019	1,546.10	1,269.60	1,392.60	19.31	14.38	16.21
2020	2,067.15	1,474.25	1,769.64	28.89	12.01	20.55
2021	1,943.20	1,683.95	1,798.61	29.59	21.53	25.04
2022	2,039.05	1,628.75	1,800.09	26.18	17.77	21.71
2023*	2,048.45	1,810.95	1,933.54	26.03	20.09	23.43

  Source: www.kitco.com, London PM Fix - USD.

  * Data for 2023 is as of July 30, 2023.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 General Overview

Both of the Wildcat and Mountain View Projects will require permitting through the same state and federal regulatory agencies. County level permitting will be separate permitting paths. As a result, the type of permits required, as well as the permitting process, costs and associated timelines for both Projects will generally be similar. An overview of the permitting process follows, with additional descriptions and specifics for each Project in Section 20.2 and 20.3.

Exploration Plan of Operations/Reclamation Permit Applications (ExPO) for both Projects were submitted in 2023 to the Bureau of Land Management Winnemucca District Office (BLM) and Nevada Division of Environmental Protection - Bureau of Mining Regulation and Reclamation (NDEP-BMRR). The ExPOs will allow for large scale mineral exploration and additional baseline data collection for the mine-level projects at both sites. Exploration baseline data collection at both Projects has been conducted in support of the ExPO since 2021, with some of the data being relevant to future mine-level permitting. These baseline reports have been submitted to the BLM and are currently under review. Once accepted, the baseline data will be utilized to analyze the potential impacts of both exploration level Projects, under the National Environmental Policy Act (NEPA) which mandates federal agencies to analyze and consider likely environmental impacts of a proposed action and alternatives of a project occurring on federal land. The exploration projects will most likely be analyzed through the development of a separate Environmental Assessment (EA) for each location. Once the projects have been analyzed, exploration-level activities will be authorized by the BLM and NDEP-BMRR. No significant additional permitting will be required for exploration level operations.

If exploration is successful, Integra will then develop a Mine Plan of Operations/ Reclamation Permit Application (MPO) for each Project. Initial engagement with the BLM regarding the MPO for each Project has already occurred. Approval of the MPO requires an environmental analysis be performed by the BLM under NEPA. This analysis will be presented in either an EA or an Environmental Impact Statement (EIS), which is the major Federal permitting requirement for these Projects. The Finding of No Significant Impact (FONSI) or the Record of Decision (ROD) will be the final approval and will allow mine-level operations to proceed. Mine level activities are most often analyzed with an EIS, but can be analyzed with an EA if the operation would not result in significant impacts. A brief outline of the EIS schedule follows:

  Begin baseline studies and engage with BLM (Months 1 to 24).

  Prepare and submit Plan of Operations and other local and state permit applications (Months 20 to 30).

  Prepare and issue draft EIS including public review (Months 25 to 42).

  Final EIS and ROD (Months 42 to 44).

This schedule assumes a best-case scenario of approximately three and a half years and assumes a concurrent baseline data collection program. There are currently no known environmental issues at either Project that would drastically delay the schedule or that could impact Integra's ability extract the mineral resources.

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20.2 Wildcat Project

The Wildcat Project encompasses 67 acres of private land and 17,545 ac of public lands administered by the BLM and, as a result, it is subject to both Federal and State permitting requirements. There are currently three Notices acknowledged by the BLM within the Project, area known as the Wildcat, Snow Squall, and Egbert projects. The site has been impacted by exploration drilling activities from Integra and previous operators within these five-acre Notice areas. The ExPO will incorporate all disturbance and bonding from the three notices, as well as new disturbance all totalling 400 acres.

A conceptual mine plan and facility layout have been developed as a basis for this permitting analysis. There will be one open pit and year-round mining, which is estimated at 12 million tonnes per year for a mine life of six and half years. Waste rock will be hauled to waste rock storage facilities and stacked according to permitted specifications. Mineralized material will be crushed to size by a three-stage crushing circuit with an estimated capacity of 30,000 t/d and then stacked on the heap leach pad (HLP). The HLP will be built in two phases for an estimated total capacity of 70 million tonnes and will be operated as a zero-discharge facility. Heap leaching will occur using a cyanide solution and there will be an assay laboratory and processing facility on site. Water supply will come from production wells and water rights that will be obtained within the area. Power will be generated by on-site generators. Waste disposal will be managed in accordance with NDEP regulations. This information has been utilized to develop a reclamation cost estimate (RCE) as presented in Section 20.3.4.

20.2.1 Environmental Baseline Studies

Integra has completed the following baseline studies to support exploration and mine operations at the Wildcat Project:

  Biological:

    General Wildlife.

    General Vegetation.

    Threatened and Endangered Species.

    Eagle Surveys.

    Bat Surveys.

    Sage Grouse Lek Surveys.

  Waters of the United States Jurisdictional Determination and Spring Survey.

  Class III Cultural Resource Inventory.

  Visual Resources.

  Noise Resources.

  Air Emissions Inventory.

  Socioeconomics.

  Environmental Justice.

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All data collected will be used for both exploration and mine level analysis. In addition, Integra has commenced the hydrology and geochemical baseline studies that will be required for mine level operations, but not for exploration. These studies were performed according to BLM guidelines and the BLM approved the work plans prior to the surveys. Integra will coordinate with the BLM to determine which additional baseline studies will be required to support an EA or EIS. Once determined, a BLM interdisciplinary team will review and approve the environmental baseline work plans for the required resources. They will oversee the studies and deliver comments, as necessary. These studies will be a key element of the EA or EIS to incorporate a discussion of all potential environmental impacts of the proposed action.

20.2.2 Permitting

Integra will develop a MPO which will require analysis under NEPA. The purpose and need for the Project would be to conduct open pit mining to produce silver and gold from mineralized material. This proposed action would disturb over 600 acres of land on unpatented and patented mining claims within the Project area. This Project may be analyzed under NEPA and permitted through an EA or EIS and the determination will be made upon submittal of the MPO. An EA or EIS will be developed by a third-party contractor to allow the BLM to properly analyze the proposed action. The EA or EIS will discuss environmental impacts, potential mitigation measures, and will provide a thorough analysis of baseline data/affected resources. Additional Supplemental Environmental Reports (SERs) are stand alone documents that may also be required. The EA or EIS will comply with the Nevada Instructional Memorandum (IM) from May, 2023. In accordance with the IM, an EA will take approximately six months to receive a FONSI while an EIS will take approximately one year to receive the ROD. Timelines are started after the ExPO or MPO has been submitted, all baseline data reports have been approved and SERs have been prepared for the Project.

There are additional permits that will be required for air quality, groundwater and surface water protection. Most permits have associated monitoring and fee requirements to maintain compliance. Table 20.1 lists the local, state and federal permits that will be required prior to mine-level operations. The issuing agency and purpose of the permit is also described. These application processes would be integrated and processed concurrent with the EA or EIS. It is anticipated that these permits would be obtained on a similar timeframe to the ROD and would not delay the schedule.

Table 20.1
Required Permits for the Wildcat Project

Permit	Agency	Permit Purpose
Plan of Operations/NEPA Analysis, FONSI, and Record of Decision	BLM	Prevent unnecessary of undue degradation of public lands.
Water Pollution Control Permit - Mine	NDEP BMRR	Prevent degradation of waters of the State from mining and establishes facility design requirements.
Reclamation Permit	NDEP BMRR	Reclamation of surface disturbance due to exploration, mining, and mineral processing. Permit includes financial assurance requirements.

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Permit	Agency	Permit Purpose
Air Quality Operating Permits	NDEP BAPC	Regulate air emissions from stationary sources.
Surface Area Disturbance Permit	NDEP BAPC	Regulate air emissions from surface disturbing activities.
Mercury Operating Permit to Construct	NDEP BAPC	Requires use of Nevada Maximum Achievable Control Technology (MACT) for all thermal units that have the potential to emit mercury.
Industrial Artificial Pond Permit	Nevada Department of Wildlife (NDOW)	Regulate artificial bodies of water containing chemicals that threaten wildlife.
Water Rights	Nevada Division of Water Resources (NDWR)	Water rights appropriation for exploration and mine-level activities.
Potable Water System Permit	NDEP Nevada Bureau of Safe Drinking Water	Regulate a water system for drinking water and other domestic uses.
Onsite Sewage Disposal System (OSDS) Permit	NDEP Bureau of Water Pollution Control (BWPC)	Regulate construction and operation of an OSDS.
Hazardous Materials Permit	Nevada State Fire Marshal (NSFM)	Regulate the storage of hazardous materials in excess of the amount set forth in the International Fire Code, 2006.
Building Inspection	NSFM	Fire prevention inspection of new, non-modular buildings in accordance with NAC 477.300 et seq.
Fire and Life Safety Permit	NSFM	Review of non-structural features of fire and life safety and flammable reagent storage.
General Industrial Stormwater Discharge Permit	NDEP BWPC	Regulates site stormwater discharges to prevent contamination in compliance with federal Clean Water Act.
County Road Use and Maintenance Permit/Agreement	Pershing County Building and Planning Department	May be required to regulate use and maintenance of county roads.

Table supplied by Integra, June, 2023.

20.2.3 Social or Community Impacts

Integra has prepared socioeconomic and environmental justice baseline reports for the Wildcat exploration project. The reports focused on Pershing, Humboldt and Washoe Counties and determined that the overall economic impact of the Project would be positive but minor or negligible based on population demographics, jobs and wages, and unemployment. An estimated 200 jobs would be created from the Project and that would have minimal impact on economic resilience or strength. An environmental justice analysis of the exploration project area determined that no disproportionate impacts from direct, indirect and/or cumulative proposed actions are expected to environmental justice populations within the study area. Integra plans to engage with local stakeholders and develop initiatives that meet the needs and priorities of the neighbouring communities. Integra has initiated preliminary discussions and engagement with the Lovelock community including local county commissioners. Indigenous communities will be engaged during the both the exploration and mine level NEPA processes. Communication with the Indigenous communities will primarily occur between the BLM and Tribal Council Members.

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Integra has developed a robust Environmental, Social and Governance plan and is dedicated to minimizing environmental impacts. Under the plan Integra has provided an avenue for community and other interested parties to contact the Company in case of concerns involving the Project.

20.2.4 Mine Closure Requirements and Cost

The goal of closure is to restore the Project to pre-mining conditions or better, to the extent possible utilizing BLM and NDEP approved reclamation and closure practices. Integra will regrade all required facilities, cover with growth media, and reseed with a BLM approved seed mix. All buildings will be demolished and disposed of in accordance with local, state, and federal regulations. Post-closure management will commence following Project reclamation work and will continue until the reclamation has been accepted by both the BLM and the NDEP. A comprehensive reclamation plan has been developed as part of the ExPO and is under review by both agencies. A second reclamation plan will be developed and included in the Reclamation Permit application submitted with the MPO.

Integra has prepared and submitted a reclamation cost estimate (RCE) for exploration activities, utilizing the standard reclamation cost estimator (SRCE) software developed as a cooperative effort by the NDEP-BMRR, the BLM, and the Nevada Mining Association to facilitate accuracy, completeness, and consistency in the calculation of costs for mine site reclamation. Integra will be required to update the RCE for Wildcat every three years, due to changing costs. A preliminary RCE for mine level reclamation has also been developed to address the categories shown in Table 20.2. Reclamation costs for work to be performed by Integra at the end of the mine level project are estimated to be US$11,060,000. The RCE total, including contingency and indirect costs, as mandated by the BLM and NDEP is approximately US$14,920,000. These costs are preliminary and additional studies will be required to confirm the design criteria. Integra's reclamation and remediation obligations are assumed to be secured with surety bonds, which are subject to a 1.75% annual management fee and a 15% cash collateral.

Table 20.2
Wildcat Project, Reclamation Cost Estimate

Category	Cost (US$)	Notes
Earthwork/Recontouring	$3,290,000	Calculates regrading costs by facility.
Revegetation/Stabilization	$505,000	Calculates growth media and revegetation volumes by facility.
Detoxification/Water Treatment/Waste Disposal	$5,835,000	Includes costs for mob/demob, evaporating HLP drain-down water, and cleanup after closure.
Structure, Equipment, and Facility Removal, and Misc.	$440,000	Includes facility, fence, and equipment removal and demolition.
Monitoring	$450,000	Calculated by the RCE based on acres of revegetation and field work costs.
Construction Management and Support	$540,000	Calculated by the RCE based on the duration of reclamation activities.
Contingency and Indirect Costs	$3,860,000	Recommended indirect costs as calculated by RCE. This number is included for bonding purposes only.
Total:	$14,920,000

Table supplied by Integra, June, 2023.

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20.3 Mountain View Project

The Mountain View Project encompasses 5,576 acres and is located entirely on public lands administered by the BLM. The Project is subject to both Federal and State permitting requirements. There is currently one Notice acknowledged by the BLM within the Project area. The Project has been impacted by exploration drilling activities from Integra and previous operators within the five-acre Notice boundary. The ExPO will incorporate all disturbance and bonding from the Notice.

A conceptual mine plan and facility layout have been developed as a basis for this permitting analysis. There will be one open pit and year-round mining which is estimated at between 12 and 24 million tonnes per year for a mine life of five years. Waste rock will be hauled to waste rock storage facilities and stacked according to permitted specifications. Mineralized material will be crushed to size by three-stage crushing with an estimated capacity of 15,000 t/d then stacked on the HLP. The HLP will be built in two phases for an estimate total capacity of 30 million tonnes. Heap leaching will occur using a cyanide solution and there will be an assay laboratory and processing facility on site. Water supply will come from production wells and water rights that will be obtained within the area. Power will be generated on-site by CAT generators. Waste disposal will be managed in accordance with Nevada Division of Environmental Protection (NDEP) regulations. This information has been utilized to provide a reclamation cost estimate (RCE) for Section 20.3.4.

20.3.1 Environmental Baseline Studies

Integra has completed or commenced the same required baseline studies at Mountain View to support exploration and mine level operations as those listed in Section 20.2.1 for the Wildcat Project.

These studies were performed according to BLM guidelines and BLM approved work plans for the exploration plan of operations. Integra will coordinate with the BLM to determine which additional baseline studies will be required to support the EA. Once determined, a BLM interdisciplinary team will review and approve the environmental baseline work plans for the required resources. They will oversee the studies and deliver comments, as necessary. These studies will be a key element of the EA to incorporate a discussion of all potential environmental impacts of the proposed action.

20.3.2 Permitting

Integra will develop a MPO that will require analysis under NEPA. The purpose and need for the Project would be to conduct open pit mining to produce silver and gold from mineralized material of the estimated mineral resources. This proposed action would disturb over 600 acres of land on unpatented and patented mining claims within the Project area. The Mountain View Project mine plan of operations requires that an EIS that must be developed by a third-party contractor to allow the BLM to properly analyze the proposed action. The EIS will discuss environmental impacts, mitigation measures, and a thorough analysis of baseline data/affected resources. Additional Supplemental Environmental Reports (SERs) are stand alone documents that may also be required. The EIS will comply with the Nevada Instruction Memorandum (IM) from May, 2023.

There are additional permits that will be required for air quality, groundwater, and surface water protection. Most permits have associated monitoring and fee requirements to maintain compliance. Table 20.3 lists the local, state, and federal permits that will be required prior to mine-level operations. The issuing agency and purpose of the permit is also described. These application processes would be integrated and processed concurrent with the EIS timeline. It is anticipated that these permits would be obtained on a similar timeframe to the ROD and would not delay the schedule.

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Table 20.3
Required Permits for the Mountain View Project

Permit	Agency	Permit Purpose
Plan of Operations/NEPA Analysis, FONSI, and Record of Decision	BLM	Prevent unnecessary of undue degradation of public lands.
Water Pollution Control Permit - Mine	NDEP-BMRR	Prevent degradation of waters of the State from mining and establishes facility design requirements.
Water Pollution Control Permit - Rapid Infiltration Basins	NDEP-BMRR	Prevent degradation of waters of the State from use of Rapid Infiltration Basins for dewatering purposes.
Reclamation Permit	NDEP-BMRR	Reclamation of surface disturbance due to exploration, mining, and mineral processing. Permit includes financial assurance requirements.
Air Quality Operating Permit	NDEP-BAPC	Regulate air emissions from stationary sources.
Mercury Operating Permit to Construct	NDEP-BAPC	Requires use of Nevada Maximum Achievable Control Technology (MACT) for all thermal units that have the potential to emit mercury.
Surface Area Disturbance Permit	NDEP-BAPC	Regulate air emissions from surface disturbing activities.
Industrial Artificial Pond Permit	Nevada Department of Wildlife	Regulate artificial bodies of water containing chemicals that threaten wildlife.
Water Rights	Nevada Division of Water Resources	Water rights appropriation for exploration and mine use.
Potable Water System Permit	NDEP Nevada Bureau of Safe Drinking Water	Regulate a water system for drinking water and other domestic uses.
Onsite Sewage Disposal System (OSDS) Permit	NDEP Bureau of Water Pollution Control (BWPC)	Regulate construction and operation of an OSDS.
Hazardous Materials Permit	Nevada State Fire Marshal (NSFM)	Regulate the storage of hazardous materials in excess of the amount set forth in the International Fire Code, 2006.
Building Inspection	NSFM	Fire prevention inspection of new, non-modular buildings in accordance with NAC 477.300 et seq.
Fire and Life Safety Permit	NSFM	Review of non-structural features of fire and life safety and flammable reagent storage.
General Industrial Stormwater Discharge Permit	NDEP-BWPC	Regulates site stormwater discharges to prevent contamination in compliance with federal Clean Water Act.

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Permit	Agency	Permit Purpose
Encroachment Permit	NDOT	Regulate access to State Route 447 through NDOT right of way.
County Road Use and Maintenance Permit/Agreement	Pershing County Building and Planning Department	May be required to regulate use and maintenance of county roads.

Table supplied by Integra, June, 2023.

20.3.3 Social or Community Impacts

Integra has prepared socioeconomic and environmental justice baseline reports for Mountain View exploration. The report focused on Washoe, Pershing, and Humboldt County and found that the analysis area has an average economic diversity and strength. This trend suggests that the low change to the workforce demands by the Project would have a negligible impact on economic resilience or strength. An estimated 200 jobs will be created by the Project. An environmental justice analysis of the Project area for the exploration project identified minority communities of concern; however, no disproportionate impacts from direct, indirect, and/or cumulative proposed action are expected to affect the communities. Integra has initiated preliminary discussions and engagement with the Washoe County Assistant Manager and Washoe County Community Outreach Coordinator. Indigenous communities will also be engaged during the EIS process. Communication with the indigenous communities will primarily occur between the BLM and Tribal Council Members. Integra has a robust Environmental, Social, and Governance plan and is dedicated to minimizing environmental impacts. The community and other interested parties can contact the Company in case of concerns involving the Project.

20.3.4 Mine Closure Requirements and Cost

The goal of closure is to restore the mine area to a productive post mining land use to the extent possible, utilizing BLM approved reclamation and closure practices. Integra will regrade all required facilities, cover with growth media, and reseed with a BLM approved seed mix. All facilities will be decommissioned, demolished, and disposed of in accordance with local, state, and federal regulations. Post-closure management will commence following Project reclamation work and will continue until the reclamation has been accepted by both the BLM and the NDEP. A comprehensive reclamation plan will be developed as part of the MPO/Reclamation Permit application.

Integra has prepared and submitted an RCE for exploration-level activities. Integra will be required to update the RCE for Mountain View every three years, due to changing costs. A preliminary RCE for mine level reclamation has also been developed to address the categories shown in Table 20.4. Reclamation costs for work to be performed by Integra at the end of the mine level project are estimated to be US$10,690,000. The RCE total, including contingency and indirect costs, is approximately US$14,415,000. These costs are preliminary and additional studies will be required to confirm the design criteria. Integra's reclamation and remediation obligations are believed to be secured with surety bonds, which are subject to a 1.75% annual management fee and a 15% cash collateral.

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Table 20.4
Mountain View Project, Reclamation Cost Estimate

Category	Cost (US$)	Notes
Earthwork/Recontouring	$3,395,000	Calculates regrading costs by facility.
Revegetation/Stabilization	$450,000	Calculates growth media and revegetation volumes by facility.
Detoxification/Water Treatment/Waste Disposal	$5,510,000	Includes costs for mob/demob, evaporating HLP drain-down water, and cleanup after closure.
Structure, Equipment, and Facility Removal, and Misc.	$355,000	Includes facility, fence, and equipment removal and demolition.
Monitoring	$440,000	Calculated by the RCE based on acres of revegetation and field work costs.
Construction Management and Support	$540,000	Calculated by the RCE based on the duration of reclamation activities.
Contingency and Indirect Costs	$3,725,000	Recommended indirect costs as calculated by RCE. This number is included for bonding purposes only.
Total:	$14,415,000

Table supplied by Integra, June, 2023.

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21.0 CAPITAL AND OPERATING COSTS

Capital and operating costs for the Wildcat and Mountain View Projects have been developed using current and historical quotes and bulk materials costs based on similar projects, which are currently being constructed, with allowances for this project's location relative to materials manufacturing and delivery, available work force and contractor support resources. Capital costs for the Wildcat Project are presented in Table 21.1. Two scenarios have been evaluated for the Mountain View Project. The first starts Mountain View mining two years after Wildcat and progresses concurrently. The relatively close proximity of the two Projects allows the carbon from Mountain View to be processed at Wildcat. This scenario is presented in Table 21.2. The second scenario begins with the Mountain View Project following the completion of mining at the Wildcat Project. This scenario allows the mining fleet and most of the processing equipment to be relocated to Mountain View. This scenario is favorable due to the lowered capital costs and is presented in Table 21.3.

The operating cost estimates for both Projects have been developed using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McCelland, and operational experience in the local area. Operating costs are presented in Tables 21.4 and 21.5, Wildcat and Mountain View Projects, respectively.

21.1 Capital Costs - Infrastructure

21.1.1 Quantities and Estimating Methodology

The capital cost estimate was developed by breaking down the cost using the associated engineering disciplines as the prime commodity accounts. These disciplines include civil (earthwork and utilities), concrete, buildings, structural, mechanical, piping, electrical and instrumentation.

This engineering discipline structure compiles the costs into a logical, industry accepted format, which facilitates the economic evaluation/analysis of the project in the actual sequence of construction. This discipline structure provides a means to compare and evaluate the costs against other similar projects.

21.1.2 Civil (Earthworks and Utilities)

No geotechnical information was available at this conceptual design level. A rough estimate of the resources and time to clear and grade the nominal processing plant and infrastructure footprint was used.

21.1.3 Concrete

The building and equipment loads were factored and the anticipated footings, slabs, piers and pedestal dimensions and subsequent volumes were developed accordingly. The cost of the Wildcat Project concrete materials was quoted (Perfect Concrete, Lovelock, NV), mixed and delivered to the Project site, at US$385 per cubic yard. (4,000 psi). The Mountain View Project concrete materials were quoted (Modern Concrete, Elko, NV) mixed on-site at US$345 plus a US$15,000 mobilization/demobilization fee.

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Material costs for concrete have been applied to the various concrete structures and slabs on a cubic yard basis. Wildcat Project concrete was calculated at a total installed average rate of US$1,715 per cubic yard, complete in place. The Mountain View Project has a total installed average rate of US$1,745 per cubic yard.

This estimated concrete cost is complete in place, and includes structural excavation and backfill, cement, aggregate, additives and admixtures, batch plant mixing, transport, formwork, reinforcing steel, dowels, embeds, placing and finishing and form removal and clean-up.

21.1.4 Structural Steel

Structural steel engineering design drawings were not available in this phase.

21.1.5 Buildings

Building costs assigned to this estimate were obtained from building dimensions, utilizing empty and modified shipping containers.

21.1.6 Mechanical Equipment

The required major mechanical process equipment has been developed for the heap leach pregnant solution treatment process. Equipment pricing/costs were developed based on "budgetary" quotes from vendors, with allowances applied for the Projects' location.

The required major mechanical equipment for the maintenance facilities was derived from current and historical requirements for operations of similar size and quantity of operational equipment. Equipment pricing and costs were developed based on current and historical costs, with allowances applied for the Projects' location.

Installation was priced using historical cost data, accepted industry standard installation units and with allowances applied for this Project's location.

21.1.7 Electrical

The complete electrical requirements were not available at this conceptual phase. Costs for the required major electrical equipment, conductors, conduits, trays, boxes and miscellaneous hardware are factored.

Installation was priced using historical cost data, accepted industry standard installation units, with allowances applied for the Projects' location.

21.1.8 Instrumentation and Communication

The instrumentation, communication and control philosophy have yet to be determined. The equipment, system and programming costs used in this estimate are factored.

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21.1.9 Labour Rates

Labour rate costs are based on information from the U.S. Department of Labor, Davis-Bacon Wage Determinations, Nevada (Pershing County), NV20230020 03/03/2023 (http://www.wdol.gov/dba.aspx).

Supervision, above the general foreman level, is included in the construction field indirect costs.

In general, unit man-hours for installation and performance of tasks have been developed in conjunction with construction contractor input/review or using published databases such as RS Means, Richardson's and Page & Nation.

21.1.10 Construction Field Indirect Costs

Construction field indirect costs for the Projects include mobilization-demobilization, temporary field facilities, temporary utilities, testing services, material storage, project supervision, administration labor, communications, light vehicles, cleanup and safety cost.

The construction contractor is assumed to provide its own temporary construction power and water.

The overall field indirect costs are estimated to be a factor of 15% of the major fixed plant equipment.

21.1.11 Insurance, Freight and Transportation

A factor of 7% of the major fixed plant equipment costs has been applied for the cost of insurance, freight and transportation.

21.1.12 Sales Tax

Using Nevada tax statues, a sales tax rate of 7.1% has been applied for new construction in Pershing County. The Constructed Cost for the Project, less labour, is multiplied by the 7.1% county tax rate and the resultant value is assigned to the Sales Tax.

21.1.13 Procurement

A factor of 1.5% of the plant equipment costs has been assigned for the Procurement value included in this estimate.

21.1.14 Construction Phase Services

Home office engineering support is included in the detail engineering allowance.

21.1.15 Vendor Representative Assistance, Start-up and Communication Costs

Startup and commissioning and vendor representative assistance are factored at 1.5% of the fixed plant equipment.

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21.1.16 Building Permit Fees

Building permits are not included in this capital cost estimate.

21.1.17 Spare Parts

A factor of 2.5% of the fixed plant equipment costs has been applied for the spare parts.

21.1.18 Contingency

A contingency factor of 25% percent has been applied to the estimate based on experience and confidence in the information compiled and calculated.

21.1.19 Owner Costs

No owner's cost has been applied in this estimate. However, allowances were made for the owners cost in the overall economic evaluation.

21.1.20 Accuracy

This capital cost estimate for the Wildcat Mine and Mountain View Projects is based on the current conceptual engineering design level to assess/evaluate the Project concept, various development options and the overall project viability. Budgetary quotations have been collected from vendors whenever possible.

Table 21.1
General Infrastructure Estimate for the Wildcat Project

Item Description	Cost (US$)
Direct Field Cost	46,915,717
Indirect Field Cost	3,092,829
Subtotal Constructed Cost	50,008,546
Sales Tax (Pershing Co)	3,210,078
Indirect Costs	1,732,808
Subtotal Project Constructed Cost w/ Indirects	54,951,432
Contingency @ 25%	13,737,858
Total Project Constructed Cost w/ Contingency	68,689,290

Table supplied by Integra, June, 2023.

Table 21.2
General Infrastructure Estimate for Mountain View Project

Item Description	Cost (US$)
Direct Field Cost	19,448,102
Indirect Field Cost	4,629,289
Subtotal Constructed Cost	24,076,391
Sales Tax (Pershing Co)	1,620,055
Indirect Costs	1,299,234
Subtotal Project Constructed Cost w/ Indirects	26,995,679
Contingency @ 25%	6,748,920
Total Project Constructed Cost w/ Contingency	33,744,599

Table supplied by Integra, June, 2023.

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21.2 Capital Costs - Heap Leach

Capital costs for the heap leach facility were developed and organized according to the major work areas and major commodity descriptions. These, in turn, were broken down into individual work elements. The overall divisions include site preparation, earthwork, geosynthetics, piping, and indirect costs.

This structure compiles the costs into a logical, industry accepted format, which facilitates the economic evaluation/analysis of the Project in the actual sequence of construction. This structure also provides a means to compare and evaluate the costs against other similar projects.

To minimize initial capital expenditure, the heap leach pads were designed in a phased approach. The initial phases for both projects (Phase 1) can accommodate approximately two years of production for both Wildcat and Mountain View. Phase 2 for each operation needs to be constructed during year two so that it can be utilized during year three. Table 21.3 and Table 21.4 summarize the heap leach estimates for the Wildcat and Mountain View Projects, respectively.

Table 21.3
Heap Leach Estimate for the Wildcat Project

Item Description	Phase 1 (US$)	Phase 2 (US$)
Site Preparation	$2,465,272	$2,271,496
Earthworks	$15,079,805	$13,357,247
Geosynthetics	$5,329,889	$5,363,236
Pipe	$134,236	$208,654
Direct Construction Cost	$23,009,202	$21,200,634
Contingency 30%	$6,902,761	$6,360,190
Direct Construction Cost and Contingency	$29,911,962	$27,560,824
Indirects	$3,738,995	$3,445,103
Total Cost	$33,650,958	$31,005,927
Cost per HLF square foot	$7.09	$5.85
Total Cost of Each Option	$64,656,884

Table supplied by Integra, June, 2023.

Table 21.4
Heap Leach Estimate for Mountain View Project

Item Description	Phase 1 (US$)	Phase 2 (US$)
Site Preparation	$1,037,679	$1,224,908
Earthworks	$5,353,204	$6,355,476
Geosynthetics	$2,630,218	$3,297,885
Pipe	$663,903	$554,209
Direct Construction Cost	$9,685,004	$11,432,479
Contingency 30%	$2,905,501	$3,429,744
Direct Construction Cost and Contingency	$12,590,505	$14,862,222
Indirects	$2,832,864	$3,344,000
Total Costs	$15,423,368	$18,206,222
Cost per HLF square foot	$6.76	$5.01
Total Cost of Each Option	$33,629,591

Table supplied by Integra, June, 2023.

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21.3 Mining Capital Costs

The mining fleet will be lease-financed. Accordingly, there is no pre-production mining capital expenditure. Over the operating period, the principal portion of the lease payments is capitalized, while the interest payments are expensed.

21.4 Plant Operating Costs

21.4.1 Design Criteria

The design criteria template for Plant operating costs was provided by Micon. Wear rate factors are based on feed rate and historical values. Reagent consumption rates for leaching were derived from metallurgical testwork. Reagent consumption rates for elution and refining were provided by equipment manufacturer. Personnel was patterned after other mines in the area. Current market pricing for all reagents has been used for the operating costs.

In addition to the traditional operating costs, a US$1M/y sustaining capital provision was added to cover for the various costs not captured in the operating cost estimate (e.g. pump replacements, etc.).

21.4.2 Reagents

The following reagents are included in the operating costs:

  Lime - used for pH control on the heap.

  Cyanide (NaCN) - used for the leaching of gold and silver, and the elution from activated carbon. Received as a 30% solution. Solution is diluted based on operational needs.

  Activated Carbon - used to collect gold from the leach solution.

  Anti-Scalant - used to prevent scale build up throughout the processing plant.

  Caustic (NaOH) - used in the elution circuit.

  Hydrochloric Acid - used in the elution circuit.

  Refining Fluxes - used in the production of doré bars.

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Table 21.5 summarizes the plant operating costs for the Wildcat Project at a throughput of 11 Mt/y and Table 21.6 summarizes the costs for Wildcat leaching only for the 11 Mt/y rate. Table 21.7 summarizes the plant operating costs for the Mountain View Project at a throughput of 5.5 Mt/y and Table 21.8 summarizes the costs for Mountain View leaching only for the 5.5 Mt/y rate.

Table 21.5
Plant Operating Costs for the Wildcat Project, 11 Mt/y

Area	Number of Employees	Cost (US$)	Cost (US$/t)
Operating Supplies		$23,094,529	$2.10
Maintenance Supplies		$1,900,000	$0.17
Electrical Power		$7,082,974	$0.64
Process Management	2	$324,000	$0.03
Plant Operations	27	$2,081,700	$0.19
Plant Maintenance	11	$946,350	$0.09
Assay Laboratory	11	$1,116,700	$0.10
G & A Labour	12	$1,390,500	$0.13
G & A Expenses		$3,371,000	$0.31

Table supplied by Integra, June, 2023.

Table 21.6
Plant Operating Costs for the Wildcat Project, Leaching Only

Area	Number of Employees	Cost (US$)	Cost (US$/t)
Operating Supplies		$2,261,564	N/A
Maintenance Supplies		$175,000	N/A
Electrical Power		$857,302	N/A
Process Management	0	0	N/A
Plant Operations	8	$615,600	N/A
Plant Maintenance	1	$89,100	N/A
Assay Laboratory	1	$72,500	N/A
G & A Labour	N/A	0	N/A
G & A Expenses	N/A	$1,804,000	N/A

Table supplied by Integra, June, 2023.

Table 21.7
Plant Operating Costs for the Mountain View Project, 5.5 Mt/y

Area	Number of Employees	Cost (US$)	Cost (US$/t)
Operating Supplies		$8,998,243	$1.64
Maintenance Supplies		$1,450,000	$0.27
Electrical Power		$5,283,670	$0.97
Process Management	2	$324,000	$0.06
Plant Operations	27	$2,081,700	$0.38
Plant Maintenance	11	$946,350	$0.17
Assay Laboratory	7	$596,700	$0.10
G & A Labour	12	$1,390,500	$0.25
G & A Expenses		$2,466,000	$0.45

Table supplied by Integra, June, 2023.

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Table 21.8
Plant Operating Costs for the Mountain View Project, Leaching Only

Area	Number of Employees	Cost (US$)	US$/t
Operating Supplies		$2,473,491	N/A
Maintenance Supplies		$175,000	N/A
Electrical Power		$1,645,204	N/A
Process Management	1	$189,000	N/A
Plant Operations	9	$692,550	N/A
Plant Maintenance	2	$182,250	N/A
Assay Laboratory	2	$189,000	N/A
G & A Labour	0	0	N/A
G & A Expenses		$1,259,000	N/A

Table supplied by Integra, June, 2023.

21.5 Mining Operating Costs

Mining operating costs were evaluated considering the annual production rate, as well as the equipment required to operate and maintain the operation. Yearly mine operating costs vary as a function of total tonnage, haulage distance, and year of operation. Table 21.9 and Table 21.10 present the average unit mining costs for Wildcat and Mountain View, respectively.

In addition to the traditional operating costs, a US$2M/y sustaining capital provision was added to cover for the various costs not captured in the operating cost estimate (e.g., truck transmissions, motor refurbish, etc.).

Table 21.9
Mining Average Operating Costs for the Wildcat Project

Area	Cost (US$/t)
Loading	$0.19
Hauling	$0.29
Drilling	$0.13
Blasting	$0.41
Grade Control	$0.07
Dump maintenance	$0.03
Roads, Site Prep, etc.	$0.20
Dewatering	$0.02
Labour & Supervision	$0.65
Equipment Finance Cost	$0.10
Mining - Total Operating Costs US$/t mined	$2.08
US$/t mineralized material treated	$2.68

Table supplied by Integra, June, 2023.

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Table 21.10
Mining Average Operating Costs for the Mountain View Project

Area	Cost ($US/t)
Loading	$0.20
Hauling	$0.24
Drilling	$0.07
Blasting	$0.23
Grade Control	$0.04
Dump maintenance	$0.04
Roads, Site Prep, etc.	$0.17
Dewatering	$0.01
Labour & Supervision	$0.60
Equipment Finance Cost	$0.03
Mining - Total Operating Costs US$/t mined	$1.64
US$/t mineralized material treated	$7.21

Table supplied by Integra, June, 2023.

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22.0 ECONOMIC ANALYSIS

22.1 Cautionary Statement

This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The results of the economic analyses discussed herein represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Information that is forward-looking includes:

  Mineral resource estimates.

  Assumed commodity prices and exchange rates.

  The proposed mine production plan.

  Projected mining and process recovery rates.

  Assumptions as to mining dilution.

  Capital and operating cost estimates and working capital requirements.

  Assumptions as to closure costs and closure requirements.

  Assumptions as to environmental, permitting and social considerations and risks.

Additional risks to the forward-looking information include:

  Changes to costs of production from what is assumed.

  Unrecognized environmental risks.

  Unanticipated reclamation expenses.

  Unexpected variations in quantity of mineralized material, grade or recovery rates.

  Geotechnical or hydrogeological considerations differing from what was assumed.

  Failure of mining methods to operate as anticipated.

  Failure of plant equipment or processes to operate as anticipated.

  Changes to assumptions as to the availability and cost of electrical power and process reagents.

  Ability to maintain the social licence to operate.

  Accidents, labour disputes and other risks of the mining industry.

  Changes to interest rates.

  Changes to tax rates and availability of allowances for depreciation and amortization.

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22.2 Basis of Evaluation

Micon's QP has prepared this economic assessment of the Wildcat and Mountain View Projects on the basis of a discounted cash flow model, from which the net present value (NPV) and internal rate of return (IRR) can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project, after allowing for the cost of capital invested. The Wildcat and Mountain View Projects are to be exploited sequentially and are designed to share equipment and infrastructure. Therefore, the two Projects have been evaluated as a single economic unit.

The objective of the economic analysis was to determine the potential viability of the proposed LOM production plans and schedules for Wildcat and Mountain View at the base case gold price. In order to do this, the annual cash flow arising from the base case has been forecast. The sensitivity of Project NPV and IRR to changes in base case assumptions for gold price, capital and operating costs is then examined. Gold price sensitivity can be taken as a proxy for the sensitivity to changes in grade or recovery.

22.3 Macro-Economic Assumptions

22.3.1 Exchange Rate and Inflation

All economic results are expressed in United States dollars, except where otherwise stated. Cost estimates and other inputs to the cash flow model for the Wildcat and Mountain View Projects have been prepared using constant, second quarter 2023 money terms, without provision for escalation or inflation.

22.3.2 Weighted Average Cost of Capital

In order to find the NPV of the cash flows forecast for the Wildcat and Mountain View Projects, an appropriate discount factor must be applied which represents the weighted average cost of capital (WACC) imposed on gold producers by the capital markets.

The base case NPV was calculated using an 5% discount rate. This rate is considered appropriate for the economic assessment of the Wildcat and Mountain View Project, based on a comparison to similar gold projects.

Micon's QP has also tested the sensitivity of the NPV of the Wildcat and Mountain View Projects to a range of discount rates.

22.3.3 Forecast Gold Price

The project base case has been evaluated using forecast prices of US$1,700/oz for gold and US$21.50/oz for silver. This gold price value is lower than the three-year historical rolling average and is less than current spot prices which have averaged over US$1,900/oz in H1/2023. Figure 22.1 shows the trends in spot gold price over the past ten years.

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Figure 22.1
Historical Gold Price (10 years)

22.3.4 Taxation and Royalty Regime

The Wildcat and Mountain View Projects are subject to a Gold and Silver Excise Tax in Nevada, as well as Nevada's Net Proceeds of Minerals (NPOM) tax of 5% of net proceeds), and US federal income tax at the rate of 21% on profits.

The Wildcat property is subject to several royalty agreements. These include a US$500,000 payment due on production startup, and royalties on sales of 0.4%, 1.0% and 0.5% on various groups of claims as is more fully described in Section 4.2.2.1 of this report.

At Mountain View, a royalty of 4% is payable on all sales, as is more fully described in Section 4.2.5 of this report.

22.4 Technical Assumptions

22.4.1 Mining

Mining of Wildcat and Mountain View Projects is described in Section 16 of this report. Figure 22.2 shows the annual mine production schedule for both Projects.

22.4.2 Processing

The processing of Wildcat and Mountain View Projects is described in Section 17 of this report. Figure 22.3 shows the annual production schedule for the Projects, expressed as gold equivalent ounces. Overlap in the schedules is due to the recovery of gold from Wildcat during the heap rinsing phase.

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Figure 22.2
Wildcat and Mountain View Mining Production Schedule

Figure 22.3
Wildcat and Mountain View Production Schedule

22.5 Base Case Cash Flow

The overall LOM base case cash flow for both Projects combined is summarized in Table 22.1.

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Table 22.1
Summary LOM Cash Flow, Wildcat and Mountain View Projects

Area	Item	LOM Total	US$/t	US$/oz AuEq
Revenue	Gross sales	1,772,503	17.81	1,700

Cash op. costs	Mining costs	400,385	4.02	384
	Processing costs	357,220	3.59	343
	G&A costs	57,480	0.58	55
	Cash operating costs	815,085	8.19	782
	Selling expenses incl. royalties	63,323	0.64	61
	NV net proceeds of minerals tax	41,150	0.41	39
	Total cash costs	919,558	9.24	882

Net cash operating margin (EBITDA)		852,945	8.57	818

Capital expenditure	Wildcat	178,518	1.79	171
	Mountain View	81,124	0.82	78
	Closure provision	21,748	0.22	21
	Sustaining capital	36,000	0.36	35
	Residual value	(12,063)	(0.12)	(12)
Net cash flow before tax		547,619	5.50	525
Income tax payable		62,504	0.63	60
Net cash flow after tax		485,114	4.87	465

All-in Sustaining Cost per ounce AuEq (AISC)				973
All-in Cost per ounce AuEq (AIC)				1,175

Cash Costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but exclude corporate G&A and exploration expenses. All-in Sustaining Cost (AISC) includes Cash Costs, sustaining and expansion capital, but excludes corporate G&A and exploration expenses. All-in Cost (AIC) includes AISC level costs, initial capital and equipment finance costs associated with initial capital.

The average annual LOM production at Wildcat and Mountain View is expected to be 80,000 oz AuEq per year which, at the base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total LOM net free cash flow of US$485 million and average annual free cash flow of US$46 million from year 1 to year 13. Corporate office general and administrative costs were not included in the LOM costs for the Projects.

The base case cash flow is equivalent to an after-tax net present value (NPV) of US$309.6 million at a discount rate of 5% and yields an internal rate of return (IRR) of 36.9%. Over the LOM period, the operating margin averages 48.1% after-tax.

At the time of announcement (June 27, 2023) spot prices of US$1,920/oz gold and US$22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5 of US$442.1 million at an annual discount rate of 5% and yields an internal rate of return (IRR) of 49.7%.

On a co-product basis, the Projects are expected to have direct cash costs of U$882/oz gold equivalent (AuEq) an All-in-Sustaining Cost (AISC) of US$973/oz AuEq, and All-in-Costs (AIC) of US$1,175/oz AuEq.

Annual cash flows are presented in Table 22.2, and are shown graphically in Figure 22.4.

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Table 22.2
Annual LOM Cash Flow

Year No.		TOTAL	Yr-1	Yr1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10	Yr11	Yr12	Yr13	Yr14	Yr15
Ore heaped - total	t'000	99,522	-	10,950	10,950	10,950	10,950	10,950	10,667	4,557	6,725	4,892	7,794	5,271	4,866	-	-	-
Avg. heaped gold grade	g/t	0.32	-	0.26	0.24	0.24	0.36	0.26	0.22	0.23	0.29	0.34	0.40	0.66	0.53	-	-	-
Avg. heaped silver grade	g/t	0.61	-	0.42	0.43	0.45	1.03	0.67	0.54	0.51	0.18	0.19	0.42	1.11	1.70	-	-	-
Ore heaped gold content	kg	31,829	-	2,865	2,642	2,600	3,926	2,799	2,363	1,035	2,329	1,913	3,103	3,456	2,596	202	-	-
Ore heaped silver content	kg	60,420	-	4,549	4,720	4,956	11,275	7,340	5,747	2,304	1,223	921	3,263	5,861	8,262	-	-	-
Total Gold in dore	kg	31,829	-	2,276	2,688	2,609	3,653	3,030	2,453	1,308	2,147	1,964	2,808	3,384	2,773	735	-	-
Total Silver in dore	kg	60,420	-	3,614	4,685	4,907	9,977	8,149	6,074	3,012	1,446	983	2,782	5,327	7,768	1,698	-	-
Gold sales	**oz payable**	**1,018,204**	-	**72,811**	**85,982**	**83,459**	**116,874**	**96,935**	**78,458**	**41,846**	**68,695**	**62,840**	**89,826**	**108,249**	**88,705**	**23,524**	-	-
Silver sales	**oz payable**	**1,932,842**	-	**115,613**	**149,860**	**156,981**	**319,150**	**260,672**	**194,320**	**96,344**	**46,242**	**31,438**	**88,995**	**170,407**	**248,512**	**54,307**	-	-
Gross value of Gold	US$ 000	1,730,947	-	123,780	146,170	141,880	198,686	164,790	133,378	71,139	116,782	106,828	152,704	184,023	150,798	39,991	-	-
Gross value of Silver	US$ 000	41,556	-	2,486	3,222	3,375	6,862	5,604	4,178	2,071	994	676	1,913	3,664	5,343	1,168	-	-
Gross Sales	US$ 000	**1,772,503**	-	126,265	149,392	145,255	205,547	170,395	137,556	73,210	117,776	107,503	154,617	187,687	156,141	41,159	-	-
Refining charges - gold	US$ 000	(5,091)	-	(364)	(430)	(417)	(584)	(485)	(392)	(209)	(343)	(314)	(449)	(541)	(444)	(118)	-	-
Refining charges - silver	US$ 000	(966)	-	(58)	(75)	(78)	(160)	(130)	(97)	(48)	(23)	(16)	(44)	(85)	(124)	(27)	-	-
NV Gold & Silver Excise Tax	US$ 000	(11,779)	-	(797)	(970)	(939)	(1,586)	(1,199)	(882)	(399)	(733)	(656)	(1,026)	(1,390)	(1,043)	(159)	-	-
Royalties	US$ 000	(45,487)	-	(2,620)	(2,512)	(2,431)	(2,199)	(2,552)	(2,530)	(1,232)	(3,860)	(3,967)	(6,185)	(7,507)	(6,246)	(1,646)	-	-
Net Sales Revenue	**US$ 000**	**1,709,180**	-	**122,427**	**145,404**	**141,389**	**201,019**	**166,029**	**133,654**	**71,322**	**112,817**	**102,551**	**146,913**	**178,164**	**148,285**	**39,209**	-	-
Cash Flow Projection		**US$ 000**	**Yr-1**	**Yr1**	**Yr2**	**Yr3**	**Yr4**	**Yr5**	**Yr6**	**Yr7**	**Yr8**	**Yr9**	**Yr10**	**Yr11**	**Yr12**	**Yr13**	**Yr14**	**Yr15**
Revenue	Gross Sales	1,772,503	-	126,265	149,392	145,255	205,547	170,395	137,556	73,210	117,776	107,503	154,617	187,687	156,141	41,159	-	-
Cash op. costs	Mining Costs	400,385	-	30,848	30,884	31,566	32,318	40,819	40,645	36,914	33,337	35,915	37,924	29,289	19,904	23	-	-
	Processing Costs	357,220	-	36,684	36,669	36,450	36,450	36,450	35,453	24,134	25,450	22,909	22,861	19,384	18,801	5,546	-	-
	G&A costs	57,480	-	4,762	4,762	4,762	4,762	4,762	4,762	4,762	5,661	5,661	3,857	3,857	3,857	1,259	-	-
	Cash operating costs	815,085	-	72,293	72,314	72,777	73,530	82,030	80,860	65,809	64,448	64,484	64,642	52,509	42,562	6,828	-	-
	Refining charges	5,091	-	364	430	417	584	485	392	209	343	314	449	541	444	118	-	-
	Bullion delivery	966	-	58	75	78	160	130	97	48	23	16	44	85	124	27	-	-
	Excise Duty and Royalties	57,266	-	3,417	3,483	3,371	3,785	3,751	3,412	1,631	4,593	4,623	7,210	8,897	7,288	1,805	-	-
	Net Proceeds of Minerals Tax	41,150	-	2,588	3,640	3,401	6,333	4,145	2,567	-	1,831	1,198	3,701	5,932	4,866	948	-	-
	Total cash costs	919,558	-	78,720	79,942	80,045	84,391	90,541	87,328	67,697	71,238	70,635	76,047	67,964	55,283	9,727	-	-
Net Cash Operating Margin (EBITDA)		852,945	-	47,546	69,449	65,210	121,156	79,854	50,227	5,513	46,538	36,869	78,570	119,723	100,857	31,432	-	-
Capital Expenditure	Wildcat	178,518	112,840	4,244	35,748	5,273	5,840	6,234	6,655	823	567	293	-	-	-	-	-	-
	Mountain View	81,124						1,723	1,840	51,132	2,096	20,706	2,669	299	319	340	-	-
	Closure Provision	21,748	2,240	-	-	-	-	2,164	-	-	5,000	6,061	(2,240)	-	-	-	10,687	(2,164)
	Changes in Working Capital	-	-	3,239	441	(71)	1,153	(762)	(629)	(1,507)	420	(197)	778	599	(573)	(2,891)	-	-
	Sustaining Capital	36,000	-	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	-	-	-
	Residual Value	(12,063)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,063)	-
Net cash flow before tax		547,619	(115,080)	37,062	30,261	57,008	111,163	67,494	39,361	(47,935)	35,456	7,006	74,363	115,825	98,112	33,983	1,376	2,164
Income Tax payable		62,504	-	122	3,836	3,998	12,183	6,079	2,747	-	342	303	5,657	13,423	11,218	2,596	-	-
Net cash flow after tax		485,114	(115,080)	36,939	26,425	53,011	98,980	61,415	36,614	(47,935)	35,113	6,703	68,706	102,403	86,894	31,387	1,376	2,164
Cumulative cash flow			(115,080)	(78,141)	(51,716)	1,295	100,275	161,690	198,304	150,369	185,482	192,185	260,891	363,293	450,187	481,574	482,950	485,114
Payback period on undiscounted cash flow (years)		3.0		1.0	1.0	1.0	-	-	-	-	-	-	-	-	-	-	-	-
Discounted Cash Flow (5%/y)		309,573	(115,080)	35,180	23,968	45,793	81,431	48,120	27,322	(34,067)	23,766	4,321	42,179	59,873	48,386	16,645	695	1,041
Cumulative DCF (5%/y)			(115,080)	(79,900)	(55,931)	(10,139)	71,293	119,413	146,735	112,668	136,434	140,755	182,934	242,807	291,192	307,837	308,532	309,573
Payback period on discounted cash flow (years)		3.1		1.0	1.0	1.0	0.1	-	-	-	-	-	-	-	-	-	-	-
Ave Revenue per tonne treated		17.81	-	11.53	13.64	13.27	18.77	15.56	12.90	16.07	17.51	21.97	19.84	35.61	32.09	-	-	-
Ave Cost per tonne treated		9.24	-	7.19	7.30	7.31	7.71	8.27	8.19	14.86	10.59	14.44	9.76	12.89	11.36	-	-	-
Ave Cost per oz AuEq sold		882	-	1,060	910	937	698	903	1,079	1,572	1,028	1,117	836	616	602	402	-	-
Operating Margin		48.1%	0.0%	37.7%	46.5%	44.9%	58.9%	46.9%	36.5%	7.5%	39.5%	34.3%	50.8%	63.8%	64.6%	0.0%	0.0%	0.0%

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Figure 22.4
LOM Cash Flow Chart

22.6 Sensitivity Study

The sensitivity of the Projects' NPV and IRR were tested over a range of ±25% around the base case values for gold price, operating costs and capital expenditure. The results are presented in Figure 22.5 and Figure 22.6, respectively.

The results show that NPV and IRR remain positive across the ranges tested. The Project is most sensitive to metal price, with NPV5 being reduced to US$52.7 million from the base case value of US$309.6M at a 25% reduction in a gold price equivalent to US$1,275/oz, yielding an IRR of 10.5% at that price.

22.6.1 Discount Rate Sensitivity

The base case discount rate of 5.0% yields NPV5 of US$309.6 million. At discount rates of 7.5% and 10.0%, NPV is reduced to US$249.3 million and US$201.2 million, respectively.

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Figure 22.5
NPV Sensitivity Chart

Figure 22.6
IRR Sensitivity Chart

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23.0 ADJACENT PROPERTIES

23.1 Wildcat Project

The Wildcat property is adjacent to the actively explored Seven Troughs mining district, where historic high-grade gold production has occurred. Two gold deposits which were mined during the 1990's are located within 50 miles of the property (Rosebud and Hycroft/Brimstone). However, there are no immediate adjacent properties that directly have an impact on the Wildcat Project.

Information regarding the Seven Troughs mining district has been compiled from private and public reports which are noted in Section 28.0 of this report. However, Micon and the QPs have been unable to verify the information in the private and public reports and the information is not necessarily indicative of the mineralization on the Wildcat property that is the subject of this report.

23.2 Mountain View Project

There are no adjacent properties in the Deephole Mining District that directly have a direct impact on the Mountain View Project.

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24.0 OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Integra's Wildcat and Mountain View Projects are included in other sections of this Technical Report.

Neither Micon nor the QPs are aware of any other data that would make a material difference to the quality of this Technical Report or make it more understandable, or without which the report would be incomplete or misleading.

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25.0 INTERPRETATION AND CONCLUSIONS

25.1 General Information

The recent diamond drilling programs to verify, extend and infill the existing information were successful in outlining the continuity and extent of the mineralization located on the Wildcat and Mountain View Projects. The drilling programs allowed Integra to undertake an updated mineral resource estimate for each Project and that estimate, which is described in Section 14 of this report, is the basis for the PEA.

25.2 Mineral Resource Estimate

25.2.1 Mineral Resource Estimate for the Wildcat Project

25.2.1.1 Wildcat Methodology

Modelling for the Wildcat deposit was performed using LeapFrog GEO v2021.2 (LeapFrog) and Isatis NEO mining v2022.12 (Isatis). LeapFrog was used for modelling the lithological, alteration, and oxidation profiles. Isatis was used for the grade estimation, which consisted of 3D block modelling and the inverse distance cube (ID3) interpolation method. Statistical studies, capping and variography were completed using Isatis and Microsoft Excel. Capping and validations were carried out in Isatis and Excel.

25.2.1.2 Wildcat Mineral Resource Database

The close-out date for the Wildcat deposit mineral resource database is December 31, 2022. The database consists of 315 validated diamond drill holes and reverse circulation (RC) holes, totalling 39,143.45 m and including 24,510 sample intervals. The database includes the 12 drill holes, totalling 1,289.80 m of diamond drilling and including 935 sample intervals assayed for gold and silver completed in 2022.

The database also includes validated location, survey and assay results as well as geotechnical, lithological, alterations, oxidation and structural descriptions taken from the drill core logs.

The database covers the strike length of each mineralized domain at variable drill hole spacings, ranging from 20 m to 100 m, with an average spacing of approximately 50m.

The Wildcat deposit is divided into 2 zones, the Main Hill zone, in which most of the drilling was conducted, and Cross-Road zone (to the north west), which represents the other area of drilling.

In addition to the tables of raw data, the database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

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25.2.1.3 Wildcat Geological Modelling

The Integra geological team prepared the geological model of the Wildcat deposit in LeapFrog, using surface mapping, rock or soil samples, and drill holes, all of which were completed by December 31, 2022.

A total of six lithological domains were modelled with each domain defined based on the lithological logs prepared by the geologists from the core or RC chips.

In addition to the lithological model, an oxidation model was developed for the Wildcat deposit. This model is principally based on the original logs, relogging and geochemical information (ICP and cyanide shakes). During the 2022 drilling and relogging campaign, it was observed that geologists were recording the rocks as 'oxidized' when the sulphur content was low (generally below 0.3% sulphur). This also corresponds to the area where the ratio of cyanide shakes to fire assays gold results is generally higher. Although the oxidation level varies in depth locally, the geological contact zone was used to build a smoothed 3D surface representing the oxide material compared to the non-oxide material (i.e. transition and fresh rock).

25.2.1.4 Wildcat Geostatistical Analysis

All assays in the Wildcat database were flagged by lithologies and oxidation, allowing further statistical analysis.

25.2.1.5 Wildcat Contact Analysis

To determine the grade continuity between the main lithologies, a contact plot analysis was performed on the raw assays. The contact plot demonstrates that the Volcanoclastic (Rhyolitic Tuff Breccia) has a higher gold grade than other lithologies, but the grade within the other lithologies close to the contact is, on average, similar to the grade found in the Volcaniclastics. Similar plots were performed for all the lithological contacts, and the same conclusion was found. Based on this information, it was decided that no hard boundary would be used during the resource estimation process, although a relatively short distance should be considered when interpolating parallel to the contact zone.

25.2.1.6 Wildcat High-Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. From a statistical and spatial review of the composite data, the QPs are of the opinion that capping is required in order to restrict the influence of high-grade outlier assays.

The log probability plots were used to select a 10 g/t capping value for gold, and a 100 g/t capping value for silver. The 10 g/t capping value for gold represents the 99.9 percentile value and removes approximately 3% of the gold metal in the assays, which is considered reasonable for the type of deposit. Overall, the deposit is not very sensitive to capping values.

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25.2.1.7 Wildcat Density

During the 2022 drilling campaign, 245 density measurements were conducted on the rock, by Millennial's geologists, using the immersion technique. Measurements were taken approximately every 10 m to 20 m across all lithologies and alterations. Based on these measurements and the interpretation of the statistics, a fixed density of 2.6 g/cm3 was selected and used in the resources estimate.

25.2.1.8 Wildcat Compositing
The assay data were flagged and analyzed to determine an appropriate composite length, in order to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.30 m and 3.52 m with a clear mode at 1.52 m. Based on these observations and considering the future bench height, a 4.5 m length composite was selected. All drill holes were composited for gold and silver from collar to toe, using capped and uncapped values, any composites with a length less than 2.25 m were discarded.

25.2.1.9 Wildcat Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis for each mineralized domain. Three dimensional experimental variograms were generated and modelled to assess the grade continuity and to perform geostatistical validation tests, as well as comparative Ordinary Kriging interpolation. After review of the variogram and the different interpolation strategies, a Inverse Distance interpolator was selected for the present resource estimate.

25.2.1.10 Wildcat Block Model

The criteria used in the selection of block size for the Wildcat deposit included drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 15.24 m x 15.24 m x 9.144 m (50 ft x 50 ft x 30 ft) was used for the Wildcat Project. The block model was coded for each lithological and oxidation domain using the 50% rule. No rotation was applied to the block model.

25.2.1.11 Wildcat Search Ellipse and Interpolation Parameters

To respect the folded aspect of the Main Hill, as well as the 'flatter' orientation of the Cross-Road area, three different search ellipse orientations were selected. These orientations were selected manually in 3D and validated though variography.

The block model was interpolated using Inverse Distance to the power three (ID3) using a block discretization of 4 x 4 x 4. A minimum of 7 samples (respecting a maximum of 3 samples per hole) with a maximum of 15 samples, was used during both passes. The same interpolation strategy was used for both gold and silver grades.

25.2.1.12 Wildcat Mineral Resource Classification

The mineral resource classification was determined through manual geometric criteria deemed reasonable for the deposit. Only blocks within the Oxide zone were classified, blocks interpolated within the transition and fresh material were not considered in the resource estimation. Blocks located within the Main Hill area at a spacing of approximately 50 m x 50 m were classified as indicated, and interpolated blocks within approximately 100 m from an existing hole were classified as inferred. Considering the historical nature of the drilling at the Cross-Road zone, no blocks were classified as indicated. Most of the inferred area in the Main Hill region consists of potential extension zones that will require additional infill drilling.

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25.2.1.13 Wildcat Reasonable Prospects for Eventual Economic Extraction

For the Wildcat deposit, a reasonable economic cut-off grade for the resource estimate was determined to be 0.15 g/t Au. This cut-off grade was determined using the parameters presented in Table 25.1.

In addition to the cut-off grade, an open pit optimizer program was run on the block model to constrain the mineral resources within a pit shell.

Table 25.1
Wildcat Project Mineral Resource Estimate Economic Parameters

Parameters	Units	Value
Gold price	U$/oz	1,800
Silver price	U$/oz	21.0
Mining costs	US$/t	2.4
Processing costs	US$/t	3.7
G&A costs	US$/t	0.5
Gold Cut-off	g/t Au	0.15
Discount rate	%	5.0
Pit slope	°	51-54
Rhyolite recovery	Au %	73.0
Granodiorite recovery	Au %	52.0
Silver Recovery	Ag %	18.0

25.2.1.14 Wildcat Mineral Resource Estimate

The QP has classified the Wildcat Project mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria, and interpolation parameters. The QP considers the mineral resource estimate to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the Mineral Resource Estimate is June 28, 2023.

Table 25.2 summarizes the results of the mineral resource estimate for the Wildcat Project at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

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Table 25.2
Wildcat Deposit June, 2023, Mineral Resource Estimate Statement

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

Table Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Wildcat Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

(6) Inverse Distance cube interpolation method was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

25.2.1.15 Wildcat Cut-off Grade Sensitivity Analysis

Table 25.3 shows the cut-off grade sensitivity analysis of gold and silver for the updated mineral resource estimate for the Wildcat Project. The reader should be cautioned that the figures provided in Table 25.3 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grades. The QP has reviewed the cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold.

Table 25.3
Wildcat Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Cut-off*	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Indicated	0.05	67,016,721	0.36	770,900	3.16	6,804,827
	0.1	64,761,568	0.37	765,404	3.23	6,716,586
	0.15	59,872,806	0.39	746,297	3.34	6,437,869
	0.2	52,012,138	0.42	702,728	3.53	5,904,258
	0.25	42,440,131	0.47	635,006	3.84	5,236,770
	0.3	33,411,641	0.52	556,692	4.22	4,528,878
	0.35	25,762,514	0.58	478,202	4.62	3,825,142
	0.4	19,392,625	0.65	402,566	5.08	3,164,355
	0.45	15,276,484	0.71	347,188	5.53	2,715,493
	0.5	12,049,761	0.77	298,456	5.98	2,317,021
	0.6	7,755,728	0.90	223,657	6.82	1,700,408
	0.65	6,205,147	0.97	192,787	7.21	1,439,359
	0.7	4,971,819	1.04	166,263	7.69	1,228,962
	0.75	4,069,767	1.11	145,461	8.23	1,076,238
	0.8	3,423,662	1.18	129,489	8.64	950,677
	0.85	2,962,655	1.23	117,374	9.14	870,587
	0.9	2,503,727	1.30	104,537	9.75	784,511
	0.95	2,199,431	1.35	95,528	10.17	718,988
Inferred	0.05	25,515,457	0.27	219,842	2.62	2,150,330
	0.1	24,341,745	0.28	217,068	2.69	2,101,984
	0.15	22,455,848	0.29	209,662	2.74	1,980,129
	0.2	17,615,915	0.32	182,950	2.90	1,643,048
	0.25	12,239,483	0.37	145,178	3.24	1,275,913
	0.3	7,909,184	0.42	107,855	3.52	895,212
	0.35	5,051,117	0.48	78,604	3.74	607,127
	0.4	3,369,700	0.54	58,751	3.96	429,367
	0.45	2,316,862	0.60	44,596	4.21	313,932
	0.5	1,627,724	0.65	34,229	4.66	243,747
	0.6	691,921	0.80	17,839	5.69	126,486
	0.65	467,070	0.89	13,360	6.00	90,072
	0.7	358,293	0.96	11,030	6.26	72,118
	0.75	280,671	1.02	9,246	6.40	57,735
	0.8	229,353	1.08	7,977	6.68	49,250
	0.85	196,386	1.12	7,098	6.82	43,064
	0.9	162,361	1.18	6,148	6.66	34,746
	0.95	154,645	1.19	5,924	6.75	33,539

*Base Case cut-off grades shown in bold.

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25.2.2 Mineral Resource for the Mountain View Project

25.2.2.1 Mountain View Methodology

Modelling for the Mountain View deposit was performed using LeapFrog GEO v2021.2 (LeapFrog) and Isatis NEO mining v2022.12 (Isatis). LeapFrog was used for modelling the lithological, alteration, and oxidation profiles. Isatis was used for the grade estimation, which consisted of 3D block modelling and the inverse distance cube (ID3) interpolation method. Statistical studies, capping and variography were completed using Isatis and Microsoft Excel. Capping and validations were carried out in Isatis and Excel.

25.2.2.2 Mountain View Mineral Resource Database

The close-out date for the Mountain View deposit mineral resource estimate database is June 28, 2023. The Mountain View database consists of 260 validated diamond drill holes and RC holes, totalling 55,777.92 m and including 20,839 sample intervals. This database includes Millennial's 27 holes, totalling 5,152.37 m of diamond drilling and including 4,023 sample intervals assayed for gold and silver. One of the 2022 holes was drilled and logged, but not sampled, as it has been kept intact for future metallurgical testing.

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The database also includes validated location, survey, and assay results along with geotechnical, lithological, alteration, oxidation and structural descriptions taken from drill core logs.

The database covers almost the entire property, but most of the holes are within the main mineralized area. The strike length of each mineralized domain was drilled at variable drill hole spacings, ranges from 20 m to 100 m, with an average spacing of approximately 50 m.

In addition to the tables of raw data, the database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

25.2.2.3 Mountain View Geological Modelling

The Integra geological team prepared the geological model of the Mountain View deposit in LeapFrog, using surface mapping, rock or soil samples, and drill holes, all completed by December 31, 2022.

A total of six lithological domains were modelled with each domain defined based on the lithological logs compiled by the geologists on core or RC chips.

The lithological model at Mountain View is composed of a barren Granodiorite to the east, and a basalt basement below the main Rhyolitic dome hosting most of the mineralization. Locally, some undifferentiated volcano sedimentary units are interbedded within the Rhyolitic dome. A thin (1 m to 10 m) layer of Tertiary detritic units is generally mineralized. A Quaternary Alluvium unit covers most of the deposit, with a thin layer to the east (1 m), going deeper to the west (up to 200 m). Most of the mineralization is constrained within two hydrothermal breccia domains; the one to the east has a lower brecciation with a lower average grade, while the main western breccia body presents high quartz and adularia brecciation as well as higher grade.

The granodiorite and Quaternary Alluvium domains are considered barren and were not used during the interpolation process.

Most of the historical drilling was done using RC, and only limited structural information is present in historical logs. The Range Front Fault comprises the contact zone between the granodiorite to the east and all other lithologies to the west. During the 2022 drilling, some minor faults were identified, and some north-south (slightly dipping west) structures were modelled; these structures are believed to be controlling a portion of the mineralization and breccias orientation.

In addition to the lithological and breccia domains, an oxidation model was developed for the Mountain View deposit. This model is principally based on the original drill logs and geochemical information (ICP and cyanide shakes). Although the oxidation level varies locally in depth and structure, three smoothed oxidation solids were created: oxidation (where most of the sulphur is oxidized), transitional (with a mix of oxidized and unoxidized sulphur) and fresh material (where no oxidation is observed).

25.2.2.4 Mountain View Geostatistical Analysis

All assays in the database were flagged by domains and oxidation, allowing further statistical analysis.

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25.2.2.5 Mountain View Contact Analysis

To determine the grade continuity between the main lithologies, a contact plot analysis were performed on the raw assays. The contact plot demonstrates that the West Breccia domain has a higher gold grade than other lithologies, and that there is a sharp change in the grade at the contact zone. Similar plots were assessed for all of the domain contacts, and the same conclusion was found for the East Breccia. However, there was no significant change in grades between the other domains (ie. Rhyolite, Basalts and Volcano-Sedimentary units). Based on this information, it was decided that a hard boundary would be used for estimation of both breccia domains, but that no hard boundary would be used for the other domains.

25.2.2.6 Mountain View High-Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. From a statistical and spatial review of the composite data, the QPs are of the opinion that capping is required, in order to restrict the influence of high-grade outlier assays at varying ranges.

The 20 g/t gold capping value represents the 99.3 percentile value and removes approximately 8% of the gold metal in the assays, which is considered reasonable for the type of deposit; overall, the deposit is not very sensitive to capping values.

25.2.2.7 Mountain View Density

A total of 88 pulps from 14 holes were sent to the Bureau Veritas laboratory for specific gravity measurement by pycnometry. The mean result for the rock density was 2.68 g/cm3and this number was used for the mineral resource estimate. A density of 1.94 g/cm3 was used in the QAL. This result was derived from density measurements performed by the laboratory during the geotechnical investigations.

25.2.2.8 Mountain View Compositing

The assay data were flagged and analyzed to determine an appropriate composite length, to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.30 m and 3.1 m with a clear mode at 1.52 m (5 ft). Based on these observations and considering the future bench heigh, a 3 m length composite was selected. All drill holes were composited for gold and silver by domain, using capped and uncapped values. Any composites with a length less than 1.5 m were discarded.

25.2.2.9 Mountain View Block Model

The criteria used in the selection of block size included drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 7.62 m x 7.62 m x 6.10 m was used (25 ft x 25 ft x 20 ft). The block model was coded for each lithological and oxidation domains using the 50% rule. No rotation was applied to the block model.

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25.2.2.10 Mountain View Search Ellipse and Interpolation Parameters

Two different search ellipse orientations were selected. These orientations were selected manually in 3D and validated though variography. The size of the search ellipse was set to be large enough to populate the densely informed area during the first pass and to roughly correspond to 70% of the variance of the variogram: the results of this provided a flat ellipse of 30 m x 20 m x 30 m. To populate most of the block model, a second pass was used.

The block model was interpolated using an Inverse Distance to the power of three (ID3) and a block discretization of 3 x 3 x 3. A 3-pass interpolation strategy was used, with relaxing parameters for each successive pass.

25.2.2.11 Mountain View Mineral Resource Classification

Mineral resource classification was determined through manual geometric criteria deemed reasonable for the deposit by the QP. Considering the complex 3D shape of the mineralization at the Mountain View Project, a classification based on a number of search passes was used. Blocks interpolated during the first and second passes were classified as Indicated, with blocks that were interpolated during the third pass classified as Inferred.

25.2.2.12 Mountain View Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Mountain View deposit is 0.15 g/t Au. This was determined using the parameters presented in Table 25.4.

In addition to the cut-off grade, an open pit shell optimizer was undertaken on the block model to constrain the mineral resources within a conceptual pit shell. In addition to a gold price of US$1,800/oz, mining, processing and metallurgical recoveries were used to create the conceptual pit. These parameters are summarized in the Table 25.4.

Table 25.4
Mountain View Project, Mineral Resource Economic Parameters

Parameters	Units	Value
Gold price	U$/oz	1,800
Silver price	U$/oz	21.0
Mining costs (QAL)	US$/t	1.67
Mining costs (Rock)	US$/t	2.27
Processing costs	US$/t	3.1
G&A costs	US$/t	0.4
Gold Cut-off	g/t Au	0.15
Discount rate	%	5.0
Pit slope (QLA)	°	44
Pit slope (Rock)	°	44-50
Oxide recovery	Au %	86.0
Transition recovery	Au %	64.0
Fresh recovery	Au %	30.0
Silver Recovery	Ag %	20.0

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25.2.2.13 Mountain View Mineral Resource Estimate

The QPs have classified the Mountain View Project mineral resource estimate as indicated, and inferred mineral resources based on data density, search ellipse criteria, and interpolation parameters. The estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Table 25.5 displays the results of the mineral resource estimate for the Mountain View deposit at a gold cut-off grade of 0.15 g/t.

Table 25.5
Mountain View Deposit June, 2023, Mineral Resource Estimate Statement

Type	Classification	Tonnes	Gold Grade g/t	Ounces Gold	Silver Grade g/t	Ounces Silver	Gold Equivalent g/t	Gold Equivalent Ounces
Oxide	Indicated	22,007,778	0.57	401,398	2.46	1,738,448	0.60	423,772
	Inferred	3,579,490	0.44	50,716	1.43	165,049	0.46	52,840
Transition	Indicated	2,804,723	0.66	59,676	6.56	591,868	0.75	67,293
	Inferred	215,815	0.40	2,750	3.77	26,184	0.44	3,087
Fresh	Indicated	3,938,017	0.92	116,970	8.46	1,071,521	1.03	130,760
	Inferred	360,198	0.58	6,679	4.57	52,955	0.64	7,361
Total	Indicated	28,750,517	0.63	578,044	3.68	3,401,836	0.67	621,826
	Inferred	4,155,502	0.45	60,145	1.83	244,188	0.47	63,288

Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Mountain View Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 t/cm3 was assigned to all mineralized rock types.

(6) The Inverse Distance cubed interpolation method was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

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(9) Neither Integra nor Micon' QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than those disclosed in this report.

25.2.2.14 Mountain View Cut-off Grade Sensitivity Analysis

Table 25.6 summarizes the cut-off grade sensitivity analysis for gold and silver for the Mountain View mineral resource estimate. The reader should be cautioned that the figures provided in Table 1.6 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Micon's QP has reviewed the cut-off grades used in the sensitivity analysis and is of the opinion that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold.

Table 25.6
Mountain View Project, Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Cut-off*	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Indicated	0.05	40,403,411	0.47	611,331	2.77	3,603,425
	0.1	33,505,516	0.55	596,279	3.25	3,504,450
	0.15	28,750,517	0.63	578,044	3.68	3,401,836
	0.2	24,655,131	0.70	555,638	4.13	3,273,399
	0.25	20,636,857	0.79	527,273	4.71	3,126,157
	0.3	17,607,873	0.89	501,067	5.30	3,002,439
	0.35	15,040,896	0.98	474,722	5.96	2,884,444
	0.4	12,825,775	1.09	448,438	6.72	2,770,464
	0.45	11,148,152	1.19	425,832	7.44	2,665,760
	0.5	9,921,924	1.28	407,305	8.10	2,585,043
	0.6	8,060,436	1.45	374,797	9.37	2,428,881
	0.65	7,261,650	1.54	358,880	10.06	2,349,158
	0.7	6,605,735	1.62	344,764	10.74	2,280,086
	0.75	6,092,995	1.70	332,892	11.34	2,221,263
	0.8	5,604,020	1.78	320,793	11.99	2,160,136
	0.85	5,141,115	1.87	308,589	12.67	2,094,668
	0.9	4,704,754	1.96	296,388	13.43	2,031,580
	0.95	4,347,878	2.04	285,832	14.17	1,980,755

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Classification	Cut-off*	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag
Inferred	0.05	7,216,472	0.29	68,309	1.23	286,151
	0.1	5,193,523	0.38	64,086	1.58	264,520
	0.15	4,155,502	0.45	60,145	1.83	244,188
	0.2	3,295,489	0.52	55,404	2.01	213,229
	0.25	2,666,150	0.59	50,996	2.23	190,903
	0.3	2,183,919	0.67	46,813	2.42	170,015
	0.35	1,787,425	0.74	42,741	2.68	153,958
	0.4	1,482,411	0.82	39,121	2.95	140,721
	0.45	1,251,206	0.90	36,019	3.20	128,567
	0.5	1,082,894	0.96	33,480	3.38	117,542
	0.6	820,366	1.10	28,925	3.81	100,545
	0.65	731,986	1.15	27,166	4.04	94,982
	0.7	648,315	1.22	25,362	4.30	89,554
	0.75	587,329	1.27	23,954	4.47	84,454
	0.8	520,384	1.33	22,299	4.70	78,600
	0.85	468,262	1.39	20,924	4.92	74,091
	0.9	434,955	1.43	19,995	5.07	70,965
	0.95	396,559	1.48	18,855	5.18	66,060

*Base Case cut-off grades shown in bold.

25.3 PEA Mining, Processing and Infrastructure

25.3.1 Mining

Economic pit limit analysis for both the Projects was carried out using the Lerchs-Grossmann algorithm and incorporated economic and geometrical parameters for the Wildcat and Mountain View Projects. Various mining and processing scenarios based on different throughput rates were examined.

25.3.1.1 Pit Optimization Parameters

Economic parameters were established for each scenario, encompassing mining costs, process costs, General and Administrative (G&A) costs, dilution, and metallurgical recoveries.

All throughput scenarios assume operating mining costs comparable to similar projects in Nevada. The mining cost was further refined using the mine schedule to reflect the specific operational requirements.

For all scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.

Process costs were initially estimated based on processing models provided by the QPs estimation services and were further refined with the final mine plan.

General and administrative costs were determined based on personnel, supplies, and other expenses required to support the operation.

Recoveries were estimated based on current metallurgical testwork conducted.

While pit optimizations considered various metal prices, the base metal prices used were US$1,700 per ounce of gold and US$21.00 per ounce of silver.

Geometrical parameters typically include property boundaries, royalty boundaries, and pit slope parameters. The mineral resources at both projects are contained within the current property boundaries, and those boundaries were not considered as restrictions during the pit optimization process. No royalty factors were directly applied to the optimization; instead, the royalties were calculated based on the final schedule, considering all permits that overlap with the properties.

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Recent pit slope stability studies conducted by Alius Mine Consulting provided recommendations for the design parameters. These recommendations were incorporated into the optimization work, ensuring that the pit slopes maintain stability and meet the necessary safety standards.

25.3.1.2 Wildcat Pit Optimization

In the pit optimization process for the Wildcat deposit, gold prices were varied from US$500 to US$2,000 per ounce in increments of US$50 to generate a set of nested pit shells.

During the optimization, the focus was on the economic potential of the deposit, and as a result, the unoxidized material was excluded from the analysis.

To determine the ultimate pit limits for design purposes, the US$1,200 per ounce of gold was selected as the best-case pit.

The pit shell chosen for the Wildcat Project represented the maximized discounted operating cash flow, considering a gold price of US$1,700 and a silver price of US$21.00, while minimizing the capital required. This pit serves as the foundation for the ultimate pit design of the Wildcat deposit.

25.3.1.3 Mountain View Pit Optimization

The pit optimization for the Mountain View deposit was conducted using the same parameters as those used for the Wildcat Project, with gold prices ranging from US$500 to US$2,000 per ounce.

Like Wildcat the ultimate pit limit for design purposes, representing the best-case pit, was selected at the US$1,200 per ounce of gold result.

25.3.1.4 Combined Selected Shell

The US$1,200/oz gold price shell was chosen as the optimal pit configuration to maximize the value of the Projects while minimizing the capital requirement. This selection was made based on a comprehensive evaluation of the pit optimization results, taking into account economic considerations and the need to optimize the balance between profitability and capital expenditure. By selecting the US$1,200/oz shell, the Projects generate value, while maintaining an efficient capital utilization strategy.

The pit design was developed using the optimized pit shells. This pit design was created to ensure efficient access to the mineral resources for equipment and personnel involved in the mining operations. By aligning the pit design with the optimized pit shell, the Projects aim to optimize resource extraction, maximize productivity, and facilitate smooth operations within the pit area.

25.3.1.5 Wildcat Pit Design

The Wildcat pit was divided into two main pits, each consisting of two phases, along with the addition of two satellite pits, resulting in a total of six phases in the design. Pit designs were engineered to ensure optimal resource extraction and maximize recovery by simultaneously mining all phases and achieving a well-blended production schedule.

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The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, designated as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.

The mineral resources within the final pit designs were estimated with a volumetric report. Due to lower recovery rates in the fresh unoxidized material at the Wildcat Project, only non-fresh material from the pit was included for processing in the production schedule. Additionally, a mining dilution factor of 1% was applied to the mineralized tonnes in the production schedule.

25.3.1.6 Mountain View Pit Design

The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material movement flows and the cost/revenue streams.

By carefully sequencing the mining operations, the pit design for the Mountain View deposit aims to optimize the extraction of valuable mineral resources while efficiently managing stripping activities. The ultimate goal is to enhance the economic viability of the Project.

The determination of resources within the final pit designs was conducted using a volumetric report. Additionally, a dilution factor of 5% was applied during the production scheduling process.

25.3.1.7 Wildcat Waste Disposal

The site at the Wildcat Project has varying topography with very few level areas upon which to locate a waste storage dump. Two waste dumps were designed for the Wildcat Project with the south waste dump primarily accommodating material from Phase 2A and Phase 2F, and the north dump being designated for the remaining phases.

The waste dump designs were based on an bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle of 18°. Dump road width is 30 m with a maximum gradient of 10%. This configuration allows for final reclamation at the overall slope. In-pit dumping was also included in the mine plan.

The total dump capacity is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 t/m3.

25.3.1.8 Mountain View Waste Disposal

The site at Mountain View has generally slight slopes dipping to the southwest. The Mountain View Project incorporates a waste dump, employing the same parameters as the Wildcat Project. The dump is situated south of the pit, including a 100 m buffer around the pit edge and features two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits.

The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of two t/cm3.

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25.3.1.9 Mineralized Material Stockpile Facilities

Two mineralized material stockpiles have been designed, one for each Project. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle (IRA) of 18°.

For the Wildcat Project, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15%.

For the Mountain View Project, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material mined during the pre-stripping period before processing commences. The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre.

25.3.1.10 Production Scheduling

The mine production schedule was created with a cutoff grade of 0.15 g/t of gold applied to all material across both Projects.

During the initial stages, various scenarios were run to determine the optimal processing rate. Scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The best Net Present Value (NPV) for the Wildcat Project was achieved at a processing rate of 30,000 t/d, while the Mountain View Project showed the highest NPV at a rate of 20,000 t/d.

To minimize capital requirements and maximize NPV, the two Projects have been are designed to share resources and capacity. Consequently, a processing rate of 30,000 t/d was retained for both Projects. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity in the Mountain View Project is not optimized.

A self-sustaining approach was employed in the scheduling process, aiming to optimize NPV and internal rate of return (IRR). There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at the Wildcat Project is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate value to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to the Mountain View Project from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, the Wildcat Project will conclude, and the remaining mining resources will be relocated to the Mountain View Project to increase the mining rate. Furthermore, the processing facilities, including the crusher and plant, will be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7.

25.3.1.11 Mine Equipment Requirements

In this PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

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In addition to the primary mining equipment, support equipment, blasting equipment, and mine maintenance equipment will also be necessary.

25.3.1.12 Mine Operations Personnel

The estimation of required mine operations personnel is based on the production schedule and equipment requirements. The mine is expected to operate 24 h/d, employing three crews of workers who will work on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.

The daily shift schedule will consist of two 12-hour shifts per day, accounting for standby time that includes startup/shutdown, lunch breaks, and operational delays.

25.3.2 Processing

The ROM ore will be truck dumped into the primary Jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by a secondary and tertiary cone crusher. Material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer, prior to the deployment of drip emitters. A dilute cyanide solution (NaCN) will be applied to the ore. The dilute cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and  re-circulated to the heap. The activated carbon will be advanced counter current with the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by road tanker for acid wash / elution at the Mountain View facility (approximately once or twice per week).

After stripping of metals at the ADR plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon is added to account for carbon losses in the system.

Material from the elution circuit will be refined into doré bars to be sold.

For each of the Projects, facilities will include a single large leach pad, solution pregnant and barren ponds, an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated buildings.

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Energy requirements were estimated for both Projects with a total of approximately 49,000,000 kWh/y and 40,400,000 kWh/y estimated for the Wildcat and Mountain View Projects, respectively. Power will be generated on site, using LNG generators at an operating a unit costs of approximately 0.13 US$/kWh.

Reagents and consumables were estimated using the metallurgical testwork performed at McClelland laboratory, costs were estimated using quotes for all major costs (lime, cyanide, carbon) and benchmark costs for the other lesser items.

Water will be supplied from wells near the processing facility. The Wildcat Project processing facility will need approximately 800 g/m (600 g/m at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) will be required for mining activities (including dust control) per year.

The plant is expected to operate 24 hours per day. Crews will alternate between day shift and night shift. The daily shift schedule will consist of 12-hour shifts per day, accounting for standby time that includes startup/shutdown, lunch breaks, and operational delays.

25.3.3 Infrastructure

All buildings for these two Projects will be designed using modified shipping containers / conexes on a concrete floor with a prefabricated roof anchored to the containers. The following buildings are planned for both Projects: maintenance facility, warehouse, process facility, and assay laboratory. Additional personnel not accommodated within these buildings will have conex offices.

The Process facility will differ between the Projects. The Wildcat facility will be larger to include a barren solution tank, a VCIC, an elution circuit, a refining circuit, reagent tanks, carbon holding tanks, and a tanker bay. The smaller Mountain View process facility will include room for a barren solution tank, a VCIC, carbon holding tanks, and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be placed on a concrete containment which will drain to the pregnant solution pond.

The preliminary designs for the Wildcat and Mountain View PEA heap leach pads were prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.

Both the Wildcat and Mountain View Projects will use conventional open-pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), and the Mountain View pad will have a total lined area of approximately 5.9 million ft2. Mineralized material for both pads is planned to be placed to a maximum height up to 330 feet, measured vertically from the liner to the top of the heap.

The Wildcat pad has a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The Mountain View pad has a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).

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For both the Wildcat and Mountain View Projects, barren leach solution is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.

For the purposes of heap sizing and stacking, the recovery cycle for the Wildcat Project was estimated at 45 days, and the recovery cycle for the Mountain View Project was estimated at 35 days.

25.3.4 Capital and Operating Costs

The capital cost estimate for this PEA was developed using current and historical quotes and bulk materials costs based on similar projects, which are currently being constructed, with allowances for this project's location relative to materials manufacturing and delivery, available work force and contractor support resources. Two scenarios have been evaluated for the Mountain View Project. The first starts Mountain View mining two years after Wildcat and progresses concurrently. The relative proximity of the two Projects allows the loaded carbon from Mountain View to be processed at Wildcat. The second scenario begins with the Mountain View Project following the completion of mining at the Wildcat Project. This scenario allows the mining fleet and most of the processing equipment to be relocated to Mountain View. This scenario is favourable due to the lowered capital costs.

HEA developed an operating cost estimate for both the Wildcat and the Mountain View Projects using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McCelland Laboratories, and operational experience in the local area.

25.4 PEA Economic Analysis

The average annual LOM production at Wildcat and Mountain View is expected to be 80,000 oz AuEq per year which, assuming base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total net free cash flow LOM of US$485 million and average annual free cash flow of US$46 million from year 1 to 13. Corporate office general and administrative costs were not included in the LOM costs for the Projects.

The LOM base case cash flow is summarized in Table 25.7

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Table 25.7
Summary LOM Cash Flow, Wildcat and Mountain View Projects

Area	Item	LOM Total	US$/t	US$/oz AuEq
Revenue	Gross sales	1,772,503	17.81	1,700

Cash op. costs	Mining costs	400,385	4.02	384
	Processing costs	357,220	3.59	343
	G&A costs	57,480	0.58	55
	Cash operating costs	815,085	8.19	782
	Selling expenses incl. royalties	63,323	0.64	61
	NV net proceeds of minerals tax	41,150	0.41	39
	Total cash costs	919,558	9.24	882

Net cash operating margin (EBITDA)		852,945	8.57	818

Capital expenditure	Wildcat	178,518	1.79	171
	Mountain View	81,124	0.82	78
	Closure provision	21,748	0.22	21
	Sustaining capital	36,000	0.36	35
	Residual value	(12,063)	(0.12)	(12)
Net cash flow before tax		547,619	5.50	525
Income tax payable		62,504	0.63	60
Net cash flow after tax		485,114	4.87	465

All-in Sustaining Cost per ounce AuEq (AISC)				973
All-in Cost per ounce AuEq (AIC)				1,175

The base case LOM cash flow evaluates to an after-tax net NPV of US$309.6 million at an annual discount rate of 5% and yields an IRR of 36.9%. Over the LOM period, the operating margin averages 48.1%.

At the time of announcement (June 27, 2023) spot prices of US$1,920/oz gold and US$22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5 of US$442.1 million at an annual discount rate of 5% and yields an internal rate of return (IRR).

On a co-product basis, the Projects are expected to have direct cash costs of U$882/oz gold equivalent (AuEq) an All-in-Sustaining Cost (AISC) of US$973/oz AuEq, and All-in-Costs (AIC) of US$1,175/oz AuEq.

Annual cash flows are shown graphically in Figure 25.1.

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Figure 25.1
LOM Cash Flow Chart

25.5 Conclusions

25.5.1 Mineral Resource Estimate Conclusions

Micon's QP believes that the mineral resource estimate is robust enough that it can be used as the basis of further economic studies while Integra continues to further define the full nature and extent of the mineralization at the Wildcat and Mountain View Projects through its future exploration programs.

25.5.2 Risks and Opportunities

Table 25.8 identifies significant risks, potential impacts and possible risk mitigation measures that could affect the economic outcome of the Wildcat and Mountain View Projects. This excludes the external risks that apply to all mining projects such as changes in metal prices, exchange rates, availability of investment capital and change in government regulations. Significant opportunities that could improve the economics, timing and permitting of the project are also identified in this table. Further information and evaluation are required before these opportunities can be included in the Project economics.

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Table 25.8
Risks and Opportunities at the Wildcat and Mountain View Projects

Risk	Potential Impact	Possible Risk Mitigation
Mineral resource continuity	Widely spaced drilling in some areas	Continue infill drilling to upgrade a larger proportion of the mineral inventory to indicated and measured resources.
Proximity to the local communities	Possibility that the population does not accept the mining project	Maintain a pro-active and transparent strategy to identify all stakeholders and maintain a communication plan. The main stakeholders have been identified, and their needs/concerns understood. Continue to organize information sessions, publish information on the mining project, and meet with host communities.
Difficulty in attracting experienced professionals	The ability to attract and retain competent, experienced professionals is a key success factor.	The early search for professionals will help identify and attract critical people. It may be necessary to provide accommodation for key people (not included in project costs).
Metallurgical recovery	Lower recovery than estimated will negatively impact on the project economics	Additional testwork required to improve understanding of the recovery in the different lithologies.
Permitting challenges	Delays the permitting timeframe, and increase pre-production costs	Additional biological, geochemical, hydrogeological and archaeological baseline studies and follow-up are required.
Infrastructure construction and equipment	Delays, availability, and costs increase	Pro-actively contact main local suppliers and start negotiating costs and scheduling
Low permeability soil (LPS) source for heap leach facilities has not been identified	Increase of capital costs associated with the heap leach facility construction	Perform LPS borrow source investigations and testing programs; Minimize the use of LPS by using geosynthetic clay liner (GCL) and/or import low permeability material.
Overliner source for heap leach facilities has not been explicitly identified	Poor selection/inadequate testing of overliner material may inhibit effective solution collection or may cause daylighting of solution to heap leach pad(s) side slopes	Identify and test overliner sources for permeability and potential for mechanical/chemical degradation across a range of samples fully representative of each source; if it is determined that native borrow material sources are inadequate to be used as overliner as-is, identify (through additional testing) extent of processing required to achieve nominal overliner characteristics.

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Risk	Potential Impact	Possible Risk Mitigation
Poor foundation (geotechnical) conditions below proposed heap leach facilities and related infrastructure locations	May need to adjust location of heap leach facilities or perform additional work to increase the suitability of the foundation below the facilities; overall stacking height may need to be reduced resulting in an expansion of footprint of facilities for similar capacity	Complete geotechnical and hydrogeological investigations and material testing programs for the heap leach facilities and related infrastructure to define foundation conditions and/or shallow ground water.
Potential for proposed heap leach facilities to be located above extractable resource	May need to adjust location of heap leach facilities	Perform condemnation drilling in proposed footprints of heap leach facilities.
Poor permeability of mineralized material placed on heap leach pad(s)	Potential to cause channeling of solution through, or blind off entire sections of the heap leach pad, thereby preventing nominal/expected precious metal recovery; may affect heap leach stability in extreme cases	Generally, perform additional permeability testing over a broader range of samples to increase overall confidence; perform additional permeability testing to verify feasibility of blending less permeable mineralized material types with more permeable mineralized material types (Wildcat); if poor permeability results persist, reduce heap leach pad height, or agglomerate as required to achieve sufficient permeability
Opportunities	Explanation	Potential Benefit
Surface definition diamond drilling	Potential to upgrade inferred resources to the indicated category	Adding indicated resources increases the economic value of the Project.
Surface exploration drilling	Potential to identify additional inferred resources or additional mineralized zones	Adding inferred resources or additional mineralized zones increases the economic value of the mining project.
Metallurgical recovery	Additional testwork may improve recoveries, mineralization permeability and reduce crushing requirements	Improve recoveries, increase revenue, reduce costs
Geotechnical	Increase pit design slope used	Will reduce the strip-ratio improving the project economic
Partial contract mining	Using contractor to perform pre-stripping early in the Project life	Could improve Project economic by delaying capital costs and reducing maintenance fees.

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Risk	Potential Impact	Possible Risk Mitigation
Permit Wildcat under EA	Wildcat's Mine Plan of Operation might be granted under an EA process (rather than EIS)	Faster permitting process, less cost (pre-production).
Inpit dumping	Optimize inpit dumping sequence	Reduce haulage distance/time, improve productivity, decrease mining unit costs
Power generation conveyor	Down hill conveyor can generate electricity	Produce 'free electricity', reduce power consumption and operating costs

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26.0 RECOMMENDATIONS

26.1 Planned Expenditures and Budget Preparation

A summary of the proposed budget is presented in Table 26.1.

Integra's primary objective is to continue advancing the Wildcat Project towards completion of a pre-feasibility study. Integra plans to continue to conduct additional metallurgical testwork, and to continue to work on designing the heap leach facilities and infrastructure for the Project. Further drilling programs comprised of greenfield, definition, condemnation and metallurgical drill holes will be conducted as needed. In addition, further work towards permitting the Project will be conducted.

Integra also plans to continue engaging with all stakeholders in the areas around the Projects to ensure all stakeholders are informed regarding the development of the Projects.

Table 26.1
Wildcat and Mountain View Projects, Recommended Budget for Further Work

Project	Type	Cost (USD/m)	Drilling Quantity (m)	Total (USD)
Wildcat	Greenfield exploration	650	10,000	6,500,000
	Definition drilling	600	4,600	2,760,000
	Condemnation drilling	650	2,000	1,300,000
	Metallurgical testwork		960	1,800,000
	Geotechnical testwork		720	656,000
	Heap Leach designs			1,400,000
	Infrastructures designs			3,200,000
	Pre-feasibility study			1,000,000
	Permitting MPO			1,700,000
	TOTAL			20,316,000

Mountain View	Geophysics			250,000
	Greenfield exploration	650	5,000	3,250,000
	Infill Drilling	600	2,000	1,200,000
	Metallurgical testwork			150,000
	Resource update			100,000
	Permitting			800,000
	TOTAL			5,750,000

Micon's QP believes that given the known extent of mineralization on the properties, both the Wildcat and Mountain View Projects have the potential to host further deposits or lenses of gold, similar to those identified so far at both properties.

Micon's QPs have reviewed the budgets for the Wildcat and Mountain View properties and, in light of the observations made in this report, together with the prospective nature of the properties, believe that Integra should continue to conduct work programs on both properties to advance the Projects towards a production decision at a future date.

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Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies advance, and that the final expenditures and results may not be the same as originally proposed.

26.2 Further Recommendations

26.2.1 Geological and Resource Recommendations

The following recommendations are suggested by Micon's QPs regarding the geology and mineral resources:

1. Further infill and exploration drilling should be conducted on the main deposits at the Wildcat and Mountain View Projects to increase the confidence of the mineral resource classifications to measured and indicated within the areas of the pits and to extend the known mineralization beyond the current pit limits.

2. Further surface exploration and drilling programs should be conducted on other portions of both the Wildcat and Mountain View properties, with the goal of finding new areas of potentially economic mineralization.

3. Continue to monitor and revise, as needed, the QA/QC programs at both Projects such that these QA/QC programs continue to meet and potentially exceed best practices standards in the industry.

26.2.2 Metallurgical Recommendations

It is recommended that the following program of metallurgical testing be undertaken during the next stage of Project development:

1. Additional column leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs. The effect of coarser crush sizes should be investigated.

2. Samples for the additional column tests should be selected to ensure that all lithologies within the mineral resources are fully represented. The resources should also be fully represented spatially.

3. Geochemical characterization testwork on representative feed and residue samples is recommended.

4. Appropriate additional comminution and hardness testing needs to be considered.

5. Additional variability bottle roll testwork should be undertaken to ensure all types of mineralization within the mineral resources have been evaluated.

26.2.3 Geotechnical Recommendations

For future studies it is recommended that:

1. Geotechnical and laboratory investigation programs be performed for both the Wildcat and Mountain View Projects to establish baseline foundation conditions and minimum depth to groundwater below the proposed facilities to satisfy permitting requirements.

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2. Geotechnical programs should also serve to identify appropriate LPS borrow and overliner sources for each site.

3. As the Projects are advanced, more detailed design studies should be completed.

26.2.4 Mining Recommendations

The following recommendations are suggested by the QPs regarding mine engineering:

1. Engineering and baseline studies are ongoing which include facility layout, open-pit design, and infrastructure evaluations. Additional studies may improve value and optimizations including additional geotechnical studies to potentially steepen pit slopes.

a. A study of geotechnical requirements for final pit slope angles to ensure optimal pit slopes are utilized.

b. A study of geotechnical requirements for final waste pad slope angles.

c. Additional trade-off studies for the pit designs and haul road access.

2. Waste Rock Characterization studies to investigate the potential for the development of Acid Rock Drainage and Metal Leaching (ARDML) due to the oxidation of sulphide minerals that are unstable under atmospheric conditions. Upon exposure to oxygen and water, sulphide minerals will oxidize, releasing metals, acidity, and sulphate.

3. Evaluation of the pumping requirements to keep pit dry at all time (surface and underground water management).

4. Drill and blast optimisation including powder factor optimization and drilling rate productivity.

5. Optimization of sequencing and fleet size to maximize productivity and decrease unit costs.

26.2.5 Infrastructure Recommendations

The following recommendations are suggested by the QPs regarding the infrastructures:

1. Optimization of the heap-leach sequencing and designs, taking into consideration the leaching rate and metallurgical kinetics.

2. Geotechnical investigations below the infrastructure (including the Heap Leach pads).

3. Optimization of the crushing facility and ADR plant designs.

4. Surface hydrogeological study covering all the infrastructure areas.

26.2.6 Permitting Recommendations

The following recommendations are suggested by the QPs regarding permitting:

1. Initiate a hydrologic baseline characterization program and prepare a numerical groundwater model.

2. Continue the geochemical baseline characterization program and commence humidity cell testing of pit wall rocks and waste rocks.

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27.0 DATE AND SIGNATURE PAGES

MICON INTERNATIONAL LIMITED

"William J. Lewis" {signed and sealed as of the report date}

William J. Lewis, P.Geo.	Report Date: July 30, 2023.
Senior Geologist	Effective Date: June 28, 2023.

"Richard Gowans" {signed and sealed as of the report date}

Richard M. Gowans, P.Eng.	Report Date: July 30, 2023.
Principal Metallurgist	Effective Date: June 28, 2023.

"Christopher Jacobs" {signed and sealed as of the report date}

Christopher Jacobs, CEng, MIMMM	Report Date: July 30, 2023.
President and Mining Economist	Effective Date: June 28, 2023.

NEWFIELDS MINING DESIGN AND TECHNICAL SERVICES

"Andrew Hanson" {signed and sealed as of the report date}

Andrew Hanson, P.E.	Report Date: July 30, 2023.
Senior Engineer	Effective Date: June 28, 2023.

CONVERGENT MINING, LLC

"Ralston Pedersen" {signed and sealed as of the report date}

Ralston Pedersen, P.E.	Report Date: July 30, 2023.
President and Mining Engineer	Effective Date: June 28, 2023.

FORTE DYNAMICS, INC

"Deepak Malhotra, PhD" {signed and sealed as of the report date}

Deepak Malhotra, PhD	Report Date: July 30, 2023.
Director of Metallurgy r	Effective Date: June 28, 2023.

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28.0 REFERENCES

28.1 General References

28.1.1 Technical Reports, Papers and Other Sources

Banks, Paul, (2015), An Update on harmonization of 2014 CIM Definition Standards, CIM Magazine, Vol. 10, No. 3, May,2015, pp 44 to 46. 41p.

Banks, Paul, (2015), Implementation of 2014 CIM Definition Standards, CIM Magazine, Vol. 10, No. 5, August,2015, pp 32 to 34.

Bates, Robert L. and Jackson, Julia A. (Editors), (Third Edition, 1987), Glossary of Geology, American Geological Institute.

Brobst, D.A., and Pratt, W.P., (1973), United States Mineral Resources, U.S. Geological Survey Professional Paper 820, 722 p.

CIM Council, (2019), CIM Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines, 74 p.

CIM Council, (2018), CIM Mineral Exploration Best Practices Guidelines, 16 p.

CIM Council, (2014), CIM Definition Standards for Mineral Resources and Mineral Reserves, 9 p.

CIM Council, (2010), CIM Definition Standards for Mineral Resources and Mineral Reserves, 10 p.

CIM Council, (2005), CIM Definition Standards for Mineral Resources and Mineral Reserves, 10 p.

Fay, Albert H., (1947), A Glossary of the Mining and Mineral Industry, Bureau of Mines Bulletin 95, 754 p.

Forrester, James Donald, (1946) Principles of Field and Mining Geology, John Wiley & Sons, Inc. New York, 647 pp.

Hoover, Herbert C., (1909), Principles of Mining.

McKinstry, Hugh Exton, (1948) Mining Geology, Prentice-Hall Inc. New York, 680 p.

Nelson, A., (1965), A Dictionary of Mining, Philosophical Library Inc., New York, 523 p.

Pryor, Edmund J., (1963), Dictionary of Mineral Technology, Mining Publications Ltd., London, 437 p.

Sillitoe, Richard H., (2022), Comments on Geology and Exploration of the Wildcat and Mountain View Epithermal Gold Projects, Nevada, Report Prepared for Millennial Precious Metals, 11 p.

Thrush, Paul W. and Staff of Bureau of Mines, (1968), a dictionary of mining, mineral, and related terms.

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Truscott, S. J. (1962), Mine Economics, Mining Publications , Ltd., London, 3rd Edition, 471 p.

28.1.2 Web Based Sources of Information

https://integraresources.com/

https://www.vistagold.com/investors/news/archive

28.2 Wildcat Project Specific References

28.2.1 Technical Reports, Papers and Other Sources

Advantage Geoservices, (2017), Wildcat Resource Estimate Review, Elko Mining Group Internal Document, 2 p.

Bruce, W.R., (1980), Geology and Mineral Deposits of the Seven Troughs Mining District, Pershing County, Nevada, Unpublished SEG field trip guide

Couch, Bertrand F. and Carpenter, Jay A. (1943), Nevada's Metal and Mineral Production (1859-1940, Inclusive), Geology and Mining Series No.38, University of Nevada Bulletin Vol. XXXVII, No. 4, November 1, 1943.

Johnson, M.G., (1977), Geology and Mineral Deposits of Pershing County, Nevada Bureau of Mines Bulletin 89, Nevada Bureau of Mines.

Lewis, William J., Calles-Montijo, Rodrigo, and de Souza, Leonardo, (2020), NI 43-101 Technical Report for the Wildcat Project, Pershing County, Nevada, USA, for Millennial Silver Corp., 150 p.

Lincoln, Francis Church, ((1923), reprint 1982), Mining Districts and Mineral Resources of Nevada, Nevada.

Litchfield, D.W., (1973), The Wildhorse Gold and Silver Property, Unpublished Report

McClelland Laboratories, Inc., (1993), Report on direct Agitated Cyanidation Testwork-Wildcat Cuttings Composites, McClelland Laboratories, Inc.

MDA, (1994), Wildcat Evaluation, Report to Lac Minerals.

MDA, (1998), Wildcat Data Review, Report to Sagebrush Exploration.

MDA, (1998), Letter Report of the Wildcat Updated Resource Estimate to Sagebrush Exploration.

MDA, (2006), Updated Technical Review, Wildcat Project, Pershing County, Nevada, prepared for Vista Gold Corp. and Allied Nevada Gold Corp. by Neil Prenn.

Prenn, Neil, (2003), Updated Technical Review, Wildcat Project, Esmeralda County, Nevada, 43-101 Technical Report by Mine Development Associates, 60 p.

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Integra Resources Corp.

Richings, M.B. Wildcat Project Evaluation, Lac Minerals Internal Document

Ransom, F.L., (1909), Notes on Some Mining Districts in Humboldt County, Nevada, USGS Bulletin 414, United States Geologic Survey

Shamberger, H.A., (1972), The Story of Seven Troughs, Pershing County Nevada, Nevada Historical Press

Stuart, E.E, (1909), Nevada's Mineral Resources, State Printing Office, Carson City, Nevada, p. 123.

Tullar, K.N., (1993), Wildcat Post-1993 Drilling Resource Calculation, Internal Lac Minerals Document.

USGS, (2005) Nevada geological Map data, Sta series: 249, USGS Open-File Report 2005-1305,

Wallin, Kassidy J., (2020), Title Report, Wildcat Property, Pershing County, Nevada, by Parr Brown Gee & Loveless, Attorneys at Law for Clover Nevada LLC, 28 p.

Young, John, (2020), Wildcat Project - Environmental Review, Internal Document for Tigren Inc.by Great Basin Environmental Services, LLC., 7 p.

28.2.2 Web Based Sources of Information

https://ca.reuters.com/article/idUSL1N0WC1IW20150310

https://mrdata.usgs.gov/geology/state/state.php?state=NV

28.3 Mountain View Project Specific References

28.3.1 Technical Reports, Papers and Other Sources

Adams, H.J. et. al., 1994. Mountain View Joint Venture, Washoe County, Nevada, Summary Report of 1994 - Phase I Drilling. Internal report for the Mountain View Joint Venture, pages 12-15.

Advantage Geoservices, (2017), Elko Mining Group, Mountain View Project Mineral Resource Estimate, Internal Document, 12 p.

Casteel, M. 2001. Mountain View Project, 2000 and 2001 Drilling Programs, Franco Nevada Mining Co. Inc., Washoe County, Nevada. Internal report for Franco-Nevada 30 October, 2001.

Doe, Thomas C, 2003. 2003 Drilling Program Summary Report on the Mountain View Project, Washoe County, Nevada. Consultant's report prepared for Vista Gold. Thomas C. Doe & Associates Inc.

Doe, Thomas C, 2004. 2004 Drilling Program Summary Report on the Mountain View Project, Washoe County, Nevada. Consultant's report prepared for Vista Gold. Thomas C. Doe & Associates Inc.

Faulds, J.E., and Ramelli, A.R., (2005), Reconnaissance map of the Granite Range fault zone and adjacent areas. Washoe County, Nevada: Nevada Bureau of Mines and Geology Open File Report 05-11, scale 1:50,000, 6 p. text.

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Homestake (1996), Mountain View Project 94827, 1995 Exploration Program, prepared by Morgolis J, Marlowe K, Jones D, LaBerge R.., Homestake Mining Company.

Horwitz, M. H., (1993), Mountain View Project, MV92-6 Discovery Area Progress Summary Report. Internal report for Canyon Resources Corporation Inc.

Lewis, William J., Calles-Montijo, Rodrigo, and de Souza, Leonardo, (2020), NI 43-101 Technical Report for the Mountain View Project, Washoe County, Nevada, USA, for Millennial Silver Corp., 125 p.

Panteleyev, A. (1996), Epithermal Au-Ag: Low Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hoy, T., Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Snowden, (2002), Resource Estimate Report for the Mountain View Project, Nevada, USA. NI 43-101 Technical Report prepared for Vista Gold Corp. Prepared by B. Van Brunt, Snowden Mining Industry Consultants Inc. Effective date 4 November 2002.

Snowden, (2006), Vista Gold Corp., Allied Nevada Gold Corp., Mountain View, Nevada, USA, Technical Report, 49 p.

WGM, (1997), Preliminary Review of Data on Mountain View Gold Property, Washoe County, Nevada. Watts, Griffis, and McOuat Limited report for Mountain View Gold Inc., 15 April 1997.

Vista, 2006. Form 10-K. Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended 31 December, 2005. Submitted to the Securities and Exchange Commission.

Young, John, (2020), Mountain View Project - Environmental Review, Internal Document for Tigren Inc.by Great Basin Environmental Services, LLC., 7 p.

28.3.2 Web Based Sources of Information

https://www.mindat.org/loc-43209.html

https://westernmininghistory.com/mine_detail/10310432/

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29.0 CERTIFICATES OF QUALIFIED PERSONS

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CERTIFICATE OF QUALIFIED PERSON

William J. Lewis

As the co-author of this report for Integra Resources Corp. entitled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023, I, William J. Lewis do hereby certify that:

1. I am employed by, and carried out this assignment for, Micon International Limited, Suite 601, 90 Eglinton Ave. East, Toronto, Ontario M4P 2Y3, tel. (416) 362-5135, e-mail wlewis@micon-international.com;

2. This certificate applies to the Technical Report titled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023;

3. I hold the following academic qualifications:

 B.Sc. (Geology) University of British Columbia 1985

4. I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

  Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
  Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
  Professional Association of Geoscientists of Ontario (Membership # 1522)

5. I have worked as a geologist in the minerals industry for over 35 years;

6. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines estimating mineral resources and reserves and over 20 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

7. I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

8. I visited the Wildcat and Mountain View Projects between August 23 and August 26, 2022 to review the drilling programs on the property, discuss the ongoing QA/QC program and emerging geological model for the Project as well as discuss various other aspects of the Projects. Specifically the Wildcat Project was visited on August 24, 2022, for one day and the Mountain View Project was visited on August 25, 2022, for one day.

9. I have written or co-authored previous Technical Reports for the mineral property that is the subject of this Technical Report;

10. I am independent of Integra Resources Corp. and its subsidiaries according to the definition described in NI 43-101 and the Companion Policy 43-101 CP;

11. I am responsible for Sections 1.1 to 1.6, 1.8, 1.11 to 1.11.4.1, 1.11.4.6, 2 through 12, 14, 19, 20, 23, 24, 25.1, 25.2, 25.5, 26.1, 26.2.1, 26.2.6 and 28 of this Technical Report.

12. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

Report Dated this 30th day of July, 2023 with an effective date of June 28, 2023.

"William J. Lewis" {signed and sealed as of the report date}

William J. Lewis, B.Sc., P.Geo.

Senior Geologist, Micon International Limited

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CERTIFICATE OF QUALIFIED PERSON

Richard M. Gowans

As the co-author of this report for Integra Resources Corp. entitled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023, I, Richard Gowans do hereby certify that:

1. I am employed as a Principal Metallurgist by, and carried out this assignment for, Micon International Limited, Suite 601, 90 Eglinton Ave. East, Toronto, Ontario M4P 2Y3, tel. (416) 362-5135, e-mail rgowans@micon-international.com.

2. I hold the following academic qualifications:

 B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980.

3. I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 30 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

5. I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6. I have not visited the Wildcat or Mountain View Projects which are the subject of this Technical Report.

7. I am independent of Integra Resources Corp. and its related entities, as defined in Section 1.5 of NI 43-101.

8. I am responsible for Sections 1.7, 1.11.4.2, 13 and 26.2.2 of this Technical Report.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 30th day of July, 2023 with an effective date of June 28, 2023.

"Richard Gowans" {signed and sealed as of the report date}

Richard Gowans P.Eng.

Principal Metallurgist

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Integra Resources Corp.

CERTIFICATE OF QUALIFIED PERSON

Christopher Jacobs, CEng, MIMMM

As the co-author of this report for Integra Resources Corp. entitled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023, I, Christopher Jacobs, do hereby certify that:

1. I am employed as the President and Mining Economist by, and carried out this assignment for, Micon International Limited, Suite 601, 90 Eglinton Ave. East, Toronto, Ontario M4P 2Y3, tel. (416) 362-5135, email: cjacobs@micon-international.com.

2. I hold the following academic qualifications:

B.Sc. (Hons) Geochemistry, University of Reading, 1980;

M.B.A., Gordon Institute of Business Science, University of Pretoria, 2004.

3. I am a Chartered Engineer registered with the Engineering Council of the U.K.

(registration number 369178).

4. Also, I am a professional member in good standing of: The Institute of Materials, Minerals and Mining; and The Canadian Institute of Mining, Metallurgy and Petroleum (Member).

5. I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. I have worked in the minerals industry for more than 35 years; my work experience includes 10 years as an exploration and mining geologist on gold, platinum, copper/nickel and chromite deposits; 10 years as a technical/operations manager in both open-pit and underground mines; 3 years as strategic (mine) planning manager and the remainder as an independent consultant, in which capacity I have worked on a variety of deposits including gold and base metals.

6. I have not visited the either the Wildcat or Mountain View Projects that are the subject of this report.

7. I am responsible for Sections 1.10, 22 and 25.5 of this Technical Report.

8. I am independent of Integra Resources Corp. and its related entities, as defined in Section 1.5 of NI 43-101.

9. I have read NI 43-101 and the Sections of this report for which I am responsible have been prepared in compliance with the instrument.

10. As of the date of this certificate to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Report Dated this 30th day of July, 2023 with an effective date of June 28, 2023.

"Christopher Jacobs" {signed and sealed}

Christopher Jacobs, CEng, MIMMM

President

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Integra Resources Corp.

CERTIFICATE OF QUALIFIED PERSON

Dr. Deepak Malhotra, PhD

As the co-author of this report for Integra Resources Corp. entitled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023, I, Dr. Deepak Malhotra, PhD, do hereby certify that:

1. I am the Director of Metallurgy for Forte Dynamics, Inc. located at 120 Commerce Drive, Unit 3, Fort Collins, CO 80524, USA.

2. This certificate applies to the technical report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, United States of America," dated July 30, 2023, with an effective date of June 28, 2023 (the "Technical Report").

3. I graduated with a Master of Science in Metallurgical Engineering from Colorado School of Mines in 1973. In addition, I have obtained a PhD in Mineral Economics in 1977 from Colorado School of Mines. I am a Registered Member in good standing of the Society of Mining, Metallurgy and Exploration Inc. (SME) (License # 2006420) and a member of Canadian Institute of Mining, Metallurgy and Petroleum (CIM). I have worked as a Metallurgist/Mineral Economist for over 50 years since my graduation from university. My relevant experience includes metallurgical testwork, plant design, and troubleshooting of several dozen operations worldwide.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.I am responsible for the preparation of Sections 1.9.2 to 1.9.4, 1.11.4.5, 17, 18 (except 18.3), 21 (except 21.2, 21.3 and 21.5), 25.3.2 to 25.3.4 and 26.2.5 of the Technical Report. I have not visited the properties.

5. I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

6. I have had no previous involvement with the project.

7. I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

8. As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Report Dated this 30th day of July, 2023 with an effective date of June 28, 2023.

"Deepak Malhotra, PhD" {signed}

Deepak Malhotra, PhD

Director of Metallurgy, Forte Dynamics Inc.

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Integra Resources Corp.

CERTIFICATE OF QUALIFIED PERSON

Andrew Hanson, P.E.

As the co-author of this report for Integra Resources Corp. entitled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023, I, Andrew Hanson do hereby certify that:

1. I am employed by, and carried out this assignment for, NewFields Mining Design and Technical Services, 1301 N. McCarran Boulevard, Suite 101, Sparks, Nevada, 89431, U.S.A, tel. (775) 525-2575, e-mail ahanson@newfields.com.

2. I hold the following academic qualifications:

 B.S. (Civil Engineering) University of Nevada Reno 2006

3. I am a registered Professional Engineer in good standing in the following states in the USA: Nevada (020961), Arizona (75751); and I am a member in good standing of several other technical associations and societies, including:

  American Society of Civil Engineers (Membership # 000009977661)
  Society for Mining, Metallurgy, and Exploration (Membership # 04201967)

4. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I have worked as a Civil Engineer for more than 16 years since my graduation. My experience as an engineer includes designing and managing mine development and expansion projects including tailings storage, heap leach facilities, mine waste storage, surface and process water management and other civil engineering related infrastructure.

5. I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6. I have not visited either the Wildcat or Mountain View Projects that are the subject of this report.

7. I am independent of Integra Resources Corp. and its related entities, as defined in Section 1.5 of NI 43-101.

8. I am responsible for Parts of Sections 1.11.4.3, 18.3, 21.2 and 26.2.3 of this Technical Report.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 30th day of July, 2023 with an effective date of June 28, 2023.

"Andrew Hanson" {signed and sealed as of the report date}

Andrew Hanson, P.E.

Senior Engineer, NewFields

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Integra Resources Corp.

CERTIFICATE OF QUALIFIED PERSON

Ralston Pedersen, PE

As the co-author of this report for Integra Resources Corp. entitled "NI 43-101 F1 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, Untied States of America" dated July 30, 2023, with an effective date of June 28, 2023, I, Ralston Pedersen, do hereby certify that:

1. I am a mining engineer and president of Convergent Mining, LLC a consulting firm, a corporation registered in Nevada, and located in Yerington, Nevada 89447.

2. I hold the following academic qualifications:

B.Sc., Mining Engineering, University of Nevada, Reno 2017;

M.Sc. and M.B.A., University of Nevada, Reno, 2019.

3. I am a Registered Professional Mining Engineer in the state of Nevada.

(Registration number 28826).

4. I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. I have worked continuously in the minerals industry of the Western United States for more than 6 years; my experience includes both mine development, and mineral exploration.

5. I have not visited the either the Wildcat or Mountain View Projects that are the subject of this report.

6. I am responsible for Sections 1.9.1, 1.11.4.4, 15, 16, 21.3, 21.5, 25.3.1 and 26.2.4 of this Technical Report.

7. I am independent of Integra Resources Corp. and its related entities, as defined in Section 1.5 of NI 43-101.

8. I have read NI 43-101 and the Sections of this report for which I am responsible have been prepared in compliance with the instrument.

9. As of the date of this certificate to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Report Dated this 30th day of July, 2023 with an effective date of June 28, 2023.

"Ralston Pedersen" {signed and sealed}

Ralston Pedersen, PE

Mining Engineer

Wildcat and Mountain View Projects	308	July 30, 2023

Integra Resources Corp.

APPENDIX I

GLOSSARY OF MINING AND OTHER RELATED TERMS

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The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Ag	Symbol for the element silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Symbol for the element gold.

B

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample	A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.

Bullion	Precious metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of May 10, 2014.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

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Cross-cut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cut-off grade	The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.
D

Dacite	Extrusive (volcanic) equivalent of quartz diorite.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development/In-fill drilling	Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré	A semi refined alloy containing sufficient precious metal to make recovery profitable. Crude precious metal bars, ingots or comparable masses produced at a mine which are then sold or shipped to a refinery for further processing.

E

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth's surface, in the temperature range of 50 to 200°C.
Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

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Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized structure or deposit.

Fracture	A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Abbreviation for gram(s) per metric tonne.

g/t	Abbreviation for gram(s) per tonne.
Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	One gram is equal to 0.0321507 troy ounces.

H

Hanging wall	The rock on the upper side of a vein or mineral deposit.

Heap Leaching	A process used for the recovery of copper, uranium, and precious metals from weathered low-grade ore. The crushed material is laid on a slightly sloping, impervious pad and uniformly leached by the percolation of the leach liquor trickling through the beds by gravity to ponds. The metals are recovered by conventional methods from the solution.

High-grade	Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

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Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Integra	Integra Resources Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other
K

km	Abbreviation for kilometre(s). One kilometre is equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work underground mines from a shaft or decline, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m	Abbreviation for metre(s). One metre is equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource	A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth's crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.

Mineral Claim/Concession	That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.
Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource	A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines originally adopted by the CIM Council on December 11, 2005 and recently updated as of May 10, 2014 (the CIM Standards).

Mineral Reserve	A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

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N

Net Smelter Return	A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
NI 43-101	National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.
O

Open Pit/Cut	A form of mining operation designed to extract minerals that lie near the surface. Waste or overburden is first removed, and the mineral is broken and loaded for processing. The mining of metalliferous ores by surface-mining methods is commonly designated as open-pit mining as distinguished from strip mining of coal and the quarrying of other non-metallic materials, such as limestone and building stone.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Abbreviation for ounce.

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P

Plant	A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Probable Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Pyrite	A common, pale-bronze or brass-yellow, mineral composed of iron and sulphur. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulphide minerals and occurs in all kinds of rocks.
Q

Qualified Person	Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) to have experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and (ii) requires (A.) a favourable confidential peer evaluation of the individual's character, professional judgement, experience, and ethical fitness; or (B.) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

R

Reclamation	The restoration of a site after mining or exploration activity is completed.

S
Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

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Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulphur and other metallic elements such as copper and zinc. Gold and silver are usually associated with sulphide enrichment in mineral deposits.

T

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of a mineral deposit or orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.
Working(s)	May be a shaft, quarry, level, open-cut, open pit, or stope etc. Usually noted in the plural.

Z

Zone	An area of distinct mineralization.

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APPENDIX II

WILDCAT AND MOUNTAIN VIEW MINERAL CLAIM DETAILS

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Wildcat Unpatented Lode Claims

Claim Count	Claim Name	Serial No.	Lead File No.	Project
1	AX 1	NMC1008648	NMC1008648	Wildcat
2	AX 2	NMC1008649	NMC1008648	Wildcat
3	AX 3	NMC1008650	NMC1008648	Wildcat
4	AX 4	NMC1008651	NMC1008648	Wildcat
5	FC 1	NMC1027786	NMC1027786	Wildcat
6	FC 2	NMC1027787	NMC1027786	Wildcat
7	FC 3	NMC1027788	NMC1027786	Wildcat
8	FC 4	NMC1027789	NMC1027786	Wildcat
9	FC 5	NMC1027790	NMC1027786	Wildcat
10	FC 6	NMC1027791	NMC1027786	Wildcat
11	FC 7	NMC1027792	NMC1027786	Wildcat
12	FC 8	NMC1027793	NMC1027786	Wildcat
13	FC 9	NMC1027794	NMC1027786	Wildcat
14	FC 10	NMC1027795	NMC1027786	Wildcat
15	FC 11	NMC1027796	NMC1027786	Wildcat
16	FC 12	NMC1027797	NMC1027786	Wildcat
17	FC 13	NMC1027798	NMC1027786	Wildcat
18	FC 14	NMC1027799	NMC1027786	Wildcat
19	FC 15	NMC1027800	NMC1027786	Wildcat
20	FC 16	NMC1027801	NMC1027786	Wildcat
21	FC 17	NMC1027802	NMC1027786	Wildcat
22	FC 18	NMC1027803	NMC1027786	Wildcat
23	FC 19	NMC1027804	NMC1027786	Wildcat
24	FC 20	NMC1027805	NMC1027786	Wildcat
25	FC 21	NMC1027806	NMC1027786	Wildcat
26	FC 22	NMC1027807	NMC1027786	Wildcat
27	FC 23	NMC1027808	NMC1027786	Wildcat
28	FC 24	NMC1027809	NMC1027786	Wildcat
29	FC 25	NMC1027810	NMC1027786	Wildcat
30	FC 26	NMC1027811	NMC1027786	Wildcat
31	FC 27	NMC1027812	NMC1027786	Wildcat
32	FC 28	NMC1027813	NMC1027786	Wildcat
33	FC 29	NMC1027814	NMC1027786	Wildcat
34	FC 30	NMC1027815	NMC1027786	Wildcat
35	FC 31	NMC1027816	NMC1027786	Wildcat
36	FC 32	NMC1027817	NMC1027786	Wildcat
37	FC 33	NMC1027818	NMC1027786	Wildcat
38	FC 34	NMC1027819	NMC1027786	Wildcat
39	FC 35	NMC1027820	NMC1027786	Wildcat
40	FC 36	NMC1027821	NMC1027786	Wildcat
41	FC 37	NMC1027822	NMC1027786	Wildcat
42	FC 38	NMC1027823	NMC1027786	Wildcat
43	FC 39	NMC1027824	NMC1027786	Wildcat
44	FC 40	NMC1027825	NMC1027786	Wildcat
45	FC 41	NMC1027826	NMC1027786	Wildcat

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Claim Count	Claim Name	Serial No.	Lead File No.	Project
46	FC 42	NMC1027827	NMC1027786	Wildcat
47	FC 43	NMC1027828	NMC1027786	Wildcat
48	FC 44	NMC1027829	NMC1027786	Wildcat
49	PJK 1	NMC1076327	NMC1076327	Wildcat
50	PJK 2	NMC1076328	NMC1076327	Wildcat
51	PJK 3	NMC1076329	NMC1076327	Wildcat
52	PJK 4	NMC1076330	NMC1076327	Wildcat
53	PJK 5	NMC1076331	NMC1076327	Wildcat
54	PJK 6	NMC1076332	NMC1076327	Wildcat
55	PJK 7	NMC1076333	NMC1076327	Wildcat
56	PJK 8	NMC1076334	NMC1076327	Wildcat
57	PJK 9	NMC1076335	NMC1076327	Wildcat
58	PJK 10	NMC1076336	NMC1076327	Wildcat
59	PJK 11	NMC1076337	NMC1076327	Wildcat
60	PJK 12	NMC1076338	NMC1076327	Wildcat
61	PJK 13	NMC1076339	NMC1076327	Wildcat
62	PJK 14	NMC1076340	NMC1076327	Wildcat
63	PJK 15	NMC1076341	NMC1076327	Wildcat
64	PJK 16	NMC1076342	NMC1076327	Wildcat
65	PJK 17	NMC1076343	NMC1076327	Wildcat
66	PJK 18	NMC1076344	NMC1076327	Wildcat
67	PJK 19	NMC1076345	NMC1076327	Wildcat
68	PJK 20	NMC1076346	NMC1076327	Wildcat
69	PJK 21	NMC1076347	NMC1076327	Wildcat
70	PJK 22	NMC1076348	NMC1076327	Wildcat
71	PJK 23	NMC1076349	NMC1076327	Wildcat
72	PJK 24	NMC1076350	NMC1076327	Wildcat
73	PJK 25	NMC1076351	NMC1076327	Wildcat
74	PJK 26	NMC1076352	NMC1076327	Wildcat
75	PJK 27	NMC1076353	NMC1076327	Wildcat
76	PJK 28	NMC1076354	NMC1076327	Wildcat
77	PJK 29	NMC1076355	NMC1076327	Wildcat
78	PJK 30	NMC1076356	NMC1076327	Wildcat
79	PJK 31	NMC1076357	NMC1076327	Wildcat
80	PJK 32	NMC1076358	NMC1076327	Wildcat
81	PJK 33	NMC1076359	NMC1076327	Wildcat
82	PJK 34	NMC1076360	NMC1076327	Wildcat
83	PJK 35	NMC1076361	NMC1076327	Wildcat
84	PJK 36	NMC1076362	NMC1076327	Wildcat
85	PJK 37	NMC1076363	NMC1076327	Wildcat
86	PJK 38	NMC1076364	NMC1076327	Wildcat
87	PJK 39	NMC1076365	NMC1076327	Wildcat
88	PJK 40	NMC1076366	NMC1076327	Wildcat
89	PJK 41	NMC1076367	NMC1076327	Wildcat
90	PJK 42	NMC1076368	NMC1076327	Wildcat
91	PJK 43	NMC1076369	NMC1076327	Wildcat
92	PJK 44	NMC1076370	NMC1076327	Wildcat

Wildcat and Mountain View Projects	320	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
93	PJK 45	NMC1076371	NMC1076327	Wildcat
94	PJK 46	NMC1076372	NMC1076327	Wildcat
95	PJK 47	NMC1076373	NMC1076327	Wildcat
96	PJK 48	NMC1076374	NMC1076327	Wildcat
97	PJK 49	NMC1076375	NMC1076327	Wildcat
98	PJK 50	NMC1076376	NMC1076327	Wildcat
99	PJK 51	NMC1076377	NMC1076327	Wildcat
100	PJK 52	NMC1076378	NMC1076327	Wildcat
101	PJK 53	NMC1076379	NMC1076327	Wildcat
102	PJK 54	NMC1076380	NMC1076327	Wildcat
103	PJK 55	NMC1076380	NMC1076327	Wildcat
104	PJK 56	NMC1076382	NMC1076327	Wildcat
105	PJK 57	NMC1076383	NMC1076327	Wildcat
106	PJK 58	NMC1076384	NMC1076327	Wildcat
107	PJK 59	NMC1076385	NMC1076327	Wildcat
108	PJK 60	NMC1076386	NMC1076327	Wildcat
109	PJK 61	NMC1076387	NMC1076327	Wildcat
110	SS #18 Fraction	NMC1100165	NMC1100165	Wildcat
111	WLD 1	NMC1112414	NMC1112414	Wildcat
112	WLD 2	NMC1112415	NMC1112414	Wildcat
113	WLD 3	NMC1112416	NMC1112414	Wildcat
114	WLD 4	NMC1112417	NMC1112414	Wildcat
115	WLD 5	NMC1112418	NMC1112414	Wildcat
116	WLD 6	NMC1112419	NMC1112414	Wildcat
117	WLD 7	NMC1112420	NMC1112414	Wildcat
118	WLD 8	NMC1112421	NMC1112414	Wildcat
119	WLD 9	NMC1112422	NMC1112414	Wildcat
120	WLD 10	NMC1112423	NMC1112414	Wildcat
121	WLD 11	NMC1112424	NMC1112414	Wildcat
122	WLD 12	NMC1112425	NMC1112414	Wildcat
123	WLD 13	NMC1112426	NMC1112414	Wildcat
124	WLD 14	NMC1112427	NMC1112414	Wildcat
125	WLD 15	NMC1112428	NMC1112414	Wildcat
126	WLD 16	NMC1112429	NMC1112414	Wildcat
127	WLD 17	NMC1112430	NMC1112414	Wildcat
128	WLD 18	NMC1112431	NMC1112414	Wildcat
129	WLD 19	NMC1112432	NMC1112414	Wildcat
130	WLD 20	NMC1112433	NMC1112414	Wildcat
131	WLD 21	NMC1112434	NMC1112414	Wildcat
132	WLD 22	NMC1112435	NMC1112414	Wildcat
133	WLD 23	NMC1112436	NMC1112414	Wildcat
134	WLD 24	NMC1112437	NMC1112414	Wildcat
135	WLD 25	NMC1112438	NMC1112414	Wildcat
136	WLD 26	NMC1112439	NMC1112414	Wildcat
137	WLD 27	NMC1112440	NMC1112414	Wildcat
138	WLD 28	NMC1112441	NMC1112414	Wildcat
139	WLD 29	NMC1112442	NMC1112414	Wildcat

Wildcat and Mountain View Projects	321	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
140	WLD 30	NMC1112443	NMC1112414	Wildcat
141	WLD 31	NMC1112444	NMC1112414	Wildcat
142	WLD 32	NMC1112445	NMC1112414	Wildcat
143	WLD 33	NMC1112446	NMC1112414	Wildcat
144	WLD 34	NMC1112447	NMC1112414	Wildcat
145	WLD 35	NMC1112448	NMC1112414	Wildcat
146	WLD 36	NMC1112449	NMC1112414	Wildcat
147	WLD 37	NMC1112450	NMC1112414	Wildcat
148	WLD 38	NMC1112451	NMC1112414	Wildcat
149	WLD 39	NMC1112452	NMC1112414	Wildcat
150	WLD 40	NMC1112453	NMC1112414	Wildcat
151	WLD 41	NMC1112454	NMC1112414	Wildcat
152	WLD 42	NMC1112455	NMC1112414	Wildcat
153	WLD 43	NMC1112456	NMC1112414	Wildcat
154	WLD 44	NMC1112457	NMC1112414	Wildcat
155	WLD 45	NMC1112458	NMC1112414	Wildcat
156	WLD 46	NMC1112459	NMC1112414	Wildcat
157	WLD 47	NMC1112460	NMC1112414	Wildcat
158	WLD 48	NMC1112461	NMC1112414	Wildcat
159	WLD 49	NMC1112462	NMC1112414	Wildcat
160	WLD 50	NMC1112463	NMC1112414	Wildcat
161	WLD 51	NMC1112464	NMC1112414	Wildcat
162	WLD 52	NMC1112465	NMC1112414	Wildcat
163	WLD 53	NMC1112466	NMC1112414	Wildcat
164	WLD 54	NMC1112467	NMC1112414	Wildcat
165	WLD 55	NMC1112468	NMC1112414	Wildcat
166	WLD 56	NMC1112469	NMC1112414	Wildcat
167	WLD 57	NMC1112470	NMC1112414	Wildcat
168	WLD 58	NMC1112471	NMC1112414	Wildcat
169	WLD 59	NMC1112472	NMC1112414	Wildcat
170	WLD 60	NMC1112473	NMC1112414	Wildcat
171	WLD 61	NMC1112474	NMC1112414	Wildcat
172	WLD 62	NMC1112475	NMC1112414	Wildcat
173	WLD 63	NMC1112476	NMC1112414	Wildcat
174	WLD 64	NMC1112477	NMC1112414	Wildcat
175	WLD 65	NMC1112478	NMC1112414	Wildcat
176	WLD 66	NMC1112479	NMC1112414	Wildcat
177	WLD 67	NMC1112480	NMC1112414	Wildcat
178	WLD 68	NMC1112481	NMC1112414	Wildcat
179	WLD 69	NMC1112482	NMC1112414	Wildcat
180	WLD 70	NMC1112483	NMC1112414	Wildcat
181	WLD 71	NMC1112484	NMC1112414	Wildcat
182	WLD 72	NMC1112485	NMC1112414	Wildcat
183	WLD 73	NMC1112486	NMC1112414	Wildcat
184	WLD 74	NMC1112487	NMC1112414	Wildcat
185	WLD 75	NMC1112488	NMC1112414	Wildcat
186	WLD 76	NMC1112489	NMC1112414	Wildcat

Wildcat and Mountain View Projects	322	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
187	WLD 77	NMC1112490	NMC1112414	Wildcat
188	WLD 78	NMC1112491	NMC1112414	Wildcat
189	WLD 79	NMC1112492	NMC1112414	Wildcat
190	WLD 80	NMC1112493	NMC1112414	Wildcat
191	WLD 81	NMC1112494	NMC1112414	Wildcat
192	WLD 82	NMC1112495	NMC1112414	Wildcat
193	WLD 83	NMC1112496	NMC1112414	Wildcat
194	WLD 84	NMC1112497	NMC1112414	Wildcat
195	WLD 85	NMC1112498	NMC1112414	Wildcat
196	WLD 86	NMC1112499	NMC1112414	Wildcat
197	WLD 87	NMC1112500	NMC1112414	Wildcat
198	WLD 88	NMC1112501	NMC1112414	Wildcat
199	WLD 89	NMC1112502	NMC1112414	Wildcat
200	WLD 90	NMC1112503	NMC1112414	Wildcat
201	WLD 91	NMC1112504	NMC1112414	Wildcat
202	WLD 92	NMC1112505	NMC1112414	Wildcat
203	WLD 93	NMC1112506	NMC1112414	Wildcat
204	WLD 94	NMC1112507	NMC1112414	Wildcat
205	WLD 95	NMC1112508	NMC1112414	Wildcat
206	WLD 96	NMC1112509	NMC1112414	Wildcat
207	WLD 97	NMC1112510	NMC1112414	Wildcat
208	WLD 98	NMC1112511	NMC1112414	Wildcat
209	WLD 99	NMC1112512	NMC1112414	Wildcat
210	WLD 100	NMC1112513	NMC1112414	Wildcat
211	WLD 101	NMC1112514	NMC1112414	Wildcat
212	WLD 102	NMC1112515	NMC1112414	Wildcat
213	WLD 103	NMC1112516	NMC1112414	Wildcat
214	WLD 104	NMC1112517	NMC1112414	Wildcat
215	WLD 105	NMC1112518	NMC1112414	Wildcat
216	WLD 106	NMC1112519	NMC1112414	Wildcat
217	WLD 107	NMC1112520	NMC1112414	Wildcat
218	WLD 108	NMC1112521	NMC1112414	Wildcat
219	WLD 109	NMC1112522	NMC1112414	Wildcat
220	WLD 110	NMC1112523	NMC1112414	Wildcat
221	WLD 111	NMC1112524	NMC1112414	Wildcat
222	WLD 112	NMC1112525	NMC1112414	Wildcat
223	WLD 113	NMC1112526	NMC1112414	Wildcat
224	WLD 114	NMC1112527	NMC1112414	Wildcat
225	WLD 115	NMC1112528	NMC1112414	Wildcat
226	WLD 116	NMC1112529	NMC1112414	Wildcat
227	WLD 117	NMC1112530	NMC1112414	Wildcat
228	WLD 118	NMC1112531	NMC1112414	Wildcat
229	WLD 119	NMC1112532	NMC1112414	Wildcat
230	WLD 120	NMC1112533	NMC1112414	Wildcat
231	WLD 121	NMC1112534	NMC1112414	Wildcat
232	WLD 122	NMC1112535	NMC1112414	Wildcat
233	WLD 123	NMC1112536	NMC1112414	Wildcat

Wildcat and Mountain View Projects	323	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
234	WLD 124	NMC1112537	NMC1112414	Wildcat
235	WLD 125	NMC1112538	NMC1112414	Wildcat
236	WLD 126	NMC1112539	NMC1112414	Wildcat
237	WLD 127	NMC1112540	NMC1112414	Wildcat
238	WLD 128	NMC1112541	NMC1112414	Wildcat
239	WLD 129	NMC1112542	NMC1112414	Wildcat
240	WLD 130	NMC1112543	NMC1112414	Wildcat
241	WLD 131	NMC1112544	NMC1112414	Wildcat
242	WLD 132	NMC1112545	NMC1112414	Wildcat
243	WLD 133	NMC1112546	NMC1112414	Wildcat
244	WLD 134	NMC1112547	NMC1112414	Wildcat
245	WLD 135	NMC1112548	NMC1112414	Wildcat
246	SS #1	NMC243085	NMC243085	Wildcat
247	SS #2	NMC243086	NMC243085	Wildcat
248	SS #3	NMC243087	NMC243085	Wildcat
249	SS #4	NMC243088	NMC243085	Wildcat
250	SS #5	NMC243089	NMC243085	Wildcat
251	SS #6	NMC243090	NMC243085	Wildcat
252	SS #7	NMC243091	NMC243085	Wildcat
253	SS #8	NMC243092	NMC243085	Wildcat
254	SS #9	NMC243093	NMC243085	Wildcat
255	SS #10	NMC243094	NMC243085	Wildcat
256	SS #11	NMC243095	NMC243085	Wildcat
257	SS #12	NMC243096	NMC243085	Wildcat
258	SS #13	NMC243097	NMC243085	Wildcat
259	SS #14	NMC243098	NMC243085	Wildcat
260	SS #15	NMC243099	NMC243085	Wildcat
261	SS #16	NMC243100	NMC243085	Wildcat
262	SS #17	NMC243101	NMC243085	Wildcat
263	SS #18	NMC243102	NMC243085	Wildcat
264	SS #19	NMC243103	NMC243085	Wildcat
265	SS #20	NMC243104	NMC243085	Wildcat
266	SS #21	NMC243105	NMC243085	Wildcat
267	SS #22	NMC243106	NMC243085	Wildcat
268	SS #23	NMC243107	NMC243085	Wildcat
269	SS #24	NMC243108	NMC243085	Wildcat
270	SS #25	NMC243109	NMC243085	Wildcat
271	SS #26	NMC243110	NMC243085	Wildcat
272	SS #27	NMC243111	NMC243085	Wildcat
273	SS #28	NMC243112	NMC243085	Wildcat
274	SS #29	NMC243113	NMC243085	Wildcat
275	SS #30	NMC243114	NMC234085	Wildcat
276	SS #31	NMC243115	NMC243085	Wildcat
277	SS #32	NMC243116	NMC243085	Wildcat
278	SS #33	NMC243117	NMC243085	Wildcat
279	SS #34	NMC243118	NMC243085	Wildcat
280	SS #35	NMC243119	NMC243085	Wildcat

Wildcat and Mountain View Projects	324	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
281	SS #36	NMC243120	NMC243085	Wildcat
282	SS #37	NMC243121	NMC243085	Wildcat
283	SS #38	NMC243122	NMC243085	Wildcat
284	SS #39	NMC247344	NMC247296	Wildcat
285	SS #40	NMC247345	NMC247296	Wildcat
286	SS #41	NMC247346	NMC247296	Wildcat
287	SS #42	NMC247347	NMC247296	Wildcat
288	SS #43	NMC247348	NMC247296	Wildcat
289	SS #44	NMC247349	NMC247296	Wildcat
290	SS #45	NMC247350	NMC247296	Wildcat
291	SS #46	NMC247351	NMC247296	Wildcat
292	SS #47	NMC247352	NMC247296	Wildcat
293	SS #48	NMC247353	NMC247296	Wildcat
294	SS #49	NMC247354	NMC247296	Wildcat
295	SS #50	NMC247355	NMC247296	Wildcat
296	SS #51	NMC247356	NMC247296	Wildcat
297	SS #52	NMC247357	NMC247296	Wildcat
298	SS #53	NMC273999	NMC273999	Wildcat
299	SS #54	NMC274000	NMC273999	Wildcat
300	SS #55	NMC274001	NMC273999	Wildcat
301	SS #56	NMC274002	NMC273999	Wildcat
302	SS #57	NMC274003	NMC273999	Wildcat
303	SS #58	NMC274004	NMC273999	Wildcat
304	TAG 15	NMC308231	NMC308231	Wildcat
305	TAG 16	NMC308232	NMC308231	Wildcat
306	TAG 17	NMC308233	NMC308231	Wildcat
307	TAG 18	NMC308234	NMC308231	Wildcat
308	JAYTAG	NMC667930	NMC667930	Wildcat
309	WILDEASTER	NMC667931	NMC667930	Wildcat
310	TAGSS	NMC667932	NMC667930	Wildcat
311	SSTAG	NMC667933	NMC667930	Wildcat
312	EASTER NO 1	NMC714994	NMC714994	Wildcat
313	EASTER NO 2	NMC714995	NMC714994	Wildcat
314	TAG NO 1	NMC714996	NMC714994	Wildcat
315	TAG NO 2	NMC714997	NMC714994	Wildcat
316	TAG NO 3	NMC714998	NMC714994	Wildcat
317	VERNAL	NMC860856	NMC860856	Wildcat
318	WB 1	NMC863212	NMC863212	Wildcat
319	WB 2	NMC863213	NMC863212	Wildcat
320	WB 3	NMC863214	NMC863212	Wildcat
321	WB 4	NMC863215	NM863212	Wildcat
322	WB 5	NMC863216	NMC863212	Wildcat
323	WB 6	NMC863217	NMC863212	Wildcat
324	WB 7	NMC863218	NMC863212	Wildcat
325	WB 8	NMC863219	NMC863212	Wildcat
326	WB 9	NMC863220	NMC863212	Wildcat
327	WB 10	NMC863221	NMC863212	Wildcat

Wildcat and Mountain View Projects	325	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
328	WB 11	NMC863222	NMC863212	Wildcat
329	WB 12	NMC863223	NMC863212	Wildcat
330	WB 13	NMC863224	NMC863212	Wildcat
331	WB 14	NMC863225	NMC863212	Wildcat
332	WB 15	NMC863226	NMC863212	Wildcat
333	WB 16	NMC863227	NMC863212	Wildcat
334	WB 17	NMC863228	NMC863212	Wildcat
335	WB 18	NMC863229	NMC863212	Wildcat
336	WB 19	NMC863230	NMC863212	Wildcat
337	WB 20	NMC863231	NMC863212	Wildcat
338	WB 21	NMC863232	NMC863212	Wildcat
339	WB 22	NMC863233	NMC863212	Wildcat
340	WB 23	NMC863234	NMC863212	Wildcat
341	WB 25	NMC863235	NMC863212	Wildcat
342	WB 26	NMC863236	NMC863212	Wildcat
343	WB 27	NMC863237	NMC863212	Wildcat
344	WB 28	NMC863238	NMC863212	Wildcat
345	WB 29	NMC863239	NMC863212	Wildcat
346	WB 30	NMC863240	NMC863212	Wildcat
347	WB 31	NMC863241	NMC863212	Wildcat
348	WB 32	NMC863242	NMC863212	Wildcat
349	WB 33	NMC863243	NMC863212	Wildcat
350	WB 34	NMC863244	NMC863212	Wildcat
351	WB 35	NMC863245	NMC863212	Wildcat
352	WB 36	NMC863246	NMC863212	Wildcat
353	WB 37	NMC863247	NMC863212	Wildcat
354	WB 38	NMC863248	NMC863212	Wildcat
355	WB 39	NMC863249	NMC863212	Wildcat
356	WB 40	NMC863250	NMC863212	Wildcat
357	WB 41	NMC863251	NMC863212	Wildcat
358	WB 42	NMC863252	NMC863212	Wildcat
359	WB 43	NMC863253	NMC863212	Wildcat
360	WB 44	NMC863254	NMC863212	Wildcat
361	WB 45	NMC863255	NMC863212	Wildcat
362	WB 46	NMC863256	NMC863212	Wildcat
363	WB 47	NMC863257	NMC863212	Wildcat
364	WB 48	NMC863258	NMC863212	Wildcat
365	WB 49	NMC863259	NMC863212	Wildcat
366	WB 50	NMC863260	NMC863212	Wildcat
367	WB 51	NMC863261	NMC863212	Wildcat
368	WB 52	NMC863262	NMC863212	Wildcat
369	WB 53	NMC863263	NMC863212	Wildcat
370	WB 54	NMC863264	NMC863212	Wildcat
371	FA 1	NMC976166	NMC976166	Wildcat
372	FA 2	NMC976167	NMC976166	Wildcat
373	FA 3	NMC976168	NMC976166	Wildcat
374	FA 4	NMC976169	NMC976166	Wildcat

Wildcat and Mountain View Projects	326	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
375	FA 5	NMC976170	NMC976166	Wildcat
376	FA 6	NMC976171	NMC976166	Wildcat
377	FA 7	NMC976172	NMC976166	Wildcat
378	FA 8	NMC976173	NMC976166	Wildcat
379	FA 9	NMC976174	NMC976166	Wildcat
380	FA 10	NMC976175	NMC976166	Wildcat
381	FA 11	NMC976176	NMC976166	Wildcat
382	FA 12	NMC976177	NMC976166	Wildcat
383	FA 13	NMC976178	NMC976166	Wildcat
384	FA 15	NMC976180	NMC976166	Wildcat
385	FA 16	NMC976181	NMC976166	Wildcat
386	FA 17	NMC976182	NMC976166	Wildcat
387	FA 18	NMC976183	NMC976166	Wildcat
388	FA 19	NMC976184	NMC976166	Wildcat
389	FA 20	NMC976185	NMC976166	Wildcat
390	FA 21	NMC976186	NMC976166	Wildcat
391	FA 22	NMC976187	NMC976166	Wildcat
392	FA 23	NMC976188	NMC976166	Wildcat
393	FA 24	NMC976189	NMC976166	Wildcat
394	FA 25	NMC976190	NMC976166	Wildcat
395	FA 26	NMC976191	NMC976166	Wildcat
396	FA 27	NMC976192	NMC976166	Wildcat
397	FA 28	NMC976193	NMC976166	Wildcat
398	FA 29	NMC976194	NMC976166	Wildcat
399	FA 30	NMC976195	NMC976166	Wildcat
400	FA 31	NMC976196	NMC976166	Wildcat
401	FA 32	NMC976197	NMC976166	Wildcat
402	FA 33	NMC976198	NMC976166	Wildcat
403	FA 34	NMC976199	NMC976166	Wildcat
404	FA 35	NMC976200	NMC976166	Wildcat
405	FA 36	NMC976201	NMC976166	Wildcat
406	FA 37	NMC976202	NMC976166	Wildcat
407	FA 38	NMC976203	NMC976166	Wildcat
408	FA 43	NMC976204	NMC976166	Wildcat
409	FA 44	NMC976205	NMC976166	Wildcat
410	FA 45	NMC976206	NMC976166	Wildcat
411	FA 46	NMC976207	NMC976166	Wildcat
412	FA 47	NMC976208	NMC976166	Wildcat
413	FA 52	NMC976209	MNC976166	Wildcat
414	FA 53	NMC976210	NMC976166	Wildcat
415	FA 54	NMC976211	NMC976166	Wildcat
416	FA 55	NMC976212	NMC976166	Wildcat
417	FA 56	NMC976213	NMC976166	Wildcat
418	FA 61	NMC976214	NMC976166	Wildcat
419	FA 62	NMC976215	NMC976166	Wildcat
420	FA 63	NMC976216	NMC976166	Wildcat
421	FA 64	NMC976217	NMC976166	Wildcat

Wildcat and Mountain View Projects	327	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
422	FA 65	NMC976218	NMC976166	Wildcat
423	FA 70	NMC976219	NMC976166	Wildcat
424	FA 71	NMC976220	NMC976166	Wildcat
425	FA 72	NMC976221	NMC976166	Wildcat
426	FA 73	NMC976222	NMC976166	Wildcat
427	FA 74	NMC976223	NMC976166	Wildcat
428	FA 79	NMC976224	NMC976166	Wildcat
429	FA 80	NMC976225	NMC976166	Wildcat
430	FA 81	NMC976226	NMC976166	Wildcat
431	FA 82	NMC976227	NMC976166	Wildcat
432	FA 83	NMC976228	NMC976166	Wildcat
433	FA 85	NMC976230	NMC976166	Wildcat
434	FA 86	NMC976231	NMC976166	Wildcat
435	FA 87	NMC976232	NMC976166	Wildcat
436	FA 88	NMC976233	NMC976166	Wildcat
437	FA 89	NMC976234	NMC976166	Wildcat
438	FA 90	NMC976235	NMC976166	Wildcat
439	FA 91	NMC976236	NMC976166	Wildcat
440	FA 92	NMC976237	NMC976166	Wildcat
441	FA 93	NMC976238	NMC976166	Wildcat
442	FA 94	NMC976239	NMC976166	Wildcat
443	FA 95	NMC976240	NMC976166	Wildcat
444	FA 96	NMC976241	NMC976166	Wildcat
445	FA 97	NMC976242	NMC976166	Wildcat
446	FA 98	NMC976243	NMC976166	Wildcat
447	FA 99	NMC976244	NMC976166	Wildcat
448	FA 100	NMC976245	NMC976166	Wildcat
449	FA 101	NMC976246	NMC976166	Wildcat
450	FA 102	NMC976247	NMC976166	Wildcat
451	FA 103	NMC976248	NMC976166	Wildcat
452	FA 104	NMC976249	NMC976166	Wildcat
453	FA 105	NMC976250	NMC976166	Wildcat
454	FA 106	NMC976251	NMC976166	Wildcat
455	FA 107	NMC976252	NMC976166	Wildcat
456	FA 108	NMC976253	NMC976166	Wildcat
457	FA 109	NMC976254	NMC976166	Wildcat
458	FA 110	NMC976255	NMC976166	Wildcat
459	FA 111	NMC976256	NMC976166	Wildcat
460	FA 112	NMC976257	NMC976166	Wildcat
461	FA 113	NMC976258	NMC976166	Wildcat
462	FA 114	NMC976259	NMC976166	Wildcat
463	FA 115	NMC976260	NMC976166	Wildcat
464	FA 116	NMC976261	NMC976166	Wildcat
465	FA 117	NMC976262	NMC976166	Wildcat
466	FA 118	NMC976263	NMC976166	Wildcat
467	FA 119	NMC976264	NMC976166	Wildcat
468	FA 120	NMC976265	NMC976166	Wildcat

Wildcat and Mountain View Projects	328	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
469	FA 121	NMC976266	NMC976166	Wildcat
470	FA 122	NMC976267	NMC976166	Wildcat
471	FA 123	NMC976268	NMC976166	Wildcat
472	FA 124	NMC976269	NMC976166	Wildcat
473	FA 125	NMC976270	NMC976166	Wildcat
474	FA 126	NMC976271	NMC976166	Wildcat
475	FA 127	NMC976272	NMC976166	Wildcat
476	FA 128	NMC976273	NMC976166	Wildcat
477	FA 129	NMC976274	NMC976166	Wildcat
478	FA 130	NMC976275	NMC976166	Wildcat
479	FA 131	NMC976276	NMC976166	Wildcat
480	FA 14	NMC976179	NMC976166	Wildcat
481	FA 84	NMC976229	NMC976166	Wildcat
482	WCN 1	NV105297882	NV105297882	Wildcat
483	WCN 2	NV105297883	NV105297882	Wildcat
484	WCN 3	NV105297884	NV105297882	Wildcat
485	WCN 4	NV105297885	NV105297882	Wildcat
486	WCN 5	NV105297886	NV105297882	Wildcat
487	WCN 6	NV105297887	NV105297882	Wildcat
488	WCN 7	NV105297888	NV105297882	Wildcat
489	WCN 8	NV105297889	NV105297882	Wildcat
490	WCN 9	NV105297890	NV105297882	Wildcat
491	WCN 10	NV105297891	NV105297882	Wildcat
492	WCN 11	NV105297892	NV105297882	Wildcat
493	WCN 12	NV105297893	NV105297882	Wildcat
494	WCN 13	NV105297894	NV105297882	Wildcat
495	WCN 14	NV105297895	NV105297882	Wildcat
496	WCN 15	NV105297896	NV105297882	Wildcat
497	WCN 16	NV105297897	NV105297882	Wildcat
498	WCN 17	NV105297898	NV105297882	Wildcat
499	WCN 18	NV105297899	NV105297882	Wildcat
500	WCN 19	NV105297900	NV105297882	Wildcat
501	WCN 20	NV105297901	NV105297882	Wildcat
502	WCN 21	NV105297902	NV105297882	Wildcat
503	WCN 22	NV105297903	NV105297882	Wildcat
504	WCN 23	NV105297904	NV105297882	Wildcat
505	WCN 24	NV105297905	NV105297882	Wildcat
506	WCN 25	NV105297906	NV105297882	Wildcat
507	WCN 26	NV105297907	NV105297882	Wildcat
508	WCN 27	NV105297908	NV105297882	Wildcat
509	WCN 28	NV105297909	NV105297882	Wildcat
510	WCN 29	NV105297910	NV105297882	Wildcat
511	WCN 30	NV105297911	NV105297882	Wildcat
512	WCN 31	NV105297912	NV105297882	Wildcat
513	WCN 32	NV105297913	NV105297882	Wildcat
514	WCN 33	NV105297914	NV105297882	Wildcat
515	WCN 34	NV105297915	NV105297882	Wildcat

Wildcat and Mountain View Projects	329	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
516	WCN 35	NV105297916	NV105297882	Wildcat
517	WCN 36	NV105297917	NV105297882	Wildcat
518	WCN 37	NV105297918	NV105297882	Wildcat
519	WCN 38	NV105297919	NV105297882	Wildcat
520	WCN 39	NV105297920	NV105297882	Wildcat
521	WCN 40	NV105297921	NV105297882	Wildcat
522	WCN 41	NV105297922	NV105297882	Wildcat
523	WCN 42	NV105297923	NV105297882	Wildcat
524	WCN 43	NV105297924	NV105297882	Wildcat
525	WCN 44	NV105297925	NV105297882	Wildcat
526	WCN 45	NV105297926	NV105297882	Wildcat
527	WCN 46	NV105297927	NV105297882	Wildcat
528	WCN 47	NV105297928	NV105297882	Wildcat
529	WCN 48	NV105297929	NV105297882	Wildcat
530	WCN 49	NV105297930	NV105297882	Wildcat
531	WCN 50	NV105297931	NV105297882	Wildcat
532	WCN 51	NV105297932	NV105297882	Wildcat
533	WCN 52	NV105297933	NV105297882	Wildcat
534	WCN 53	NV105297934	NV105297882	Wildcat
535	WCN 54	NV105297935	NV105297882	Wildcat
536	WCN 55	NV105297936	NV105297882	Wildcat
537	WCN 56	NV105297937	NV105297882	Wildcat
538	WCN 57	NV105297938	NV105297882	Wildcat
539	WCN 58	NV105297939	NV105297882	Wildcat
540	WCN 59	NV105297940	NV105297882	Wildcat
541	WCN 60	NV105297941	NV105297882	Wildcat
542	WCN 61	NV105297942	NV105297882	Wildcat
543	WCN 62	NV105297943	NV105297882	Wildcat
544	WCN 63	NV105297944	NV105297882	Wildcat
545	WCN 64	NV105297945	NV105297882	Wildcat
546	WCN 65	NV105297946	NV105297882	Wildcat
547	WCN 66	NV105297947	NV105297882	Wildcat
548	WCN 67	NV105297948	NV105297882	Wildcat
549	WCN 68	NV105297949	NV105297882	Wildcat
550	WCN 69	NV105297950	NV105297882	Wildcat
551	WCN 70	NV105297951	NV105297882	Wildcat
552	WCN 71	NV105297952	NV105297882	Wildcat
553	WCN 72	NV105297953	NV105297882	Wildcat
554	WCN 73	NV105297954	NV105297882	Wildcat
555	WCN 74	NV105297955	NV105297882	Wildcat
556	WCN 75	NV105297956	NV105297882	Wildcat
557	WCN 76	NV105297957	NV105297882	Wildcat
558	WCN 77	NV105297958	NV105297882	Wildcat
559	WCN 78	NV105297959	NV105297882	Wildcat
560	WCN 79	NV105297960	NV105297882	Wildcat
561	WCN 80	NV105297961	NV105297882	Wildcat
562	WCN 81	NV105297962	NV105297882	Wildcat

Wildcat and Mountain View Projects	330	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
563	WCN 82	NV105297963	NV105297882	Wildcat
564	WCN 83	NV105297964	NV105297882	Wildcat
565	WCN 84	NV105297965	NV105297882	Wildcat
566	WCN 85	NV105297966	NV105297882	Wildcat
567	WCN 86	NV105297967	NV105297882	Wildcat
568	WCN 87	NV105297968	NV105297882	Wildcat
569	WCN 88	NV105297969	NV105297882	Wildcat
570	WCN 89	NV105297970	NV105297882	Wildcat
571	WCN 90	NV105297971	NV105297882	Wildcat
572	WCN 91	NV105297972	NV105297882	Wildcat
573	WCN 92	NV105297973	NV105297882	Wildcat
574	WCN 93	NV105297974	NV105297882	Wildcat
575	WCN 94	NV105297975	NV105297882	Wildcat
576	WCN 95	NV105297976	NV105297882	Wildcat
577	WCN 96	NV105297977	NV105297882	Wildcat
578	WCN 97	NV105297978	NV105297882	Wildcat
579	WCN 98	NV105297979	NV105297882	Wildcat
580	WCN 99	NV105297980	NV105297882	Wildcat
581	WCN 100	NV105297981	NV105297882	Wildcat
582	WCN 101	NV105297982	NV105297882	Wildcat
583	WCN 102	NV105297983	NV105297882	Wildcat
584	WCN 103	NV105297984	NV105297882	Wildcat
585	WCN 104	NV105297985	NV105297882	Wildcat
586	WCN 105	NV105297986	NV105297882	Wildcat
587	WCN 106	NV105297987	NV105297882	Wildcat
588	WCN 107	NV105297988	NV105297882	Wildcat
589	WCN 108	NV105297989	NV105297882	Wildcat
590	WCN 109	NV105297990	NV105297882	Wildcat
591	WCN 110	NV105297991	NV105297882	Wildcat
592	WCN 111	NV105297992	NV105297882	Wildcat
593	WCN 112	NV105297993	NV105297882	Wildcat
594	WCN 113	NV105297994	NV105297882	Wildcat
595	WCN 114	NV105297995	NV105297882	Wildcat
596	WCN 115	NV105297996	NV105297882	Wildcat
597	WCN 116	NV105297997	NV105297882	Wildcat
598	WCN 117	NV105297998	NV105297882	Wildcat
599	WCN 118	NV105297999	NV105297882	Wildcat
600	WCN 119	NV105298000	NV105297882	Wildcat
601	WCN 120	NV105298001	NV105297882	Wildcat
602	WCN 121	NV105298002	NV105297882	Wildcat
603	WCN 122	NV105298003	NV105297882	Wildcat
604	WCN 123	NV105298004	NV105297882	Wildcat
605	WCN 124	NV105298005	NV105297882	Wildcat
606	WCN 125	NV105298006	NV105297882	Wildcat
607	WCN 126	NV105298007	NV105297882	Wildcat
608	WCN 127	NV105298008	NV105297882	Wildcat
609	WCN 128	NV105298009	NV105297882	Wildcat

Wildcat and Mountain View Projects	331	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
610	WCN 129	NV105298010	NV105297882	Wildcat
611	WCN 130	NV105298011	NV105297882	Wildcat
612	WCN 131	NV105298012	NV105297882	Wildcat
613	WCN 132	NV105298013	NV105297882	Wildcat
614	WCN 133	NV105298014	NV105297882	Wildcat
615	WCN 134	NV105298015	NV105297882	Wildcat
616	WCN 135	NV105298016	NV105297882	Wildcat
617	WCN 136	NV105298017	NV105297882	Wildcat
618	WCN 137	NV105298018	NV105297882	Wildcat
619	WCN 138	NV105298019	NV105297882	Wildcat
620	WCN 139	NV105298020	NV105297882	Wildcat
621	WCN 140	NV105298021	NV105297882	Wildcat
622	WCN 141	NV105298022	NV105297882	Wildcat
623	WCN 142	NV105298023	NV105297882	Wildcat
624	WCN 143	NV105298024	NV105297882	Wildcat
625	WCN 144	NV105298025	NV105297882	Wildcat
626	WCN 145	NV105298026	NV105297882	Wildcat
627	WCNE 24	NV105749658	NV105749635	Wildcat
628	WCNE 25	NV105749659	NV105749635	Wildcat
629	WCNE 26	NV105749660	NV105749635	Wildcat
630	WCNE 27	NV105749661	NV105749635	Wildcat
631	WCNE 28	NV105749662	NV105749635	Wildcat
632	WCNE 29	NV105749663	NV105749635	Wildcat
633	WCNE 30	NV105749664	NV105749635	Wildcat
634	WCNE 31	NV105749665	NV105749635	Wildcat
635	WCNE 32	NV105749666	NV105749635	Wildcat
636	WCNE 33	NV105749667	NV105749635	Wildcat
637	WCNE 34	NV105749668	NV105749635	Wildcat
638	WCNE 35	NV105749669	NV105749635	Wildcat
639	WCNE 36	NV105749670	NV105749635	Wildcat
640	WCNE 37	NV105749671	NV105749635	Wildcat
641	WCNE 38	NV105749672	NV105749635	Wildcat
642	WCNE 39	NV105749673	NV105749635	Wildcat
643	WCNE 40	NV105749674	NV105749635	Wildcat
644	WCNE 75	NV105749709	NV105749635	Wildcat
645	WCNE 76	NV105749710	NV105749635	Wildcat
646	WCNE 77	NV105749711	NV105749635	Wildcat
647	WCNE 78	NV105749712	NV105749635	Wildcat
648	WCNE 79	NV105749713	NV105749635	Wildcat
649	WCNE 80	NV105749714	NV105749635	Wildcat
650	WCNE 81	NV105749715	NV105749635	Wildcat
651	WCNE 82	NV105749716	NV105749635	Wildcat
652	WCNE 83	NV105749717	NV105749635	Wildcat
653	WCNE 84	NV105749718	NV105749635	Wildcat
654	WCNE 85	NV105749719	NV105749635	Wildcat
655	WCNE 86	NV105749720	NV105749635	Wildcat
656	WCNE 87	NV105749721	NV105749635	Wildcat
Wildcat and Mountain View Projects	332	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
657	WCNE 88	NV105749722	NV105749635	Wildcat
658	WCNE 89	NV105749723	NV105749635	Wildcat
659	WCNE 90	NV105749724	NV105749635	Wildcat
660	WCNE 91	NV105749725	NV105749635	Wildcat
661	WCNE 92	NV105749726	NV105749635	Wildcat
662	WCNE 93	NV105749727	NV105749635	Wildcat
663	WCNE 94	NV105749728	NV105749635	Wildcat
664	WCNE 95	NV105749729	NV105749635	Wildcat
665	WCNE 96	NV105749730	NV105749635	Wildcat
666	WCNE 97	NV105749731	NV105749635	Wildcat
667	WCNE 98	NV105749732	NV105749635	Wildcat
668	WCNE 99	NV105749733	NV105749635	Wildcat
669	WCNE 100	NV105749734	NV105749635	Wildcat
670	WCNE 101	NV105749735	NV105749635	Wildcat
671	WCNE 102	NV105749736	NV105749635	Wildcat
672	WCNE 103	NV105749737	NV105749635	Wildcat
673	WCNE 104	NV105749738	NV105749635	Wildcat
674	WCNE 105	NV105749739	NV105749635	Wildcat
675	WCNE 106	NV105749740	NV105749635	Wildcat
676	WCNE 107	NV105749741	NV105749635	Wildcat
677	WCNE 108	NV105749742	NV105749635	Wildcat
678	WCNE 109	NV105749743	NV105749635	Wildcat
679	WCNE 110	NV105749744	NV105749635	Wildcat
680	WCNE 111	NV105749745	NV105749635	Wildcat
681	WCNE 112	NV105749746	NV105749635	Wildcat
682	WCNE 113	NV105749747	NV105749635	Wildcat
683	WCNE 114	NV105749748	NV105749635	Wildcat
684	WCNE 115	NV105749749	NV105749635	Wildcat
685	WCNE 116	NV105749750	NV105749635	Wildcat
686	WCNE 117	NV105749751	NV105749635	Wildcat
687	WCNE 118	NV105749752	NV105749635	Wildcat
688	WCNE 119	NV105749753	NV105749635	Wildcat
689	WCNE 120	NV105749754	NV105749635	Wildcat
690	WCNE 121	NV105749755	NV105749635	Wildcat
691	WCNE 122	NV105749756	NV105749635	Wildcat
692	WCNE 123	NV105749757	NV105749635	Wildcat
693	WCNE 124	NV105749758	NV105749635	Wildcat
694	WCNE 125	NV105749759	NV105749635	Wildcat
695	WCNE 126	NV105749760	NV105749635	Wildcat
696	WCNE 127	NV105749761	NV105749635	Wildcat
697	WCNE 128	NV105749762	NV105749635	Wildcat
698	WCNE 129	NV105749763	NV105749635	Wildcat
699	WCNE 130	NV105749764	NV105749635	Wildcat
700	WCNE 131	NV105749765	NV105749635	Wildcat
701	WCNE 132	NV105749766	NV105749635	Wildcat
702	WCNE 133	NV105749767	NV105749635	Wildcat
703	WCNE 134	NV105749768	NV105749635	Wildcat

Wildcat and Mountain View Projects	333	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
704	WCNE 135	NV105749769	NV105749635	Wildcat
705	WCNE 136	NV105749770	NV105749635	Wildcat
706	WCNE 137	NV105749771	NV105749635	Wildcat
707	WCNE 138	NV105749772	NV105749635	Wildcat
708	WCNE 139	NV105749773	NV105749635	Wildcat
709	WCNE 140	NV105749774	NV105749635	Wildcat
710	WCNE 141	NV105749775	NV105749635	Wildcat
711	WCNE 142	NV105749776	NV105749635	Wildcat
712	WCNE 143	NV105749777	NV105749635	Wildcat
713	WCNE 144	NV105749778	NV105749635	Wildcat
714	WCNE 145	NV105749779	NV105749635	Wildcat
715	WCNE 146	NV105749780	NV105749635	Wildcat
716	WCNE 147	NV105749781	NV105749635	Wildcat
717	WCNE 148	NV105749782	NV105749635	Wildcat
718	WCNE 149	NV105749783	NV105749635	Wildcat
719	WCNE 150	NV105749784	NV105749635	Wildcat
720	WCNE 151	NV105749785	NV105749635	Wildcat
721	WCNE 152	NV105749786	NV105749635	Wildcat
722	WCNE 153	NV105749787	NV105749635	Wildcat
723	WCNE 154	NV105749788	NV105749635	Wildcat
724	WCNE 155	NV105749789	NV105749635	Wildcat
725	WCNE 156	NV105749790	NV105749635	Wildcat
726	WCNE 157	NV105749791	NV105749635	Wildcat
727	WCNE 158	NV105749792	NV105749635	Wildcat
728	WCNE 159	NV105749793	NV105749635	Wildcat
729	WCNE 160	NV105749794	NV105749635	Wildcat
730	WCNE 161	NV105749795	NV105749635	Wildcat
731	WCNE 162	NV105749796	NV105749635	Wildcat
732	WCNE 163	NV105749797	NV105749635	Wildcat
733	WCNE 164	NV105749798	NV105749635	Wildcat
734	WCNE 165	NV105749799	NV105749635	Wildcat
735	WCNE 166	NV105749800	NV105749635	Wildcat
736	WCNE 167	NV105749801	NV105749635	Wildcat
737	WCNE 168	NV105749802	NV105749635	Wildcat
738	WCNE 169	NV105749803	NV105749635	Wildcat
739	WCNE 170	NV105749804	NV105749635	Wildcat
740	WCNE 171	NV105749805	NV105749635	Wildcat
741	WCNE 172	NV105749806	NV105749635	Wildcat
742	WCNE 1	NV105749635	NV105749635	Wildcat
743	WCNE 2	NV105749636	NV105749635	Wildcat
744	WCNE 3	NV105749637	NV105749635	Wildcat
745	WCNE 4	NV105749638	NV105749635	Wildcat
746	WCNE 5	NV105749639	NV105749635	Wildcat
747	WCNE 6	NV105749640	NV105749635	Wildcat
748	WCNE 7	NV105749641	NV105749635	Wildcat
749	WCNE 8	NV105749642	NV105749635	Wildcat
750	WCNE 9	NV105749643	NV105749635	Wildcat

Wildcat and Mountain View Projects	334	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
751	WCNE 10	NV105749644	NV105749635	Wildcat
752	WCNE 11	NV105749645	NV105749635	Wildcat
753	WCNE 12	NV105749646	NV105749635	Wildcat
754	WCNE 13	NV105749647	NV105749635	Wildcat
755	WCNE 14	NV105749648	NV105749635	Wildcat
756	WCNE 15	NV105749649	NV105749635	Wildcat
757	WCNE 16	NV105749650	NV105749635	Wildcat
758	WCNE 17	NV105749651	NV105749635	Wildcat
759	WCNE 18	NV105749652	NV105749635	Wildcat
760	WCNE 19	NV105749653	NV105749635	Wildcat
761	WCNE 20	NV105749654	NV105749635	Wildcat
762	WCNE 21	NV105749655	NV105749635	Wildcat
763	WCNE 22	NV105749656	NV105749635	Wildcat
764	WCNE 23	NV105749657	NV105749635	Wildcat
765	WCNE 41	NV105749675	NV105749635	Wildcat
766	WCNE 42	NV105749676	NV105749635	Wildcat
767	WCNE 43	NV105749677	NV105749635	Wildcat
768	WCNE 44	NV105749678	NV105749635	Wildcat
769	WCNE 45	NV105749679	NV105749635	Wildcat
770	WCNE 46	NV105749680	NV105749635	Wildcat
771	WCNE 47	NV105749681	NV105749635	Wildcat
772	WCNE 48	NV105749682	NV105749635	Wildcat
773	WCNE 49	NV105749683	NV105749635	Wildcat
774	WCNE 50	NV105749684	NV105749635	Wildcat
775	WCNE 51	NV105749685	NV105749635	Wildcat
776	WCNE 52	NV105749686	NV105749635	Wildcat
777	WCNE 53	NV105749687	NV105749635	Wildcat
778	WCNE 54	NV105749688	NV105749635	Wildcat
779	WCNE 55	NV105749689	NV105749635	Wildcat
780	WCNE 56	NV105749690	NV105749635	Wildcat
781	WCNE 57	NV105749691	NV105749635	Wildcat
782	WCNE 58	NV105749692	NV105749635	Wildcat
783	WCNE 59	NV105749693	NV105749635	Wildcat
784	WCNE 60	NV105749694	NV105749635	Wildcat
785	WCNE 61	NV105749695	NV105749635	Wildcat
786	WCNE 62	NV105749696	NV105749635	Wildcat
787	WCNE 63	NV105749697	NV105749635	Wildcat
788	WCNE 64	NV105749698	NV105749635	Wildcat
789	WCNE 65	NV105749699	NV105749635	Wildcat
790	WCNE 66	NV105749700	NV105749635	Wildcat
791	WCNE 67	NV105749701	NV105749635	Wildcat
792	WCNE 68	NV105749702	NV105749635	Wildcat
793	WCNE 69	NV105749703	NV105749635	Wildcat
794	WCNE 70	NV105749704	NV105749635	Wildcat
795	WCNE 71	NV105749705	NV105749635	Wildcat
796	WCNE 72	NV105749706	NV105749635	Wildcat
797	WCNE 73	NV105749707	NV105749635	Wildcat

Wildcat and Mountain View Projects	335	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
798	WCNE 74	NV105749708	NV105749635	Wildcat
799	WCNE 173	NV105749807	NV105749635	Wildcat
800	WCNE 174	NV105749808	NV105749635	Wildcat
801	WCNE 175	NV105749809	NV105749635	Wildcat
802	WCNE 176	NV105749810	NV105749635	Wildcat
803	WCNE 177	NV105749811	NV105749635	Wildcat
804	WCNE 178	NV105749812	NV105749635	Wildcat
805	WCNE 179	NV105749813	NV105749635	Wildcat
806	WCNE 180	NV105749814	NV105749635	Wildcat
807	WCNE 181	NV105749815	NV105749635	Wildcat
808	WCNE 182	NV105749816	NV105749635	Wildcat
809	WCNE 183	NV105749817	NV105749635	Wildcat
810	WCNE 184	NV105749818	NV105749635	Wildcat
811	WCNE 185	NV105749819	NV105749635	Wildcat
812	WCNE 186	NV105749820	NV105749635	Wildcat
813	WCNE 187	NV105749821	NV105749635	Wildcat
814	WCNE 188	NV105749822	NV105749635	Wildcat
815	WCNE 189	NV105749823	NV105749635	Wildcat
816	WCNE 190	NV105749824	NV105749635	Wildcat
817	WCNE 191	NV105749825	NV105749635	Wildcat
818	WCNE 192	NV105749826	NV105749635	Wildcat
819	WCNE 193	NV105749827	NV105749635	Wildcat
820	WCNE 194	NV105749828	NV105749635	Wildcat
821	WCNE 195	NV105749829	NV105749635	Wildcat
822	WCNE 196	NV105749830	NV105749635	Wildcat
823	WCNE 197	NV105749831	NV105749635	Wildcat
824	WCNE 198	NV105749832	NV105749635	Wildcat
825	WCE 1	NV105757897	NV105757897	Wildcat
826	WCE 2	NV105757898	NV105757897	Wildcat
827	WCE 3	NV105757899	NV105757897	Wildcat
828	WCE 4	NV105757900	NV105757897	Wildcat
829	WCE 5	NV105757901	NV105757897	Wildcat
830	WCE 6	NV105757902	NV105757897	Wildcat
831	WCE 7	NV105757903	NV105757897	Wildcat
832	WCE 8	NV105757904	NV105757897	Wildcat
833	WCE 9	NV105757905	NV105757897	Wildcat
834	WCE 10	NV105757906	NV105757897	Wildcat
835	WCE 11	NV105757907	NV105757897	Wildcat
836	WCE 12	NV105757908	NV105757897	Wildcat
837	WCE 13	NV105757909	NV105757897	Wildcat
838	WCE 14	NV105757910	NV105757897	Wildcat
839	WCE 15	NV105757911	NV105757897	Wildcat
840	WCE 16	NV105757912	NV105757897	Wildcat
841	WCE 17	NV105757913	NV105757897	Wildcat
842	WCE 18	NV105757914	NV105757897	Wildcat
843	WCE 19	NV105757915	NV105757897	Wildcat
844	WCE 20	NV105757916	NV105757897	Wildcat

Wildcat and Mountain View Projects	336	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
845	WCE 21	NV105757917	NV105757897	Wildcat
846	WCE 22	NV105757918	NV105757897	Wildcat
847	WCE 23	NV105757919	NV105757897	Wildcat
848	WCE 24	NV105757920	NV105757897	Wildcat
849	WCE 25	NV105757921	NV105757897	Wildcat
850	WCE 26	NV105757922	NV105757897	Wildcat
851	WCE 27	NV105757923	NV105757897	Wildcat
852	WCE 28	NV105757924	NV105757897	Wildcat
853	WCE 29	NV105757925	NV105757897	Wildcat
854	WCE 30	NV105757926	NV105757897	Wildcat
855	WCE 31	NV105757927	NV105757897	Wildcat
856	WCE 32	NV105757928	NV105757897	Wildcat
857	WCE 33	NV105757929	NV105757897	Wildcat
858	WCE 34	NV105757930	NV105757897	Wildcat
859	WCE 35	NV105757931	NV105757897	Wildcat
860	WCE 36	NV105757932	NV105757897	Wildcat
861	WCE 37	NV105757933	NV105757897	Wildcat
862	WCE 38	NV105757934	NV105757897	Wildcat
863	WCE 39	NV105757935	NV105757897	Wildcat
864	WCE 40	NV105757936	NV105757897	Wildcat
865	WCE 41	NV105757937	NV105757897	Wildcat
866	WCE 42	NV105757938	NV105757897	Wildcat
867	WCE 43	NV105757939	NV105757897	Wildcat
868	WCE 44	NV105757940	NV105757897	Wildcat
869	WCE 45	NV105757941	NV105757897	Wildcat
870	WCE 46	NV105757942	NV105757897	Wildcat
871	WCE 47	NV105757943	NV105757897	Wildcat
872	WCE 48	NV105757944	NV105757897	Wildcat
873	WCE 49	NV105757945	NV105757897	Wildcat
874	WCE 50	NV105757946	NV105757897	Wildcat
875	WCE 51	NV105757947	NV105757897	Wildcat
876	WCE 52	NV105757948	NV105757897	Wildcat
877	WCE 53	NV105757949	NV105757897	Wildcat
878	WCE 54	NV105757950	NV105757897	Wildcat
879	WCE 55	NV105757951	NV105757897	Wildcat
880	WCE 56	NV105757952	NV105757897	Wildcat
881	WCE 57	NV105757953	NV105757897	Wildcat
882	WCE 58	NV105757954	NV105757897	Wildcat
883	WCE 59	NV105757955	NV105757897	Wildcat
884	WCE 60	NV105757956	NV105757897	Wildcat
885	WCE 61	NV105757957	NV105757897	Wildcat
886	WCE 62	NV105757958	NV105757897	Wildcat
887	WCE 63	NV105757959	NV105757897	Wildcat
888	WCE 64	NV105757960	NV105757897	Wildcat
889	WCE 65	NV105757961	NV105757897	Wildcat
890	WCE 66	NV105757962	NV105757897	Wildcat
891	WCE 67	NV105757963	NV105757897	Wildcat

Wildcat and Mountain View Projects	337	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
892	WCE 68	NV105757964	NV105757897	Wildcat
893	WCE 69	NV105757965	NV105757897	Wildcat
894	WCE 70	NV105757966	NV105757897	Wildcat
895	WCE 71	NV105757967	NV105757897	Wildcat
896	WCE 72	NV105757968	NV105757897	Wildcat
897	WCE 73	NV105757969	NV105757897	Wildcat
898	WCE 74	NV105757970	NV105757897	Wildcat
899	WCE 75	NV105757971	NV105757897	Wildcat
900	WCE 76	NV105757972	NV105757897	Wildcat
901	WCE 77	NV105757973	NV105757897	Wildcat
902	WCE 78	NV105757974	NV105757897	Wildcat
903	WCE 79	NV105757975	NV105757897	Wildcat
904	WCE 80	NV105757976	NV105757897	Wildcat
905	WCE 81	NV105757977	NV105757897	Wildcat
906	WCE 82	NV105757978	NV105757897	Wildcat
907	WCE 83	NV105757979	NV105757897	Wildcat
908	WCE 84	NV105757980	NV105757897	Wildcat
909	WCE 85	NV105757981	NV105757897	Wildcat
910	WCE 86	NV105757982	NV105757897	Wildcat
911	WCE 87	NV105757983	NV105757897	Wildcat
912	WCE 88	NV105757984	NV105757897	Wildcat
913	WCE 89	NV105757985	NV105757897	Wildcat
914	SSQ 1	NV105778292	NV105778292	Wildcat
915	SSQ 2	NV105778293	NV105778292	Wildcat
916	SSQ 3	NV105778294	NV105778292	Wildcat

Wildcat Patented Claims

Claim Type	Claim Name	Mineral Survey No.
PATENTED CLAIM	Wild Cat	3822
PATENTED CLAIM	Big Hero	3822
PATENTED CLAIM	Little Hero	3822
PATENTED CLAIM	Jay Bird	3822

Mountain View Unpatented Lode Claims

Claim Count	Claim Name	Serial No.	Lead File No.	Project
1	Mt. View 1	NMC142372	NMC142372	Mt. View
2	Mt. View 2	NMC142373	NMC142372	Mt. View
3	Mt. View 3	NMC142374	NMC142372	Mt. View
4	Mt. View 4	NMC142375	NMC142375	Mt. View
5	Mt. View 5	NMC196207	NMC196207	Mt. View
6	Mt. View 6	NMC202456	NMC202456	Mt. View
7	Big R 1	NMC203087	NMC203087	Mt. View
8	Jack #1	NMC253233	NMC253233	Mt. View
9	Jack #2	NMC253234	NMC253233	Mt. View

Wildcat and Mountain View Projects	338	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
10	Jack #3	NMC253235	NMC253233	Mt. View
11	Jack #4	NMC253236	NMC253233	Mt. View
12	Jack #5	NMC253237	NMC253233	Mt. View
13	Jack #6	NMC253238	NMC253233	Mt. View
14	Jack #7	NMC253239	NMC253233	Mt. View
15	Jack #8	NMC253240	NMC253233	Mt. View
16	Jack #9	NMC253241	NMC253233	Mt. View
17	Jack #10	NMC253242	NMC253233	Mt. View
18	Jack #11	NMC253243	NMC253233	Mt. View
19	Jack #12	NMC253244	NMC253233	Mt. View
20	Jack #13	NMC253245	NMC253233	Mt. View
21	Jack #14	NMC253246	NMC253233	Mt. View
22	Jack #15	NMC253247	NMC253233	Mt. View
23	Jack #35	NMC253267	NMC253233	Mt. View
24	Jack #38	NMC253270	NMC253233	Mt. View
25	Jack #63	NMC253295	NMC253233	Mt. View
26	Jack #64	NMC253296	NMC253233	Mt. View
27	Jack #65	NMC253297	NMC253233	Mt. View
28	Jack #68	NMC253300	NMC253233	Mt. View
29	Jack #69	NMC253301	NMC253233	Mt. View
30	Jack #70	NMC253302	NMC253233	Mt. View
31	Jack #71	NMC253303	NMC253233	Mt. View
32	Jack #72	NMC253304	NMC253233	Mt. View
33	Jack #73	NMC253305	NMC253233	Mt. View
34	Jack #74	NMC253306	NMC253233	Mt. View
35	Jack #75	NMC253307	NMC253233	Mt. View
36	Jack #76	NMC253308	NMC253233	Mt. View
37	Jack #78	NMC253310	NMC253233	Mt. View
38	Jack #79	NMC253311	NMC253233	Mt. View
39	Jack #80	NMC253312	NMC253233	Mt. View
40	Jack #81	NMC253313	NMC253233	Mt. View
41	Jack #82	NMC253314	NMC253233	Mt. View
42	Jack #83	NMC253315	NMC253233	Mt. View
43	Jack #84	NMC253316	NMC253233	Mt. View
44	Jack #85	NMC253317	NMC253233	Mt. View
45	Jack #86	NMC253318	NMC253233	Mt. View
46	Jack #87	NMC253319	NMC253233	Mt. View
47	Jack #88	NMC253320	NMC253233	Mt. View
48	Jack #89	NMC253321	NMC253233	Mt. View
49	Jack #90	NMC253322	NMC253233	Mt. View
50	Jack #91	NMC253323	NMC253233	Mt. View
51	Jack #92	NMC253324	NMC253233	Mt. View
52	Jack #93	NMC253325	NMC253233	Mt. View
53	Jack #94	NMC253326	NMC253233	Mt. View
54	Jack #95	NMC253327	NMC253233	Mt. View
55	Jack #96	NMC253328	NMC253233	Mt. View
56	Harlan 1	NMC253656	NMC253656	Mt. View

Wildcat and Mountain View Projects	339	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
57	Lara #1	NMC253657	NMC253656	Mt. View
58	Rich #13	NMC814670	NMC814670	Mt. View
59	Rich #14	NMC814671	NMC814670	Mt. View
60	Rich #15	NMC814672	NMC814670	Mt. View
61	Rich #16	NMC814673	NMC814670	Mt. View
62	Rich #17	NMC814674	NMC814670	Mt. View
63	Rich #18	NMC814675	NMC814670	Mt. View
64	Rich #21	NMC814676	NMC814670	Mt. View
65	Rich #22	NMC814677	NMC814670	Mt. View
66	Rich #23	NMC814678	NMC814670	Mt. View
67	Rich #24	NMC814679	NMC814670	Mt. View
68	Rich #39	NMC814680	NMC814670	Mt. View
69	Rich #50	NMC814685	NMC814670	Mt. View
70	Rich #51	NMC814686	NMC814670	Mt. View
71	Rich #52	NMC814687	NMC814670	Mt. View
72	Jack 67A	NMC822239	NMC822239	Mt. View
73	Jack 77R	NMC822240	NMC822239	Mt. View
74	Rich 61	NMC822249	NMC822239	Mt. View
75	Rich 63	NMC822251	NMC822239	Mt. View
76	Rich 64	NMC822252	NMC822239	Mt. View
77	Rich 66	NMC822254	NMC822239	Mt. View
78	Rich 68	NMC822256	NMC822239	Mt. View
79	Rich 70	NMC822258	NMC822239	Mt. View
80	Rich 72	NMC822260	NMC822239	Mt. View
81	Rich 74	NMC822262	NMC822239	Mt. View
82	Rich 76	NMC822264	NMC822239	Mt. View
83	Rich 78	NMC822266	NMC822239	Mt. View
84	Rich 80	NMC822268	NMC822239	Mt. View
85	Rich 81	NMC822269	NMC822239	Mt. View
86	Rich 82	NMC822270	NMC822239	Mt. View
87	Rich 83	NMC822271	NMC822239	Mt. View
88	Rich 84	NMC822272	NMC822239	Mt. View
89	Rich 85	NMC822273	NMC822239	Mt. View
90	Rich 86	NMC822274	NMC822239	Mt. View
91	Rich 87	NMC822275	NMC822239	Mt. View
92	Rich 88	NMC822276	NMC822239	Mt. View
93	Rich 89	NMC822277	NMC822239	Mt. View
94	Rich 90	NMC822278	NMC822239	Mt. View
95	Rich 91	NMC822279	NMC822239	Mt. View
96	Rich 92	NMC822280	NMC822239	Mt. View
97	Rich 93	NMC822281	NMC822239	Mt. View
98	Rich 94	NMC822282	NMC822239	Mt. View
99	Rich 95	NMC822283	NMC822239	Mt. View
100	Rich 96	NMC822284	NMC822239	Mt. View
101	Rich 97	NMC822285	NMC822239	Mt. View
102	Rich 98	NMC822286	NMC822239	Mt. View
103	Rich 99	NMC822287	NMC822239	Mt. View

Wildcat and Mountain View Projects	340	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
104	Rich 100	NMC822288	NMC822239	Mt. View
105	Rich 101	NMC822289	NMC822239	Mt. View
106	Rich 102	NMC822290	NMC822239	Mt. View
107	Rich 103	NMC822291	NMC822239	Mt. View
108	Rich 104	NMC822292	NMC822239	Mt. View
109	Rich 105	NMC822293	NMC822239	Mt. View
110	Rich 106	NMC822294	NMC822239	Mt. View
111	Rich 107	NMC822295	NMC822239	Mt. View
112	Rich 108	NMC822296	NMC822239	Mt. View
113	Rich 109	NMC822297	NMC822239	Mt. View
114	Rich 110	NMC822298	NMC822239	Mt. View
115	Rich 111	NMC822299	NMC822239	Mt. View
116	Rich 112	NMC822300	NMC822239	Mt. View
117	Rich 113	NMC822301	NMC822239	Mt. View
118	Rich 114	NMC822302	NMC822239	Mt. View
119	Rich 115	NMC822303	NMC822239	Mt. View
120	Rich 116	NMC822304	NMC822239	Mt. View
121	Rich 117	NMC822305	NMC822239	Mt. View
122	Rich 118	NMC822306	NMC822239	Mt. View
123	Rich 119	NMC822307	NMC822239	Mt. View
124	Rich 120	NMC822308	NMC822239	Mt. View
125	Rich 121	NMC822309	NMC822239	Mt. View
126	CALAMITY JANE 1	NV105248126	NV105248126	Mt. View
137	CALAMITY JANE 2	NV105248127	NV105248126	Mt. View
146	CALAMITY JANE 3	NV105248128	NV105248126	Mt. View
147	CALAMITY JANE 4	NV105248129	NV105248126	Mt. View
148	CALAMITY JANE 5	NV105248130	NV105248126	Mt. View
149	CALAMITY JANE 6	NV105248131	NV105248126	Mt. View
150	CALAMITY JANE 7	NV105248132	NV105248126	Mt. View
151	CALAMITY JANE 8	NV105248133	NV105248126	Mt. View
152	CALAMITY JANE 9	NV105248134	NV105248126	Mt. View
127	CALAMITY JANE 10	NV105248135	NV105248126	Mt. View
128	CALAMITY JANE 11	NV105248136	NV105248126	Mt. View
129	CALAMITY JANE 12	NV105248137	NV105248126	Mt. View
130	CALAMITY JANE 13	NV105248138	NV105248126	Mt. View
131	CALAMITY JANE 14	NV105248139	NV105248126	Mt. View
132	CALAMITY JANE 15	NV105248140	NV105248126	Mt. View
133	CALAMITY JANE 16	NV105248141	NV105248126	Mt. View
134	CALAMITY JANE 17	NV105248142	NV105248126	Mt. View
135	CALAMITY JANE 18	NV105248143	NV105248126	Mt. View
136	CALAMITY JANE 19	NV105248144	NV105248126	Mt. View
138	CALAMITY JANE 20	NV105248145	NV105248126	Mt. View
139	CALAMITY JANE 21	NV105248146	NV105248126	Mt. View
140	CALAMITY JANE 22	NV105248147	NV105248126	Mt. View
141	CALAMITY JANE 23	NV105248148	NV105248126	Mt. View
142	CALAMITY JANE 24	NV105248149	NV105248126	Mt. View
143	CALAMITY JANE 25	NV105248150	NV105248126	Mt. View

Wildcat and Mountain View Projects	341	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
144	CALAMITY JANE 26	NV105248151	NV105248126	Mt. View
145	CALAMITY JANE 27	NV105248152	NV105248126	Mt. View
153	MV 1	NV105268771	NV105268771	Mt. View
154	MV 2	NV105268772	NV105268771	Mt. View
155	MV 3	NV105268773	NV105268771	Mt. View
156	MV 4	NV105268774	NV105268771	Mt. View
157	MV 5	NV105268775	NV105268771	Mt. View
158	MV 6	NV105268776	NV105268771	Mt. View
159	MV 7	NV105268777	NV105268771	Mt. View
160	MV 8	NV105268778	NV105268771	Mt. View
161	MV 9	NV105268779	NV105268771	Mt. View
162	MV 10	NV105268780	NV105268771	Mt. View
163	MV 11	NV105268781	NV105268771	Mt. View
164	MV 12	NV105268782	NV105268771	Mt. View
165	MV 13	NV105268783	NV105268771	Mt. View
166	MV 14	NV105268784	NV105268771	Mt. View
167	MV 15	NV105268785	NV105268771	Mt. View
168	MV 16	NV105268786	NV105268771	Mt. View
169	MV 17	NV105268787	NV105268771	Mt. View
170	MV 18	NV105268788	NV105268771	Mt. View
171	MV 19	NV105268789	NV105268771	Mt. View
172	MV 20	NV105268790	NV105268771	Mt. View
173	MV 21	NV105268791	NV105268771	Mt. View
174	MV 22	NV105268792	NV105268771	Mt. View
175	MV 23	NV105268793	NV105268771	Mt. View
176	MV 24	NV105268794	NV105268771	Mt. View
177	MV 25	NV105268795	NV105268771	Mt. View
178	MV 26	NV105268796	NV105268771	Mt. View
179	MV 27	NV105268797	NV105268771	Mt. View
180	MV 28	NV105268798	NV105268771	Mt. View
181	MV 29	NV105268799	NV105268771	Mt. View
182	MV 30	NV105268800	NV105268771	Mt. View
183	MV 31	NV105268801	NV105268771	Mt. View
184	MV 32	NV105268802	NV105268771	Mt. View
185	MV 33	NV105268803	NV105268771	Mt. View
186	MV 34	NV105268804	NV105268771	Mt. View
187	MV 35	NV105268805	NV105268771	Mt. View
188	MV 36	NV105268806	NV105268771	Mt. View
189	MV 37	NV105268807	NV105268771	Mt. View
190	MV 38	NV105268808	NV105268771	Mt. View
191	MV 39	NV105268809	NV105268771	Mt. View
192	MV 40	NV105268810	NV105268771	Mt. View
193	MV 41	NV105268811	NV105268771	Mt. View
194	MV 42	NV105268812	NV105268771	Mt. View
195	MV 43	NV105268813	NV105268771	Mt. View
196	MV 44	NV105268814	NV105268771	Mt. View
197	MV 45	NV105268815	NV105268771	Mt. View

Wildcat and Mountain View Projects	342	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
198	MV 46	NV105268816	NV105268771	Mt. View
199	MV 47	NV105268817	NV105268771	Mt. View
200	MV 48	NV105268818	NV105268771	Mt. View
201	MV 49	NV105268819	NV105268771	Mt. View
202	MV 50	NV105268820	NV105268771	Mt. View
203	MV 51	NV105268821	NV105268771	Mt. View
204	MV 52	NV105268822	NV105268771	Mt. View
205	MV 53	NV105268823	NV105268771	Mt. View
206	MV 54	NV105268824	NV105268771	Mt. View
207	MV 55	NV105268825	NV105268771	Mt. View
208	MV 56	NV105268826	NV105268771	Mt. View
209	MV 57	NV105268827	NV105268771	Mt. View
210	MV 58	NV105268828	NV105268771	Mt. View
211	MV 59	NV105268829	NV105268771	Mt. View
212	MV 60	NV105268830	NV105268771	Mt. View
213	MV 61	NV105268831	NV105268771	Mt. View
214	MV 62	NV105268832	NV105268771	Mt. View
215	MV 63	NV105268833	NV105268771	Mt. View
216	MV 64	NV105268834	NV105268771	Mt. View
217	MV 65	NV105268835	NV105268771	Mt. View
218	MV 66	NV105268836	NV105268771	Mt. View
219	MV 67	NV105268837	NV105268771	Mt. View
220	MV 68	NV105268838	NV105268771	Mt. View
221	MV 69	NV105268839	NV105268771	Mt. View
222	MV 70	NV105268840	NV105268771	Mt. View
223	MV 71	NV105268841	NV105268771	Mt. View
224	MV 72	NV105268842	NV105268771	Mt. View
225	MV 73	NV105268843	NV105268771	Mt. View
226	MV 74	NV105268844	NV105268771	Mt. View
227	MV 75	NV105268845	NV105268771	Mt. View
228	MV 76	NV105268846	NV105268771	Mt. View
229	MV 77	NV105268847	NV105268771	Mt. View
230	MV 78	NV105268848	NV105268771	Mt. View
231	MV 79	NV105268849	NV105268771	Mt. View
232	MV 80	NV105268850	NV105268771	Mt. View
233	MV 81	NV105268851	NV105268771	Mt. View
234	MV 82	NV105268852	NV105268771	Mt. View
235	MV 83	NV105268853	NV105268771	Mt. View
236	MV 84	NV105268854	NV105268771	Mt. View
237	MV 85	NV105268855	NV105268771	Mt. View
238	MV 86	NV105268856	NV105268771	Mt. View
239	MV 87	NV105268857	NV105268771	Mt. View
240	MV 88	NV105268858	NV105268771	Mt. View
241	MV 89	NV105268859	NV105268771	Mt. View
242	MV 90	NV105268860	NV105268771	Mt. View
243	MV 91	NV105268861	NV105268771	Mt. View
244	MV 92	NV105268862	NV105268771	Mt. View

Wildcat and Mountain View Projects	343	July 30, 2023

Integra Resources Corp.

Claim Count	Claim Name	Serial No.	Lead File No.	Project
245	MV 93	NV105268863	NV105268771	Mt. View
246	MV 94	NV105268864	NV105268771	Mt. View
247	MV 95	NV105268865	NV105268771	Mt. View
248	MV 96	NV105268866	NV105268771	Mt. View
249	MV 97	NV105268867	NV105268771	Mt. View
250	MV 98	NV105268868	NV105268771	Mt. View
251	MV 99	NV105268869	NV105268771	Mt. View
252	MV 100	NV105268870	NV105268771	Mt. View
253	MV 101	NV105268871	NV105268771	Mt. View
254	MV 102	NV105268872	NV105268771	Mt. View
255	MV 103	NV105268873	NV105268771	Mt. View
256	MV 104	NV105268874	NV105268771	Mt. View
257	MV 105	NV105268875	NV105268771	Mt. View
258	MV 106	NV105268876	NV105268771	Mt. View
259	MV 107	NV105268877	NV105268771	Mt. View
260	MV 108	NV105268878	NV105268771	Mt. View
261	MV 109	NV105268879	NV105268771	Mt. View
262	MV 110	NV105268880	NV105268771	Mt. View
263	MV 111	NV105268881	NV105268771	Mt. View
264	MV 112	NV105268882	NV105268771	Mt. View
265	MV 113	NV105268883	NV105268771	Mt. View
266	MV 114	NV105268884	NV105268771	Mt. View
267	MV 115	NV105268885	NV105268771	Mt. View
268	MV 116	NV105268886	NV105268771	Mt. View
269	MV 117	NV105268887	NV105268771	Mt. View
270	MV 118	NV105268888	NV105268771	Mt. View
271	MV 119	NV105268889	NV105268771	Mt. View
272	MV 120	NV105268890	NV105268771	Mt. View
273	MV 121	NV105268891	NV105268771	Mt. View
274	MV 122	NV105268892	NV105268771	Mt. View
275	MV 123	NV105268893	NV105268771	Mt. View
276	MV 124	NV105268894	NV105268771	Mt. View
277	MV 125	NV105268895	NV105268771	Mt. View
278	MV 126	NV105268896	NV105268771	Mt. View
279	MV 127	NV105268897	NV105268771	Mt. View
280	MV 128	NV105268898	NV105268771	Mt. View
281	MV 129	NV105268899	NV105268771	Mt. View
282	MV 130	NV105268900	NV105268771	Mt. View
283	JACK # 66	NV101478323	NV101478323	Mt. View
284	JACK # 67	NV101528216	NV101528216	Mt. View

Wildcat and Mountain View Projects	344	July 30, 2023